Exhibit 99.1

PRELIMINARY AND SUBJECT TO COMPLETION, DATED AUGUST 17, 2020

INFORMATION STATEMENT

BBX CAPITAL FLORIDA LLC

(“NEW BBX CAPITAL”)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE

This information statement is being furnished by BBX Capital Corporation, Florida corporation (“Parent”), in connection with its spin-off (the “spin-off”) of BBX Capital Florida LLC, a Florida limited liability company (“New BBX Capital,” “we,” “us” and “our”). New BBX Capital is currently a wholly-owned subsidiary of Parent but, as described below, will become a separate, publicly-traded company as a result of the spin-off. New BBX Capital holds or will hold at the time of the spin-off all of Parent’s investments other than Woodbridge Holdings Corporation (“Woodbridge”), a wholly-owned subsidiary of Parent which in turn owns approximately 93% of the issued and outstanding common stock of Bluegreen Vacations Corporation (“Bluegreen Vacations”). New BBX Capital’s principal holdings are (i) BBX Capital Real Estate LLC (“BBX Capital Real Estate”), which is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, owns a 50% equity interest in The Altman Companies, LLC (“The Altman Companies”), a developer and manager of multifamily apartment communities, and manages the legacy assets retained in connection with Parent’s 2012 sale of BankAtlantic, including a portfolio of loans receivable, real estate properties and judgments against past borrowers, (ii) BBX Sweet Holdings LLC (“BBX Sweet Holdings”), which is engaged in the ownership and management of operating businesses in the confectionery industry, including IT’SUGAR, LLC (“IT’SUGAR”), a retailer of special candy products, Hoffman’s Chocolates and Las Olas Confections and Snacks, and (iii) Renin Holdings, LLC (“Renin”), which is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products.

Parent will continue as a separate, public company following the spin-off, with its business consisting of its indirect ownership interest in Bluegreen Vacations. Bluegreen Vacations is a leading vacation ownership company that markets and sells vacation ownership interests (“VOIs”) and manages resorts in popular leisure and urban destinations.

Prior to the spin-off, New BBX Capital will be converted into a Florida corporation to be named BBX Capital, Inc. In connection with the conversion, Parent, as the 100% owner of New BBX Capital at the time, will receive all of the issued and outstanding shares of New BBX Capital’s Class A Common Stock and Class B Common Stock. We refer to New BBX Capital’s Class A Common Stock and Class B Common Stock, collectively, as “New BBX Capital’s common stock.” To effect the spin-off, Parent will distribute the shares of New BBX Capital’s common stock held by it on a pro rata basis to Parent’s shareholders (the “distribution”). As a shareholder of Parent, you will receive one share of New BBX Capital’s Class A Common Stock for each share of Parent’s Class A Common Stock held of record by you as of 5:00 P.M., Eastern time, on September 22, 2020, the record date for the distribution (such date and time, the “record date”), and one share of New BBX Capital’s Class B Common Stock for each share of Parent’s Class B Common Stock held of record by you as of the record date. As a result, the shareholders of Parent prior to the spin-off will become the shareholders of New BBX Capital after the spin-off. In addition, if, as currently anticipated and described in further detail in this information statement, New BBX Capital adopts a rights agreement prior to the spin-off, then each share of New BBX Capital’s Class A Common Stock and Class B Common Stock distributed in connection with the spin-off will have attached thereto an associated preferred share purchase right distributed under the rights agreement. See “Description of Capital Stock” for information regarding New BBX Capital’s Class A Common Stock and Class B Common Stock and the rights agreement expected to be adopted by New BBX Capital in connection with the spin-off.

We expect that the distribution will occur on September 30, 2020 (the “distribution date”). Immediately after the distribution, New BBX Capital will be a separate, publicly-traded company. The spin-off will not impact your holdings of Parent’s Class A Common Stock or Class B Common Stock and, accordingly, your proportionate interest in Parent will not change as a result of the spin-off. The distribution will be a taxable transaction to Parent’s shareholders. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

It is anticipated that, subject to the approval of Parent’s shareholders, on or about the distribution date, Parent will change its name to Bluegreen Vacations Holding Corporation, reflecting that Parent’s assets and activities will be the assets and activities of its indirect subsidiary, Bluegreen Vacations. As previously described, it is expected that, upon its conversion into a Florida corporation, New BBX Capital will be named BBX Capital, Inc.

The Board of Directors of Parent is seeking shareholder approval of the proposed spin-off and Parent’s contemplated name change to Bluegreen Vacations Holding Corporation. Parent intends to hold a special meeting of its shareholders (the “special meeting”), and Parent is distributing a separate proxy statement which contains information regarding the proposed spin-off, the contemplated name change, and the special meeting. Completion of the spin-off is conditioned upon shareholder approval of the spin-off. You do not need to pay any consideration, exchange or surrender your existing shares of Parent’s Class A Common Stock or Class B Common Stock or take any other action to receive your shares of New BBX Capital’s Class A Common Stock or Class B Common Stock, as applicable.

Prior to the spin-off, Parent will own all of the outstanding shares of New BBX Capital’s common stock. Accordingly, there is no current trading market for New BBX Capital’s common stock. New BBX Capital is applying for its Class A Common Stock and Class B Common Stock to be quoted on the OTCQX market of the OTC Markets Group, Inc. However, there is no assurance that an active public market for New BBX Capital’s Class A Common Stock or Class B Common Stock will develop or be sustained after the spin-off. If an active public market does not develop or is not sustained, it may be difficult for New BBX Capital’s shareholders to sell their shares of New BBX Capital’s Class A Common Stock or Class B Common Stock at a price that is attractive to them, or at all. New BBX Capital has requested the trading symbol “BBXT” for its Class A Common Stock and “BFCTB” for its Class B Common Stock. If New BBX Capital’s application for quotation is approved, it is expected that a limited market, commonly known as a “when-issued” trading market, for its Class A Common Stock and Class B Common Stock will begin approximately two trading days before the record date and that “regular way” trading of its Class A Common Stock and Class B Common Stock will begin the first day of trading after the distribution date.

Parent’s Class A Common Stock is listed on the New York Stock Exchange (the “NYSE”). It is anticipated that, beginning on the record date and continuing until the time of the distribution, there will be two markets in shares of Parent’s Class A Common Stock on the NYSE: a “regular-way” market and an “ex-distribution” market. Shares of Parent’s Class A Common Stock that trade on the “regular-way” market will trade with an entitlement to the shares of New BBX Capital’s Class A Common Stock to be distributed in the spin-off in respect thereof. Shares of Parent’s Class A Common Stock that trade on the “ex-distribution” market will trade without an entitlement to shares of New BBX Capital’s Class A Common Stock. Therefore, if a shareholder sells shares of Parent’s Class A Common Stock in the “regular-way” market on or prior to the time of the distribution, such shareholder will also be selling the right to receive the shares of New BBX Capital’s Class A Common Stock that such shareholder would have otherwise received in the spin-off in respect of the shares of Parent’s Class A Common Stock being sold. If a shareholder owns shares of Parent’s Class A Common Stock on the record date and sells those shares on the “ex-distribution” market on or prior to the time of the distribution, such shareholder will continue to be entitled to receive the shares of New BBX Capital’s Class A Common Stock which are distributed in the spin-off in respect of the shares of Parent’s Class A Common Stock being sold.

Parent’s Class B Common Stock is quoted on the OTCQX market. While there is no assurance as to the ex-distribution date that FINRA will ultimately set with respect to New BBX Capital’s Class B Common Stock, it is anticipated that, pursuant to Rule 11140 promulgated by FINRA, FINRA will set an “ex-distribution date” for New BBX Capital’s Class B Common Stock as the first business day following the distribution date. Assuming that FINRA sets an ex-distribution date for New BBX Capital’s Class B Common Stock as the first business day following the distribution date, then shareholders who hold shares of Parent’s Class B Common Stock on the record date and sell the shares on or prior to the distribution date will also be selling the right to receive the shares of New BBX Capital’s Class B Common Stock that such shareholder would have otherwise received in the spin-off in respect of the shares of Parent’s Class B Common Stock being sold.

You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your shares of Parent’s Class A Common Stock or Class B Common Stock prior to or on the distribution date.

New BBX Capital is an “emerging growth company” as defined under applicable U.S. federal securities laws and, as such, has provided more limited disclosures in this information statement than an issuer that would not so qualify and also intends to elect to comply with the reduced public company reporting requirements for emerging growth companies in its future filings for so long as it is permitted to do so. See “Summary—Implications of Being an Emerging Growth Company.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 27.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

The date of this information statement is August     , 2020.

This information statement was first mailed to Parent’s shareholders on or about August     , 2020.

SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the spin-off or other information that may be important to you. To better understand the spin-off and New BBX Capital’s business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the consolidated financial statements of New BBX Capital, assumes the completion of all the transactions referred to in this information statement in connection with the spin-off. Unless the context otherwise requires, references in this information statement to “New BBX Capital,” “we,” “us,” “our” and “our company” refer to BBX Capital Florida LLC, a Florida limited liability company, the Florida corporation into which BBX Capital Florida LLC and its consolidated subsidiaries; provided, however, that, except as expressly set forth to the contrary herein or the context otherwise requires, this information statement assumes the completion of the conversion of BBX Capital Florida LLC into a Florida corporation prior to the spin-off and accordingly, such references shall be deemed to refer to the Florida corporation into which BBX Capital Florida LLC is converted and the consolidated subsidiaries thereof. References in this information statement to “Parent” refer to BBX Capital Corporation, a Florida corporation, and its consolidated subsidiaries (other than, after the spin-off, New BBX Capital and its consolidated subsidiaries), unless the context otherwise requires. We anticipate that, on or about the distribution date and subject to the approval of Parent’s shareholders, Parent will change its name to Bluegreen Vacations Holding Corporation and New BBX Capital’s name will be changed to BBX Capital, Inc. in connection with its conversion into a Florida corporation.

References in this information statement to the historical assets, liabilities, products, businesses or activities of New BBX Capital are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the businesses of New BBX Capital as they have been conducted as part of Parent’s organization.

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except as required by law.

This information statement describes New BBX Capital’s business, its relationship with Parent, and how this transaction affects Parent’s shareholders, and provides other information to assist you in evaluating the benefits and risks of the spin-off and holding or disposing of the shares of New BBX Capital’s common stock received in connection with the spin-off.

Parent

Parent is BBX Capital Corporation, a Florida corporation and Florida-based diversified holding company. Parent’s principal investments currently include Bluegreen Vacations (indirectly through Parent’s 100% ownership of Woodbridge), BBX Capital Real Estate, BBX Sweet Holdings, and Renin. As described in further detail below, as a result of the spin-off, New BBX Capital, which holds or will hold all of the subsidiaries of Parent other than Woodbridge, including BBX Capital Real Estate, BBX Sweet Holdings and Renin, will be held by Parent’s shareholders as a result of a distribution to them of shares of New BBX Capital’s Class A Common Stock and Class B Common Stock, and Parent will retain its indirect ownership interest in Bluegreen Vacations through Woodbridge.

Parent is a publicly-traded company. Its Class A Common Stock is listed on the NYSE under the ticker symbol “BBX.” Its Class B Common Stock is traded on the OTCQX under the symbol “BBXTB.” Bluegreen Vacations is a leading vacation ownership company that markets and sells VOIs and manages resorts in popular leisure and urban destinations. Bluegreen Vacations’ common stock is listed on the NYSE under the ticker symbol “BXG.” Parent, indirectly through Woodbridge, currently owns approximately 93% of Bluegreen Vacations’ common stock.

It is anticipated that, subject to the approval of Parent’s shareholders, on or about the distribution date, Parent will change its name to Bluegreen Vacations Holding Corporation. In connection with the anticipated name change, Parent intends to change the ticker symbols of its Class A Common Stock and Class B Common Stock to “BVH” and “BVHCB,” respectively.

Parent will own all of New BBX Capital’s common stock issued and outstanding prior to the distribution. Immediately following the distribution, Parent will not own any shares of New BBX Capital’s common stock. Instead, the shareholders of Parent prior to the spin-off will become the shareholders of New BBX Capital after the spin-off.

New BBX Capital

Overview

New BBX Capital is a Florida-based diversified holding company. Its principal investments include BBX Capital Real Estate, BBX Sweet Holdings and Renin. Prior to the spin-off, New BBX Capital will be converted into a Florida corporation named BBX Capital, Inc.

BBX Capital Real Estate is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, including investments in multifamily rental apartment communities, single family master planned for sale communities, and commercial properties located primarily in Florida. In addition, BBX Capital Real Estate owns a 50% equity interest in The Altman Companies, a developer and manager of multifamily apartment communities, and manages the legacy assets retained in connection with Parent’s sale of BankAtlantic in 2012, including portfolios of loans receivable, real estate properties and judgments. BBX Capital Real Estate had total assets of $161.9 million as of June 30, 2020.

BBX Sweet Holdings is engaged in the ownership and management of operating businesses in the confectionery industry, including IT’SUGAR, Hoffman’s Chocolates, and Las Olas Confections and Snacks. IT’SUGAR is a specialty candy retailer which operates in retail locations throughout the United States. Its products include bulk candy, candy in giant packaging, and novelty items that are sold at its retail locations, which include a mix of high-traffic resort and entertainment, lifestyle, mall/outlet, and urban locations across the United States. Hoffman’s Chocolates is a retailer of gourmet chocolates with retail locations in South Florida. Las Olas Confections and Snacks is a manufacturer and wholesaler of chocolates and other confectionery products. BBX Sweet Holdings had total assets of $133.2 million as of June 30, 2020.

Renin is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products and operates through its headquarters in Canada and two manufacturing and distribution facilities in the United States and Canada. In addition to its own manufacturing, Renin also sources various products and raw materials from China and Vietnam. Renin had total assets of $35.9 million as of June 30, 2020.

In addition to its principal investments, New BBX Capital also has investments in other operating businesses, including a restaurant located in South Florida that was acquired through foreclosure. From 2016 to 2019, New BBX Capital previously operated as a franchisee of MOD Super Fast Pizza (“MOD”) restaurant locations in Florida. In 2019, the agreements with MOD were terminated, and all of New BBX Capital’s MOD restaurant locations were transferred to MOD or closed.

The Spin-Off

During June 2020, Parent announced its intention to separate its investment in Bluegreen Vacations from its other investments. This separation will be accomplished through a spin-off of New BBX Capital, which owns or will own all of the subsidiaries of Parent (other than Woodbridge, through which Parent owns its approximately 93% ownership interest in Bluegreen Vacations), through a distribution of its common stock to Parent’s shareholders. As a shareholder of Parent, you will receive one share of New BBX Capital’s Class A Common Stock for each share of Parent’s Class A Common Stock held of record by you as of the 5:00 P.M., Eastern time, on September 22, 2020, the record date for the distribution, and one share of New BBX Capital’s Class B Common Stock for each share of Parent’s Class B Common Stock held of record by you as of the record date.

In connection with the contemplated spin-off, New BBX Capital entered into a number of agreements with Parent, including a Separation and Distribution Agreement, an Employee Matters Agreement, a Transition Services Agreement, and a Tax Matters Agreement. These agreements provide the terms and conditions of the separation of Parent’s businesses between Parent and New BBX Capital and will govern various ongoing arrangements between Parent and New BBX Capital upon completion of the spin-off.

As described in further detail below, completion of the spin-off is subject to a number of conditions, including the approval of the distribution and all related transactions by Parent’s Board of Directors (and such approval not having been withdrawn) and the approval by Parent’s shareholders of the proposed spin-off. Subject to the satisfaction of the conditions to completion of the spin-off, we expect that the distribution will occur on September 30, 2020. Immediately after the distribution, New BBX Capital will be a separate, publicly-traded company and Parent will not own any shares of New BBX Capital’s common stock.

As previously described, it is anticipated that, on or about the distribution date, Parent will change its name to Bluegreen Vacations Holding Corporation and, upon its conversion into a Florida corporation, New BBX Capital will be named BBX Capital, Inc.

New BBX Capital is applying for its Class A Common Stock and Class B Common Stock to be quoted on the OTCQX market of the OTC Markets Group, Inc. (the “OTC Markets”). New BBX Capital has requested the trading symbol “BBXT” for its Class A Common Stock and “BFCTB” for its Class B Common Stock.

The spin-off will be a taxable transaction to Parent’s shareholders. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Risk Factors

You should carefully read the section of this information statement entitled “Risk Factors” for an explanation of risks and uncertainties associated with the business and investments of New BBX Capital, as well as risks and uncertainties related to the spin-off and to ownership of New BBX Capital’s common stock.

Implications of Being an Emerging Growth Company

New BBX Capital qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, it may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including reduced financial disclosure and reduced disclosure about its executive compensation arrangements. In addition, as an emerging growth company, New BBX Capital is exempt from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments, and from the auditor attestation requirement in the assessment of its internal control over financial reporting.

New BBX Capital is permitted to, and intends to, take advantage of these exemptions until it no longer qualifies for such exemptions. It will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which it has $1.07 billion or more in annual revenues;

•

the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”);

•	the date on which it has issued more than $1.0 billion in non-convertible debt securities during the previous three-year period; and

•

the date on which it is deemed to be a “large accelerated filer” (which is the last day of the fiscal year during which the total market value of common equity securities held by non-affiliates is $700 million or more, calculated as of the end of the second quarter (June 30) of such fiscal year).

New BBX Capital may choose to take advantage of some, but not all, of the exemptions available to it. New BBX Capital has taken advantage of certain reduced reporting obligations in this information statement. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. New BBX Capital is choosing to opt out of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards. Pursuant to Section 107 of the JOBS Act, the decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Corporate Information

BBX Capital Florida LLC is a Florida limited liability company. Its principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida, 33301. Its telephone number is                     . Its corporate website will be located at                     . Information contained on, or connected to, New BBX Capital’s website or Parent’s website does not and will not constitute part of this information statement or the registration statement on Form 10 of which this information statement is a part.

As previously described, immediately prior to the spin-off, BBX Capital Florida LLC will be converted into a Florida corporation and continue its business under the name BBX Capital, Inc. as a separate, publicly-traded company.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

The following provides a summary of certain of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q: What is the spin-off?

A: The spin-off is the method by which New BBX Capital will separate from Parent. To complete the spin-off, Parent will distribute to its shareholders all of the shares of New BBX Capital’s common stock. We refer to this as the “distribution.” Following the spin-off, New BBX Capital will be a separate company from Parent, and Parent will not retain any ownership interest in New BBX Capital. The separation of New BBX Capital from Parent and the distribution of New BBX Capital’s common stock are intended to provide you with equity investments in two separate companies, each able to focus on its respective business and investments. The two separate companies will be (i) New BBX Capital, which, as described in further detail below, holds or will hold all of Parent’s subsidiaries other than Woodbridge, through which Parent currently holds approximately 93% of the outstanding Common Stock of Bluegreen Vacations, and (ii) Parent, which will continue to hold its investment in Bluegreen Vacations indirectly through Woodbridge. Bluegreen Vacations is a leading vacation ownership company that markets and sells VOIs and manages resorts in popular leisure and urban destinations. Bluegreen Vacations’ common stock is listed on the NYSE under the ticker symbol “BXG.”

Q: What is New BBX Capital?

A: New BBX Capital is currently a wholly-owned subsidiary of Parent. Prior to the spin-off, New BBX Capital will be converted into a Florida corporation. New BBX Capital’s subsidiaries include (i) BBX Capital Real Estate, which is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, owns a 50% equity interest in The Altman Companies, a developer and manager of multifamily apartment communities, and manages the legacy assets retained in connection with Parent’s sale of BankAtlantic in 2012, including portfolios of loans receivable, real estate properties and judgments, (ii) BBX Sweet Holdings, which is engaged in the ownership and management of operating businesses in the confectionery industry, including IT’SUGAR, a retailer of special candy products, Hoffman’s Chocolates and Las Olas Confections and Snacks, and (iii) Renin, which is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products. In addition to its principal holdings, New BBX Capital also holds or will hold at the time of the spin-off certain other investments in various operating businesses, as described in further detail herein.

It is anticipated that, on or about the distribution date and subject to the approval of Parent’s shareholders, Parent will change its name to Bluegreen Vacations Holding Corporation and, upon its conversion into a Florida Corporation, New BBX Capital will be named BBX Capital Inc.

Q: What will I receive in the spin-off?

A: As a shareholder of Parent, in connection with the spin-off, you will receive one share of New BBX Capital’s Class A Common Stock for each share of Parent’s Class A Common Stock you own as of the record date and one share of New BBX Capital’s Class B Common Stock for each share of Parent’s Class B Common Stock you own as of the record date. In addition, if New BBX Capital adopts a rights agreement prior to the spin-off, then each share of New BBX Capital’s Class A Common Stock and Class B Common Stock distributed in connection with the spin-off will have attached thereto an associated preferred share purchase right distributed under the rights agreement. See “Description of Capital Stock” for additional information regarding the rights agreement expected to be adopted by New BBX Capital.

The spin-off will not impact your holdings of Parent’s Class A Common Stock and Class B Common Stock, as applicable, and, accordingly, your proportionate interest in Parent will not change as a result of the spin-off.

Based on the number of shares of Parent’s Class A Common Stock and Class B Common Stock expected to be outstanding as of the record date, we expect that approximately 15,624,091 shares of New BBX Capital’s Class A Common Stock and 3,693,596 shares of New BBX Capital’s Class B Common Stock will be distributed in the spin-off. However, the actual number of shares of New BBX Capital’s Class A Common Stock and Class B Common Stock to be distributed in the spin-off will be determined based on the actual number of shares of Parent’s Class A Common Stock and Class B Common Stock outstanding as of the record date. The shares of New BBX Capital’s Class A Common Stock and Class B Common Stock to be distributed in the spin-off will constitute all of the issued and outstanding shares of New BBX Capital’s common stock immediately following the distribution. The share amounts set forth above and elsewhere herein reflect the one-for-five reverse split of Parent’s Class A Common Stock and Class B Common Stock which was effected on July 22, 2020.

Subject to approval of the Compensation Committee of Parent’s Board of Directors, it is expected that the vesting of all unvested restricted stock awards of Parent’s Class A Common Stock and Class B Common Stock will be accelerated in contemplation of the spin-off. These restricted stock awards, all of which are held by the Company’s executive officers, cover a total of 488,503 shares of Parent’s Class A Common Stock and 528,484 shares of Parent’s Class B Common Stock. The shares are considered outstanding and will participate pro rata in the spin-off on the same terms as all other outstanding shares of Parent’s common stock. Absent the expected vesting acceleration, these restricted stock awards would otherwise be scheduled to vest between October 2020 and October 2023.

Q: What will be the voting rights of the New BBX Capital stock I receive in the spin-off?

A: The shares of New BBX Capital’s Class A Common Stock or Class B Common Stock that you will receive in the spin-off will have the same voting rights as the respective shares of Parent’s Class A Common Stock or Class B Common Stock that you currently hold. As a general matter, holders of New BBX Capital’s Class A Common Stock and Class B Common Stock will vote as one class on the election of directors and most other matters submitted to a vote of New BBX Capital’s shareholders. In such cases, holders of New BBX Capital’s Class A Common Stock will be entitled to one vote per share on each such matter, with all holders of New BBX Capital’s Class A Common Stock having in the aggregate 22% of the general voting power, and holders of New BBX Capital’s Class B Common Stock will be entitled to such number of votes on each such matter so that the holders of New BBX Capital’s Class B Common Stock have in the aggregate 78% of the general voting power. Pursuant to New BBX Capital’s Articles of Incorporation, the holders of New BBX Capital’s Class B Common Stock will also be entitled to a separate class vote on certain matters to the same extent that such holders have the right to a separate class vote under Parent’s Amended and Restated Articles of Incorporation, as amended (“Parent’s Articles of Incorporation”). In addition, the holders of New BBX Capital’s Class A Common Stock and Class B Common Stock will each be entitled to a separate class vote under limited circumstances provided by Florida law. See “Description of Capital Stock” for additional information.

Q: What is the record date for the distribution?

A: The record date for the distribution will be 5:00 p.m. Eastern Time on September 22, 2020, which date and time we refer to as the “record date.”

Q: When will the distribution occur?

A: We expect that the shares of New BBX Capital’s Class A Common Stock and Class B Common Stock will be distributed on or about September 30, 2020, which we refer to as the “distribution date.” It is expected that the distribution agent, acting on behalf of Parent, may require up to one week after the distribution date to fully distribute the shares of New BBX Capital’s common stock to Parent’s shareholders.

Q: Is Parent seeking shareholder approval of the spin-off?

A: Yes. Parent’s Board of Directors is seeking the approval of Parent’s shareholders to effect the spin-off and to approve Parent’s contemplated name change to Bluegreen Vacations Holding Corporation at a special meeting of its shareholders. Parent is distributing a separate proxy statement which contains information regarding the approvals sought and the special meeting. Completion of the spin-off is conditioned upon the approval of the spin-off by Parent’s shareholders.

Q: What do shareholders need to do to participate in the distribution?

A: You do not need to take any action to receive your shares of New BBX Capital’s Class A Common Stock and Class B Common Stock, as applicable, in the spin-off, but you are encouraged to read this entire information statement carefully. You will not be required make any payment to Parent for the new shares or to surrender any shares of Parent’s Class A Common Stock or Class B Common Stock you currently own in order to participate in the spin-off. However, the receipt of shares of New BBX Capital’s Class A Common Stock or Class B Common Stock will be a taxable transaction to Parent’s shareholders. See “What are the U.S. federal income tax consequences of the distribution to Parent’s shareholders?” below and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q: Will fractional shares be distributed in the spin-off?

A: Because the distribution ratio is one share of New BBX Capital’s Class A Common Stock for each share of Parent’s Class A Common Stock and one share of New BBX Capital’s Class B Common Stock for each share of Parent’s Class B Common Stock, no fractional shares will result from, or be distributed in, the spin-off.

Q: Will the spin-off affect Parent’s preferred share purchase rights or rights agreement? Will New BBX Capital adopt a rights agreement?

A: During June 2020, Parent entered into a rights agreement similar to rights agreements adopted by other public companies in light of the COVID-19 pandemic in an effort to protect against investors seeking short-term gains from taking advantage of current market conditions at the expense of Parent and its long-term investors. Pursuant to the rights agreement, Parent distributed one right for each share of its Class A Common Stock and Class B Common Stock outstanding as of the close of business on June 29, 2020, the record date for purposes of the distribution set forth in the rights agreement. Subject to the terms and conditions of the rights agreement, including certain exceptions set forth therein, the rights will become exercisable upon the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons or person(s) acting in concert therewith has acquired, or obtained the right to acquire, beneficial ownership of 5% or more of the outstanding shares of Parent’s Class A Common Stock, Class B Common Stock or total combined common stock or (ii) 10 business days (or such later date as may be determined by action of Parent’s Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 5% or more of the outstanding shares of Parent’s Class A Common Stock, Class B Common Stock or total combined common stock. If the rights become exercisable, each right (other than the rights beneficially owned by the triggering person, its affiliates, associates and others acting in concert therewith, and certain of their respective transferees, all of which rights will become void) will entitle its holder to purchase, a number of shares of Parent’s Class A Common Stock or equivalent securities having a market value at that time of twice the right’s exercise price. The spin-off will not have any impact on Parent’s rights agreement or the preferred share purchase rights issued thereunder, each of which will continue in effect in accordance with their prevailing terms and conditions.

It is expected that, prior to or in connection with the spin-off, New BBX Capital will adopt a rights agreement the terms of which will be similar to those contained in Parent’s rights agreement. The rights agreement may have an anti-takeover effect and will be an impediment to a proposed takeover of New BBX Capital which is not approved by New BBX Capital’s Board of Directors and may also limit the trading of, or otherwise adversely impact the market price of, New BBX Capital’s Class A Common Stock or Class B Common Stock. If New BBX Capital adopts the rights agreement prior to the spin-off, then each share of New BBX Capital’s Class A Common Stock and Class B Common Stock distributed in connection with the spin-off will have attached thereto an associated preferred share purchase right distributed under the rights agreement. Acquisitions of shares of New BBX Capital’s Class A Common Stock or Class B Common Stock as a result of acquiring additional shares of Parent’s Class A Common Stock or Class B Common Stock prior to the distribution or shares representing New BBX Capital’s Class A Common Stock or Class B Common Stock in the when-issued trading market or as a result of the distribution will each be included in determining the beneficial ownership of a person and all such acquisitions following the first public announcement of New BBX Capital’s adoption of the rights agreement will be taken into account in determining whether a person is an acquiring person under the terms of the rights agreement. Therefore, a person could become an acquiring person under the terms of the rights agreement simultaneously with the receipt of shares in the distribution. See “Description of Capital Stock” for additional information regarding the rights agreement expected to be adopted by New BBX Capital.

Q: What are the U.S. federal income tax consequences of the distribution to Parent’s shareholders?

A: For U.S. federal income tax purposes, the receipt of New BBX Capital’s Class A Common Stock or Class B Common Stock in the spin-off is expected to be treated as a distribution of property in an amount equal to the fair market value of the stock received. We believe that a reasonable approach to determine the fair market value of the shares of New BBX Capital’s Class A Common Stock or Class B Common Stock received would be to use the volume-weighted average price of New BBX Capital’s common stock on the first full trading day following the distribution. We believe this is a reasonable approach because the rights of New BBX Capital’s Class A Common Stock and Class B Common Stock (other than voting rights, as described above) are substantially the same and New BBX Capital’s Class B Common Stock will be convertible into shares of New BBX Capital’s Class A Common Stock on a share-for-share basis in the holder’s discretion; however, there is expected to be significantly less trading volume in the shares of New BBX Capital’s Class B Common Stock as compared to New BBX Capital’s Class A Common Stock.

The distribution of New BBX Capital’s Class A Common Stock or Class B Common Stock in the spin-off should be treated as ordinary dividend income to the extent considered paid out of Parent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of Parent’s current year and accumulated earnings and profits will be treated as a non-taxable return of capital, which reduces basis, to the extent of the holder’s basis in its shares of Parent’s Class A Common Stock or Class B Common Stock, as applicable, and thereafter as capital gain. The amount of those earnings and profits is not determinable at this time because it will depend on Parent’s income for the entire tax year in which the distribution occurs. For a more detailed discussion, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” and “Risk Factors—Risks Relating to the Spin-Off—The distribution of our common stock will not qualify for tax-free treatment.”

Q: Why has Parent decided to spin-off New BBX Capital?

A: Parent’s Board of Directors has determined that the separation of its investment in Bluegreen Vacations from its other investments is in the best interests of Parent’s shareholders. Parent’s Board of Directors believes such investments have distinct characteristics and that separating Parent’s investment in Bluegreen Vacations from its other investments will, among other things:

•	allow each company to adopt strategies and pursue objectives appropriate to each, independent of the other, which would better position each company to maximize value over the long-term;

•	bring greater clarity to the marketplace as to each company’s core competencies;

•

better position each company to optimize capital deployment and investment strategies necessary to advance their respective interests, and provide management with incentives related directly to each company’s performance and align their interests with the other shareholders of the company;

•

provide current Parent shareholders with equity investments in two separate, publicly traded companies, including Parent, which following the spin-off will be a “pure play” Bluegreen Vacations holding company; and

•

enable investors to better evaluate the financial performance, strategies, and other characteristics of each company, allowing investors to make investment decisions based on each company’s individual performance and potential, and enhance the likelihood that the market will value each company appropriately.

Q: Are there risks associated with the spin-off and ownership of New BBX Capital’s common stock?

A: Yes. There are a number of risks associated with the spin-off, New BBX Capital and ownership of New BBX Capital’s common stock. We discuss these risks under “Risk Factors.”

Q: Are there conditions to completion of the spin-off?

A: Yes. Completion of the spin-off is subject to the following conditions:

•

the Board of Directors of Parent, in its sole and absolute discretion, shall have authorized and approved the spin-off (and such authorization and approval shall not have been withdrawn, as described below);

•	the approval of the spin-off by Parent’s shareholders;

•

New BBX Capital’s registration statement on Form 10 of which this information statement is a part shall have been declared effective by the Securities and Exchange Commission (the “SEC”) and shall not be the subject of any stop order or proceedings seeking a stop order, and this information statement shall have been sent to Parent’s shareholders as of the close of business on the record date, all necessary permits and authorizations under the Securities Act and the Exchange Act relating to the issuance and trading of shares of New BBX Capital’s Class A Common Stock and Class B Common Stock shall have been obtained and be in effect, and such shares shall have been approved for listing, trading or quotation on a national securities exchange or on the OTC Markets, subject to official notice of issuance; and

•

no court or other governmental authority having jurisdiction over Parent or New BBX Capital shall have issued or entered any order, and no applicable law shall have been enacted or promulgated, in each case, that is then in effect and has the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the spin-off.

We are not aware of any material regulatory requirements that must be complied with or any material regulatory or third party approvals that must be obtained, other than compliance with SEC rules and regulations, including the SEC’s declaration of effectiveness of New BBX Capital’s registration statement on Form 10, and the approval for listing, trading or quotation of New BBX Capital’s Class A Common Stock and Class B Common Stock on a national securities exchange or on the OTC Markets, subject to official notice of issuance.

Q: Can Parent’s Board of Directors decide to terminate the spin-off even if all of the conditions have been satisfied?

A: Yes. Until the distribution has occurred, Parent’s Board of Directors has the right to terminate the spin-off, even if all of the other conditions have been satisfied, if Parent’s Board of Directors determines, in its sole and absolute discretion, that the spin-off is not in the best interests of Parent and its shareholders or that market conditions or other circumstances are such that the separation of New BBX Capital and Parent is otherwise no longer advisable at that time.

Q: When will I be able to trade my shares of New BBX Capital’s Class A Common Stock and/or Class B Common Stock? What will the market price be?

A: Parent will own all of the outstanding shares of New BBX Capital’s common stock prior to the spin-off. Accordingly, there is no current trading market for New BBX Capital’s common stock. New BBX Capital is applying for its Class A Common Stock and Class B Common Stock to be quoted on the OTCQX market and has requested the trading symbol “BBXT” for its Class A Common Stock and “BFCTB” for its Class B Common Stock. If New BBX Capital’s application for quotation is approved, it is expected that a limited market, commonly known as a “when-issued” trading market, for its Class A Common Stock and Class B Common Stock will begin approximately two trading days before the record date and that “regular way” trading of its Class A Common Stock and Class B Common Stock will begin the first day of trading after the distribution date.

We cannot predict what the market price will be for New BBX Capital’s Class A Common Stock or Class B Common Stock, in each case, prior to, on or after the distribution date. It is possible that some of Parent’s shareholders may sell the shares received in connection with the spin-off because, among other things, New BBX Capital’s investments or strategies do not fit their investment objectives or because New BBX Capital’s Class A Common Stock or Class B Common Stock may not be included in certain indices. The market price of New BBX Capital’s Class A Common Stock and Class B Common Stock may fluctuate significantly, including during the period before the market has analyzed fully the business and financial characteristics of New BBX Capital separate from Parent.

Q: Does New BBX Capital expect to pay dividends after the spin-off?

A: No. It is not anticipated that New BBX Capital will pay cash dividends on its common stock following the spin-off. New BBX Capital currently intends to retain any earnings for use in the operation of its business.

Q: Will my shares of Parent’s Class A Common Stock and Class B Common Stock continue to trade after the spin-off?

A: Subject to continued compliance with applicable listing standards and requirements, it is expected that, following the spin-off, Parent’s Class A Common Stock will continue to trade on the NYSE and Parent’s Class B Common Stock will continue to be quoted on the OTCQX market. It is anticipated that, on or about the distribution date and subject to the approval of the holders of Parent’s shareholders, Parent will change its name to Bluegreen Vacations Holding Corporation. In connection with such name change, it is expected that the ticker symbol of Parent’s Class A Common Stock on the NYSE will change from “BBX” to “BVH” and the trading symbol of Parent’s Class B Common Stock on the OTCQX market will change from “BBXTB” to “BVHCB.”

Parent’s name change will not affect the validity or transferability of any currently outstanding stock certificates and shareholders will not be requested to, and should not, surrender for exchange any certificates presently held by them, whether in connection with the spin-off or the name change.

Q: If I sell my shares of Parent’s Class A Common Stock or Class B Common Stock prior to the distribution, will I still be entitled to receive shares of New BBX Capital in the distribution?

A: It is anticipated that, beginning on the record date and continuing until the time of the distribution, there will be two markets in shares of Parent’s Class A Common Stock on the NYSE: a “regular-way” market and an “ex-distribution” market. Shares of Parent’s Class A Common Stock that trade on the “regular-way” market will trade with an entitlement to the shares of New BBX Capital’s Class A Common Stock to be distributed in the spin-off in respect thereof. Shares of Parent’s Class A Common Stock that trade on the “ex-distribution” market will trade without an entitlement to shares of New BBX Capital’s Class A Common Stock. Therefore, if a shareholder sells shares of Parent’s Class A Common Stock in the “regular-way” market on or prior to the time of the distribution, such shareholder will also be selling the right to receive the shares of New BBX Capital’s Class A Common Stock that such shareholder would have otherwise received in the spin-off in respect of the shares of Parent’s Class A Common Stock being sold. If a shareholder owns shares of Parent’s Class A Common Stock on the record date and sells those shares on the “ex-distribution” market on or prior to the time of the distribution, such shareholder will continue to be entitled to receive the shares of New BBX Capital’s Class A Common Stock which are distributed in the spin-off in respect of the shares of Parent’s Class A Common Stock being sold.

Parent’s Class B Common Stock is quoted on the OTCQX market. While there is no assurance as to the ex-distribution date that FINRA will ultimately set with respect to New BBX Capital’s Class B Common Stock, it is anticipated that, pursuant to Rule 11140 promulgated by FINRA, FINRA will set an “ex-distribution date” for New BBX Capital’s Class B Common Stock as the first business day following the distribution date. Assuming that FINRA sets an ex-distribution date for New BBX Capital’s Class B Common Stock as the first business day following the distribution date, then shareholders who hold shares of Parent’s Class B Common Stock on the record date and sell the shares on or prior to the distribution date will also be selling the right to receive the shares of New BBX Capital’s Class B Common Stock that such shareholder would have otherwise received in the spin-off in respect of the shares of Parent’s Class B Common Stock being sold.

You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your shares of Parent’s Class A Common Stock or Class B Common Stock prior to or on the distribution date.

Q: Will the spin-off affect the market price of Parent’s Class A Common Stock or Class B Common Stock?

A: It is possible that the market price of Parent’s Class A Common Stock and/or Class B Common Stock will be affected by the spin-off because such stock will no longer reflect the benefits, risks or rewards associated with

New BBX Capital and its subsidiaries. There is no assurance as to how the market will respond to the spin-off, including the agreements entered into in connection with the spin-off and the relationship between Parent and New BBX Capital following the spin-off. We cannot provide you with any assurance as to the price at which shares of Parent’s Class A Common Stock or Class B Common Stock or New BBX Capital’s Class A Common Stock or Class B Common Stock will trade following the spin-off.

Q: What will be the relationship between Parent and New BBX Capital after the spin-off?

A: Immediately following the spin-off, New BBX Capital will be a separate, publicly-traded company, and Parent will have no continuing stock ownership interest in New BBX Capital. In connection with the spin-off, New BBX Capital has entered into a Separation and Distribution Agreement and certain other agreements with Parent which provide the terms and conditions of the separation of the businesses of Parent between Parent and New BBX Capital and will govern various ongoing arrangements between Parent and New BBX Capital after completion of the spin-off.

In connection with the spin-off and pursuant to the Separation and Distribution Agreement, Parent will execute a $75 million promissory note in favor of New BBX Capital. Amounts outstanding under the note will accrue interest at a rate of 6% per annum. The note will require payments of interest only on a quarterly basis. It is also anticipated that payments may be deferred at the option of Parent, with amounts deferred to accrue interest at a cumulative, compounded rate of 8% per annum. All outstanding amounts under the note will become due and payable in five years or upon certain events.

Following the spin-off, there will be an overlap between executive management of Parent and New BBX Capital. Alan B. Levan will continue to serve as the Chairman, Chief Executive Officer and President of Parent and will also serve as the Chairman of New BBX Capital. John E. Abdo will continue to serve as the Vice Chairman of Parent and Bluegreen Vacations and will also serve as the Vice Chairman of New BBX Capital. Jarett S. Levan, the son of Alan B. Levan, will continue to serve as a director of Parent and Bluegreen Vacations and will be the Chief Executive Officer and President and a director of New BBX Capital. In addition, Seth M. Wise will be Executive Vice President and a director of New BBX Capital and will continue to serve as a director of Bluegreen Vacations. Other than Messrs. Alan Levan, Abdo, Jarett Levan, Darwin Dornbush, Joel Levy and William Nicholson, it is expected that the directors serving on Parent’s Board of Directors at the time of the spin-off will resign as directors of Parent and instead serve as directors of New BBX Capital following the spin-off. Messrs. Dornbush, Levy and Nicholson are expected to remain as directors of Parent and not join New BBX Capital’s Board. See “Management” for additional information.

Q: What will Alan B. Levan, John E. Abdo’s and Jarett S. Levan’s ownership and voting percentage of New BBX Capital be immediately following the distribution?

Alan B. Levan, John E. Abdo and Jarett S. Levan will have the same ownership and voting interest in New BBX Capital immediately following the spin-off as they have with respect to Parent immediately prior to the spin-off. Including shares subject to restricted stock awards which have not yet vested but which Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan have the right to vote, Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan currently collectively beneficially own shares representing approximately 19.3% of Parent’s outstanding Class A Common Stock and 86.1% of Parent’s outstanding Class B Common Stock. In the aggregate, these shares currently represent approximately 32.1% of Parent’s total outstanding common equity and 78.2% of the total voting power of Parent’s Class A Common Stock and Class B Common Stock. For so long as Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan collectively have a greater than 50% voting interest in New BBX Capital, they will have the voting power to approve the election of directors and any matter which requires the affirmative vote of shares representing a majority of New BBX Capital’s total voting power.

Q: Do Parent’s executive officers and directors have interests in the spin-off that may be different from or in addition to the interests of Parent’s other shareholders?

Yes. You should be aware that the executive officers and directors of Parent have interests in the spin-off that may differ from, or may be in addition to, the interests of Parent’s shareholders generally. These interests include the following:

•

As previously described, following the spin-off, there will be an overlap between executive management of Parent and New BBX Capital. Alan B. Levan, John E. Abdo and Jarett S. Levan will serve as directors of Parent, Bluegreen Vacations and New BBX Capital, and Messrs. Alan Levan and Abdo will serve as executive officers of Parent, Bluegreen Vacations and New BBX Capital. In addition, Seth M. Wise will be Executive Vice President and a director of New BBX Capital and will continue to serve as a director of Bluegreen Vacations. In addition, it is expected that the non-employee directors serving on Parent’s Board of Directors at the time of the spin-off (other than Darwin Dornbush, Joel Levy and William Nicholson, who are expected to remain directors of Parent and not join New BBX Capital’s Board) will resign as directors of Parent and serve as directors of New BBX Capital following the spin-off. Non-employee directors of New BBX Capital will receive compensation for their service on New BBX Capital’s Board of Directors and committees. Such compensation is expected to be the same as what they currently receive for their service on Parent’s Board of Directors and its committees.

•

As previously described, it is expected that Alan B. Levan, John E. Abdo and Jarett Levan will be deemed to control New BBX Capital following the spin-off by virtue of their collective ownership of shares expected to represent approximately 78.2% of the total voting power of New BBX Capital’s Class A Common Stock and Class B Common Stock following the spin-off.

•

Subject to approval of the Compensation Committee of Parent’s Board of Directors, it is expected that the vesting of all unvested restricted stock awards of Parent’s Class A Common Stock and Class B Common Stock will be accelerated in contemplation of the spin-off. These restricted stock awards, all of which are held by the Company’s executive officers, cover a total of 488,503 shares of Parent’s Class A Common Stock and 528,484 shares of Parent’s Class B Common Stock as follows: Alan B. Levan holds, and is expected to have vested, restricted stock awards of 193,042 shares of Parent’s Class A Common Stock and 183,125 shares of Parent’s Class B Common Stock; John E. Abdo holds, and is expected to have vested, restricted stock awards of 193,042 shares of Parent’s Class A Common Stock and 212,892 shares of Parent’s Class B Common Stock; Jarett S. Levan holds, and is expected to have vested, restricted stock awards of 48,261 shares of Parent’s Class A Common Stock and 60,698 shares of Parent’s Class B Common Stock; Seth M. Wise holds, and is expected to have vested, restricted stock awards of 48,261 shares of Parent’s Class A Common Stock and 60,698 shares of Parent’s Class B Common Stock; and Raymond S. Lopez holds, and is expected to have vested, restricted stock awards of 5,897 shares of Parent’s Class A Common Stock and 11,071 shares of Parent’s Class B Common Stock. The shares are considered outstanding and will participate pro rata in the spin-off on the same terms as all other outstanding shares of Parent’s common stock. Absent the expected vesting acceleration, the restricted stock awards would otherwise be scheduled to vest between October 2020 and October 2023.

Q: Will I have appraisal rights in connection with the spin-off?

A: No. Shareholders of Parent will not have any appraisal rights in connection with the spin-off.

Q: Who is the distribution agent for the spin-off?

A: American Stock Transfer & Trust Company, LLC (“AST”) will be the distribution agent for the spin-off.

Q: Who will be the transfer agent for New BBX Capital’s Class A Common Stock and Class B Common Stock after the spin-off?

A: It is expected that AST will be the transfer agent for New BBX Capital’s Class A Common Stock and Class B Common Stock after the spin-off.

Q: Where can I get more information?

A: If you have any questions relating to the spin-off, you should contact the distribution agent at:

American Stock Transfer & Trust Company, LLC

[Insert Address]

[Insert Address]

[Insert toll-free number]

SUMMARY OF THE SPIN-OFF

Distributing Company/Parent	BBX Capital Corporation (“Parent”), a Florida corporation. Immediately after the distribution, Parent will not own any shares of New BBX Capital’s Class A Common Stock or Class B Common Stock.

Distributed/Spin-Off Company	BBX Capital Florida LLC (“New BBX Capital”), which is currently a wholly-owned subsidiary of Parent. BBX Capital Florida LLC will be converted into a Florida corporation named BBX Capital, Inc. immediately prior to the spin-off and such corporation will become a separate, publicly-traded company as a result of the spin-off.

Separation of Businesses	In connection with the spin-off, Parent will retain its investment in Bluegreen Vacations, a leading vacation ownership company that markets and sells VOIs and manages resorts in leisure and urban destinations, making Parent a “pure play” Bluegreen Vacations holding company. Parent holds its investment in Bluegreen Vacations indirectly through Woodbridge, a wholly-owned subsidiary of Parent which owns approximately 93% of Bluegreen Vacations’ common stock. Bluegreen Vacations’ common stock is traded on the NYSE under the ticker symbol “BXG.”

If the spin-off is completed, New BBX Capital will be a separate, publicly-traded company holding all of Parent’s subsidiaries other than Woodbridge and Bluegreen Vacations (and its subsidiaries). Subsidiaries owned by New BBX Capital include (i) BBX Capital Real Estate, which is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, owns a 50% equity interest in The Altman Companies, a developer and manager of multifamily apartment communities, and manages the legacy assets retained after Parent’s sale of BankAtlantic in 2012, including portfolios of loans receivable, real estate properties and judgments, (ii) BBX Sweet Holdings, which owns and manages operating businesses in the confectionery industry, including IT’SUGAR, a retailer of special candy products, Hoffman’s Chocolates and Las Olas Confections and Snacks, and (iii) Renin, which is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products.

Anticipated Name Changes	Subject to the approval of Parent’s shareholders, it is expected that, on or about the distribution date, Parent will change its name to Bluegreen Vacations Holding Corporation and, upon its conversion into a Florida corporation, New BBX Capital will be named BBX Capital, Inc.

Distributed Securities	All of the shares of New BBX Capital’s Class A Common Stock and Class B Common Stock, which will represent 100% of New BBX Capital’s common stock issued and outstanding immediately following the distribution.

Based on the number of shares of Parent’s Class A Common Stock and Class B Common Stock expected to be outstanding as of the record date, we expect that approximately 15,624,091 shares of New BBX Capital’s Class A Common Stock and 3,693,596 shares of New BBX Capital’s Class B Common Stock will be distributed in the spin-off.

In addition, if New BBX Capital adopts a rights agreement prior to the spin-off, then each share of New BBX Capital’s Class A Common Stock and Class B Common Stock distributed in connection with the spin-off will have attached thereto an associated preferred share purchase right distributed under the rights agreement. See “Description of Capital Stock” for additional information regarding the rights agreement expected to be adopted by New BBX Capital.

Record Date	5:00 P.M., Eastern time, on September 22, 2020.

Distribution Date	September 30, 2020.

Distribution Ratio	Each shareholder of Parent will receive one share of New BBX Capital’s Class A Common Stock for each share of Parent’s Class A Common Stock held by such shareholder as of the record date and one share of New BBX Capital’s Class B Common Stock for each share of Parent’s Class B Common Stock held by such shareholder as of the record date.

The Distribution	On or before the distribution date, Parent will release the shares of New BBX Capital’s Class A Common Stock and Class B Common Stock to the distribution agent to distribute to Parent’s shareholders. The shares will be distributed in book-entry form, which means that no physical share certificates will be issued. We expect that it may take the distribution agent up to one week following the distribution date to electronically issue shares of New BBX Capital’s Class A Common Stock and/or Class B Common Stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form.

You will not be required to make any payment, surrender or exchange of your shares of Parent’s Class A Common Stock or Class B Common Stock or take any other action to receive your shares of New BBX Capital’s Class A Common Stock or Class B Common Stock, as applicable. However, Parent is seeking shareholder approval of the spin-off and Parent’s contemplated name change to Bluegreen Vacations Holding Corporation. Parent intends to hold a special meeting of its shareholders to approve these actions and is distributing a separate proxy statement which contains information regarding the proposed spin-off and name change and the special meeting. Completion of the spin-off is conditioned upon shareholder approval of the spin-off and certain other conditions described below.

In addition, the spin-off will be a taxable transaction to you, as a shareholder of Parent, as described in further detail below.

No Fractional Shares	Because the distribution ratio is one share of New BBX Capital’s Class A Common Stock for each share of Parent’s Class A Common Stock and one share of New BBX Capital’s Class B Common Stock for each share of Parent’s Class B Common Stock, no fractional shares will result from, or be distributed in, the spin-off.

Conditions to the Spin-Off	Completion of the spin-off is subject to the following conditions:

•

the Board of Directors of Parent, in its sole and absolute discretion, shall have authorized and approved the spin-off (and such authorization and approval shall not have been withdrawn, as described below);

•	the approval by Parent’s shareholders of the spin-off;

•

New BBX Capital’s registration statement on Form 10 of which this information statement is a part shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking a stop order, and this information statement shall have been sent to Parent’s shareholders as of the close of business on the record date, all necessary permits and authorizations under the Securities Act and the Exchange Act relating to the issuance and trading of shares of New BBX Capital’s Class A Common Stock and Class B Common Stock shall have been obtained and be in effect, and such shares shall have been approved for listing, trading or quotation on a national securities exchange or the OTC Markets, subject to official notice of issuance; and

•

no court or other governmental authority having jurisdiction over Parent or New BBX Capital shall have issued or entered any order, and no applicable law shall have been enacted or promulgated, in each case, that is then in effect and has the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the spin-off.

We are not aware of any material regulatory requirements that must be complied with or any material regulatory or third party approvals that must be obtained, other than compliance with SEC rules and regulations, including the SEC’s declaration of effectiveness of New BBX Capital’s registration statement on Form 10, and the approval for listing, trading or quotation of New BBX Capital’s Class A Common Stock and Class B Common Stock on a national securities exchange or the OTC Markets.

Trading of Shares

New BBX Capital is applying for its Class A Common Stock and Class B Common Stock to be quoted on the OTCQX market and has requested the trading symbol “BBXT” for its Class A Common Stock and “BFCTB” for its Class B Common Stock. If New BBX Capital’s

application for quotation is approved, it is expected that a limited market, commonly known as a “when-issued” trading market, for its Class A Common Stock and Class B Common Stock will begin approximately two trading days before the record date and that “regular way” trading of its Class A Common Stock and Class B Common Stock will begin the first day of trading after the distribution date.

It is anticipated that, beginning on the record date and continuing until the time of the distribution, there will be two markets in shares of Parent’s Class A Common Stock on the NYSE: a “regular-way” market and an “ex-distribution” market. Shares of Parent’s Class A Common Stock that trade on the “regular-way” market will trade with an entitlement to the shares of New BBX Capital’s Class A Common Stock to be distributed in the spin-off in respect thereof. Shares of Parent’s Class A Common Stock that trade on the “ex-distribution” market will trade without an entitlement to shares of New BBX Capital’s Class A Common Stock. Therefore, if a shareholder sells shares of Parent’s Class A Common Stock in the “regular-way” market on or prior to the time of the distribution, such shareholder will also be selling the right to receive the shares of New BBX Capital’s Class A Common Stock that such shareholder would have otherwise received in the spin-off in respect of the shares of Parent’s Class A Common Stock being sold. If a shareholder owns shares of Parent’s Class A Common Stock on the record date and sells those shares on the “ex-distribution” market on or prior to the time of the distribution, such shareholder will continue to be entitled to receive the shares of New BBX Capital’s Class A Common Stock which are distributed in the spin-off in respect of the shares of Parent’s Class A Common Stock being sold.

Parent’s Class B Common Stock is quoted on the OTCQX market. While there is no assurance as to the ex-distribution date that FINRA will ultimately set with respect to New BBX Capital’s Class B Common Stock, it is anticipated that, pursuant to Rule 11140 promulgated by FINRA, FINRA will set an “ex-distribution date” for New BBX Capital’s Class B Common Stock as the first business day following the distribution date. Assuming that FINRA sets an ex-distribution date for New BBX Capital’s Class B Common Stock as the first business day following the distribution date, then shareholders who hold shares of Parent’s Class B Common Stock on the record date and sell the shares on or prior to the distribution date will also be selling the right to receive the shares of New BBX Capital’s Class B Common Stock that such shareholder would have otherwise received in the spin-off in respect of the shares of Parent’s Class B Common Stock being sold.

You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your shares of Parent’s

Class A Common Stock or Class B Common Stock prior to or on the distribution date.

Material U.S. Federal Income Tax Consequences	The spin-off will be a taxable transaction to Parent’s shareholders. For U.S. federal income tax purposes, the receipt of New BBX Capital’s Class A Common Stock or Class B Common Stock in the spin-off is expected to be treated as a distribution of property in an amount equal to the fair market value of the stock received. We believe that a reasonable approach to determine the fair market value of the shares of New BBX Capital’s Class A Common Stock or Class B Common Stock received would be to use the volume-weighted average price of New BBX Capital’s common stock on the first full trading day following the distribution. We believe this is a reasonable approach because the rights of New BBX Capital’s Class A Common Stock and Class B Common Stock (other than voting rights, as described above) are substantially the same and New BBX Capital’s Class B Common Stock will be convertible into shares of New BBX Capital’s Class A Common Stock on a share-for-share basis in the holder’s discretion; however, there is expected to be significantly less trading volume in the shares of New BBX Capital’s Class B Common Stock as compared to New BBX Capital’s Class A Common Stock.

The distribution of New BBX Capital’s Class A Common Stock or Class B Common Stock in the spin-off should be treated as ordinary dividend income to the extent considered paid out of Parent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of Parent’s current year and accumulated earnings and profits will be treated as a non-taxable return of capital, which reduces basis, to the extent of the holder’s basis in its shares of Parent’s Class A Common Stock or Class B Common Stock, as applicable, and thereafter as capital gain. The amount of those earnings and profits is not determinable at this time because it will depend on Parent’s income for the entire tax year in which the distribution occurs. For a more detailed discussion of the federal income tax consequences of the spin-off, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” and “Risk Factors—Risks Relating to the Spin-Off—The distribution of our common stock will not qualify for tax-free treatment.”

Separation and Distribution Agreement and other Spin-Off Documents

In connection with the spin-off, New BBX Capital and Parent entered into a Separation and Distribution Agreement and certain other agreements, which provide the terms and conditions of the separation of the businesses of Parent between Parent and New BBX Capital and will govern various ongoing arrangements between Parent and New BBX Capital upon completion of the spin-off, including a $75 million promissory note to be entered into by Parent in favor of New BBX

Capital. The Separation and Distribution Agreement and other agreements between New BBX Capital and Parent in connection with the spin-off, including the promissory note, are described in further detail under “The Spin-Off—Relationship Between New BBX Capital and Parent.”

Dividend Policy	It is not anticipated that New BBX Capital will pay cash dividends on its common stock following the spin-off. New BBX Capital currently intends to retain any earnings for use in the operation of its business.

Distribution Agent	AST

Risk Factors	There are a number of risks and uncertainties related to the spin-off, New BBX Capital (including its business and investments and it being a separate, publicly-traded company following the spin-off) and ownership of New BBX Capital’s Class A Common Stock and Class B Common Stock. You should carefully read the factors set forth in the section of this information statement entitled “Risk Factors.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following tables present the summary historical and pro forma financial data for New BBX Capital. New BBX Capital derived the statement of operations data for the years ended December 31, 2019, 2018 and 2017 and the balance sheet data as of December 31, 2019 and 2018 from its audited combined carve-out financial statements included elsewhere in this information statement. The statement of operations data for the six months ended June 30, 2020 and the balance sheet data as of June 30, 2020 are derived from New BBX Capital’s unaudited combined carve-out financial statements included elsewhere in this information statement and, in management’s opinion, have been prepared on the same basis as the audited carve-out combined financial statements and include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair presentation of the information for the periods presented.

The historical statements of operations reflect allocations of general corporate expenses from Parent, including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management and other shared services. These expenses have been allocated to New BBX Capital on the basis of direct usage when identifiable, while the remainder of the expenses, including costs related to executive compensation, were allocated primarily on a pro-rata basis of combined revenues and equity in earnings of unconsolidated joint ventures of Parent and its subsidiaries. Management considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, New BBX Capital. The allocations may not, however, reflect the expenses New BBX Capital would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if New BBX Capital had been a stand-alone public company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. The financial statements included in this information statement may not necessarily reflect New BBX Capital’s financial position, results of operations and cash flows as if New BBX Capital had operated as a stand-alone public company during all periods presented. Accordingly, New BBX Capital’s historical results may not be a reliable indicator of its future performance or financial condition. In addition, the financial data as of and for the six months ended June 30, 2020 and 2019 are not necessarily indicative of the results that may be obtained for the full year or any other future period.

In presenting the financial data in conformity with accounting principles generally accepted in the United States (“GAAP”), New BBX Capital is required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” included elsewhere in this information statement for a detailed discussion of the accounting policies that management believes require subjective and complex judgments that could potentially affect reported results.

In addition, the summary pro forma financial information has been prepared to include accounting transaction adjustments, which are adjustments directly attributable to the spin-off or otherwise under the Separation and Distribution Agreement or other spin-off documents, and autonomous entity adjustments that reflect incremental expense or other changes necessary, if any, to reflect the financial condition and results of operations as if New BBX Capital was a separate stand-alone entity.

The pro forma statement of operations data for the six months ended June 30, 2020 and the year ended December 31, 2019 assumes that the spin-off occurred on January 1, 2019. The pro forma balance sheet data as of June 30, 2020 assumes that the spin-off occurred as of such date. The assumptions used in connection with the preparation of the pro forma financial information and the adjustments derived from such assumptions are based on currently available information, which management believes are reasonable under the circumstances. However, the pro forma financial information is not necessarily indicative of New BBX Capital’s results of operations or financial condition had the spin-off occurred on the date assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had New BBX Capital been operating as a stand-alone public company during such periods. In addition, they are not necessarily indicative of New BBX Capital’s future results of operations or financial condition.

You should read the following summary financial data in conjunction with New BBX Capital’s audited combined carve-out financial statements and unaudited combined carve-out financial statements included elsewhere in this information statement and the financial and other information contained in the sections of this information statement entitled “Unaudited Pro Forma Financial Statements,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Summary Historical Financial Data

	As of or For the Six Months Ended June 30, 2020	As of or For the Years Ended December 31,
		2019	2018	2017
	(in thousands)
Statements of Operations Data
Revenues	$74,785	203,724	208,565	152,036
Net (loss) income from continuing operations	$(34,818)	20,651	(5,887)	(14,770)
Net (loss) income attributable to Parent	$(30,580)	13,737	(9,201)	(16,089)

Statements of Financial Condition Data
Total assets	$416,797	361,507	309,952	315,170
Borrowings	$41,614	42,736	37,496	43,920
Parent equity	$242,932	179,681	235,415	237,259

Summary Pro Forma Financial Data

	Pro forma
	As of or For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
	(in thousands)
Statements of Operations Data:
Total revenues	$77,035	208,224
Net (loss) income from continuing operations	$(33,039)	24,047
Net (loss) income from continuing operations attributable to Parent/shareholders	$(28,727)	24,271

Statements of Financial Condition Data
Total assets	$491,797
Borrowings	$41,614
Parent equity	$317,932

RISK FACTORS

You should carefully consider each of the following risks and uncertainties, which we believe are the principal risks that New BBX Capital faces and of which we are currently aware, and all of the other information in this information statement. Some of the risks and uncertainties described below relate to New BBX Capital’ business. Other risks relate principally to the spin-off, the securities markets and the ownership of New BBX Capital’ Class A Common Stock and Class B Common Stock. If any of the following events actually occur, New BBX Capital’ business, financial condition or results of operations, and the liquidity and trading price of New BBX Capital’ Class A Common Stock and/or Class B Common Stock, could be materially adversely affected. Additional risks and uncertainties that we do not presently know about or currently believe are not material may also adversely affect New BBX Capital’ business, financial condition and results of operations and, accordingly, New BBX Capital’ Class A Common Stock and/or Class B Common Stock. References in this section to “New BBX Capital” refers to New BBX Capital, at the parent company level, and references in this section to the “Company” refers to New BBX Capital, together with each of its subsidiaries.

Risks Relating to Our Business

The COVID-19 pandemic has had and the current and uncertain future outlook may continue to have a material adverse effect on our business financial condition, liquidity and results of operations.

The COVID-19 pandemic has been, and continues to be, an unprecedented disruption in the U.S. and global economies and its rapid spread, as well as the escalating measures governments, private organizations and individuals have implemented in order to stem the spread of this pandemic, have had, and are expected to continue to have, a material adverse impact on our business, operating results and financial condition, including due to government ordered travel restrictions, restrictions on business operations, stay at home orders and guidelines, a recessionary economic environment and reduced consumer demand for our products and services. The adverse impact of the pandemic across the Company’s investments and on the Company’s consolidated results of operations, cash flows and financial condition in 2020 has been, and is expected to continue to be, material. Furthermore, while it is not currently possible to accurately assess the expected duration and severity of the pandemic on the Company’s operations, and additional restrictions or other events stemming from the pandemic, including a further resurgence of COVID-19 infections globally, nationally, or in regions where the Company has significant operations, could further lengthen or exacerbate these adverse effects, the Company expects that demand for many of the Company’s products and services may remain weak for a significant length of time, and the Company cannot predict if and when the industries in which the Company operates will return to pre-pandemic levels.

Steps we have implemented in an attempt to mitigate the effects of the pandemic on our business and to preserve liquidity may themselves have negative consequences with respect to our business and operations, including by reducing sales. In addition, the cost savings we are seeking to achieve from these measures will not be recognized immediately and will not completely offset the decrease in revenues and other adverse impacts of the pandemic.

Our operations could also be negatively affected further if our employees are quarantined or sickened as a result of exposure to COVID-19, or if they are subject to governmental COVID-19 curfews or “shelter in place” health orders. Measures restricting the ability of employees to come to work may cause a further deterioration in our service or operations, all of which could negatively affect our business.

We are unable to predict how long these conditions will persist, what additional measures may be introduced by governments or private parties or what effect any such additional measures may have on our business. Furthermore, not only is the duration of the pandemic and combative measures unknown, the overall situation is extremely fluid, and it is impossible to predict the timing of future changes in the situation and what their impact may be on our business. At this time we are also not able to predict whether the COVID-19 pandemic will result in permanent changes in our customers’ behavior, which may include continued or permanent decreases in discretionary spending and reductions in demand for retail store and confectionery products, home improvement products or real estate, each of which would have a material adverse impact on our business, operating results and financial condition. As detailed throughout this Information Statement, the demand for the Company’s products and services has been adversely impacted by the COVID-19 pandemic and there is no assurance that sales volumes and revenues will improve, will not further decline, or will return to pre-pandemic levels in the foreseeable future, if ever, and this and other factors may result in the recognition of additional impairment losses in future periods. BBX Capital’s management is evaluating the potential operating deficits and liquidity requirements of its subsidiaries as a result of the impact of the pandemic and may determine not to provide additional funding or capital to subsidiaries whose operations they believe may not be sustainable.

New BBX Capital will rely on cash on hand and dividends from its subsidiaries.

New BBX Capital will rely on its cash and cash equivalents, payments received by it pursuant to the terms of the $75 million note issued to it by Parent and on dividends from its subsidiaries in order to fund its operations and investments. During the year ended December 31, 2019, cash generated from operations was $22.7 million and for the six months ended June 30, 2020 cash used in operations was $8.9 million.

Accordingly, if cash flow is not sufficient to fund New BBX Capital’s liquidity needs or New BBX Capital otherwise determines it is advisable to do so, BBX Capital might seek to liquidate some of its investments or seek to fund its operations with the proceeds of additional equity or debt financing. Such financing may not be available on commercially reasonable terms, if at all, and if New BBX Capital chooses to liquidate its investments, it may be forced to do so at depressed prices. Further, Parent may elect to defer interest payments due under the note. See the risk factor below entitled “Parent may incur additional indebtedness and may defer interest payments under its $75 million promissory note to New BBX Capital.”

New BBX Capital’s acquisitions and investments may generate losses, require it to obtain additional financing and expose it to additional risks.

New BBX Capital has made investments in and acquisitions of operating companies, such as its 50% equity interest investment in The Altman Companies and its acquisitions of Renin, IT’SUGAR, and other businesses in the confectionery industry. New BBX Capital may also seek to make opportunistic investments outside of its existing portfolio. Some of these investments and acquisitions may be material. While New BBX Capital seeks to make investments and acquisitions in companies that provide opportunities for growth, its investments or acquisitions may not prove to be successful or, even if successful, may not initially generate income, or may generate income on an irregular basis or over a long time period. Accordingly, our results of operations may vary significantly on a quarterly basis and from year to year as a result of acquisitions and investments. Acquisitions or investments expose New BBX Capital to the risks of the businesses acquired or invested in. Acquisitions and investments entail numerous risks, including:

•	Risks associated with achieving profitability;

•	Difficulties in integrating and assimilating acquired management, acquired company founders, and operations;

•	Losses and unforeseen expenses or liabilities;

•	Risks associated with entering new markets in which we have no or limited prior experience;

•	The potential loss of key employees or founders of acquired organizations;

•	Risks associated with transferred assets and liabilities; and

•	The incurrence of significant due diligence expenses relating to acquisitions, including with respect to those that are not completed.

New BBX Capital may not be able to integrate or profitably manage acquired businesses, including Renin, IT’SUGAR, and its other operating businesses or its investment in The Altman Companies, without substantial costs, delays, or other operational or financial difficulties, including difficulties in integrating information systems and personnel and establishing control environment processes across acquired businesses. Further, New BBX Capital may not be able to monitor the day to day activities of its investments in joint ventures, and failure to do so could have a material adverse effect on its business, financial condition and results of operations. In addition, to the extent that operating businesses are acquired outside the United States or the State of Florida, there will be additional risks related to compliance with foreign regulations and laws including tax laws, labor laws, currency fluctuations and geographic economic conditions.

Parent may incur additional indebtedness and may defer interest payments under its $75 million promissory note to New BBX Capital.

In connection with the spin-off, Parent will execute a $75 million promissory note in favor of New BBX Capital. Amounts outstanding under the note will accrue interest at a rate of 6% per annum. The note will require payments of interest only on a quarterly basis. It is also anticipated that payments may be deferred at the option of Parent, with amounts deferred to accrue interest at a cumulative, compounded rate of 8% per annum. All outstanding amounts under the note will become due and payable in five years or upon certain events. Parent’s principal sources of liquidity have historically been its available cash and short term investments, distributions from real estate joint ventures and sales of real estate assets held by BBX Capital Real Estate, and dividends from Bluegreen Vacations. Following the spin-off, Parent will be a Bluegreen Vacations holding company with limited operations. It is currently expected that Parent will incur approximately $700,000 in annual executive compensation expenses, approximately $1.5 - $2.0 million annually in other general and administrative expenses, including costs associated with being a public company, and annual interest expense of approximately $7.3 million associated with Woodbridge’s junior subordinated debentures and the promissory note to New BBX Capital. While Parent believes that its cash and cash equivalents will be sufficient to fund its operations and satisfy its obligations for two years following the spin-off, Parent will rely primarily on dividends from Bluegreen Vacations to fund its operations and satisfy its debt service requirements and other liabilities, including its promissory note to New BBX Capital. The COVID-19 pandemic has resulted in uncertainty regarding Bluegreen Vacations’ operations and cash flow, and Bluegreen Vacations announced during April 2020 that it has suspended its regular quarterly dividend. While Bluegreen Vacations declared a special cash dividend on its common stock of $1.19 per share during July 2020 which is payable on August 21, 2020, there is no assurance that Bluegreen Vacations will resume the payment of regular dividends consistent with prior periods, in the time frames or amounts previously paid, or at all, or pay any other special cash dividends in the future. Parent has agreed to utilize its proceeds from the special cash dividend declared by Bluegreen Vacations to repay Parent’s $80.0 million note to Bluegreen Vacations. If Parent does not receive sufficient dividends from Bluegreen Vacations, Parent may be unable to satisfy its debt service obligations, including payments under the promissory note to New BBX Capital. In addition, Parent may in the future pursue a transaction to increase its ownership in Bluegreen Vacations, including a transaction or transactions which would result in Bluegreen Vacations once again becoming an indirect wholly-owned subsidiary of Parent. In connection with any such transaction or otherwise, Parent may in the future seek additional funds from third party sources, which may include the incurrence of additional indebtedness. Any such additional indebtedness would increase Parent’s debt service requirements and may impair Parent’s ability to satisfy its payment obligations under its promissory note to New BBX Capital. Parent’s promissory note to New BBX Capital is unsecured.

New BBX Capital may issue additional securities at New BBX Capital or its subsidiaries and New BBX Capital and its subsidiaries can incur additional indebtedness.

New BBX Capital from time to time may pursue transactions involving the sale of its subsidiaries or investments or other transactions which would result in a decrease in New BBX Capital’s ownership interest in its subsidiaries. There is no assurance that any such transactions, if pursued and consummated, will generate a profit or otherwise be advantageous to New BBX Capital.

New BBX Capital may in the future also seek to raise funds through the issuance of debt or equity securities. There is generally no restriction on New BBX Capital’s ability to issue debt or equity securities which are pari passu or have a preference over its Class A Common Stock and Class B Common Stock. Authorized but unissued shares of New BBX Capital’s capital stock are available for issuance from time to time at the discretion of New BBX Capital’s board of directors, and any such issuance may be dilutive to New BBX Capital’s shareholders.

New BBX Capital and its subsidiaries have in the past and may in the future incur significant amounts of debt. Further, additional indebtedness could have important effects on New BBX Capital, including that debt service requirements will reduce cash available for operations, future investment and acquisition opportunities and payments of dividends, if any, and that increased leverage could impact New BBX Capital’s liquidity and increase its vulnerability to adverse economic or market conditions. Additionally, agreements relating to additional indebtedness could contain financial covenants and other restrictions limiting New BBX Capital’s operations and its ability to pay dividends, if any, borrow additional funds or acquire or dispose of assets, and expose New BBX Capital to the risks of being in default of such covenants.

Substantial sales of New BBX Capital’s Class A Common Stock or Class B Common Stock could adversely affect the market prices of such securities.

Substantial sales of New BBX Capital’s Class A Common Stock or Class B Common Stock, including sales of shares by controlling shareholders and management, could adversely affect the market prices of such securities. Management has in the past and may in the future enter into Rule 10b5-1 plans pursuant to which a significant number of shares are sold into the open market.

BBX Capital Real Estate

BBX Capital Real Estate’s business and results of operations have been and may continue to be impacted by the COVID-19 pandemic.

The effects of the pandemic have impacted BBXRE’s operations and are expected to adversely impact its operating results and financial position for the year ended December 31, 2020, and the effects of the pandemic, including increased unemployment and economic uncertainty, as well as recent increases in the number of COVID-19 cases in Florida and throughout the United States, have and may continue to impact rental activities at BBX Capital Real Estate’s multifamily apartment developments. In addition, the effects of the pandemic, including the impact on general economic conditions and real estate and credit markets, have increased uncertainty relating to the expected timing and pricing of future sales of multifamily apartment developments, single-family homes, and developed lots at BBX Capital Real Estate’s Beacon Lake Community, as well as the timing and financing of new multifamily apartment developments.

Further, as a result of the effects of the pandemic, the Altman Companies has experienced a decline in tenant demand and in the volume of new leases at certain of its communities, which has resulted in an increase in concessions offered to prospective and renewing tenants in an effort to maintain occupancy at its stabilized communities or increase occupancy at its communities under development. Further, some jurisdictions have imposed moratoriums on evictions. The effects of the pandemic, including a prolonged economic downturn, high unemployment, the expiration of or a decrease in government benefits to individuals, and government-mandated moratoriums on tenant evictions, could ultimately have a longer term and more significant impact on rental rates, occupancy levels, and rent collections, including an increase in tenant delinquencies and/or requests for rent abatements. These effects would impact the amount of rental revenues generated from the multifamily apartment communities in which BBX Capital Real Estate invests, including those sponsored and managed by the Altman Companies, the extent of management fees earned by the Altman Companies, and the ability of the related joint ventures to stabilize and successfully sell such communities. Furthermore, a decline in rental revenues at developments sponsored by the Altman Companies could require it, as the sponsor and managing member, to fund certain operating shortfalls in certain circumstances.

If there is a significant adverse impact on real estate values as a result of lower rental revenues, higher capitalization rates, or otherwise, the joint ventures sponsored by the Altman Companies may be unable to sell their respective multifamily apartment developments within the time frames previously anticipated and/or for the previously forecasted sales prices, if at all, which may impact the profits expected to be earned by BBX Capital Real Estate from its investment in the managing member of the Altman Company projects and could result in the recognition of impairment losses related to BBX Capital Real Estate’s investment in such projects. Furthermore, the Altman Companies may be unable to close on the equity and/or debt financing necessary to commence the construction of new projects, which could result in increased operating losses at the Altman Companies and the recognition of impairment losses by BBX Capital Real Estate related to BBX Capital Real Estate’s overall investment in the Altman Companies.

There is no assurance that the real estate market will not be materially adversely impacted by the pandemic or otherwise, that the sales prices of single-family homes will not materially decline, that rents will be paid when due or at all, that market rents will not materially decline or additional concessions will not be necessary to maintain rentals. While government efforts to delay or forestall evictions and the availability of judicial remedies have not to date materially impacted BBX Capital Real Estate’s operations, they may in the future have an adverse impact on both market values and BBX Capital Real Estate’s operating results. Further, the effects of the pandemic may impact the costs of operating BBX Capital Real Estate’s real estate assets, including, but not limited to, an increase in property insurance costs indicated by recent quotes of insurance costs that are higher than pre-pandemic levels, which could also have an adverse impact on market values and BBX Capital Real Estate’s operating results.

Some of BBX Capital Real Estate’s operations are through unconsolidated joint ventures with others, and we may be adversely impacted by a joint venture partner’s failure to fulfill its obligations.

From time to time BBX Capital Real Estate has entered into joint ventures which reduces the amount BBX Capital Real Estate is required to invest in the development of the real estate properties. However, joint venture partners may become financially unable or unwilling to fulfill their obligations under the joint venture agreements. Most joint ventures borrow money to help finance their activities, and although recourse on the loans is generally limited to the managing members, joint ventures and their properties, BBX Capital Real Estate has in some cases and may in the future provide ongoing financial support or guarantees. If joint venture partners do not meet their obligations to the joint venture, BBX Capital Real Estate may be required to make significant expenditures, which may have an adverse effect on our operating results or financial condition. BBX Capital Real Estate has in the past and may in the future hold investments in a number of different joint ventures with the same or related developers, which could increase the adverse effects of any failures by such developer to fulfil its obligations. BBX Capital Real Estate has a substantial investment in The Altman Companies and related investments in Altis multifamily apartment joint ventures developed and managed by The Altman Companies and Joel Altman (“JA”). Further, BBX Capital is obligated to increase its ownership in the Altman Companies in 2022 regardless of the performance of the Altman Companies at that time. There is no assurance that the value of the interest that it is required to buy will be equal to or greater than the purchase price. Additionally, BBX Capital Real Estate has contributed $3.8 million to a newly formed joint venture with JA that guarantees the indebtedness and construction cost overruns of new real estate joint ventures established by The Altman Companies, which increases BBX Capital Real Estate’s risk of loss in connection with its real estate joint venture investments managed by JA and The Altman Companies.

Investments by BBX Capital Real Estate in real estate developments directly or through joint ventures expose it to market and economic risks inherent in the real estate construction and development industry.

The real estate construction and development industry is highly competitive and subject to numerous risks which in many cases are beyond management’s control. The success of BBX Capital Real Estate’s investments in real estate developments is dependent on many factors, including:

•	Demand for or oversupply of new homes, finished lots, rental apartments and commercial real estate;

•	Demand for commercial real estate tenants;

•	Real estate market values;

•	Changes in capitalization rates impacting real estate values;

•	Availability and reasonable pricing of skilled labor;

•	Availability and reasonable pricing of construction materials, such as lumber, framing, concrete and other building materials, including increases associated with tariffs;

•	Changes in laws and regulations for new construction and land entitlements, including environmental and zoning laws and regulations;

•	Natural disasters and severe weather conditions increasing costs, delaying construction, causing uninsured losses or reducing demand for new homes;

•	Availability and cost of mortgage financing for potential purchasers;

•	Inventory of foreclosed homes negatively impacting selling prices;

•	Mortgage loan interest rates;

•	Availability of land in desirable locations at prices that result in an economically viable project;

•	Availability, delays and costs associated with obtaining permits, approvals or licenses necessary to develop property;

•	Construction defects and product liability claims;

•	Risk of losses resulting from cost overrun guarantees in The Altman Companies’ sponsored projects that require unique high-density apartment developments in certain markets; and

•	General economic conditions.

Any of these factors could give rise to delays in the start or completion of a project, increase the cost of developing a project, or result in reduced prices and values for New BBX Capital’s developments, including developments underlying its joint venture investments. These factors could also result in New BBX Capital being unable to identify real estate inventory opportunities which meet its investment criteria. In addition, New BBX Capital’s efforts to identify additional investment opportunities, including the development of multifamily apartment communities that will be owned over a long-term hold period, the acquisition of existing multifamily apartment communities which can be renovated and re-leased pursuant to a “value add” strategy, and the pursuit of investment opportunities in additional geographic locations may not prove to be successful.

A significant portion of BBX Capital Real Estate’s loans and real estate assets are located in Florida, and conditions in the Florida real estate market could adversely affect our earnings and financial condition.

The legacy assets retained by us in Parent’s sale of BankAtlantic in 2012, the real estate developments owned or managed by BBX Capital Real Estate, and the real estate being developed by BBX Capital Real Estate or joint ventures in which BBX Capital Real Estate has invested are primarily concentrated in Florida, and adverse changes to the Florida economy or the real estate market may negatively impact our earnings and financial condition. As a result, BBX Capital Real Estate is exposed to geographic risks of high unemployment rates, declines in the housing industry and declines in the real estate market in Florida. Adverse changes in laws and regulations in Florida, including moratoriums on evictions would have a negative impact on our revenues, financial condition and business. Declines in the Florida housing markets may negatively impact the credit performance of BBX Capital Real Estate’s loans and result in asset impairments. Further, in addition to impact of the risks and uncertainties of the pandemic, the State of Florida is subject to the risks of natural disasters, such as tropical storms and hurricanes, which may disrupt operations, adversely impact the ability of borrowers to timely repay their loans, adversely impact the value of any collateral securing loans and BBX Capital Real Estate’s portfolio of real estate, or otherwise have an adverse effect on our results of operations. The severity and impact of tropical storms, hurricanes and other weather related events are unpredictable.

BBX Capital Real Estate’s inability to finance its real estate developments through Community Development District Bonds or obtain performance bonds or letters of credit could adversely affect our results of operations and liquidity.

BBX Capital Real Estate is often required to provide performance bonds and letters of credit under construction contracts or development agreements. BBX Capital Real Estate also obtained financing for the construction of infrastructure improvements for the first two phases of its Beacon Lake development in St. Johns County, Florida from the issuance of Community Development Bonds. BBX Capital Real Estate’s ability to obtain performance bonds, letters of credit, or additional issuances of Community Development Bonds is dependent on BBX Capital Real Estate’s credit rating, financial condition, and historical performance. If BBX Capital Real Estate is unable to obtain these bonds or letters of credit or cause the issuance of Community Development Bonds when required or desirable, our results of operations and liquidity could be adversely affected.

In connection with the sale of BankAtlantic to BB&T during July 2012, we acquired nonperforming loans and foreclosed real estate, and our results of operations and financial condition may be adversely affected if these assets are monetized below their current book values.

As a result of Parent’s sale of BankAtlantic in 2012, we maintain and manage a portfolio of foreclosed real estate and non-performing loans managed by BBX Capital Real Estate. As a consequence, our financial condition and results of operations will be dependent on BBX Capital Real Estate’s ability to successfully manage and monetize these legacy assets. Further, the loan portfolio and real estate may not be easily salable in the event BBX Capital Real Estate decides to liquidate an asset through a sale transaction. If the legacy assets are not monetized at or near the current book values ascribed to them, or if these assets are liquidated for amounts less than book value, our financial condition and results of operations would be adversely affected. Because a majority of these legacy assets do not generate income on a regular basis, we do not expect to generate significant revenue or income with respect to these assets until such time as an asset is monetized through repayments or BBX Capital Real Estate consummates transactions involving the sale, joint venture or development of the underlying real estate or investments.

BBX Sweet Holdings

The COVID-19 pandemic has had and the current and uncertain future outlook may continue to have a material adverse effect on BBX Sweet Holdings’ business, financial condition, liquidity and results of operations.

In March 2020, as a result of various factors, including government-mandated closures and CDC and WHO advisories in connection with the COVID-19 pandemic, IT’SUGAR closed all of its retail locations and furloughed all store employees and the majority of its corporate employees. While IT’SUGAR has since reopened many of its retail locations, it was required to close four previously reopened retail locations as a result of governments reinstating mandated closures and has also been required to temporarily close four to six locations on a daily basis due to staffing shortages. IT’SUGAR’s reopened retail locations have achieved sales volumes at approximately 45-55% of pre-pandemic levels (as compared to the comparable period in 2019), and there is no assurance that sales volumes will improve or will not further decline. Further, there is uncertainty as to when IT’SUGAR will be able to reopen locations that have remained closed since March 2020 or that were subsequently closed following their initial reopening. IT’SUGAR ceased paying rent to the landlords of its closed locations in April 2020 and has been engaged in negotiations with its landlords for rent abatements, deferrals, and other modifications for the period of time that the locations were or have been closed and the period of time that the locations are opened and operating under conditions which are affected by the pandemic. As of June 30, 2020, IT’SUGAR had accrued and unpaid current rental obligations of $4.5 million, and had received default notices from landlords in relation to 28 of its locations. While IT’SUGAR has executed lease amendments in relation to some of its retail locations and it remains involved in ongoing and active negotiations with most of its remaining landlords, it has only paid a portion of July 2020 rent for most of its locations (including many locations for which IT’SUGAR had previously executed lease amendments related to rent concessions for April through June 2020). Due to the uncertainty related to IT’SUGAR’s business as a result of the pandemic, including the potential impact on sales volumes and the possibility of additional closures of its retail locations, there is no assurance that it will be in a position to meet its obligations under the terms of its existing leases or its amended or modified leases. If IT’SUGAR’s negotiations with its landlords are not successful and its failure to pay rent constitutes an event of default under the applicable lease agreements, IT’SUGAR’s landlords may also pursue remedies available to them pursuant to such agreements, which may include the acceleration of liabilities under the lease agreements and the initiation of eviction proceedings.

The effects of the COVID-19 pandemic on demand, sales levels, and consumer behavior, as well as the current recessionary economic environment, have had and could continue to have a material adverse effect on IT’SUGAR’s business, results of operations, and financial condition. IT’SUGAR expects that it will require additional funding or capital in 2020 in order to maintain its operations and is engaged in efforts to obtain additional funding from BBX Capital or other outside investors. There is no assurance that IT’SUGAR will be successful in obtaining additional funding on acceptable terms or at all. If IT’SUGAR is unable to successfully negotiate with its landlords and vendors, its sales volumes do not recover, and it is unable to obtain additional funding or capital, IT’SUGAR would need to consider pursuing a formal or informal restructuring.

Market demand for candy products could decline.

BBX Sweet Holdings confectionery businesses operate in highly competitive markets and compete with larger companies that have greater resources. BBX Sweet Holdings success is impacted by many factors, including the following:

•	Effective retail execution;

•	Effective and cost-efficient advertising campaigns and marketing programs;

•	Adequate supply of commodities at a reasonable cost;

•	Oversight of product safety;

•	Ability to sell products at competitive prices;

•	Response to changes in consumer preferences and tastes;

•	Changes in consumer health concerns, including obesity and the consumption of certain ingredients; and

•	Concerns related to effects of sugar or other ingredients which may be used to make its products.

A decline in market demand for candy products could negatively affect operating results.

IT’SUGAR’s is dependent on its ability to differentiate itself from other retailers in the confectionery industry.

IT’SUGAR in the past has differentiated itself from other retailers through merchandise packaging, licenses, store environment, and celebrity endorsements. IT’SUGAR’s results of operations and financial condition would be adversely affected if it is unable to obtain celebrity endorsements or licenses at a reasonable cost or to maintain its distinct appeal or if actions by its competitors reduce the effectiveness of its business model.

BBX Sweet Holdings may experience product recalls or product liability claims associated with businesses in the confectionery industry.

Selling products for human consumption involves inherent legal and other risks, including product contamination, spoilage, product tampering, allergens, or other adulteration. BBX Sweet Holdings could decide or be required to destroy inventory, recall products or lose sales in connection with contamination, tampering, adulteration or other deficiencies. These events could result in significant losses and may damage the reputation of our confectionery businesses, and discourage consumers from buying products, or cause production and delivery disruptions which would adversely affect our financial condition and results of operations. BBX Sweet Holdings may also incur losses if products cause injury, illness or death. A significant product liability claim may adversely affect both reputation and profitability, even if the claim is unsuccessful.

New BBX Capital’s investment in companies in the confectionery industry may result in additional losses and impairments.

During 2019, 2018 and 2017, BBX Sweet Holdings exited its candy manufacturing facilities in Utah and South Florida, consolidated its wholesale manufacturing operations in Orlando and centralized the executive management and back office activities in order to improve operating efficiencies and generate cost savings. These strategic initiatives may not be successful, and BBX Sweet Holdings may decide to exit the remaining manufacturing operations. Further New BBX Capital recognized an impairment loss of approximately $22.4 million related to goodwill associated with IT’SUGAR and certain of its reporting units and currently carries $14.9 million of goodwill on its balance sheet. In the event that BBX Sweet Holdings continues to generate losses or exits any of its businesses, this would result in additional losses or impairment of goodwill and adversely affect BBX Sweet Holdings’ results of operations.

Renin

Renin’s retail sales are concentrated with big-box home center customers, and there is significant competition in the industry.

A significant amount of Renin’s sales are to big-box home centers. These home centers in many instances have significant negotiating leverage with their vendors, including Renin, and are able to affect the prices of the products sold and the terms and conditions of conducting business with them. These home centers may also reduce the number of vendors they purchase from or make significant changes in their volume of purchases. Although homebuilders, dealers and other retailers represent other channels of distribution for Renin’s products, the loss of a home center customer or reduced sales volume at any of these home centers would have a material adverse effect on Renin’s business. Further, Renin has substantial competition from overseas manufacturers of products similar to those sold by Renin. Revenues from one customer of Renin represented $20.2 million, $20.7 million, and $20.9 million of the New BBX Capital’s total revenues for the years ended December 31, 2019, 2018 and 2017, respectively, which represented nearly 10% of the Company’s total revenues for the years ended December 31, 2019 and 2018 and over 10% of the Company’s total revenues for the year ended December 31, 2017.

A significant portion of Renin’s business relies on home improvement and new home construction activity, both of which are cyclical and outside of management’s control.

A significant portion of Renin’s business is dependent on the levels of home improvement activity, including spending on repair and remodeling projects, and new home construction activity. Macroeconomic conditions, including consumer confidence levels, fluctuations in home prices, unemployment and underemployment levels, interest rates, regulatory initiatives, and the availability of home equity loans and mortgage financing affect both discretionary spending on home improvement projects as well as new home construction activity. Adverse changes in these factors or uncertainty regarding these macroeconomic conditions could result in a decline in spending on home improvement projects and a decline in demand for new home construction, both of which could adversely affect Renin’s results of operations.

Renin’s operating results would be negatively impacted if it experiences increased commodity costs or a limited availability of commodities.

Renin purchases various commodities to manufacture products, including steel, aluminum, glass and mirrors. Fluctuations in the availability and prices of these commodities could increase the cost to manufacture products. Further, increases in energy costs could increase production and transportation costs, each of which could negatively affect its operating results. Renin’s existing arrangements with customers, competitive considerations and the relative negotiating power and resistance of home center customers and big-box retailers to price increases make it difficult to increase selling prices to absorb increased production costs. If Renin is not able to increase the prices of its products or achieve other cost savings or productivity improvements to offset any increased commodity and production costs, our operating results could be negatively impacted. Many of the raw materials purchased by Renin are sourced from China, Mexico, and other countries. Changes in United States trade practices, or tariffs levied on these imports, could significantly impact Renin’s results of operations and financial condition.

Other Risk Factors

New BBX Capital or its subsidiaries may incur additional indebtedness.

New BBX Capital and its subsidiaries have in the past and may in the future incur significant amounts of debt. Further, additional indebtedness could have important effects on New BBX Capital, including that debt service requirements will reduce cash available for operations, future investment and acquisition opportunities and payments of dividends, if any, and that increased leverage could impact New BBX Capital’s liquidity and increase its vulnerability to adverse economic or market conditions. Additionally, agreements relating to additional indebtedness could contain financial covenants and other restrictions limiting New BBX Capital’s operations and its ability to pay dividends, if any, borrow additional funds or acquire or dispose of assets, and expose New BBX Capital to the risks of being in default of such covenants.

The Company’s technology requires updating, the cost involved in updating the technology may be significant, and the failure to keep pace with developments in technology could impair the Company’s operations or competitive position.

The industries in which the Company does business require the utilization of technology and systems, including technology utilized for sales and marketing, mortgage servicing, property management, brand assurance and compliance. This technology requires continuous updating and refinements, including technology required to remain competitive and to comply with the legal requirements such as privacy regulations and requirements established by third parties. The Company is taking steps to update its information technology platform, which has required, and is likely to continue to require, significant capital expenditures. Older systems which have not yet been updated may increase the risk of operational inefficiencies, financial loss and non-compliance with applicable legal and regulatory requirements, and the Company may not be successful in updating such systems in the time frame or at the cost anticipated. Further, as a result of the rapidly changing technological environment, systems which the Company has put in place or expects to put in place in the near term may become outdated, requiring new technology, and the Company may not be able to replace those systems as quickly as its competition or within budgeted costs and time frames. Further, the Company may not achieve the benefits that may have been anticipated from any new technology or system.

In addition, conversions to new information technology systems require effective change management processes and may result in cost overruns, delays or business interruptions. If the Company’s information technology systems are disrupted, become obsolete, or do not adequately support our strategic, operational, or compliance needs, the Company’s business, financial position, results of operations, or cash flows may be adversely affected.

Information technology failures and failure to maintain the integrity of the Company’s internal or customer data could result in faulty business decisions or operational inefficiencies, damage the Company’s reputation and/or subject the Company to costs, fines, or lawsuits.

The Company relies on information technology (IT) systems, including Internet sites, data hosting facilities and other hardware and platforms, some of which are hosted by third parties. These IT systems, like those of most companies, may be vulnerable to a variety of interruptions and risks, including, but not limited to, natural disasters, telecommunications failures, hackers, and other security issues. Moreover, the Company’s computer systems, like those of most companies, may become subject to computer viruses or other malicious codes, and to cyber or phishing-attacks. Although administrative and technical controls have been implemented which attempt to minimize the risk of cyber incidents, computer intrusion efforts are becoming increasingly sophisticated, and any enhanced controls installed might be breached. If the IT systems cease to function properly, the Company could suffer interruptions in its operations. The Company collects and retains large volumes of internal and customer data, including social security numbers, credit card numbers and other personally identifiable information of its customers in various internal information systems and information systems of its service providers. The Company also maintains personally identifiable information about its employees. The integrity and protection of that customer, employee and company data is critical to the Company and faulty decisions could be made if that data is inaccurate or incomplete. The regulatory environment as well as the requirements imposed on the Company by the payment card industry surrounding information, security and privacy is also increasingly demanding, in both the United States and other jurisdictions in which the Company operates. The Company’s systems may be unable to satisfy changing regulatory and payment card industry requirements and employee and customer expectations, or may require significant additional investments or time in order to do so.

The Company’s information systems and records, including those it maintains with its service providers, may be subject to security breaches, cyberattacks, system failures, viruses, operator error or inadvertent releases of data. A significant theft, loss, or fraudulent use of customer, employee or company data maintained by the Company or by a service provider could adversely impact the Company’s reputation and could result in remedial and other expenses, fines or litigation. A breach in the security of the Company’s information systems or those of its service providers could lead to an interruption in the operation of the Company’s systems, resulting in operational inefficiencies and a loss of profits. This could require the Company to incur significant costs to comply with legally required protocols and to repair or restore the security of its systems.

The tax impact resulting from the Tax Cuts and Jobs Act are based on interpretations and assumptions the Company has made. Any changes in interpretations and assumptions or the issuance of additional regulatory guidance may have a material adverse impact on our tax rate in fiscal years 2019 and beyond.

On December 22, 2017, U.S. federal tax legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Reform Act”), was signed into law, significantly changing the U.S. Internal Revenue Code. The Tax Reform Act is complex, and the Company has made judgments and interpretations about the application of these changes in the tax laws. The interpretation and finalization of recently proposed regulations and other interpretive guidance that may be issued by the Internal Revenue Service could differ from our interpretations of the Tax Reform Act which could result in the potential for the payment of additional taxes, penalties or interest that may adversely affect our results of operations for the fiscal years 2020 and beyond.

The Company’s insurance policies may not cover all potential losses and the cost of insurance may increase.

The Company maintains insurance coverage for liability, property and other risks with respect to its operations and activities. While the Company currently has comprehensive property and liability insurance policies with coverage features and insured limits that it believes are customary, market forces beyond the Company’s control may limit the scope of the insurance coverage it can obtain or ability to obtain coverage at reasonable rates. The cost of insurance may increase and coverage levels may decrease, which may affect the Company’s ability to maintain insurance coverage and deductibles at acceptable costs. There is a limit as well as various sub-limits on the amount of insurance proceeds the Company will receive in excess of applicable deductibles. Further, certain types of losses, such as earthquakes, hurricanes and floods, terrorist acts, and certain environmental matters and business interruptions, may be outside the general coverage limits of the Company’s policies, subject to large deductibles, deemed uninsurable or too cost-prohibitive to insure against. In addition, in the event of a substantial loss, the insurance coverage the Company carries may not be sufficient to pay the full market value or replacement cost of the affected property or in some cases may not provide a recovery for any part of a loss.

If an insurable event occurs that affects more than one of the Company’s assets or properties, the claims from each affected property may in some cases may be considered together and may not in other cases be considered together to determine whether the individual occurrence limit, annual aggregate limit or sub-limits, depending on the type of claim, have been reached. As a result, the Company could lose some or all of the capital it has invested, as well as the anticipated future revenue opportunities.

Adverse outcomes in legal or other regulatory proceedings, including claims of non-compliance with applicable regulations or development-related defects could adversely affect the Company’s financial condition and operating results.

In the ordinary course of business, the Company is subject to litigation and other legal and regulatory proceedings, which result in significant expenses and devotion of time and the Company may agree to indemnify third parties or its strategic partners from damages or losses associated with such risks. In addition, litigation is inherently uncertain, and adverse outcomes in the litigation and other proceedings to which the Company is or may be subject could adversely affect its financial condition and operating results.

BBX Capital Real Estate engages third-party contractors in its developments. However, BBX Capital Real Estate’s customers may assert claims against BBX Capital Real Estate for construction defects or other perceived development defects, including, without limitation, structural integrity, the presence of mold as a result of leaks or other defects, water intrusion, asbestos, electrical issues, plumbing issues, road construction, water and sewer defects and defects in the engineering of amenities. In addition, certain state and local laws may impose liability on property developers with respect to development defects discovered in the future. BBX Capital Real Estate could have to accrue a significant portion of the cost to repair such defects in the quarter when such defects arise or when the repair costs are reasonably estimable.

Costs associated with litigation, and the outcomes thereof, which in most instances are very difficult to predict, could adversely affect the Company’s liquidity, financial condition and operating results.

The Company is subject to environmental laws related to its real estate activities including claims with respect to mold or hazardous or toxic substances, which could have a material adverse impact on our financial condition and operating results.

As current or previous owners or operators of real property, the Company may be liable under federal, state and local environmental laws, ordinances and regulations for the costs of removal or remediation of hazardous or toxic substances on, under or in the property. These laws often impose liability whether or not we knew of, or were responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or lease real estate or to borrow money using such real estate or receivables generated from the sale of such property as collateral. Noncompliance with environmental, health or safety requirements may require us to cease or alter operations at one or more of our properties. Further, we may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with one or more of our properties. The cost of investigating, remediating or removing such hazardous or toxic substances may be substantial.

The Company’s business may be adversely impacted by negative publicity, including information spread through social media.

The proliferation and global reach of social media continues to expand rapidly and could cause the Company to suffer reputational harm. The continuing evolution of social media presents new challenges. Negative posts or comments about the Company, the properties it manages or its brands on any social networking or user-generated review website, could affect consumer opinions of the Company and its products, and the Company cannot guarantee that it will timely or adequately redress such instances.

The loss of the services of key management and personnel could adversely affect the Company’s business.

The Company’s ability to successfully implement its business strategy will depend on the ability to attract and retain experienced and knowledgeable management and other professional staff. If the Company is unable to retain and motivate its existing employees and efforts to retain and attract key management and other personnel are unsuccessful, the Company’s results of operations and financial condition may be materially and adversely impacted.

Changes to and replacement of the LIBOR benchmark interest rate could adversely affect our results of operations and liquidity.

In July 2017, the Financial Conduct Authority (the regulatory authority over LIBOR) stated they will plan for a phase out of regulatory oversight of LIBOR interest rate indices after 2021 to allow for an orderly transition to an alternate reference rate. The Alternative Reference Rates Committee (ARRC) has proposed that the Secured Overnight Financing Rate (SOFR) is the rate that represents best practice as the alternative to LIBOR for promissory notes or other contracts that are currently indexed to LIBOR. The ARRC has proposed a market transition plan to SOFR from LIBOR and organizations are currently working on transition plans as it relates to derivatives and cash markets exposed to LIBOR. The Company currently has $8.0 million of LIBOR indexed notes payable and lines of credit that mature after 2021. Changes in the method of calculating LIBOR, or the replacement of LIBOR with SOFR or another alternative rate or benchmark, may adversely affect interest rates and result in high borrowing costs, which could adversely affect New BBX Capital’s results of operations and liquidity. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse effect on our financial condition and operating results.

The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including long-lived assets, goodwill and other intangible assets), liabilities and related reserves, revenues, expenses and income. This includes estimates, judgments and assumptions for assessing the amortization/accretion of purchase accounting fair value differences and the impairment of long-lived assets, goodwill and other intangible assets pursuant to applicable accounting guidance. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are often not readily apparent from other sources. However, estimates, judgments and assumptions can be highly uncertain and are subject to change in the future, and our estimates, judgments and assumptions may prove to be incorrect and our actual results may differ from these estimates under different assumptions or conditions. If any estimates, judgments or assumptions change in the future, or our actual results differ from our estimates or assumptions, we may be required to record additional expenses or impairment charges, which would be recorded as a charge against our earnings and could have a material adverse impact on our financial condition and operating results.

Risks Relating to the Spin-Off

The distribution of New BBX Capital’s common stock will not qualify for tax-free treatment and will be a taxable transaction.

The distribution does not qualify for tax-free treatment and, accordingly, will be a taxable transaction to Parent’s shareholders. For U.S. federal income tax purposes, the receipt of New BBX Capital’s Class A Common Stock or Class B Common Stock in the spin-off is expected to be treated as a distribution of property in an amount equal to the fair market value of the stock received. We believe that a reasonable approach to determine the fair market value of the shares of New BBX Capital’s Class A Common Stock or Class B Common Stock

received would be to use the volume-weighted average price of New BBX Capital’s common stock on the first full trading day following the distribution. We believe this is a reasonable approach because the rights of New BBX Capital’s Class A Common Stock and Class B Common Stock (other than voting rights, as described above) are substantially the same and New BBX Capital’s Class B Common Stock will be convertible into shares of New BBX Capital’s Class A Common Stock on a share-for-share basis in the holder’s discretion; however, there is expected to be significantly less trading volume in the shares of New BBX Capital’s Class B Common Stock as compared to New BBX Capital’s Class A Common Stock. The distribution of New BBX Capital’s Class A Common Stock or Class B Common Stock in the spin-off should be treated as ordinary dividend income to the extent considered paid out of Parent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of Parent’s current year and accumulated earnings and profits will be treated as a non-taxable return of capital, which reduces basis, to the extent of the holder’s basis in its shares of Parent’s Class A Common Stock or Class B Common Stock, as applicable, and thereafter as capital gain. The amount of those earnings and profits is not determinable at this time because it will depend on Parent’s income for the entire tax year in which the distribution occurs. For more information regarding the potential U.S. federal income tax consequences to you of the distribution, see the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

New BBX Capital may be unable to achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely affect New BBX Capital’s business.

As a new, publicly-traded company, New BBX Capital may be more susceptible to market fluctuations and other adverse events than New BBX Capital would have been were it still a part of Parent’s organization. New BBX Capital’s performance may not meet expectations for a variety of reasons. There is no assurance that New BBX Capital will achieve profitability or succeed as a separate public company.

New BBX Capital’s ability to meet its capital needs may be adversely impacted by the loss of financial support from Parent; New BBX Capital may not be able to obtain funds necessary to operate its business.

The loss of financial support from Parent could materially impact New BBX Capital’s ability to meet its capital needs. In the event that New BBX Capital’s cash and cash equivalents, payments received by New BBX Capital pursuant to the terms of the $75 million note issued to it by Parent in connection with the spin-off and dividends from New BBX Capital’s subsidiaries are insufficient to fund New BBX Capital’s operations and investments, New BBX Capital will be required to obtain funds through accessing the capital or debt markets, and not from Parent. As a standalone company apart from Parent’s organization, the cost of financing may depend on factors such as, among other things, New BBX Capital’s performance and financial market conditions generally. Accordingly, New BBX Capital may not be able to obtain financing or otherwise raise funds necessary to operate its business on favorable terms, or at all. If New BBX Capital is unable to raise additional capital when required or on acceptable terms, New BBX Capital may have to significantly delay, scale back or discontinue its investments or operations. Any of these events could significantly adversely impact New BBX Capital’s business and prospects and could cause New BBX Capital’s stock price to decline. In addition, any debt financing, if available, may restrict New BBX Capital’s operations and activities. New BBX Capital’s indebtedness could also have other important consequences for holders of New BBX Capital’s common stock. If New BBX Capital cannot generate sufficient cash flow from operations to meet future debt payment obligations or to comply with its loan covenants, then New BBX Capital may be required to attempt to restructure or refinance such debt, raise additional capital or take other actions such as selling assets, or reducing or delaying capital expenditures. There is no assurance that New BBX Capital will be able to effect any such actions or do so on satisfactory terms, if at all, or that such actions would be permitted by the terms of New BBX Capital’s indebtedness. Further, to the extent that New BBX Capital raises additional funds by issuing equity securities, New BBX Capital’s shareholders would experience dilution, which may be significant and could cause the market price of New BBX Capital’s common stock to decline.

New BBX Capital may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a separate, publicly traded company, and New BBX Capital may experience increased costs after the spin-off.

Following the spin-off, Parent will have no obligation to provide New BBX Capital with assistance other than the obligations and services contained in the agreements between Parent and New BBX Capital relating to the spin-off, including the Separation and Distribution Agreement and other agreements described under “The Spin-Off – Relationship Between New BBX Capital and Parent.” These services do not include every service that New BBX Capital has received from Parent in the past, and Parent is only obligated to provide the services for limited periods following completion of the spin-off. The agreements relating to such services and to the spin-off were agreed to prior to the spin-off, at a time when New BBX Capital’s business was still operated as part of Parent’s organization, and New BBX Capital did not have an independent board of directors or management team representing its interests with respect to such agreements.

Following the spin-off and the expiration of the aforementioned agreements, New BBX Capital will need to provide internally or obtain from unaffiliated third parties the services New BBX Capital will no longer receive from Parent. These services may include, without limitation, legal, accounting, information technology, software development, human resources and other infrastructure support, the effective and appropriate performance of which may be critical to New BBX Capital’s operations. New BBX Capital may be unable to replace these services in a timely manner or on terms and conditions as favorable as those received from Parent. New BBX Capital may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect New BBX Capital. If New BBX Capital fails to obtain the quality of services necessary to operate effectively or incurs greater costs in obtaining these services, New BBX Capital’s business, financial condition and results of operations may be adversely affected.

As a public company, New BBX Capital will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These requirements may place a strain on New BBX Capital’s systems and resources. The Exchange Act requires that New BBX Capital file reports and statements with the SEC, including annual, quarterly and current reports. Under the Sarbanes-Oxley Act, New BBX Capital must maintain effective disclosure controls and procedures and internal control over financial reporting, which requires significant resources and management oversight. New BBX Capital intends to implement additional procedures and processes to address the standards and requirements applicable to public companies, but these procedures may not be successful and the costs associated with compliance may be greater than anticipated.

New BBX Capital does not have an operating history as a standalone company apart from Parent’s organization, and New BBX Capital’s historical and pro forma financial information may not be a reliable indicator of New BBX Capital’s future results.

The historical financial information New BBX Capital has included in this information statement has been derived from Parent’s consolidated financial statements and accounting records and does not necessarily reflect what New BBX Capital’s financial position, results of operations and cash flows would have been had New BBX Capital been a separate, stand-alone entity during the periods presented. Parent did not account for New BBX Capital, and New BBX Capital was not operated, as a separate, stand-alone company for the periods presented. Actual costs that may have been incurred if New BBX Capital had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure, and materiality thresholds would have been significantly lower. In addition, the historical information may not be indicative of what New BBX Capital’s results of operations, financial position and cash flows will be in the future particularly in light of the impact of the COVID-19 pandemic on New BBX Capital’s businesses, assets and prospects.

Additionally, in preparing the unaudited pro forma combined financial statements contained in this information statement, New BBX Capital based the pro forma adjustments on available information and assumptions that New BBX Capital believes are reasonable and factually supportable; however, the assumptions may prove not to be accurate. Also, New BBX Capital’s unaudited pro forma combined financial statements do not give effect to various ongoing additional costs New BBX Capital may incur in connection with being a stand-alone public company. Accordingly, the unaudited pro forma combined financial statements do not reflect what New BBX Capital’s financial condition, results of operations or cash flows would have been as a stand-alone public company and is not necessarily indicative of New BBX Capital’s future financial condition or results of operations.

The spin-off could give rise to disputes or other unfavorable effects, which could have a material adverse effect on New BBX Capital’s business, financial position and results of operations.

Disputes with third parties could arise out of the distribution, and New BBX Capital could experience unfavorable reactions to the distribution from employees, investors, or other interested parties. These disputes and reactions could have a material adverse effect on New BBX Capital’s business, financial position, and results of operations. In addition, following the spin-off, disputes between New BBX Capital and Parent could arise in connection with the Separation and Distribution Agreement and other agreements to be entered into between New BBX Capital and Parent in connection with the spin-off as described under “The Spin-Off – Relationship Between New BBX Capital and Parent.”

New BBX Capital’s potential indemnification obligations pursuant to the Separation and Distribution Agreement could have material adverse effects.

Under the Separation and Distribution Agreement, New BBX Capital has an obligation to indemnify Parent for liabilities associated with New BBX Capital’s business, Parent’s assets and liabilities being transferred to New BBX Capital in connection with the spin-off, and any breach of New BBX Capital’s obligations under the Separation and Distribution Agreement and other agreements to be entered into between New BBX Capital and Parent in connection with the spin-off as described under “The Spin-Off – Relationship Between New BBX Capital and Parent.” The costs associated with any such indemnification could be significant and have a material adverse effect on New BBX Capital’s results and financial condition.

New BBX Capital’s current or prospective customers, suppliers or other companies with whom New BBX Capital conducts business may require assurances that New BBX Capital’s financial condition on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

New BBX Capital’s customers, suppliers or other companies with whom New BBX Capital conducts business may require assurances that New BBX Capital’s financial condition on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. If any of them are not satisfied with New BBX Capital’s financial stability and cease doing business with New BBX Capital, New BBX Capital’s business, financial condition and results of operations could be materially adversely affected.

Until the spin-off occurs, Parent may change the terms of the separation in ways that may be unfavorable to New BBX Capital.

Until the spin-off occurs, New BBX Capital will continue as a wholly-owned subsidiary of Parent. Accordingly, Parent will effectively have the sole and absolute discretion to determine and change the terms of the spin-off, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to New BBX Capital. Notwithstanding the foregoing, if the spin-off is approved by Parent’s shareholders, then, following such approval, Parent may not, without the approval of its shareholders, change the terms of the spin-off in a manner that would be reasonably likely to have a material adverse impact on Parent’s shareholders or New BBX Capital, or be reasonably likely to cause a shareholder who voted in favor of the spin-off to change its vote. Parent may decide at any time, including following any shareholder approval of the spin-off, not to proceed with the spin-off and to abandon the transaction.

Risks Relating to New BBX Capital’s Common Stock

There is no existing market for New BBX Capital’s common stock and an active trading market may not develop or be sustained after the spin-off. If the price of New BBX Capital’s common stock fluctuates significantly following the spin-off, shareholders could incur substantial loss of their investment.

There currently is no public market for New BBX Capital’s common stock and there can be no assurance that an active trading market will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell your stock and could lead to the price of the stock being depressed or more volatile. The price at which New BBX Capital’s common stock may trade after the spin-off cannot be predicted. The price of New BBX Capital’s common stock could fluctuate widely in response to:

•	New BBX Capital’s quarterly and annual operating results;

•	changes in New BBX Capital’s business and the market’s perception of New BBX Capital’s business;

•	changes in the businesses, earnings estimates or market perceptions of New BBX Capital’s competitors or customers;

•	changes in New BBX Capital’s key personnel;

•	changes in general market or economic conditions; and

•	changes in the legislative or regulatory environment.

In addition, the stock market has experienced extreme price and volume fluctuations that have significantly affected the quoted prices of securities. The changes often appear to occur without regard to specific operating performance. The price of New BBX Capital’s common stock could fluctuate based upon factors that have little or nothing to do with its business or its performance, and these fluctuations could materially reduce the price of New BBX Capital’s common stock.

Substantial sales of New BBX Capital’s common stock may occur in connection with the spin-off, which could cause the price of the common stock to decline.

Other than shareholders that are affiliates of Parent, shareholders of Parent receiving shares of New BBX Capital’s common stock in the distribution generally may sell those shares immediately in the public market. Parent’s shareholders may decide to sell the shares received in the distribution for any reason, including if, among other things, if New BBX Capital’s common stock does not fit their investment objectives or, in the case of index funds, if New BBX Capital is not part of the index in which they invest. Sales of significant amounts of New BBX Capital’s common stock or a perception in the market that such sales will occur may reduce the market price of the stock.

New BBX Capital’s Articles of Incorporation provide for fixed relative voting percentages between New BBX Capital’s Class A Common Stock and Class B Common Stock, which may not be well accepted by the market.

Like Parent’s Class A and Class B Common Stock, New BBX Capital’s Articles of Incorporation provide that holders of Class A Common Stock and Class B Common Stock will generally vote together as a single class, including with respect to the election of directors, with holders of Class A Common Stock possessing in the aggregate 22% of the total voting power of all common stock and holders of Class B Common Stock possessing in the aggregate the remaining 78% of the total voting power. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 360,000 shares, at which time the Class A Common Stock’s aggregate voting power will increase to 40% and the aggregate voting power of the Class B Common Stock will decrease to 60%. If the number of shares of Class B Common Stock outstanding decreases to 280,000 shares, then the Class A Common Stock’s aggregate voting power will increase to 53% and the aggregate voting power of the Class B Common Stock will decrease to 47%. If the number of shares of New BBX Capital’s Class B Common Stock outstanding decreases to 100,000 shares, then the fixed voting percentages will be eliminated and each share of Class A Common Stock and Class B Common Stock will be entitled to one vote per share. The share thresholds set forth above are subject to equitable adjustment to reflect any stock split, reverse stock split or similar transaction. The changes in the relative voting power represented by each class of New BBX Capital’s common stock are based only on the number of shares of New BBX Capital’s Class B Common Stock outstanding, thus issuances of Class A Common Stock, including under equity-based compensation plans and in connection with any acquisitions that New BBX Capital may pursue, will have no effect on these provisions. If additional shares of New BBX Capital’s Class A Common Stock are issued without a comparative increase in the number of outstanding shares of New BBX Capital’s Class B Common Stock, the disparity between the equity interest represented by New BBX Capital’s Class B Common Stock and its voting power will widen. In addition, shareholders who hold shares of both New BBX Capital’s Class A Common Stock and Class B Common Stock, including Alan B. Levan, John E. Abdo and Jarett S. Levan, will be able to sell shares of New BBX Capital’s Class A Common Stock without affecting in any material respect their overall voting interest. If the fixed relative voting percentages between New BBX Capital’s Class A Common Stock and Class B Common Stock provided by New BBX Capital’s Articles of Incorporation is not well-accepted by the market, the trading market and market price of New BBX Capital’s stock may be materially adversely affected.

Alan B. Levan, John E. Abdo and Jarett S. Levan’s control position may adversely affect the market price of New BBX Capital’s Class A Common Stock and Class B Common Stock.

Including shares subject to restricted stock awards which have not yet vested but which Alan B. Levan, John E. Abdo or Jarett S. Levan has the right to vote, Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan currently collectively beneficially own shares representing approximately 19.3% of Parent’s outstanding Class A Common Stock and 86.1% of Parent’s outstanding Class B Common Stock. In the aggregate, these shares currently represent approximately 32.1% of Parent’s total outstanding common equity and 78.2% of the total voting power of Parent’s Class A Common Stock and Class B Common Stock. Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan will have the same ownership and voting interest in New BBX Capital immediately following the spin-off as they have with respect to Parent immediately prior to the spin-off. Accordingly, and because New BBX Capital’ Class A Common Stock and Class B Common Stock vote as a single class on most matters, including the election of directors, as described above, Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan will have the voting power to elect the members of New BBX Capital’s Board of Directors and to control the outcome of any other vote of New BBX Capital’s shareholders, except in those limited circumstances where Florida law mandates that the holders of New BBX Capital’s Class A Common Stock vote as a separate class. This control position may have an adverse effect on the market price of New BBX Capital’s Class A Common Stock and Class B Common Stock. In addition, their interests may conflict with the interests of New BBX Capital’s other shareholders.

Certain of the Parent’s executive officers and directors have interests in the spin-off that may differ from, or be in addition to, the interests of Parent’s shareholders generally.

In reviewing and considering the spin-off, you should be aware that certain executive officers and directors of Parent have interests in the spin-off that may differ from, or be in addition to, the interests of Parent’s shareholders generally. These interests include those related to the treatment of restricted stock awards in connection with the spin-off (all of which are held by the Parent’s executive officers), the expected control position of Alan B. Levan, John E. Abdo and Jarett S. Levan with respect to New BBX Capital following the spin-off, and the overlap of management between the Parent and New BBX Capital following the spin-off, each of which is described in further detail below.

Subject to approval of the Compensation Committee of Parent’s Board of Directors, it is expected that the vesting of all unvested restricted stock awards of Parent’s Class A Common Stock and Class B Common Stock

will be accelerated in contemplation of the spin-off. These restricted stock awards, all of which are held by the Company’s executive officers, cover a total of 488,503 shares of Parent’s Class A Common Stock and 528,484 shares of Parent’s Class B Common Stock as follows: Alan B. Levan holds, and is expected to have vested, restricted stock awards of 193,042 shares of Parent’s Class A Common Stock and 183,125 shares of Parent’s Class B Common Stock; John E. Abdo holds, and is expected to have vested, restricted stock awards of 193,042 shares of Parent’s Class A Common Stock and 212,892 shares of Parent’s Class B Common Stock; Jarett S. Levan holds, and is expected to have vested, restricted stock awards of 48,261 shares of Parent’s Class A Common Stock and 60,698 shares of Parent’s Class B Common Stock; Seth M. Wise holds, and is expected to have vested, restricted stock awards of 48,261 shares of Parent’s Class A Common Stock and 60,698 shares of Parent’s Class B Common Stock; and Raymond S. Lopez holds, and is expected to have vested, restricted stock awards of 5,897 shares of Parent’s Class A Common Stock and 11,071 shares of Parent’s Class B Common Stock. The shares are considered outstanding and will participate pro rata in the spin-off on the same terms as all other outstanding shares of Parent’s common stock. Absent the expected vesting acceleration, the restricted stock awards would otherwise be scheduled to vest between October 2020 and October 2023.

As previously described, it is expected that Alan B. Levan, John E. Abdo and Jarett S. Levan will be deemed to control New BBX Capital following the spin-off by virtue of their collective ownership of shares expected to represent approximately 78.2% of the total voting power of New BBX Capital’s Class A Common Stock and Class B Common Stock following the spin-off. See the risk factor above entitled “Alan B. Levan, John E. Abdo and Jarett S. Levan’s control position may adversely affect the market price of New BBX Capital’s Class A Common Stock and Class B Common Stock” for additional information with respect to Messrs. Alan Levan, Abdo and Jarett Levan’s expected stock ownership of New BBX Capital and the risks related thereto.

Following the spin-off, there will be an overlap between executive management of Parent and New BBX Capital. Alan B. Levan, John E. Abdo and Jarett S. Levan will serve as directors of Parent, Bluegreen Vacations and New BBX Capital, and Messrs. Alan Levan and Abdo will serve as executive officers of Parent, Bluegreen Vacations and New BBX Capital. In addition, Seth M. Wise will be Executive Vice President and a director of New BBX Capital and will continue to serve as a director of Bluegreen Vacations. In addition, it is expected that the non-employee directors serving on Parent’s Board of Directors at the time of the spin-off (other than Darwin Dornbush, Joel Levy and William Nicholson, each of whom is expected to remain as a director of Parent and not join New BBX Capital’s Board) will resign as directors of Parent and serve as directors of New BBX Capital following the spin-off. Non-employee directors of New BBX Capital will receive compensation for their service on New BBX Capital’s Board of Directors and committees. Such compensation is expected to be the same as what they currently receive for their service on Parent’s Board of Directors and its committees.

Provisions in New BBX Capital’s Articles of Incorporation and Bylaws, and the rights agreement expected to be adopted by New BBX Capital, may make it difficult for a third party to acquire New BBX Capital and could impact the price of, or otherwise adversely impact, New BBX Capital’s Class A Common Stock and Class B Common Stock.

New BBX Capital’s Articles of Incorporation and Bylaws will contain provisions that could delay, defer or prevent a change of control of New BBX Capital or New BBX Capital’s management. These provisions could make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of New BBX Capital’s Class A Common Stock or Class B Common Stock. These provisions include:

•	the provisions in New BBX Capital’s Articles of Incorporation regarding the special voting rights of New BBX Capital’s Class B Common Stock;

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subject to the special class voting rights of New BBX Capital’s Class B Common Stock under certain circumstances, the authority of the Board of Directors to issue additional shares of common or preferred stock and to fix the relative rights and preferences of the preferred stock without shareholder approval, as described in further detail below; and

•	advance notice procedures to be complied with by shareholders in order to make shareholder proposals or nominate directors.

In addition, it is expected that, prior to or in connection with the spin-off, New BBX Capital will adopt a rights agreement. The rights agreement may have an anti-takeover effect and will be an impediment to a proposed takeover of New BBX Capital which is not approved by New BBX Capital’s Board of Directors and may also limit the trading of, or otherwise adversely impact the market price of, New BBX Capital’s Class A Common Stock or Class B Common Stock. In addition, acquisitions of shares of New BBX Capital’s Class A Common Stock or Class B Common Stock as a result of acquiring additional shares of Parent’s Class A Common Stock or Class B Common Stock prior to the distribution or shares representing New BBX Capital’s Class A Common Stock or Class B Common Stock in the when-issued trading market or as a result of the distribution will each be included in determining the beneficial ownership of a person and all such acquisitions following the first public announcement of New BBX Capital’s adoption of the rights agreement will be taken into account in determining whether a person is an acquiring person under the terms of the rights agreement. Therefore, a person could become an acquiring person under the terms of the rights agreement simultaneously with the receipt of shares in the distribution. See “Description of Capital Stock” for additional information regarding the rights agreement expected to be adopted by New BBX Capital.

Further, due to the control position of Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan with respect to New BBX Capital’s Class A Common Stock and Class B Common Stock, as described above, a change of control or sale of New BBX Capital, or any other action which requires the affirmative vote of holders of shares of New BBX Capital’s Class A Common Stock and Class B Common Stock representing a majority of the voting power of such stock, will be impossible without the consent of Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan, and Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan’s interests may conflict with the interests of New BBX Capital’s other shareholders. Further, the rights agreement, if adopted by New BBX Capital, would, subject to limited exceptions expected to be set forth therein, prevent other shareholders from acquiring a greater than 5% ownership position in New BBX Capital’ Class A Common Stock, Class B Common Stock or total combined common stock and, accordingly, would prevent a meaningful challenge to the influence of Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan over New BBX Capital, including matters submitted for shareholder approval.

Additionally, pursuant to New BBX Capital’s Articles of Incorporation and Florida law, except as may be required by any national securities exchange or OTC Market on which New BBX Capital’s Class A Common Stock or Class B Common Stock is traded or quoted and subject to the separate voting rights of New BBX Capital’s Class B Common Stock in certain circumstances, New BBX Capital’s Board of Directors may, without the consent of the New BBX Capital’s shareholders, approve the issuance of authorized but unissued shares of New BBX Capital’s securities and fix the relative rights and preferences of preferred stock. If New BBX Capital issues additional shares of its Class A Common Stock, Class B Common Stock or other securities, its shareholders would experience dilution. In addition, any preferred stock declared and issued could include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of New BBX Capital’s Class A Common Stock or Class B Common Stock or otherwise adversely affect the holders of New BBX Capital’s Class A Common Stock or Class B Common Stock, including the likelihood that holders of New BBX Capital’s Class A Common Stock or Class B Common Stock would receive dividend payments and payments on liquidation, or the amounts thereof. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financing transactions and other corporate purposes, could also, among other things, have the effect of delaying, deferring or preventing a change in control or other corporate actions, and might adversely affect the market price of New BBX Capital’s Class A Common Stock or Class B Common Stock.

New BBX Capital’s Bylaws will contain an exclusive forum provision, which could impair the ability of shareholders to obtain a favorable judicial forum for certain disputes with us or our directors, officers or other employees and be cost-prohibitive to shareholders.

New BBX Capital’s Bylaws will contain an exclusive forum provision which provides that, unless its Board of Directors consents to the selection of an alternative forum, the Circuit Court located in Miami-Dade County, Florida (or, if such Circuit Court does not have jurisdiction, another Circuit Court located within Florida or, if no Circuit Court located within Florida has jurisdiction, the federal district court for the Southern District of Florida) will be the sole and exclusive forum for “Covered Proceedings,” which include: (i) any derivative action or proceeding brought on New BBX Capital’s behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of New BBX Capital’s directors, officers or other employees to New BBX Capital or its shareholders; (iii) any action asserting a claim against New BBX Capital or any of its directors, officers or other employees arising pursuant to any provision of the Florida Business Corporation Act, New BBX Capital’s Articles of Incorporation or New BBX Capital’s Bylaws (in each case, as may be amended or amended and restated from time to time); and (iv) any action asserting a claim against New BBX Capital or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Florida. To the extent within the categories set forth in the preceding sentence, Covered Proceedings include causes of action under the Exchange Act and the Securities Act. The exclusive forum provision will also provide that if any Covered Proceeding is filed in a court other than a court located within Florida in the name of any shareholder, then such shareholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within Florida in connection with any action brought in any such court to enforce the exclusive forum provision and (b) having service of process made upon such shareholder in any such enforcement action by service upon such shareholder’s counsel in the action as agent for such shareholder. Notwithstanding the foregoing, shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New BBX Capital or its directors, officers or other employees or be cost-prohibitive to shareholders, which may discourage such lawsuits against New BBX Capital and its directors, officers and other employees. However, there is uncertainty regarding whether a court would enforce the exclusive forum provision. If a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, New BBX Capital may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect New BBX Capital’s financial condition and operating results.

New BBX Capital does not plan to pay dividends on its common stock.

New BBX Capital’s dividend policy will be established by New BBX Capital’s Board of Directors based on New BBX Capital’s financial condition, results of operations and capital requirements, as well as other business considerations that New BBX Capital’s Board considers relevant. Further, the terms of New BBX Capital’s indebtedness may limit or prohibit the payments of dividends. New BBX Capital does not currently anticipate paying any cash dividends for the foreseeable future.

Utilizing the reduced disclosure requirements applicable to New BBX Capital may make New BBX Capital’s common stock less attractive to investors.

New BBX Capital qualifies as an “emerging growth company” and is therefore eligible to utilize certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, New BBX Capital is not required to, among other things, provide certain disclosures regarding executive compensation, hold shareholder advisory votes on executive compensation or obtain shareholder approval of any golden parachute payments, and New BBX Capital has reduced financial disclosure obligations. New BBX Capital would cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which New BBX Capital has $1.07 billion or more in annual revenues;

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the last day of the fiscal year following the fifth anniversary of the date of the first sale of New BBX Capital’s common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which New BBX Capital has issued more than $1.0 billion in non-convertible debt securities during the previous three-year period; and

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the date on which New BBX Capital is deemed to be a “large accelerated filer” (which is the last day of the fiscal year during which the total market value of New BBX Capital’s common equity securities held by non-affiliates is $700 million or more, calculated as of the end of the second quarter (June 30) of such fiscal year).

In addition, New BBX Capital may in the future qualify as a “smaller reporting company,” in which case New BBX Capital would be eligible to utilize the reduced disclosure requirements available to smaller reporting companies even after New BBX Capital ceases to be an emerging growth company. The reduced disclosure requirements available to smaller reporting companies are similar to those available to emerging growth companies, including reduced financial and executive compensation disclosures. Under current SEC rules, New BBX Capital will become a smaller reporting company if, as of the end of the second fiscal quarter following the completion of the spin-off (the quarter ending June 30, 2022 assuming the spin-off is completed prior to such date), the total market value of New BBX Capital’s common equity securities held by non-affiliates is less than $200 million.

New BBX Capital intends to utilize the reduced reporting requirements and available exemptions for so long as New BBX Capital is permitted to do so. Investors may find New BBX Capital’s common stock to be less attractive as a result of its utilization of the reduced disclosure requirements and exemptions, which may have a material, adverse effect on the trading market and market price of New BBX Capital’s Class A Common Stock and Class B Common Stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement and other materials that New BBX Capital has filed, or will file, with the SEC contain, or will contain, “forward-looking statements.” Forward-looking statements are those that do not relate strictly to historical or current facts and can be identified by use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” “will,” “should,” “would,” “may,” “could” or the negative of these terms or similar expressions or future or conditional verbs. Forward-looking statements include, among others, statements relating to New BBX Capital’s future financial performance, business prospects and strategy, anticipated financial position, liquidity and capital needs, market potential, and other events or developments that New BBX Capital expects or anticipates will occur in the future and statements expressing general views about future operating results or conditions. These statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are impossible or difficult to predict. New BBX Capital’s actual results may differ materially from those expressed in, or implied by, the forward-looking statements as a result of various factors, including, without limitation, those set forth below.

With respect to New BBX Capital generally, the various factors include, but are not limited to:

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risks and uncertainties relating to public health issues, including, in particular, the COVID-19 pandemic, as it is not currently possible to accurately assess the expected duration and effects of the pandemic on New BBX Capital’s business (these include required closures of retail locations, business restrictions, “shelter in place” and “stay at home” orders and advisories, volatility in the global and national economies and equity, credit, and commodities markets, worker absenteeism, quarantines, and other health-related restrictions; the duration and severity of the COVID-19 pandemic and the impact on demand for New BBX Capital’s products and services (including, without limitation, bulk candy products), levels of consumer confidence, and supply chains; actions governments, businesses, and individuals take in response to the pandemic and their impact on economic activity and consumer spending, which will impact New BBX Capital’s ability to successfully resume full business operations; the pace of recovery when the COVID-19 pandemic subsides; competitive conditions; New BBX Capital’s liquidity and the availability of capital; the effects and duration of steps New BBX Capital takes in response to the COVID-19 pandemic, including the risk of lease defaults and the inability to rehire or replace furloughed employees; risks related to New BBX Capital’s indebtedness, including the potential for accelerated maturities and debt covenant violations; the risk of heightened litigation as a result of actions taken in response to the COVID-19 pandemic; and the impact of the COVID-19 pandemic on consumers, including, but not limited to, their income, their level of discretionary spending both during and after the pandemic, and their views towards the retail and other industries in which New BBX Capital operates;

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risks and uncertainties affecting New BBX Capital and its results, operations, markets, products, services and business strategies, and the risks and uncertainties associated with its ability to successfully implement its currently anticipated plans, and its ability to generate earnings under the current business strategy;

•	the performance of entities in which New BBX Capital has made investments may not be profitable or achieve anticipated results;

•	risks associated with acquisitions, asset or subsidiary dispositions, or debt or equity financings which New BBX Capital may consider or pursue from time to time;

•	risks of cybersecurity threats, including the potential misappropriation of assets or confidential information, corruption of data or operational disruptions;

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the updating of, and developments with respect to, technology, including the cost involved in updating our technology and the impact that any failure to keep pace with developments in technology could have on our operations or competitive position and our information technology expenditures may not result in the expected benefits;

•	New BBX Capital’s ability to compete effectively in the highly competitive industries in which it operates;

•	New BBX Capital’s ability to maintain the integrity of internal or customer data, the failure of which could result in damage to our reputation and/or subject us to costs, fines or lawsuits;

•	New BBX Capital’s relationships with key customers and suppliers may be materially diminished or terminated;

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the preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions, and any changes in estimates, judgments and assumptions used could have a material adverse impact on the financial condition and operating results of New BBX Capital or its subsidiaries;

•	the impact on New BBX Capital’s consolidated financial statements and internal control over financial reporting of the adoption of new accounting standards;

•	audits of New BBX Capital’s or its subsidiaries’ federal or state tax returns, including that they may result in the imposition of additional taxes;

•	damage to the reputation of New BBX Capital or any of its subsidiaries could harm New BBX Capital’s business, financial condition and results of operations;

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New BBX Capital’s business is subject to various governmental regulations, laws and orders, compliance with which may cause New BBX Capital to incur significant expenses, and any noncompliance could subject New BBX Capital to civil or criminal penalties or other liabilities;

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the outcome of litigation, inquiries, investigations, examinations or other legal proceedings is inherently uncertain and could subject New BBX Capital to significant monetary damages or restrictions on New BBX Capital’s ability to do business;

•	environmental liabilities, including claims with respect to mold or hazardous or toxic substances, and their impact on New BBX Capital’s financial condition and operating results;

•	risks that natural disasters and other acts of god may adversely impact New BBX Capital’s financial condition and operating results;

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any damage to physical assets or interruption of access to physical assets or operations resulting from public health issues, such as the recent coronavirus outbreak, or from hurricanes, earthquakes, fires, floods, windstorms or other natural disasters, which may increase in frequency or severity due to climate change or other factors;

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the risk that creditors of New BBX Capital’s subsidiaries or other third-parties may seek to recover distributions or dividends, if any, made by such subsidiaries to New BBX Capital or other amounts owed by such subsidiaries to such creditors or third-parties; and

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if New BBX Capital issues additional shares of its Class A Common Stock, Class B Common Stock or other securities, including in connection with acquisitions, investments or financings or pursuant to equity compensation plans, New BBX Capital’s shareholders would experience dilution and any preferred stock declared and issued could include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of New BBX Capital’s Class A Common Stock or Class B Common Stock or otherwise adversely affect the holders of New BBX Capital’s Class A Common Stock or Class B Common Stock, including the likelihood that holders of New BBX Capital’s Class A Common Stock or Class B Common Stock would receive dividend payments and payments on liquidation, or the amounts thereof.

In addition, with respect to BBX Capital Real Estate, the various factors include, but are not limited to:

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the impact of economic, competitive, and other factors affecting BBX Capital Real Estate and its assets, including the impact of a decline in real estate values on BBX Capital Real Estate’s business and the value of BBX Capital Real Estate’s assets;

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risks that the recent investment in The Altman Companies may not realize the anticipated benefits and will increase the Company’s exposure to risks associated with the multifamily real estate development and construction industry;

•	the risk of additional impairments of real estate assets;

•	risks associated with investments in real estate developments and joint ventures include:

•	exposure to downturns in the real estate and housing markets;

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exposure to risks associated with real estate development activities, including severe weather conditions increasing costs, delaying construction, causing uninsured losses or reducing demand for homes;

•	risks associated with obtaining necessary zoning and entitlements;

•	risks that joint venture partners may not fulfill their obligations and concentration risks associated with entering into numerous joint ventures with the same joint venture partner;

•	risks relating to reliance on third-party developers or joint venture partners to complete real estate projects;

•	risk associated with increasing interest rates, as the majority of the development costs and sales of residential communities is financed;

•	risks associated with not finding tenants for multifamily apartments or buyers for single-family homes and townhomes;

•	risk associated with finding equity partners, securing financing, and selling newly built multifamily apartments;

•	risk associated with rising land and construction costs;

•	risk that the projects will not be developed as anticipated or be profitable; and

•	risk associated with customers or vendors not performing on their contractual obligations.

With respect to BBX Sweet Holdings, Renin and other operating businesses, the various factors include, but are not limited to:

•	risks that New BBX Capital’s investments will not achieve the returns anticipated;

•	risks that their business plans, including IT’SUGAR’s opening of new stores in high profile locations, will not be successful;

•	risks that market demand for their products could decline;

•	risk of impairment losses associated with declines in the value of New BBX Capital’s investments in operating businesses or New BBX Capital’s inability to recover its investments;

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risks that the reorganization of certain confectionery businesses and operations may not achieve anticipated operating efficiencies and reduction in operating losses and that the implementation of strategic alternatives, including the sale or disposal of certain operations, will result in additional losses;

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failure of confectionery businesses to meet financial metrics may necessitate New BBX Capital making further capital contributions or advances to the businesses or a decision not to support underperforming businesses;

•	risks associated with increased commodity costs or a limited availability of commodities;

•	risks associated with product recalls or product liability claims;

•	risk of losses associated with excess and obsolete inventory and the risks of additional required reserves for lower of cost or market value losses in inventory;

•	for Renin, the risk of trade receivable losses and the risks of charge-offs and required increases in the allowance for bad debts;

•	risks associated with the performance of vendors, commodity price volatility and the impact of tariffs on goods imported from Canada and Asia, particularly with respect to Renin;

•	for Renin, risks associated with exposure to foreign currency exchange risk of the U.S. dollar compared to the Canadian dollar;

•	the amount and terms of indebtedness associated with the operations and capital expenditures may impact their financial condition and results of operations and limit their activities;

•	requirements for operating and capital expenditures may require New BBX Capital to make capital contributions or advances; and

•	risk that a decline in IT’SUGAR’s profitability or cash flows may result in impairment losses associated with IT’SUGAR’s intangible and long-lived assets.

Risks and uncertainties related to the spin-off include, but are not limited to:

•	the risk that some or all of the anticipated benefits related to the spin-off may not be achieved when or to the extent expected, or at all;

•	the risk that New BBX Capital may need additional capital in the future; however, such capital may not be available to New BBX Capital on reasonable terms, if at all;

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New BBX Capital’s historical and pro forma financial information is not necessarily representative of the results New BBX Capital would have achieved as a separate, publicly-traded company and may not be a reliable indicator of its future results;

•	the spin-off could give rise to disputes or other unfavorable effects, which could have a material adverse effect on New BBX Capital’s business, financial position and results of operations;

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under the Separation and Distribution Agreement, New BBX Capital and Parent may be required to indemnify each other for certain liabilities; however, there can be no assurance that any indemnities from Parent will be sufficient to insure New BBX Capital against the full amount of such liabilities or that Parent’s ability to satisfy its indemnification obligations will not be impaired in the future, and any indemnification obligations New BBX Capital may have could materially adversely affect New BBX Capital’s results and financial condition;

•	no market for New BBX Capital’s Class A Common Stock or Class B Common Stock currently exists and an active trading market may not develop or be sustained after the spin-off;

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the price of New BBX Capital’s Class A Common Stock and Class B Common Stock, once publicly-traded, may be volatile, including until the public is able to fully analyze New BBX Capital’s business, operations and results separate from Parent, and there is no assurance as to the price at which shares of New BBX Capital’s Class A Common Stock or Class B Common Stock will trade following the spin-off or at any other time in the future;

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risks associated with New BBX Capital’s indebtedness, including that New BBX Capital will be required to utilize cash flow to service its indebtedness, and that indebtedness may make New BBX Capital more vulnerable to economic downturns and subject New BBX Capital to covenants or restrictions on its operations and activities or on its ability to pay dividends, if any; and

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risks associated with the $75 million promissory note to be made by Parent in favor of New BBX Capital in connection with the spin-off, including Parent’s option to defer payments under the note, and Parent’s liquidity and ability to pay amounts due under the note, including that Parent may be dependent upon dividends from Bluegreen Vacations in order to pay amounts due under the note and, while Bluegreen Vacations declared a special cash dividend which is payable on August 21, 2020, Parent has agreed to use its proceeds from such special cash dividend to repay its $80 million note payable to Bluegreen Vacations, and Bluegreen Vacations has suspended regular dividend payments in light of the impact of the COVID-19 pandemic and there is no assurance that Bluegreen Vacations will resume paying regular dividends or pay any other special dividends in the future, whether consistent with previous amounts or at all; further, Parent may incur additional indebtedness in the future, including, without limitation, in connection with any potential transaction or transactions which Parent may decide to pursue in order to increase its ownership in Bluegreen Vacations, including a transaction or transactions which would result in Bluegreen Vacations once again becoming an indirect wholly-owned subsidiary of Parent;

•

adverse conditions in the stock market, the public debt market and other capital markets or the economy generally, and the impact of such conditions on New BBX Capital’s activities and results, and the price and liquidity of New BBX Capital’s Class A Common Stock and Class B Common Stock.

In addition to the foregoing, reference is made to the other risks and uncertainties inherent to New BBX Capital’s business and activities, including those discussed under “Risk Factors” and elsewhere in this information statement. These and other factors disclosed in this information statement are not necessarily all of the important factors that could cause New BBX Capital’s actual results to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors could cause New BBX Capital’s actual results to differ materially from those expressed in or implied by any of the forward-looking statements. Given these uncertainties, you are cautioned not to place undue reliance on forward-looking statements. These statements should be considered only after carefully reading this entire information statement and in conjunction with the other information contained herein.

The forward-looking statements contained in this information statement are made only as of the date of this information statement. Except to the extent required by law, we do not undertake, and specifically disclaim any obligation, to update any forward-looking statements or to publicly announce the results of any revisions to any of such statements, including to reflect future events or developments. In addition, past performance may not be indicative of future results, and comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and all such information should only be viewed as historical data.

You should read this information statement and the materials that we reference in this information statement and have filed with the SEC as exhibits to the registration statement on Form 10 of which this information statement is a part with the understanding that New BBX Capital’s actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect. We qualify all forward-looking statements by these cautionary statements.

THE SPIN-OFF

Reasons for the Spin-off

Parent’s Board of Directors has determined that the separation of New BBX Capital from Parent’s investment in Bluegreen Vacations is in the best interests of Parent’s shareholders. Parent’s Board of Directors believes that the separation will, among other things:

•	allow each company to adopt strategies and pursue objectives independent of the other company, which may better position each company to maximize value over the long-term;

•	bring greater clarity to the marketplace as to each company’s core competencies;

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better position each company to optimize capital deployment and investment strategies necessary to advance their respective interests, and provide management with incentives related directly to each company’s performance and align their interests with the other shareholders of the company;

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provide current Parent shareholders with equity investments in two separate, publicly traded companies, including Parent, which following the spin-off will be a “pure play” Bluegreen Vacations holding company; and

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enable investors to better evaluate the financial performance, strategies, and other characteristics of each company, which will permit investors to make investment decisions based on each company’s individual performance and potential, and enhance the likelihood that the market will value each company appropriately.

Mechanics of the Spin-off

Prior to the spin-off, New BBX Capital will be converted into a Florida corporation. In connection with the conversion, Parent, as the 100% owner of New BBX Capital at the time, will receive all of the issued and outstanding shares of New BBX Capital’s Class A Common Stock and Class B Common Stock. The spin-off will be effected through the distribution by Parent to its shareholders of 100% of the shares of New BBX Capital’s Class A Common Stock and Class B Common Stock held by Parent. Except for Woodbridge, the subsidiary through which Parent holds its investment in Bluegreen Vacations, New BBX Capital holds or will hold at the time of the spin-off all of Parent’s subsidiaries. These include BBX Capital Real Estate, BBX Sweet Holdings and its subsidiaries, including IT’SUGAR, Hoffman’s Chocolates and Las Olas Confections and Snacks, and Renin. As a shareholder of Parent, you will receive one share of New BBX Capital’s Class A Common Stock for each share of Parent’s Class A Common Stock held of record by you as of the 5:00 P.M., Eastern time, on September 22, 2020 (such time and date being referred to as the “record date” for the distribution), and one share of New BBX Capital’s Class B Common Stock for each share of Parent’s Class B Common Stock held of record by you as of the record date. The spin-off will not impact your holdings of Parent’s Class A Common Stock or Class B Common Stock and, accordingly, your proportionate interest in Parent will not change as a result of the spin-off. The distribution will be a taxable transaction to Parent’s shareholders. See “Material U.S. Federal Income Tax Consequences of the Spin-Off” below.

Based on the number of shares of Parent’s Class A Common Stock and Class B Common Stock expected to be outstanding as of the record date, we expect that approximately 15,624,091 shares of New BBX Capital’s Class A Common Stock and 3,693,596 shares of New BBX Capital’s Class B Common Stock will be distributed in the spin-off. However, the actual number of shares of New BBX Capital’s Class A Common Stock and Class B Common Stock to be distributed in the spin-off will be determined based on the actual number of shares of Parent’s Class A Common Stock and Class B Common Stock outstanding as of the record date. The shares of New BBX Capital’s Class A Common Stock and Class B Common Stock to be distributed in the spin-off will constitute all of the issued and outstanding shares of New BBX Capital’s common stock immediately following the distribution. In addition, if New BBX Capital adopts a rights agreement prior to the spin-off, then each share of New BBX Capital’s Class A Common Stock and Class B Common Stock distributed in connection with the spin-off will have attached thereto an associated preferred share purchase right distributed under the rights agreement. See “Description of Capital Stock” for additional information regarding the rights agreement expected to be adopted by New BBX Capital.

On or before the distribution date, Parent will release the shares of New BBX Capital’s Class A Common Stock and Class B Common Stock to the distribution agent to distribute to Parent’s shareholders. The shares will be distributed in book-entry form, which means that no physical share certificates will be issued. We expect that it may take the distribution agent up to one week following the distribution date to electronically issue shares of New BBX Capital’s Class A Common Stock and/or Class B Common Stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form.

No Parent shareholder will be required to pay any consideration, exchange or surrender their existing shares of Parent’s Class A Common Stock or Class B Common Stock or take any other action to receive their shares of New BBX Capital’s Class A Common Stock or Class B Common Stock, as applicable. However, the distribution will be a taxable transaction to Parent’s shareholders. In addition, Parent is seeking shareholder approval of the spin-off and Parent’s contemplated name change to Bluegreen Vacations Holding Corporation. Parent intends to hold a special meeting of its shareholders to approve these items and is distributing a separate proxy statement which contains information regarding the spin-off, the proposed name change, and the special meeting. Completion of the spin-off is conditioned upon the approval of the spin-off by Parent’s shareholders.

Relationship Between New BBX Capital and Parent

The separation of businesses of New BBX Capital and Parent in connection with the spin-off and the relationship between New BBX Capital and Parent following the spin-off will be governed by a Separation and Distribution Agreement, an Employee Matters Agreement, a Transition Services Agreement, and a Tax Matters Agreement, each as entered into between New BBX Capital and Parent in connection with the spin-off. In addition, Parent will enter into a $75 million promissory note in favor of New BBX Capital in connection with the spin-off. These agreements are intended to facilitate the separation of businesses between Parent and New BBX Capital in connection with the spin-off and the operation of New BBX Capital and Parent as separate companies after the spin-off. The following is a summary of the Separation and Distribution Agreement, Employee Matters Agreement, Transition Services Agreement, Tax Matters Agreement and promissory note. The summaries are not complete and are qualified in their entirety by reference to the actual agreements or instruments, copies of which are filed as exhibits to the registration statement on Form 10 of which this information statement forms a part. We encourage you to read the full text of these agreements.

Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth how the spin-off will be effected and certain other obligations of Parent and New BBX Capital prior to, upon and for a specified period following the completion of the spin-off. The Separation and Distribution Agreement provides that at the effective time of the spin-off, Parent will transfer to New BBX Capital the assets identified in the Separation and Distribution Agreement relating to the businesses and subsidiaries of New BBX Capital (to the extent not already owned by New BBX Capital).

New BBX Capital will retain or assume the liabilities identified in the Separation and Distribution Agreement relating to the businesses and subsidiaries of New BBX Capital, including the indebtedness of or related to the subsidiaries held by it or transferred to it in connection with the spin-off, which totaled approximately $41.6 million as of June 30, 2020.

The Separation and Distribution Agreement provides that Parent and New BBX Capital will use their respective reasonable best efforts to obtain promptly any required third-party consents or governmental approvals required in connection with the spin-off, provided that neither party will be required to make any payments or assume any liabilities or offer or grant any financial accommodation or other benefit with respect to any existing agreements with third parties not required to be paid under the terms of an existing agreement. The transfer of any specific asset to New BBX Capital, on the one hand, or Parent, on the other hand, in connection with the spin-off will be deferred until any required consents or governmental approvals for such transfer are obtained. Notwithstanding the inability to transfer an asset or liability as a result of a third-party consent or required governmental approval prior to the spin-off, subject to the satisfaction of the conditions to the completion of the spin-off, the spin-off will nevertheless take place if so determined by Parent’s Board of Directors, and Parent and New BBX Capital, as applicable, will be required to hold the applicable asset or liability in trust and use reasonable best efforts to establish arrangements pursuant to which Parent or New BBX Capital, as applicable, will obtain all of the benefits and burdens associated with the asset or liability as if it had been transferred. Parent, on the one hand, and New BBX Capital, on the other hand, have also agreed to deliver (or cause to be delivered) any necessary or appropriate documents to the other party to effect, or as reasonably necessary or appropriate in connection with, the spin-off.

Termination of Prior Intercompany Arrangements

Except for the agreements entered into in connection with the spin-off, all previous agreements between New BBX Capital and Parent will be terminated upon the spin-off, and all parties to such agreements will be released from all liabilities thereunder other than liabilities for payment and/or reimbursement for costs and other fees and charges relating to services provided by Parent to New BBX Capital, or vice versa, prior to the spin-off in the ordinary course of business, which shall be settled at the effective time of the spin-off.

No Representations or Warranties

Under the Separation and Distribution Agreement, Parent does not make any representations or warranties to New BBX Capital, express or implied, as to the condition or the value of any asset or liability, the existence of any security interest on any asset, the absence of defenses from counterclaims, or any implied warranties of merchantability or fitness for a particular purpose or title. Under the Separation and Distribution Agreement, New BBX Capital will take the assets and liabilities transferred to it ‘‘as is, where is,’’ and bear the economic and legal risks relating to conveyance of, title to and transfer of those assets and liabilities.

Actions Before the Spin-Off

New BBX Capital and Parent will cooperate to prepare all documents and make all filings required for the spin-off. Parent will direct and control the efforts of the parties in connection with the spin-off. New BBX Capital will use reasonable best efforts to take all actions reasonably requested by Parent to facilitate the spin-off, including, among other things, cooperating in the preparation and filing of the registration statement on Form 10 of which this information statement forms a part and any other filing required to be made with the SEC or any other governmental authority and, as previously described, using reasonable best efforts to obtain promptly any required third-party consents or governmental approvals required in connection with the spin-off.

Conditions to the Spin-Off

We expect to consummate the spin-off on the distribution date, provided that the following conditions shall have been satisfied or, to the extent permissible, waived:

•	the Board of Directors of Parent, in its sole and absolute discretion, shall have authorized and approved the spin-off (and such authorization and approval shall not have been withdrawn);

•	the shareholders of Parent approving the spin-off;

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New BBX Capital’s registration statement on Form 10 of which this information statement is a part shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking a stop order, and this information statement shall have been sent to Parent’s shareholders as of the record date, all necessary permits and authorizations under the Securities Act and the Exchange Act relating to the issuance and trading of shares of New BBX Capital’s Class A Common Stock and Class B Common Stock shall have been obtained and be in effect, and such shares shall have been approved for listing, trading or quotation on a national securities exchange or the OTC Markets; and

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no court or other governmental authority having jurisdiction over Parent or New BBX Capital shall have issued or entered any order, and no applicable law shall have been enacted or promulgated, in each case, that is then in effect and has the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the spin-off.

We are not aware of any material regulatory requirements that must be complied with or any material regulatory or third party approvals that must be obtained, other than compliance with SEC rules and regulations, including the SEC’s declaration of effectiveness of New BBX Capital’s registration statement on Form 10, and the approval for listing, trading or quotation of New BBX Capital’s Class A Common Stock and Class B Common Stock on a national securities exchange or the OTC Markets.

Mutual Releases and Indemnification

Parent and New BBX Capital (on behalf of themselves and their respective affiliates) will release each other, each other’s respective subsidiaries and specified related parties from any and all liabilities arising out of or related to any events occurring (or failing to occur) or conditions existing (or alleged to have exist), arising at or before the effective time of the spin-off, whether such events, circumstances or actions are known or unknown as of the effective time of the spin-off, and will not bring, or permit to be brought, any legal proceeding against the other party or its released parties with respect to any released claim. The Separation and Distribution Agreement provides that this mutual release will not impair each party’s right to enforce the agreements entered into between Parent and New BBX Capital in connection with the spin-off and certain other rights, including, among other things, any right to indemnification or advancement of expenses under the organizational documents of any party or pursuant to directors and officers insurance, accrued and unpaid compensation or expense reimbursement of any employee, terms of existing employment agreements or arrangements, or any rights of a shareholder of Parent in its capacity as such.

Further, under the Separation and Distribution Agreement, New BBX Capital will indemnify Parent and its affiliates and their respective officers, directors, employees and agents for any liabilities resulting from, relating to or arising out of New BBX Capital’s business, including any of its subsidiaries or any assets or liabilities held by it or transferred to or assumed by New BBX Capital in connection with the spin-off, any breach by New BBX Capital of any agreement or obligation under any agreement entered into between Parent and New BBX Capital in connection with the spin-off, and the enforcement of any such right to indemnification. Parent will indemnify New BBX Capital and its affiliates and their respective officers, directors, employees and agents for any and all liabilities resulting from, relating to or arising out of any business, asset or liability not held by, transferred to, or assumed by, New BBX Capital in connection with the spin-off, any breach by Parent of any agreement or obligation under any agreement entered into between Parent and New BBX Capital in connection with the spin-off, and the enforcement of any such right to indemnification. The Separation and Distribution Agreement addresses other matters associated with the indemnification granted by each party under the agreement, including adjustments to indemnification payments for insurance proceeds, the procedure to defend third-party claims and the right to contribution by the indemnified party in the event the indemnification provided under the Separation and Distribution Agreement is not legally available.

Additional Covenants

The Separation and Distribution Agreement also addresses additional obligations of Parent and New BBX Capital, including those relating to, among others, omitted services, release of guarantees or indemnity, access to and exchange of information, record retention, provision of financial information, ownership of information, cooperation in the conduct of certain claims, the privileged nature of information, insurance, waivers of conflicts of interest for counsel, confidentiality of information and non-solicitation, and directors’ and officers’ exculpation, indemnification and insurance.

Tax Matters Agreement

The Tax Matters Agreement generally sets out the respective rights, responsibilities and obligations of Parent and New BBX Capital with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the spin-off), tax attributes, tax returns, tax contests and certain other related tax matters.

The Tax Matters Agreement allocates responsibility for the preparation and filing of certain tax returns (and the payment of taxes reflected thereon). Under the Tax Matters Agreement, Parent will generally be liable for its own taxes and taxes of all of its subsidiaries (other than the taxes of New BBX Capital and its subsidiaries, the taxes for which New BBX Capital shall be liable) for all tax periods (or portion thereof) ending on the effective date of the spin-off. New BBX Capital will be responsible for its taxes, including for taxes of its subsidiaries, as well as for taxes of Parent arising as a result of the spin-off (including any taxes resulting from an election under Section 336(e) of the Internal Revenue Code of 1986, as amended (the “Code”) in connection with the spin-off). New BBX Capital will bear liability for any transfer taxes incurred in the spin-off.

Each of Parent and New BBX Capital will indemnify each other against any taxes to the extent paid by one party but allocated to the other party under the Tax Matters Agreement, or arising from any breach of its covenants thereunder, and related out-of-pocket costs and expenses.

Employee Matters Agreement

The Employee Matters Agreement sets out the respective rights, responsibilities and obligations of Parent and New BBX Capital with respect to the transfer of certain employees of the businesses of New BBX Capital and related matters, including benefit plans, terms of employment, retirement plans and other employment-related matters.

Under the Employee Matters Agreement, New BBX Capital will generally assume or retain responsibility as employer of employees whose duties primarily relate to the businesses of its subsidiaries as well as all obligations and liabilities with respect thereto.

Upon the spin-off, New BBX Capital employees, in their capacities as such, will cease to participate in any Parent employee benefit plans, and will instead be entitled to participate in employee benefit plans established or maintained by New BBX Capital. New BBX Capital employees will be entitled to credit for prior service to the extent afforded under any Parent plans for purposes of eligibility to participate and vesting, except to the extent such credit would result in the duplication of benefits for the same period of service.

New BBX Capital will establish or designate welfare benefit plans and administer a group welfare benefits plan, in which New BBX Capital employees will participate immediately following the spin-off. New BBX Capital will use reasonable best efforts to ensure that such employees will be immediately eligible to commence participation in such plans without regard to any eligibility period, pre-existing condition, waiting period, or certain other restrictions.

Transition Services Agreement

The Transition Services Agreement generally sets out the respective rights, responsibilities and obligations of Parent and New BBX Capital with respect to the support services to be provided to one another after the spin-off, as may be necessary to ensure the orderly transition under the Separation and Distribution Agreement.

The Transition Services Agreement establishes a baseline charge for certain categories or components of services to be provided. Any services provided beyond the services covered will be billed at a negotiated rate, which will not be less favorable than the rate Parent or New BBX Capital would have received for such service from a third party. Under the Transition Services Agreement, Parent and New BBX Capital agree to promptly take all steps to internalize the services being provided by utilizing their own staff or outsourcing such services to third parties. The Transition Services Agreement will be effective upon the spin-off and will continue for a minimum term of one year, provided that after that year, Parent or New BBX Capital may terminate the Transition Services Agreement with respect to any or all services provided thereunder at any time upon thirty (30) days prior written notice to the other party. Either party may renew or extend the term of the Transition Services Agreement with respect to the provision of any service which has not been previously terminated.

Promissory Note

In connection with the spin-off, Parent will enter into a $75 million promissory note in favor of New BBX Capital. Amounts outstanding under the note will accrue interest at a rate of 6% per annum. The note will require payments of interest only on a quarterly basis. It is also anticipated that payments may be deferred at the option of Parent, with amounts deferred to accrue interest at a cumulative, compounded rate of 8% per annum. All outstanding amounts under the note will become due and payable in five years or upon certain events.

Principal Executive Office

Following the spin-off, Parent and New BBX Capital will share office space at their principal executive offices located in Fort Lauderdale, Florida. The space is currently leased by Parent. It is expected that the lease will be assigned to New BBX Capital, with a portion of the office space to be subleased to Parent at a rate of approximately 20% of the rental payments under the lease (currently estimated to be approximately $200,000 per year), or New BBX Capital will pay or reimburse Parent for payments under the lease other than 20% of the rental payments under the lease to be borne by Parent.

Treatment of Restricted Stock Awards

Subject to approval of the Compensation Committee of Parent’s Board of Directors, it is expected that the vesting of all unvested restricted stock awards of Parent’s Class A Common Stock and Class B Common Stock will be accelerated in contemplation of the spin-off. All of these restricted stock awards are held by the Company’s executive officers, and they cover a total of 488,503 shares of Parent’s Class A Common Stock and 528,484 shares of Parent’s Class B Common Stock in the aggregate. The shares are considered outstanding and will participate pro rata in the spin-off on the same terms as all other outstanding shares of Parent’s common stock. Absent the expected vesting acceleration, the restricted stock awards would otherwise be scheduled to vest between October 2020 and October 2023.

Trading of New BBX Capital’s Common Stock

Parent will own all of the outstanding shares of New BBX Capital’s common stock prior to the spin-off. Accordingly, there is no current trading market for New BBX Capital’s common stock. New BBX Capital is applying for its Class A Common Stock and Class B Common Stock to be quoted on the OTCQX market. However, there are no assurances that an active public market for New BBX Capital’s Class A Common Stock or Class B Common Stock will develop or be sustained after the distribution. If an active public market does not develop or is not sustained, it may be difficult for New BBX Capital’s shareholders to sell their shares of New BBX Capital’s Class A Common Stock or Class B Common Stock at a price that is attractive to them, or at all. New BBX Capital has requested the trading symbol “BBXT” for its Class A Common Stock and “BFCTB” for its Class B Common Stock.

If New BBX Capital’s application for quotation of its Class A Common Stock and Class B Common Stock on the OTCQX Market is approved, it is anticipated that trading will commence on a “when-issued” basis approximately two trading days before the record date. “When-issued” trading refers to a transaction made conditionally because the security has been authorized but not yet issued. Generally, shares may trade on the OTCQX Market on a “when-issued” basis after they have been authorized but not yet formally issued, which is often initiated by the OTC Markets prior to the record date relating to the issuance of such shares. Any “when-issued” transactions in New BBX Capital’s common stock will be settled after the shares of New BBX Capital’s common stock have been issued to Parent’s shareholders. It is expected that “when-issued” trading in New BBX Capital’s Class A Common Stock and Class B Common Stock will end and “regular way” trading will begin on the first trading day following the distribution date. “Regular way” trading refers to trading after a security has been issued.

We cannot predict the trading prices for New BBX Capital’s common stock when trading begins. Those prices will be determined by the marketplace. Prices at which trading in New BBX Capital’s common stock occurs may fluctuate significantly. Trading prices for New BBX Capital’s common stock may be influenced by many factors, including New BBX Capital’s operating results, investor perception of New BBX Capital, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to a company’s operating performance. These are just some of the factors that may adversely affect the market price of New BBX Capital’s common stock. See “Risk Factors” for further discussion of risks which may impact New BBX Capital and the trading price of its common stock.

Shares of New BBX Capital’s common stock received by Parent shareholders in connection with the spin-off will be freely transferable, except for shares received by persons who may be deemed to be New BBX Capital’s affiliates under the Securities Act. Shareholders of Parent that receive shares of New BBX Capital’s common stock in the spin-off and are deemed affiliates of New BBX Capital will be permitted to sell their shares of New BBX Capital’s common stock only pursuant to an effective registration statement under the Securities Act or in accordance with Rule 144 of the Securities Act or another exemption from the registration requirements of the Securities Act.

Trading of Parent’s Common Stock Between the Record Date and the Distribution Date

Parent’s Class A Common Stock is listed on the NYSE. It is anticipated that, beginning on the record date and continuing until the time of the distribution, there will be two markets in shares of Parent’s Class A Common Stock on the NYSE: a “regular-way” market and an “ex-distribution” market. Shares of Parent’s Class A Common Stock that trade on the “regular-way” market will trade with an entitlement to the shares of New BBX Capital’s Class A Common Stock to be distributed in the spin-off in respect thereof. Shares of Parent’s Class A Common Stock that trade on the “ex-distribution” market will trade without an entitlement to shares of New BBX Capital’s Class A Common Stock. Therefore, if a shareholder sells shares of Parent’s Class A Common Stock in the “regular-way” market on or prior to the time of the distribution, such shareholder will also be selling the right to receive the shares of New BBX Capital’s Class A Common Stock that such shareholder would have otherwise received in the spin-off in respect of the shares of Parent’s Class A Common Stock being sold. If a shareholder owns shares of Parent’s Class A Common Stock on the record date and sells those shares on the “ex-distribution” market on or prior to the time of the distribution, such shareholder will continue to be entitled to receive the shares of New BBX Capital’s Class A Common Stock which are distributed in the spin-off in respect of the shares of Parent’s Class A Common Stock being sold.

Parent’s Class B Common Stock is quoted on the OTCQX market. While there is no assurance as to the ex-distribution date that FINRA will ultimately set with respect to New BBX Capital’s Class B Common Stock, it is anticipated that, pursuant to Rule 11140 promulgated by FINRA, FINRA will set an “ex-distribution date” for New BBX Capital’s Class B Common Stock as the first business day following the distribution date. Assuming that FINRA sets an ex-distribution date for New BBX Capital’s Class B Common Stock as the first business day following the distribution date, then shareholders who hold shares of Parent’s Class B Common Stock on the record date and sell the shares on or prior to the distribution date will also be selling the right to receive the shares of New BBX Capital’s Class B Common Stock that such shareholder would have otherwise received in the spin-off in respect of the shares of Parent’s Class B Common Stock being sold.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. federal income tax consequences of the spin-off to “U.S. holders” and “Non-U.S. holders” (in each case, as defined below). It addresses U.S. holders or Non-U.S. holders that will receive New BBX Capital’s common stock in the distribution. This summary deals only with U.S. holders or Non-U.S. holders that use the U.S. dollar as their functional currency and hold their Parent common stock as a capital asset. This summary does not address tax considerations applicable to investors subject to special rules, such as persons owning (either actually or constructively) 10% or more of Parent or New BBX Capital’s stock, certain financial institutions, dealers or traders, insurance companies, tax exempt entities, persons holding their shares as part of a hedge, straddle, conversion, constructive sale or other integrated transaction. It also does not address any U.S. state and local tax or non-U.S. tax considerations.

As used here, “U.S. holder” means a beneficial owner of Parent or New BBX Capital’s common stock (as applicable) that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source. For purposes of this discussion, a “Non-U.S. holder” is a beneficial owner of Parent or New BBX Capital’s common stock (as applicable) that is, for U.S. federal income tax purposes, an individual, a corporation, a trust or an estate that is not a U.S. holder.

The tax consequences to a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) receiving New BBX Capital common stock in the spin-off generally will depend on the status of the partnership and the activities of its partners. Partnerships holding Parent common stock should consult their own tax advisors about the U.S. federal income tax consequences to their partners from receiving New BBX Capital common stock in the spin-off.

Tax Classification of the Spin-off in General

The spin-off will not qualify for tax-free treatment under Section 355 of the Code and, accordingly, shareholders of Parent will be treated as having received a distribution of property that does not qualify for tax-free treatment in connection with their receipt of shares of New BBX Capital’s common stock in connection with the spin-off. The amount of that distribution will be equal to the fair market value of the New BBX Capital common stock received. We believe that a reasonable approach to determine the fair market value of the shares of New BBX Capital’s Class A Common Stock or Class B Common Stock received would be to use the volume-weighted average price of New BBX Capital’s common stock on the first full trading day following the distribution. We believe this is a reasonable approach because the rights of New BBX Capital’s Class A Common Stock and Class B Common Stock (other than voting rights, as described above) are substantially the same and New BBX Capital’s Class B Common Stock will be convertible into shares of New BBX Capital’s Class A Common Stock on a share-for-share basis in the holder’s discretion, however there is expected to be significantly less trading volume in the shares of New BBX Capital’s Class B Common Stock as compared to New BBX Capital’s Class A Common Stock.

To the extent, if any, that New BBX Capital’s market value at the time of the distribution is greater than Parent’s tax basis in New BBX Capital, New BBX Capital will indemnify Parent for tax on gain taken into account as a result of the distribution of New BBX Capital’s common stock, determined as if no net operating losses or other tax attributes were available to shelter that gain and computed at an assumed tax rate of 25%. If

Parent recognizes gain on the distribution, so that New BBX Capital has an indemnity obligation, Parent and New BBX Capital expect to make an election for U.S. federal income tax purposes that would enable New BBX Capital to increase the basis of its assets to New BBX Capital’s market value at the time of the distribution, thereby increasing the amount of amortization or depreciation deductions allowable to New BBX Capital after the distribution of New BBX Capital’s common stock. To the extent, however, that New BBX Capital’s market value at the time of the distribution is less than Parent’s tax basis in New BBX Capital, Parent will not recognize any loss, but Parent and New BBX Capital expect to make an election that is intended to prevent a reduction to fair market value of New BBX Capital’s tax basis in its assets (or in the assets of partnerships in which it holds an interest) in order to preserve New BBX Capital’s ability to claim the amortization or depreciation deductions that would have been available if the separation had not occurred. There can be no assurance, however, that such a basis reduction will not be required.

U.S. Holders

The distribution of New BBX Capital common stock should be treated as ordinary dividend income to the extent considered paid out of Parent’s current year or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of both current year and accumulated earnings and profits will be treated as a non-taxable return of capital, which reduces basis, to the extent of the holder’s basis in Parent’s common stock and thereafter as capital gain. To the extent that any such amount is treated as a dividend, corporate U.S. holders should generally be eligible for the dividends received deduction and non-corporate U.S. holders should generally qualify for reduced rates applicable to qualified dividend income, assuming, in each case, that a minimum holding period and certain other generally applicable requirements are satisfied. U.S. holders will take a tax basis in their New BBX Capital common stock equal to its fair market value on the date of receipt.

Parent will not be able to determine the amount of the distribution (if any) that will be treated as a dividend until after the close of the taxable year of the spin-off, because its current year earnings and profits will be calculated based on its income for the entire taxable year in which the distribution occurs. In addition to Parent’s operating results for that year, which will not include the earnings and expenses of the business conducted by New BBX Capital after the separation, other factors that are not knowable at this time will affect Parent’s earnings and profits for the taxable year of the spin-off. Those factors include the extent, if any, to which the value of New BBX Capital at the time of the spin-off exceeds Parent’s tax basis in New BBX Capital, resulting in recognition of a gain that will increase Parent’s earnings and profits. Parent currently intends to cause shareholders to be provided with a determination of the portion of the distribution constituting a taxable dividend as soon as practicable after its earnings and profits for the taxable year in which the distribution occurs are calculated. The information will be based on Parent’s estimates and information available at the time that such determination is provided to shareholders, and there is no assurance that the forms provided and returns filed will not need to be amended based on changes in Parent’s estimates or subsequent events or information. Further, this information may not be available until after U.S. holders file their income tax returns for that taxable year. Accordingly, such U.S. holders may need to file amended tax returns to reflect the amount of the taxable dividend as finally determined.

To the extent that the distribution of New BBX Capital common stock constitutes an “extraordinary dividend” with respect to a particular U.S. holder, special rules may apply. In general, a dividend constitutes an “extraordinary dividend” if the amount of the dividend exceeds 10% of that U.S. holder’s tax basis in its stock. For purposes of this calculation, only the portion of a distribution treated as a dividend, rather than the full amount of the distribution, is taken into account. If the portion (if any) of the distribution treated as a dividend constitutes an extraordinary dividend to a corporate U.S. holder that both (i) claimed a dividends-received deduction with respect to the distribution and (ii) held its Parent common stock for two years or less, such U.S. holder will reduce its tax basis in its Parent common stock (but not below zero) by an amount determined by reference to the dividends-received deduction claimed. If any corporate U.S. holder’s basis would be reduced below zero as a result of these rules, any excess would be treated as capital gain. In addition, if the portion (if any) of the distribution treated as a dividend qualifies as an extraordinary dividend to a non-corporate U.S. holder who had claimed a reduced rate for qualified dividend income on the distribution, such non-corporate U.S. holder may be required to treat a portion of any loss on a subsequent sale of its Parent common stock as long-term capital loss, regardless of its actual holding period.

U.S. holders should consult with their tax advisors regarding the possible applicability and effects of the extraordinary dividend provisions, including the possible availability of an election to substitute the fair market value of the Parent common stock for its tax basis for purposes of determining if the portion (if any) of the distribution treated as a dividend constitutes an extraordinary dividend. Such election will generally be available if the fair market value of the Parent common stock as of the day before the ex-dividend date is established to the satisfaction of the Secretary of the Treasury.

Dividends and capital gains earned by non-corporate U.S. holders may be subject to the 3.8% Medicare tax on net investment income.

Non-U.S. Holders

For Non-U.S. holders, the characterization of the distribution for U.S. federal income tax purposes as a dividend, a return of capital or a capital gain will be determined in the manner described above under “U.S. holders.”

In the case of a Non-U.S. holder, the portion (if any) of the distribution treated as a dividend for U.S. federal income tax purposes will generally be subject to U.S. federal gross-basis income tax at a rate of 30%, or a lower rate specified in an applicable income tax treaty. This tax is generally collected by way of withholding. Because the amount of the distribution (if any) constituting a dividend for U.S. federal income tax purposes will not be known at the time of the distribution, for purposes of determining required withholding, Parent or its withholding agent is generally required by U.S. Internal Revenue Service (“IRS”) regulations to treat the entire amount of the distribution as a dividend, and withhold tax from that amount, unless it elects instead to withhold based on a reasonable estimate of Parent’s earnings and profits. Thus, Parent or another withholding agent will withhold some portion of the New BBX Capital common stock otherwise distributable to a Non-U.S. holder to satisfy its obligation to withhold tax, except to the extent it estimates that the amount of the distribution will exceed its earnings and profits. To the extent it is required to withhold tax, Parent or its withholding agent may sell the portion of New BBX Capital common stock otherwise distributable to Non-U.S. holders needed to pay that tax, together with associated expenses. Non-U.S. holders would generally be eligible to obtain a refund of any excess amounts withheld (which would be the entire amount withheld to pay tax if Parent determines, after the end of the taxable year of the spin-off that it had no earnings and profits) by filing an appropriate claim for refund with the IRS. To receive the benefit of a reduced treaty rate, a Non-U.S. holder must furnish to Parent or its paying agent a valid IRS Form W-8BEN, W-8BEN-E or other applicable form certifying such holder’s qualification for the reduced rate. This certification must be provided to Parent or its paying agent prior to the distribution of New BBX Capital common stock.

Dividends that are treated as “effectively connected” with a U.S. trade or business conducted by a Non-U.S. holder (and, if an applicable income tax treaty so provides, are also attributable to a U.S. permanent establishment of such Non-U.S. holder) are not subject to the withholding tax, provided the Non-U.S. holder satisfies certain certification and disclosure requirements. Instead, such dividends, net of specified deductions and credits, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any such effectively connected dividends received by a Non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

In addition, any capital gains recognized (including capital gains arising from the amount of the distribution exceeding current and accumulated earnings and profits as well as basis in such Non-U.S. holder’s Parent common stock) may be subject to U.S. net income tax (and in respect of corporate non-U.S. holders, branch profits tax) if the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base of the Non-U.S. holder within the United States). Additionally, a Non-U.S. holder that is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements will be subject to a flat 30% tax on the amount of capital gains together with certain other U.S. source capital gains realized during such year, to the extent that they exceed certain U.S. source capital losses realized during such year.

Tax Considerations to U.S. Holders in Respect of Ownership and Disposition of New BBX Capital Common Stock

Dividends

Any dividends paid by New BBX Capital out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income. Corporate U.S. holders should generally be eligible for the dividends-received deduction and non-corporate U.S. holders should generally qualify for reduced rates applicable to qualified dividend income, assuming, in each case, that a minimum holding period and certain other generally applicable requirements are satisfied. Dividends in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in New BBX Capital’s common stock and thereafter as capital gain. U.S. holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any dividend received from New BBX Capital. Dividends received by a non-corporate U.S. holder may be subject to a 3.8% Medicare tax on net investment income.

Sales or Other Dispositions of New BBX Capital Common Stock

A U.S. holder will recognize capital gain or loss on the sale or other disposition of New BBX Capital common stock in an amount equal to the difference between the U.S. holder’s adjusted tax basis in its New BBX Capital common stock and the amount realized from the disposition. Any gain or loss on a sale or other disposition of New BBX Capital common stock generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the holder has held our common stock for more than one year. Deductions for capital losses are subject to limitations. Any gain recognized by a non-corporate U.S. holder may be subject to a 3.8% Medicare tax on net investment income.

Tax Considerations to Non-U.S. Holders in Respect of Ownership and Disposition of New BBX Capital Common Stock

Dividends

Any dividends paid on New BBX Capital common stock that are characterized as dividends paid to a Non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a Non-U.S. holder must furnish to New BBX Capital or its paying agent a valid IRS Form W-8 (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to New BBX Capital or its paying agent prior to the payment of dividends and must be updated periodically. If a Non-U.S. holder who qualifies for a reduced treaty rate but does not timely provide New BBX Capital or the payment agent with the required certification, such Non-U.S. holder may be entitled to a credit against their U.S. federal income tax liability or a refund of the tax withheld, which the Non-U.S. holder may claim by filing the appropriate claim for refund with the IRS.

Dividends that are treated as “effectively connected” with a trade or business conducted by a Non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a U.S. permanent establishment of such Non-U.S. holder) are not subject to the withholding tax, provided the Non-U.S.

holder satisfies certain certification and disclosure requirements. Instead, such dividends, net of specified deductions and credits, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. To the extent a dividend is effectively connected with a U.S. trade or business, non-corporate Non-U.S. holders may be eligible for taxation at reduced U.S. federal tax rates applicable to qualified dividend income. Any such effectively connected dividends received by a Non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

Sales or Other Dispositions of New BBX Capital Common Stock

Subject to the discussions under “Information Reporting and Backup Withholding” and “FATCA,” below, a Non-U.S. holder will generally not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale or other disposition of New BBX Capital common stock. Gain on sale of New BBX Capital common stock may be subject to U.S. net income tax (and in respect of corporate non-U.S. holders, branch profits tax) if the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base of the Non-U.S. holder within the United States). Additionally, a Non-U.S. holder that is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements will be subject to a flat 30% tax on the amount of gain derived from the sale that, together with certain other U.S. source capital gains realized during such year, to the extent that they exceed certain U.S. source capital losses realized during such year.

FATCA

Sections 1471-1474 of the Code (commonly known as “FATCA”) impose a 30% withholding tax on certain types of payments (including dividends by Parent and New BBX Capital) made to “foreign financial institutions” and certain other non-U.S. entities unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If any payee, whether or not it is a beneficial owner or an intermediary with respect to a payment, is a foreign financial institution that is not subject to special treatment under certain intergovernmental agreements, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertakes to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting or other requirements. Withholding under this legislation on withholdable payments to foreign financial institutions and certain non-financial foreign entities also apply with respect to the gross proceeds of a disposition of New BBX Capital common stock (which will include sales, redemptions and returns on capital). Failure by a Non-U.S. holder (or any non-U.S. intermediary through which it will hold its stock) that is subject to FATCA to comply with its certification and reporting requirements, or properly document its status as a person not subject to FATCA withholding, could result in withholding at a rate of 30% on withholdable payments made to the Non-U.S. holder. Non-U.S. holders or U.S. holders owning Parent or New BBX Capital common stock through a non-U.S. intermediary should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends, sales proceeds or other amounts paid to U.S. holders and Non-U.S. holders, unless an exemption applies. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. A U.S. holder or Non-U.S. holder can claim a credit against its U.S. federal income tax liability for the amount of any backup withholding tax and a refund of any excess, provided that all required information is timely provided to the IRS. U.S. holders and Non-U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR SHAREHOLDER. EACH SHAREHOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF THE SPIN-OFF IN LIGHT OF THE SHARHOLDER’S OWN CIRCUMSTANCES.

Holders

Currently, New BBX Capital is a wholly-owned subsidiary of Parent and as such it only has one shareholder, Parent. Upon completion of the spin-off, it is anticipated that New BBX Capital will have 111 record holders of 15,624,091 outstanding shares of New BBX Capital’s Class A Common Stock and 51 record holders of 3,693,596 outstanding shares of New BBX Capital’s Class B Common Stock. The outstanding share amounts set forth above is based on the number of shares of Parent’s Class A Common Stock and Class B Common Stock expected to be outstanding on the record date and, as previously described, reflects the one-for-five reverse split of Parent’s Class A Common Stock and Class B Common Stock effected on July 22, 2020.

Reason for Furnishing this Information Statement

We are furnishing this information statement to you, as a shareholder of Parent entitled to receive shares of New BBX Capital’s common stock in the spin-off, for the sole purpose of providing you with information about the spin-off and New BBX Capital. This information statement is not, and you should not consider it, an inducement or encouragement to buy, hold or sell any securities of Parent or New BBX Capital. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Parent nor New BBX Capital undertakes any obligation to update the information except as may be required by law.

DIVIDEND POLICY

Following the spin-off, dividends by New BBX Capital will be at the discretion of New BBX Capital’s Board of Directors based on New BBX Capital’s financial condition, results of operations and capital requirements, and considerations that New BBX Capital’s Board of Directors considers relevant. In addition, the terms of agreements governing New BBX Capital’s indebtedness, whether existing at the time of the spin-off or subsequently entered into, may limit or prohibit dividend payments. It is currently expected that, for the foreseeable future following the spin-off, New BBX Capital will retain any earnings for use in the operation of its business. Accordingly, New BBX Capital does not anticipate paying any cash dividends on its common stock for the foreseeable future.

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization as of June 30, 2020 on a historical basis and on a pro forma basis to give effect to the spin-off and the related transactions and events described in this information statement as if the spin-off and such related transactions and events had occurred on June 30, 2020. We are providing the following capitalization table for informational purposes only. You should not construe it as indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below also may not reflect the capitalization or financial condition that would have resulted had New BBX Capital been operated as a separate company apart from Parent’s organization at that date or New BBX Capital’s future capitalization or financial condition. You should read the table below in conjunction with the financial and other information included in the sections of this information statement entitled “Unaudited Pro Forma Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with New BBX Capital’s historical financial statements and accompanying notes included elsewhere in this information statement.

	June 30, 2020
	Actual	Pro Forma
(dollars in thousands)
Cash
Cash and cash equivalents	$96,537	96,537

Capitalization:

Debt Outstanding
Notes payable and lines of credit	41,614	41,614

Redeemable noncontrolling interest	1,759	1,759

Equity
Preferred stock of $0.01 par value: authorized 10,000,000 shares
Class A Common Stock of $0.01 par value; authorized 30,000,000 shares: none issued and outstanding, 15,624,091 pro forma	—	156
Class B Common Stock of $0.01 par value; authorized 4,000,000 shares: none issued and outstanding, 3,693,596 pro forma	—	37
Additional paid-in-capital	—	317,739	(A)
Parent’s net investment	242,932	—
Accumulated other comprehensive income	1,203	1,203

Parent equity/total stockholders’ equity	244,135	319,135
Noncontrolling interests	278	278

Total Equity	244,413	319,413

Total Capitalization	$287,786	362,786

(A)	In connection with the spin-off, Parent will enter into a $75 million promissory note in favor of New BBX Capital.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table presents selected historical financial data for the periods indicated below. New BBX Capital derived the selected historical statement of operations data for the six months ended June 30, 2020 and 2019 and the balance sheet data as of June 30, 2020 from its unaudited combined carve-out financial statements included elsewhere in this information statement. New BBX Capital derived the selected historical statement of financial condition data as of December 31, 2017 from its unaudited statement of financial condition that is not included in this information statement. New BBX Capital derived the selected historical financial data as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, from its audited combined carve-out financial statements included elsewhere in this information statement. In management’s opinion, the unaudited combined carve-out financial statements have been prepared on the same basis as the audited combined carve-out financial statements and include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair presentation of the information for the periods presented.

The historical statements of operations reflect allocations of general corporate expenses from Parent, including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management and other shared services. These expenses have been allocated to New BBX Capital on the basis of direct usage when identifiable, while the remainder of the expenses, including costs related to executive compensation, were allocated primarily on a pro-rata basis of combined revenues and equity in earnings of unconsolidated joint ventures of Parent and its subsidiaries. Management considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, New BBX Capital. The allocations may not, however, reflect the expenses New BBX Capital would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if New BBX Capital had been a stand-alone public company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. The financial statements included in this information statement may not necessarily reflect New BBX Capital’s financial position, results of operations and cash flows as if New BBX Capital had operated as a stand-alone public company during all periods presented. Accordingly, New BBX Capital’s historical results may not be a reliable indicator of its future performance or financial condition. In addition, the financial data as of and for the six months ended June 30, 2020 and 2019 are not necessarily indicative of the results that may be obtained for the full year or any other future period.

In presenting the financial data in conformity with GAAP, New BBX Capital is required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” included elsewhere in this information statement for a detailed discussion of the accounting policies that management believes require subjective and complex judgments that could potentially affect reported results.

You should read the selected historical financial data in conjunction with New BBX Capital’s audited combined carve-out financial statements and unaudited combined carve-out financial statements included elsewhere in this information statement and the financial and other information contained in the sections of this information statement entitled “Unaudited Pro Forma Financial Statements,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2020	2019	2019	2018	2017
	(in thousands)
Statements of Operations Data:
Total revenues	$74,785	105,136	203,724	208,565	152,036
Total cost and expenses	119,896	107,000	213,227	226,126	178,068
Equity in earnings of unconsolidated real estate joint ventures	696	8,742	37,898	14,194	12,541
Other income	111	554	665	277	220
Foreign exchange gain (loss)	272	(24)	(75)	68	(193)

(Loss) income before income taxes	(44,032)	7,408	28,985	(3,022)	(13,464)
Benefit (provision) for income taxes (1)	9,214	(2,148)	(8,334)	(2,865)	(1,306)

Net (loss) income from continuing operations	(34,818)	5,260	20,651	(5,887)	(14,770)
Discontinued operations	(74)	(3,523)	(7,138)	(3,580)	(1,339)

Net (loss) income	(34,892)	1,737	13,513	(9,467)	(16,109)
Less: Net loss attributable to noncontrolling interests	4,312	68	224	266	20

Net (loss) income attributable to Parent	$(30,580)	1,805	13,737	(9,201)	(16,089)

	As of June 30,	As of December 31,
	2020	2019	2018	2017
	(in thousands)
Statements of Financial Condition Data:
Total assets (2)	$416,797	361,507	309,952	315,170
Borrowings (3)	41,614	42,736	37,496	43,920
Parent’s equity	242,932	179,681	235,415	237,259
Accumulated other comprehensive income	1,203	1,554	1,216	1,785
Noncontrolling interests	278	1,001	899	(238)
Total equity (2)	244,413	182,236	237,530	238,806

(1)

The provision for income taxes for the year ended December 31, 2017 was the result of the reduction in New BBX Capital’s net deferred income tax asset associated with the enactment of the Tax Cuts and Jobs Act which permanently lowered the corporate income tax rate from 35% to 21%. The provision for income taxes for the year ended December 31, 2018 was the result of nondeductible executive compensation.

(2)

Total assets as of June 30, 2020 and December 31, 2019 includes $79.9 million and $87.1 million of operating lease assets, while total assets in the prior periods presented do not include operating lease assets. Total equity as of December 31, 2019 includes a cumulative effect adjustment of $2.2 million, net of income taxes, associated with a right-of-use asset impairment loss recognized upon the adoption of the new lease accounting standard on January 1, 2019. Based on the transition guidance elected by New BBX Capital upon the adoption of the new lease accounting standard, comparable prior periods are reported in accordance with Topic 840, which did not require the recognition of right-of-use assets and lease liabilities related to operating leases. See Note 2—Summary of Significant Accounting Policies to New BBX Capital’s audited combined carve-out financial statements included elsewhere in this information statement.

(3)	Borrowings consist of community development bonds, revolving credit facilities and term loans.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements set forth below have been derived from New BBX Capital’s historical annual and interim financial statements, including its unaudited statement of financial condition as of June 30, 2020, its unaudited statement of operations for the six months ended June 30, 2020, and its audited statement of operations for the year ended December 31, 2019, which are included elsewhere in this information statement. New BBX Capital’s historical financial statements include allocations of certain expenses from Parent, including expenses for costs related to functions such as treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, shared information technology systems, corporate governance activities, executive services and centrally managed employee benefit arrangements.

The unaudited pro forma combined financial statements give effect to the following transaction accounting adjustments:

•	the $75 million promissory note expected to be made by Parent in favor of New BBX Capital in connection with the spin-off; and

•

New BBX Capital’s anticipated post-distribution capital structure, including the issuance of approximately 15,624,091 shares of New BBX Capital’s Class A Common Stock to holders of Parent’s Class A Common Stock and approximately 3,693,596 shares of New BBX Capital’s Class B Common Stock to holders of Parent’s Class B Common Stock (in each case, based upon the number of outstanding shares of Parent’s Class A Common Stock or Class B Common Stock, as applicable, on June 30, 2020, the one-for-five reverse split of Parent’s Class A Common Stock and Class B Common Stock effected on July 22, 2020, the expected acceleration of the vesting of restricted stock awards of Parent’s Class A Common Stock and Class B Common Stock previously granted to Parent’s executives, and a distribution ratio of one share of New BBX Capital’s Class A Common Stock for each share of Parent’s Class A Common Stock and one share of New BBX Capital’s Class B Common Stock for each share of Parent’s Class B Common Stock).

The unaudited pro forma statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 give effect to the spin-off and the related transactions described above as if they had occurred on January 1, 2019. The unaudited pro forma balance sheet as of June 30, 2020 gives effect to the spin-off and the related transactions described above as if they had occurred on such date.

In management’s opinion, the unaudited pro forma combined financial statements reflect adjustments necessary to present fairly New BBX Capital’s pro forma results and financial position as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to New BBX Capital’s separation from Parent, and reflect changes necessary to reflect New BBX Capital’s financial condition and results of operations as if New BBX Capital was a stand-alone entity.

The unaudited pro forma combined financial statements are for illustrative and informational purposes only and are not intended to represent what New BBX Capital’s results of operations or financial position would have been had the spin-off and related transactions occurred on the dates assumed. The unaudited pro forma combined financial statements also should not be considered indicative of New BBX Capital’s future results of operations or financial position as a separate, publicly-traded company.

Parent currently provides many corporate functions on New BBX Capital’s behalf, including those described above, and New BBX Capital’s historical financial statements include allocations of these expenses from Parent. We believe that these allocations are representative of costs that New BBX Capital would have incurred as a separate stand-alone publicly-traded company. However, future costs that New BBX Capital may incur as a stand-alone publicly-traded company are uncertain and may be higher or lower than the historical allocations in the unaudited pro forma combined financial statements.

Costs related to the spin-off prior to its completion have been and will be borne by Parent. These costs include, but are not limited to, the recognition in contemplation of the spin-off of compensation expense related to the acceleration of the vesting of restricted stock awards previously granted to Parent’s executives (for which unrecognized compensation expenses were $19.8 million as of June 30, 2020) and the cost of the expected cash payout to settle Parent’s long-term incentive program for 2020 (which was historically paid primarily in stock awards) (each subject to approval of the Compensation Committee of Parent’s Board of Directors). Accordingly, these costs were not allocated to New BBX Capital or otherwise reflected in New BBX Capital’s financial statements, including New BBX Capital’s historical and pro forma statements of operations contained herein.

The unaudited pro forma combined financial statements should be read in conjunction with New BBX Capital’s historical financial statements and accompanying notes included elsewhere in this information statement and the financial and other information contained in the section of this information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

NEW BBX CAPITAL

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(In thousands, except per share data)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments			Pro Forma
Revenues:
Trade sales	$63,936	—		—			63,936
Sales of real estate inventory	9,278	—		—			9,278
Interest income	199	2,250	(B)	—			2,449
Net losses on sales of real estate assets	(34)	—		—			(34)
Other revenue	1,406	—		—			1,406

Total revenues	74,785	2,250		—			77,035

Costs and Expenses:
Cost of trade sales	52,173	—		—			52,173
Cost of real estate inventory sold	6,106	—		—			6,106
Interest expense	—	—		—			—
Recoveries from loan losses, net	(5,037)	—		—			(5,037)
Impairment losses	30,740	—		—			30,740
Selling, general and administrative expenses	35,914	—		—			35,914

Total costs and expenses	119,896	—		—			119,896

Operating profits (losses)	(45,111)	2,250		—			(42,861)

Equity in net earnings of unconsolidated real estate joint ventures	696	—		—			696
Other income	111	—		—			111
Foreign exchange gain	272	—		—			272

Loss from continuing operations before income taxes	(44,032)	2,250		—			(41,782)
Benefit (provision) for income taxes	9,214	(471	) (C)	—			8,743

Net Loss from continuing operations	(34,818)	1,779		—			(33,039)
Less: Net loss attributable to noncontrolling interests	4,312	—		—			4,312

Net Loss from continuing operations attributable to parent/shareholders	$(30,506)	1,779		—			(28,727)

Earnings per common share
Basic					(D	)	(1.49)
Diluted					(D	)	(1.49)

Weighted-average common shares outstanding
Basic					(E	)	19,261
Diluted					(E	)	19,261

See accompanying notes to unaudited pro forma combined financial statements

NEW BBX CAPITAL

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands, except per share data)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments			Pro Forma
Revenues:
Trade sales	$180,319	—		—			180,319
Sales of real estate inventory	5,049	—		—			5,049
Interest income	811	4,500	(B)	—			5,311
Net gains on sales of real estate assets	13,616	—		—			13,616
Other revenue	3,929	—		—			3,929

Total revenues	203,724	4,500		—			208,224

Costs and Expenses:
Cost of trade sales	125,735	—		—			125,735
Cost of real estate inventory sold	2,643	—		—			2,643
Interest expense	433	—		—			433
Recoveries from loan losses, net	(5,428)	—		—			(5,428)
Impairment losses	189	—		—			189
Selling, general and administrative expenses	89,655	—		—			89,655

Total costs and expenses	213,227	—		—			213,227

Operating profits (losses)	(9,503)	4,500		—			(5,003)

Equity in net earnings of unconsolidated real estate joint ventures	37,898	—		—			37,898
Other income	665	—		—			665
Foreign exchange loss	(75)	—		—			(75)

Income from continuing operations before income taxes	28,985	4,500		—			33,485
(Provision) for income taxes	(8,334)	(1,104	) (C)	—			(9,438)

Net income from continuing operations	20,651	3,396		—			24,047
Less: net loss attributable to noncontrolling interests	224	—		—			224

Net income from continuing operations attributable to parent/shareholders	$20,875	3,396		—			24,271

Earnings per common share
Basic					(D	)	1.26
Diluted					(D	)	1.26

Weighted-average common shares outstanding
Basic					(E	)	19,276
Diluted					(E	)	19,276

See accompanying notes to unaudited pro forma combined financial statements

NEW BBX CAPITAL

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2020

(In thousands)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments	Pro Forma
ASSETS
Cash and cash equivalents	$96,537	—		—	96,537
Restricted cash	529	—		—	529
Trade accounts receivable, net	15,157	—		—	15,157
Trade inventory	20,501	—		—	20,501
Real estate	63,897	—		—	63,897
Investments in unconsolidated real estate joint ventures	63,775	—		—	63,775
Property and equipment, net	28,990	—		—	28,990
Goodwill	14,864	—		—	14,864
Intangible assets, net	6,392	—		—	6,392
Operating lease assets	79,853	—		—	79,853
Note receivable from parent	—	75,000	(A)	—	75,000
Due from Parent	683	—		—	683
Other assets	15,614	—		—	15,614
Deferred tax asset, net	9,944	—		—	9,944
Discontinued operations total assets	61	—		—	61

Total assets	$416,797	75,000		—	491,797

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	11,814	—		—	11,814
Accrued expenses	14,440	—		—	14,440
Other liabilities	6,597	—		—	6,597
Operating lease liabilities	96,119	—		—	96,119
Notes payable and other borrowings	41,614	—		—	41,614
Discontinued operations total liabilities	41	—		—	41

Total liabilities	170,625	—		—	170,625

Redeemable noncontrolling interest	1,759	—		—	1,759
Equity:
Parent’s equity	242,932	75,000	(A)	—	317,932
Accumulated other comprehensive income	1,203	—		—	1,203
Noncontrolling interests	278	—		—	278

Total equity	244,413	75,000		—	319,413

Total liabilities and equity	$416,797	75,000		—	491,797

See accompanying notes to unaudited pro forma combined financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

A.	Pursuant to the Separation and Distribution Agreement between Parent and New BBX Capital, Parent will enter into a $75 million promissory note in favor of New BBX Capital.

B.	Adjustment represents interest income from Parent’s $75 million promissory note that bears interest at 6.0% per annum.

C.	Represents the provision for income taxes based on the estimated effective income tax rate of 20.9% for the six months ended June 30, 2020 and 24.5% for the year ended December 31, 2019.

D.

Pro forma basic and diluted earnings (loss) per share were calculated based on income (loss) from continuing operations attributable to shareholders divided by the weighted average pro forma basic common shares and diluted common shares, respectively, outstanding for the period.

E.

Pro forma weighted average basic and diluted common shares outstanding for the six months ended June 30, 2020 and the year ended December 31, 2019 reflect Parent’s historical basic weighted average shares outstanding for the respective periods adjusted for the 1 for 5 reverse stock split effected by Parent and the accelerated vesting of outstanding restricted stock awards as of January 1, 2019 (or when the restricted stock awards were granted if the grant date for the applicable award was subsequent to January 1, 2019).

BUSINESS

You should read the following business description in conjunction with New BBX Capital’s audited and unaudited combined carve-out financial statements and related notes appearing elsewhere in this information statement.

Company Overview

New BBX Capital is a Florida-based diversified holding company. Prior to the spin-off, New BBX Capital will be converted into a Florida corporation. New BBX Capital’s principal holdings include (i) BBX Capital Real Estate, which is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, owns a 50% equity interest in The Altman Companies, a developer and manager of multifamily apartment communities, and manages the legacy assets retained in connection with Parent’s sale of BankAtlantic in 2012, including a portfolio of loans receivable, real estate properties and judgments, (ii) BBX Sweet Holdings, which is engaged in the ownership and management of companies in the confectionery industry, including IT’SUGAR, a retailer of special candy products, including bulk candy, candy in giant packaging and novelty items, and (iii) Renin, which is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products.

The Company’s goal is to build long-term shareholder value. Since many of the Company’s assets do not generate income on a regular or predictable basis, the Company’s objective is long-term growth as measured by increases in book value and intrinsic value over time. In addition, the Company’s goal is to streamline its investment verticals so that the Company can be more easily analyzed and followed by the marketplace.

The Company regularly reviews the performance of its investments and, based upon economic, market, and other relevant factors, considers transactions involving the sale or disposition of all or a portion of its assets, investments, or subsidiaries.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the impact of the COVID-19 pandemic on the operations and results of our businesses and investments.

Our Businesses

BBX Capital Real Estate

BBX Capital Real Estate is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, including investments in multifamily rental apartment communities, single-family master-planned for sale communities, and commercial properties located primarily in Florida. In addition, it owns a 50% equity interest in The Altman Companies, a developer and manager of multifamily apartment communities, and manages the legacy assets acquired in connection with Parent’s sale of BankAtlantic in 2012, including a portfolio of loans receivable, real estate properties and judgments.

BBX Capital Real Estate’s strategy is focused on:

•	identifying and acquiring or developing real estate, including multifamily apartment and townhome communities, single-family master-planned communities, and commercial properties; and

•	identifying and investing in opportunistic real estate joint ventures with third party developers.

Although BBX Capital Real Estate has historically focused on the monetization of the legacy asset portfolio through the collection or sale of loans receivable and the development or sale of foreclosed real estate properties, it largely completed the monetization of the portfolio following the sale of several significant real estate properties during 2019. As a result, BBX Capital Real Estate is currently focused on leveraging The Altman Companies, as well as BBX Capital Real Estate’s relationships with third party developers, to identify new development opportunities with the goal of building a diversified portfolio of real estate investments that generate profits. In addition to the development and sale of multifamily apartment communities, these investment opportunities may also include the development of multifamily apartment communities that will be owned over a long-term hold period and the acquisition of existing multifamily apartment communities which can be renovated and re-leased pursuant to a “value add” strategy, as well as the pursuit of possible investment opportunities in additional geographic locations. Furthermore, while BBX Capital Real Estate’s investments in multifamily apartment communities sponsored by The Altman Companies primarily involve investing in the managing member in the joint ventures that are formed to invest in such projects, BBX Capital Real Estate has in the past and may in the future consider opportunistically making debt or equity investments in one or more of such projects in lieu of seeking funding from unaffiliated third parties.

Investments

BBX Capital Real Estate currently holds investments in a diverse portfolio of real estate developments, including multifamily rental apartment communities, single-family master-planned for sale communities, mixed-used properties, and other legacy assets. The following provides a description of certain of these investments.

Multifamily Apartment Developments—The Altman Companies

The Altman Companies

In November 2018, BBX Capital Real Estate acquired a 50% equity interest in The Altman Companies, a joint venture between BBX Capital Real Estate and Joel Altman engaged in the development, construction, and management of multifamily apartment communities, for cash consideration of $14.6 million, including $2.3 million in transaction costs. The Company accounts for this investment under the equity method of accounting. The Altman Companies is a fully integrated platform engaged in all aspects of the development process through its ownership of various operating companies that were previously owned and operated by Mr. Altman. These companies and their predecessors have operated since 1968 and have developed and managed more than 25,000 multifamily units throughout the United States, including communities in Florida, Michigan, Illinois, Tennessee, Georgia, Texas, and North Carolina. The Altman Companies currently operates through the following companies:

•

Altman Development Company (“ADC”)—The Altman Companies owns 100% of ADC, which performs site selection and other predevelopment activities (including project underwriting and design), identifies development financing (which is typically comprised of a combination of internal and external equity and institutional debt), provides oversight of the construction process, and arranges for the ultimate sale of the projects upon stabilization. ADC enters into a development agreement with each joint venture that is formed to invest in development projects originated by the platform and earns a development fee for its services.

•

Altman Management Company (“AMC”)—The Altman Companies owns 100% of AMC, which performs leasing and property management services for the multifamily apartment communities developed by the Altman Companies prior to the ultimate sale of such projects. In certain cases, AMC also provides such services to apartment communities owned by third parties and certain affiliated entities. AMC enters into a leasing and property management agreement with each joint venture that is formed to invest in projects originated by the platform and earns a management fee for its services.

•

Altman-Glenewenkel Construction (“AGC”)—The Altman Companies owns 60% of AGC, which performs general contractor services for the multifamily apartment communities developed by the Altman Companies. AGC enters into a general contractor agreement with each joint venture that is formed to invest in projects originated by the platform and earns a general contractor fee for its services.

In addition to the fees earned by these companies, BBX Capital Real Estate invests in the managing member of the joint ventures that are formed to invest in projects originated by the platform. Such equity interests are typically entitled to a preferred equity interest in the projects to the extent that the external equity investors in such ventures receive agreed-upon returns on their investments.

The Altman Companies has historically incurred operating costs in excess of the fees earned from the projects, and as a result, earnings generated by the platform generally arise as a result of the ability to invest as the managing member and receive promoted equity interests in the projects.

Pursuant to the operating agreement of The Altman Companies, BBX Capital Real Estate will acquire an additional 40% equity interest in The Altman Companies from Mr. Altman for a purchase price, subject to certain adjustments, of $9.4 million in January 2023, and Mr. Altman can also, at his option or in other predefined circumstances, require New BBX Capital to purchase his remaining 10% equity interest in The Altman Companies for $2.4 million. However, he will retain his membership interests, including his decision making rights, in the managing member of any development joint ventures that are originated prior to New BBX Capital’s acquisition of additional equity interests in The Altman Companies. In addition, in certain circumstances, BBX Capital Real Estate may acquire the 40% membership interests in AGC that are not owned by The Altman Companies for a purchase price based on prescribed formulas in the operating agreement of AGC.

In connection with its investment in the Altman Companies, BBX Capital Real Estate acquired interests in the managing member of seven multifamily apartment developments, including four developments in which BBX Capital Real Estate had previously invested as a non-managing member, for aggregate cash consideration of $8.8 million.

In addition, as of March 31, 2020, BBX Capital Real Estate and Mr. Altman have each contributed $3.75 million to ABBX Guaranty, LLC, a joint venture established to provide guarantees on the indebtedness and construction cost overruns of new real estate joint ventures formed by The Altman Companies.

The following provides a description of certain of BBX Capital Real Estate’s current investments in multifamily apartment communities sponsored by The Altman Companies.

Altis at Grand Central

In September 2017, BBX Capital Real Estate invested $1.9 million as one of a number of investors in a joint venture with Mr. Altman to develop Altis at Grand Central, a 314 unit multifamily apartment community in Tampa, Florida. In November 2018, BBX Capital Real Estate also acquired approximately 50% of Mr. Altman’s membership interest in the joint venture for $0.6 million. Construction commenced in 2017 and is expected to be substantially completed during 2020. The 314 apartment units were approximately 50% leased as of June 30, 2020.

Altis at Promenade

In December 2017, BBX Capital Real Estate invested $1.0 million as one of a number of investors in a joint venture with Mr. Altman to develop Altis at Promenade, a 338 unit multifamily apartment community in Tampa, Florida. In November 2018, BBX Capital Real Estate also acquired approximately 50% of Mr. Altman’s membership interest in the joint venture for $1.2 million. Construction commenced in 2018 and was substantially completed during 2019. The 338 apartment units were approximately 70% leased as of June 30, 2020.

Altis at Ludlam

During 2018, BBX Capital Real Estate invested $0.7 million with Mr. Altman and another investor in a joint venture to acquire land, obtain entitlements, and fund predevelopment costs for a potential multifamily apartment development in Miami, Florida. During 2019, BBX Capital Real Estate invested an additional $0.4 million in the joint venture to fund predevelopment costs. In June 2020, the joint venture obtained entitlements, closed on development financing, and commenced development of a 312 unit multifamily apartment community with 7,500 square feet of retail space. In connection with the closing, BBXRE received a $0.5 million distribution from the joint venture as a reimbursement of predevelopment costs and invested an additional $8.5 million in the joint venture as preferred equity.

Altis at Preserve (Suncoast)

During 2018, BBX Capital Real Estate invested $1.9 million with Mr. Altman in a joint venture to acquire land, obtain entitlements, and fund predevelopment costs for the development of Altis at Preserve (Suncoast), a 350 unit multifamily apartment community in Tampa, Florida. In 2019, the joint venture closed on its development financing and commenced construction, which is expected to be substantially completed in 2020. In connection with the closing, BBX Capital Real Estate and Mr. Altman retained membership interests in the managing member of the joint venture and received distributions of a portion of their previous capital contributions based on the final development financing structure.

Altis at Pembroke Gardens

In November 2018, BBX Capital Real Estate acquired approximately 50% of Mr. Altman’s membership interest in a joint venture invested in Altis at Pembroke Gardens for $1.3 million. Altis at Pembroke Gardens is a 280 unit multifamily apartment community in Pembroke Pines, Florida. Construction of the community was completed during 2017, and the 280 apartment units were approximately 88% leased as of June 30, 2020. The joint venture intends to seek to sell the project in 2021.

Altis at Boca Raton

In November 2018, BBX Capital Real Estate acquired approximately 50% of Mr. Altman’s membership interest in a joint venture invested in Altis at Boca Raton for $1.9 million. Altis at Boca Raton is a 398 unit multifamily apartment community in Boca Raton, Florida. Construction of the community was completed during 2017, and the 398 apartment units were approximately 88% leased as of June 30, 2020. The joint venture intends to seek to sell the project in 2021.

Altis at Little Havana

In June 2019, BBX Capital Real Estate invested $0.8 million in a joint venture sponsored by The Altman Companies to develop Altis at Little Havana, a 224 unit multifamily apartment community in Miami, Florida. Construction commenced in 2019 and is expected to be substantially completed in 2021.

Altis at Lake Willis (Vineland Point)

In August 2019, BBX Capital Real Estate invested $4.5 million in a joint venture sponsored by The Altman Companies to acquire land, obtain entitlements, and fund predevelopment costs for the development of a potential multifamily apartment community in Orlando, Florida. The joint venture is continuing to evaluate its plans for the project, including the potential development of the community in two phases.

Altis at Miramar East/West

In October 2019, BBX Capital Real Estate invested $2.5 million in a joint venture sponsored by The Altman Companies to develop Altis Miramar West, a 320 unit multifamily apartment community, and Altis Miramar East, a 330 unit multifamily apartment community, on two adjacent sites in Miramar, Florida. Construction commenced in 2019 and is expected to be substantially completed in 2021.

Rights to Joint Venture Distributions

The operating agreements governing Altman joint ventures generally provide that the holders of the non-managing membership interests are entitled to distributions based on their pro-rata share of the capital contributions to the ventures until such members receive their aggregate capital contributions plus a specified return on their capital. After such members receive their contributed capital and the specified returns, distributions are based on an agreed-upon allocation of the remaining cash flows available for distribution, with the holders of the managing membership interests receiving an increasing percentage of the distributions. As BBX Capital Real Estate’s investments in the above joint ventures include investments as both a non-managing member and a managing member, New BBX Capital’s economic interest in the expected distributions from such ventures in many cases is not the same as its pro-rata share of its contributed capital in such ventures.

Single Family Developments

Beacon Lake Master Planned Development

BBX Capital Real Estate has obtained entitlements to develop raw land in St. Johns County, Florida into 1,476 finished lots which will comprise the Beacon Lake Community. As part of the development, BBX Capital Real Estate is developing the land and common areas and selling the finished lots to third-party homebuilders who will construct single-family homes and townhomes that are planned to range from 1,800 square feet to 4,000 square feet and priced from the high $200,000’s to the $500,000’s.

In 2017, BBX Capital Real Estate commenced land development and entered into agreements with homebuilders for the 302 finished lots comprising Phase I of the project. During the years ended December 31, 2019 and 2018, BBX Capital Real Estate closed on the sale of all of the finished lots comprising Phase I to homebuilders (51 in 2019 and 251 in 2018).

BBX Capital Real Estate has also commenced land development of the lots comprising Phase II of the project, which is expected to include approximately 400 single-family homes and 196 townhomes, and an additional 79 lots for single-family homes as part of Phase III of the project. During the six months ended June 30, 2020, BBX Capital Real Estate closed on the sale of 71 single family lots and 38 townhome lots to homebuilders. As of June 30, 2020, BBX Capital Real Estate had entered into agreements with homebuilders to sell developed lots for an additional 373 single-family homes and 158 townhomes as part of Phases II and III and has collected deposits related to these agreements.

BBX Capital Real Estate has financed a portion of the development costs for the project through the issuance of Community Development District Bonds. Under the terms of the agreements with the homebuilders, in connection with the sale of the finished lots, BBX Capital Real Estate is required to repay a portion of the bonds with proceeds from such sales, while a portion of the bonds are required to be assumed by the homebuilders.

Sky Cove

In June 2019, BBX Capital Real Estate invested $4.2 million as one of a number of investors in a joint venture with Label & Co. to develop Sky Cove at Westlake, a residential community comprised of 204 single family homes in Loxahatchee, Florida. BBX Capital Real Estate is entitled to receive 26.25% of the joint venture distributions until it receives its aggregate capital contributions plus a specified return on its capital. After all investors receive a specified return and the return of their contributed capital, any distributions thereafter are shared based on earnings, with Label & Co., as the managing member, receiving an increasing percentage of distributions. The project commenced construction in 2019, and home closings commenced in 2020.

Marbella

As of June 30, 2020, BBX Capital Real Estate had invested $7.0 million in a joint venture with CC Homes to develop Marbella, a residential community comprised of 158 single family homes in Miramar, Florida, and expects to invest an additional $1.3 million in the venture during the remainder of 2020. BBX Capital Real Estate is entitled to receive 70.00% of the joint venture distributions until it receives its aggregate capital contributions plus a specified return on its capital. After all investors receive a specified return and the return of their contributed capital, any distributions thereafter are shared based on earnings, with CC Homes, as the managing member, receiving an increasing percentage of distributions. The joint venture acquired the development land in 2019 and commenced site development in 2020.

Mixed Use Developments

Bayview

In 2014, BBX Capital Real Estate invested in a joint venture with an affiliate of Procacci Development Corporation (“PDC”). At the inception of the venture, BBX Capital Real Estate and PDC each contributed $1.8 million to the venture in exchange for a 50% interest. The joint venture acquired for $8.0 million approximately three acres of real estate in Fort Lauderdale, Florida. There is currently an approximate 84,000 square foot office building, along with a convenience store and gas station, on the property. The office building has low occupancy with short term leases, while the lease for the convenience store ends in March 2022. BBX Capital Real Estate anticipates that the property will be redeveloped into a mixed-use project in the future.

L03/212 Partners

As of June 30, 2020, BBX Capital Real Estate has invested $2.8 million as one of a number of investors in The Main Las Olas joint venture, which was formed to invest in the development of The Main Las Olas, a mixed-used project in downtown Fort Lauderdale, Florida that is planned to be comprised of an office tower with approximately 365,000 square feet of leasable area, a residential tower with approximately 341 units, and approximately 45,000 square feet of ground floor retail. As of December 31, 2019, BBX Capital Real Estate expects to invest an additional $1.0 million in the venture as development progresses. The project is currently under construction and is anticipated to be substantially completed during the fourth quarter of 2020. Parent has executed an agreement with the joint venture to lease space in the office tower for its corporate headquarters.

Other Assets

In addition to the above projects, BBX Capital Real Estate holds certain investments in real estate joint ventures in which a majority of the assets of the ventures have been sold. BBX Capital Real Estate also holds various legacy assets acquired in connection with Parent’s sale of BankAtlantic in 2012, including loans receivable and real estate with an aggregate carrying amount of approximately $21.8 million as of June 30, 2020. The majority of the legacy assets do not generate cash flows on a regular or predictable basis and are not expected to do so until the assets are monetized through loan repayments or transactions involving the sale, joint venture, or development of the underlying real estate.

In recent years, BBX Capital Real Estate has generated substantial profits from the legacy asset portfolio, as the majority of the loans receivable and foreclosed real estate assets within the portfolio were impaired in prior periods to their estimated fair values during the recession that began in 2007 and 2008 but were ultimately monetized by BBX Capital Real Estate following the subsequent recovery in the real estate market over the past several years. Although BBX Capital Real Estate is continuing its efforts to monetize the remaining assets within the portfolio, BBX Capital Real Estate has substantially completed the monetization of the portfolio and does not expect to generate substantial profits from the remaining assets in future periods.

BBX Sweet Holdings

Business Overview

BBX Sweet Holdings is engaged in the ownership and management of operating businesses in the confectionery industry, including IT’SUGAR, Hoffman’s Chocolates, and Las Olas Confections and Snacks.

IT’SUGAR is a specialty candy retailer in retail locations, which include a mix of high-traffic resort and entertainment, lifestyle, mall/outlet, and urban locations throughout the U.S. Its products include bulk candy, candy in giant packaging, and licensed and novelty items. IT’SUGAR has historically utilized a store model for its retail locations that requires a relatively low initial investment, with a goal of shorter payback periods and increased investment returns. However, as a result of trends in retail consumer traffic, IT’SUGAR had focused on opening and operating larger stores in select resort and entertainment locations which generally experience higher traffic and sales volume but require a higher initial investment. During 2019, IT’SUGAR continued to invest capital in these types of locations, including Grand Bazaar, a 6,000 square foot location in Las Vegas, Nevada that was opened in June 2019, and a 22,000 square foot, three story candy department store at American Dream, a 3 million square foot shopping and entertainment complex in New Jersey. While the American Dream store opened in December 2019, it was closed and remained closed as of June 30, 2020 as a result of the COVID-19 pandemic. In addition, IT’SUGAR is continuing to evaluate its current retail locations where sales volumes may give rise to early lease termination rights and the potential opportunity to renegotiate lease terms and occupancy costs. For certain underperforming locations where IT’SUGAR does not have early lease termination rights, IT’SUGAR is evaluating potential opportunities to close or sublease such locations. In certain circumstances, IT’SUGAR may determine that it is in its best interest to incur costs to exit a location if New BBX Capital believes that the closure of such locations will improve IT’SUGAR’s overall operating efficiencies and profitability over the long term.

BBX Sweet Holdings’ other operations include Hoffman’s Chocolates, a retailer of gourmet chocolates with retail locations in South Florida, and Las Olas Confections and Snacks, a manufacturer and wholesaler of chocolate and other confectionery products.

Renin

Business Overview

Renin is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products and operates through its headquarters in Canada and two manufacturing and distribution facilities in the United States and Canada. In addition to its own manufacturing, Renin also sources various products and materials from China and Vietnam. Following BBX Capital’s acquisition of Renin in 2013, Renin, which historically generated operating losses, has become profitable, generating trade sales of $67.5 million and income before taxes of $1.8 million for the year ended December 31, 2019 and                      for the six months ended June 30, 2020.

Renin’s products are sold through three channels in North America: retail, commercial, and direct installation in the greater Toronto area. Renin’s retail channel currently comprises approximately 63% of its gross sales and includes big box retail customers such as Lowes, Home Depot, and Costco. Revenues from one customer of Renin represented $20.2 million, $20.7 million, and $20.9 million of the New BBX Capital’s total revenues for the years ended December 31, 2019, 2018 and 2017, respectively, which represented nearly 10% of the Company’s total revenues for the years ended December 31, 2019 and 2018 and over 10% of the Company’s total revenues for the year ended December 31, 2017. Its commercial channel currently comprises approximately 26% of its gross sales and includes original equipment manufacturers and fabricators across North America. Renin’s direct installation channel generates the remaining sales.

Renin’s business and operating strategy is focused on:

•	Growing sales across all channels by delivering outstanding customer service and consistently developing innovative products;

•	Improving gross margin by lowering manufacturing costs through productivity improvement;

•	Reducing customer lead-times through better inventory planning and repatriation of domestic manufacturing balanced with global sourcing of finished goods; and

•	Seeking to potentially acquire companies in complementary businesses.

Renin has entered into a non-binding letter of intent in connection with a possible acquisition of a Canadian company which is engaged in a complementary business. Renin is currently performing due diligence in connection with the potential acquisition. There is no assurance that a definitive agreement for the acquisition will be entered into by the parties or that the transaction will be consummated.

Competition

The industries in which New BBX Capital’s investments conduct business are very competitive, and New BBX Capital also faces substantial competition with respect to our investment activities from real estate investors and developers, private equity funds, hedge funds, and other institutional investors. New BBX Capital competes with institutions and entities that are larger and have greater resources than the resources available to New BBX Capital.

BBX Capital Real Estate invests in the development of multifamily apartment communities. Due to the historically strong performance of this class of asset within the real estate market, BBX Capital Real Estate is experiencing increased competition from other real estate investors and developers, which is increasing the cost of land and resulting in increased inventories of multifamily apartment communities in the markets in which BBX Capital Real Estate invests and operates, which can decrease market rental rates and increase the time required to lease and stabilize its developments.

Renin’s products are primarily sold to large retailers and wholesalers, and it experiences intense competition from importers of foreign products.

Four unaffiliated companies in the confectionery industry currently account for the majority of the industry’s revenues, reflecting significant concentration and competition in the industry in which BBX Sweet Holdings operates.

Regulatory Matters

As a public company, New BBX Capital will be subject to federal securities laws, including the Exchange Act. In addition, the companies in which New BBX Capital holds investments are subject to federal, state and local laws and regulations generally applicable to their respective businesses.

Seasonality

BBX Sweet Holdings’ businesses are subject to seasonal fluctuations in trade sales, which cause fluctuations in BBX Sweet Holdings’ quarterly results of operations. Historically, IT’SUGAR generated its strongest retail trade sales during the months from June through August, as well as during the month of December, when families are on vacation. BBX Sweet Holdings’ other operating businesses generate their strongest trade sales during the fourth quarter in connection with various holidays in the United States.

Employees

As of December 31, 2019, New BBX Capital had 1,312 employees. As previously described, however, New BBX Capital has taken steps to reduce expenses in connection with, and in an attempt to mitigate the effects of, the COVID-19 pandemic, including the furlough by IT’SUGAR of all of its store employees and the majority of its corporate employees beginning in March 2020. While certain of such employees have been recalled as part of IT’SUGAR’s phased reopening plan, not all IT’SUGAR stores have been reopened and certain stores that were reopened have subsequently been required to close due to government mandates or staffing shortages. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.

None of our employees are represented by a labor organization, and none are party to any collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be satisfactory.

Properties

Following the spin-off, Parent and New BBX Capital will share office space at their principal executive offices located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida, 33301. The space is currently leased by Parent under a lease with an expiration date of February 28, 2021. Parent has the right to renew the terms of the lease for two additional terms of five years commencing as of the expiration date. Parent has executed a lease for a new principal executive office located at 201 East Las Olas Boulevard, Fort Lauderdale, Florida, 33301, and expects to relocate its office upon the delivery of the new space during the first quarter of 2021. The lease agreement for the new principal executive office has an initial term of 10 years and provides Parent with the right to renew the terms of the lease for three additional terms of five years following the initial term. It is expected that the principal executive office lease will either be assigned to New BBX Capital, with a portion of the office space to be subleased to Parent at a rate of $200,000 per year, or New BBX Capital will pay or reimburse Parent for payments under the lease other than $200,000 of annual rent to be borne by Parent.

BBX Sweet Holdings maintains certain executive offices at Parent’s principal executive office and also maintains a principal executive office for IT’SUGAR at 3155 Southwest 10th Street, Deerfield Beach, Florida that is occupied under a lease with an expiration date of October 31, 2024. BBX Sweet Holdings operates retail locations throughout the United States which are subject to leases that expire between 2020 and 2030 and seven Hoffman’s Chocolates retail locations in South Florida which are subject to leases that expire between 2020 and 2026. BBX Sweet Holdings also operates a manufacturing facility in Orlando, Florida which is subject to a lease that expires in 2020, subject to four one-year renewals that may be exercised by BBX Sweet Holdings, and leases a manufacturing facility in Utah which is subject to a lease that expires in 2023 and has been subleased. BBX Sweet Holdings also owns a manufacturing facility in Greenacres, Florida. As discussed herein, BBX Sweet Holdings and IT’SUGAR in particular are not current in the payments due under their leases and in many cases the landlords have delivered notices of default with respect to the leased premises.

Renin’s principal executive office is located at 110 Walker Drive, Brampton, Ontario and is occupied under a lease with an expiration date of December 31, 2027. Renin leases its manufacturing facilities in the United States and Canada which have lease expiration dates of December 31, 2022 and December 31, 2027, respectively.

Legal Proceedings

In the ordinary course of business, New BBX Capital and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its operations and activities. Additionally, from time to time in the ordinary course of business, New BBX Capital is involved in disputes with existing and former employees, vendors, taxing jurisdictions, landlords and various other parties and also receives consumer complaints and complaints, inquiries, and orders requiring compliance from governmental and consumer agencies, including Offices of State Attorneys General. New BBX Capital takes these matters seriously and attempts to resolve any such issues as they arise. We may also become subject to litigation related to the COVID-19 pandemic, including with respect to leases and any actions we take or may be required to take as a result of the pandemic.

Reserves are accrued for matters in which management believes it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Management does not believe that the aggregate liability relating to known contingencies in excess of the aggregate amounts accrued will have a material impact on New BBX Capital’s results of operations or financial condition. However, litigation is inherently uncertain, and the actual costs of resolving legal claims, including awards of damages, may be substantially higher than the amounts accrued for these claims and may have a material adverse impact on New BBX Capital’s results of operations or financial condition.

Adverse judgments and the costs of defending or resolving legal claims may be substantial and may have a material adverse impact on New BBX Capital’s financial statements. Management is not at this time able to estimate a range of reasonably possible losses with respect to matters in which it is reasonably possible that a loss will occur. In certain matters, management is unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or reasonable range of loss. Frequently in these matters, the claims are broad, and the plaintiffs have not quantified or factually supported their claim.

There were no material pending legal proceedings against New BBX Capital or its subsidiaries as of June 30, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with our historical financial statements and accompanying notes that we have included elsewhere in this information statement as well as the discussion in the section of this information statement entitled “Business.” The following discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, without limitation, those discussed in the sections of this information statement entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The historical and pro forma financial statements included in this information statement may not reflect what New BBX Capital’s business, financial position or results of operations would have been had it been a separate, publicly-traded company during the periods presented or what its results of operations, financial position, and cash flows will be in the future. For additional information about New BBX Capital’s past financial performance and the basis of presentation of New BBX Capital’s financial statements, please see “Unaudited Pro Forma Financial Statements” and New BBX Capital’s historical financial statements and the notes thereto included elsewhere in this information statement,

Overview

BBX Capital Florida LLC is currently a Florida limited liability company. Prior to the spin-off, BBX Capital Florida LLC will be converted into a Florida corporation. BBX Capital Florida LLC or the corporation into which it is converted is referred to together with its subsidiaries as the “Company,” “we,” “us,” or “our,” and without its subsidiaries as “New BBX Capital.”

The Company is a Florida-based diversified holding company whose principal investments are BBX Capital Real Estate LLC (“BBX Capital Real Estate” or “BBXRE”), BBX Sweet Holdings, LLC (“BBX Sweet Holdings”), and Renin Holdings, LLC (“Renin”).

The Company’s goal is to build long-term shareholder value. Since many of the Company’s assets do not generate income on a regular or predictable basis, the Company’s objective is long-term growth as measured by increases in book value and intrinsic value over time. The Company regularly reviews the performance of its investments and, based upon economic, market, and other relevant factors, considers transactions involving the sale or disposition of all or a portion of its assets, investments, or subsidiaries.

As of June 30, 2020, the Company had total consolidated assets of approximately $416.8 million and Parent’s equity of approximately $242.9 million.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has caused, and continues to cause, an unprecedented disruption in the U.S. and global economies and the industries in which the Company operates due to, among other things, government ordered “shelter in place” and “stay at home” orders and advisories, travel restrictions, and restrictions on business operations, including government guidance with respect to travel, public accommodations, social gatherings, and related matters. The disruptions arising from the pandemic and the reaction of the general public had a significant adverse impact on the Company’s financial condition and operations during the six months ended June 30, 2020. The duration and severity of the pandemic and related disruptions, as well as the adverse impact on economic and market conditions, are uncertain; however, given the nature of these circumstances, the adverse impact of the pandemic on the Company’s consolidated results of operations, cash flows, and financial condition in 2020 has been, and is expected to continue to be, material. Furthermore, although the duration and severity of the effects of the pandemic are uncertain, demand for many of the Company’s products and services may remain weak for a significant length of time, and the Company cannot predict if or when the industries in which the Company operates will return to pre-pandemic levels.

Although the impact of the COVID-19 pandemic on the Company’s principal investments and management’s efforts to mitigate the effects of the pandemic has varied, as described in further detail below, New BBX Capital and its subsidiaries have sought to take steps to manage expenses through cost saving initiatives and reductions in employee head count and actions to increase liquidity and strengthen the Company’s financial position, including maintaining availability under lines of credit and reducing planned capital expenditures. As of June 30, 2020, the Company’s consolidated cash and cash equivalent balances were $96.5 million.

See below for additional discussions related to the current and possible impacts of the COVID-19 pandemic on the Company’s principal investments.

Summary of Combined Results of Operations for the Six Months Ended June 30, 2020 and 2019

Consolidated Results

The following summarizes key financial highlights for the six months ended June 30, 2020 compared to the same 2019 period:

•	Total consolidated revenues of $74.8 million, a 28.9% decrease compared to the same 2019 period.

•	Loss before income taxes from continuing operations of $44.0 million compared to income of $7.4 million during the same 2019 period.

•	Net loss attributable to Parent of $30.6 million compared to income of $1.8 million during the same 2019 period.

The Company’s consolidated results for the six months ended June 30, 2020 compared to the same 2019 period were significantly impacted by the following:

•	A decrease in BBX Sweet Holdings’ revenues primarily attributable to the impact of the COVID-19 pandemic on its operations, including the closure of IT’SUGAR’s retail locations in March 2020.

•

The recognition of impairment losses of $30.7 million in the 2020 period primarily related to goodwill and long-lived assets associated with IT’SUGAR as a result of the impact of the COVID-19 pandemic.

•	A net decrease in sale activity by BBX Capital Real Estate and its joint ventures in the 2020 period as compared to the 2019 period.

•

A net decrease in selling, general and administrative expenses primarily attributable to cost mitigating activities implemented in the 2020 period in response to the COVID-19 pandemic, including permanent and temporary reductions in workforce.

Segment Results

New BBX Capital currently reports the results of its business activities through the following reportable segments: BBX Capital Real Estate, BBX Sweet Holdings, and Renin.

Information regarding income before income taxes by reportable segment is set forth in the table below (in thousands):

	For the Six Months Ended June 30,
	2020	2019	Change
BBX Capital Real Estate	$3,672	21,527	(17,855)
BBX Sweet Holdings	(38,952)	(4,166)	(34,786)
Renin	1,925	1,071	854
Other	(3,044)	245	(2,289)
Reconciling items and eliminations	(7,633)	(11,269)	2,636

(Loss) income before income taxes from continuing operations	(44,032)	7,408	(51,440)
Benefit (provision) for income taxes	9,214	(2,148)	11,362

Net (loss) income from continuing operations	(34,818)	5,260	(40,078)
Discontinued operations	(74)	(3,523)	3,449

Net (loss) income	(34,892)	1,737	(36,629)
Less: Net loss attributable to noncontrolling interests	4,312	68	4,244

Net (loss) income attributable to Parent	$(30,580)	1,805	(32,385)

BBX Capital Real Estate Reportable Segment

Segment Description

BBX Capital Real Estate (or BBXRE) is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, including investments in multifamily rental apartment communities, single-family master-planned for sale housing communities, and commercial properties located primarily in Florida. In addition, BBXRE owns a 50% equity interest in the Altman Companies, a developer and manager of multifamily apartment communities, and also manages the legacy assets acquired in connection with the Company’s sale of BankAtlantic in 2012, including portfolios of loans receivable, real estate properties, and judgments.

Overview

Although BBXRE has not to date been as significantly impacted by the COVID-19 pandemic as BBX Sweet Holdings, the effects of the pandemic have impacted BBXRE’s operations and are expected to impact its operating results and financial position for the year ended December 31, 2020. Recent construction activities have continued at BBXRE’s existing projects, and following some disruptions in March and April 2020, sales at BBXRE’s single-family home developments generally returned to pre-pandemic levels. However, the effects of the pandemic, including increased unemployment and economic uncertainty, as well as recent increases in the number of COVID-19 cases in Florida and throughout the United States, have impacted rental activities at BBXRE’s multifamily apartment developments. In addition, the effects of the pandemic, including the impact on general economic conditions and real estate and credit markets, have increased uncertainty relating to the expected timing and pricing of future sales of multifamily apartment developments, single-family homes, and developed lots at BBXRE’s Beacon Lake Community, as well as the timing and financing of new multifamily apartment developments.

While the Company expects that the impact of the COVID-19 pandemic will adversely affect BBXRE’s operating results and financial condition for the year ended December 31, 2020, particularly with respect to the expected timing of sales, the Company evaluated various factors, including asset-specific factors, overall economic and market conditions, and the excess of the expected profits associated with such assets in relation to their carrying amounts, and concluded that, except as discussed below, there had not been a significant decline in the fair value of most of BBXRE’s real estate assets as of June 30, 2020 that should be recognized as an impairment loss. As part of this evaluation, the Company considered the sales at its single-family home developments (which remain at or near pre-pandemic levels), continued collection of rent at its multifamily apartment developments, and indications that there has not to date been a significant decline in sales prices for single family homes or an increase in capitalization rates for multifamily apartment communities. However, the Company recognized $2.7 million of impairment losses during the six months ended June 30, 2020 primarily related to a decline in the estimated fair values of certain of BBXRE’s investments in joint ventures, including i) a joint venture that is developing an office tower, as the market for office space has been more significantly impacted by the pandemic compared to the single family and multifamily markets in which BBXRE primarily invests, and ii) a joint venture invested in a multifamily apartment community in which BBXRE purchased its interest following the stabilization of the underlying asset at a purchase price calculated based on assumptions related to the timing and pricing of the sale of the asset, both of which have been impacted by the pandemic.

There is no assurance that the real estate market will not be materially adversely impacted by the pandemic or otherwise, that the sales prices of single-family homes will not materially decline, that rents will be paid when due or at all, or that market rents will not materially decline. While government efforts to delay or forestall evictions and the availability of judicial remedies have not to date materially impacted BBXRE’s operations, they may in the future have an adverse impact on both market values and BBXRE’s operating results. Further, the effects of the pandemic may impact the costs of operating BBXRE’s real estate assets, including, but not limited to, an increase in property insurance costs indicated by recent quotes of insurance costs that are higher than pre-pandemic levels, which could also have an adverse impact on market values and BBXRE’s operating results. BBXRE will continue to monitor economic and market conditions and may recognize further impairment losses in future periods as a result of various factors, including, but not limited to, material declines in overall real estate values, sales prices for single family homes, and/or rental rates for multifamily apartments.

Prior to the pandemic, BBXRE previously disclosed that it anticipated that its operating profits would decline in 2020 as compared to recent prior periods when significant sales of assets were consummated, and BBXRE expects that the effects of the COVID-19 pandemic will result in a further decline in its results of operations for 2020. Further, as BBXRE’s primary focus in 2020 had been to source investments in new development opportunities with the goal of building a diversified portfolio of real estate investments that generate profits in future periods, the effects of the COVID-19 pandemic may impact BBXRE over a longer term to the extent that its ability to identify new development opportunities that meet its investment criteria or source debt or equity capital from unaffiliated third parties is adversely impacted. While BBXRE may be able to identify opportunistic investments in a recessionary environment that could be funded with available cash, there is no certainty that such opportunities will be identified, that such opportunities will meet the Company’s investment criteria, or that required funds will be available for that purpose.

As a result of the above factors, including the potential impact of the COVID-19 pandemic on sales of existing projects and investments in new development opportunities, BBXRE’s results of operations and financial condition may be materially adversely impacted by the effects of the pandemic in future periods.

The Altman Companies and Related Investments

During the six months ended June 30, 2020, the Altis at Wiregrass joint venture, which was sponsored by the Altman Companies, sold its 392 unit multifamily apartment community in Tampa, Florida. As a result of the sale, BBXRE recognized $0.8 million of equity earnings and received $2.3 million of distributions from the venture during the six months ended June 30, 2020. During the period, BBXRE also contributed $1.3 million of additional capital to the Altman Companies to fund operations and invested $10.9 million in existing real estate joint ventures sponsored by the Altman Companies, including $1.6 million in additional equity contributions to the Altis Miramar West, Altis Miramar East, and Altis at Lake Willis joint ventures and an $8.5 million preferred equity contribution to the Altis at Ludlam joint venture.

To date, the COVID-19 pandemic has not significantly impacted construction activities which remain ongoing at the existing projects sponsored by the Altman Companies, and as a result, the Altman Companies continues to generate development and general contractor fees from such projects. In addition, the Altman Companies had collected in excess of 95% of the rents at the multifamily apartment communities under its management through July 2020, although initial collections of August 2020 rent were slower than in prior months. With respect to its leasing activities, while leasing was conducted virtually during March through May 2020, the Altman Companies has reopened its leasing offices for visits by appointment. However, as a result of the effects of the pandemic, the Altman Companies has experienced a decline in tenant demand and in the volume of new leases at certain of its communities, which has resulted in an increase in concessions offered to prospective and renewing tenants in an effort to maintain occupancy at its stabilized communities or increase occupancy at its communities under development. Further, some jurisdictions have imposed moratoriums on evictions.

BBXRE and the Altman Companies currently believe that market participants for multifamily apartment communities similar to those sponsored and managed by the Altman Companies are generally assuming a short to medium term decline in occupancy and market rents and an increase in rent concessions and a recovery in occupancy and rental rates in 12-24 months. However, the impact of the COVID-19 pandemic on the economy remains uncertain, and the effects of the pandemic, including a prolonged economic downturn, high unemployment, the expiration of or a decrease in government benefits to individuals, and government-mandated moratoriums on tenant evictions, could ultimately have a longer term and more significant impact on rental rates, occupancy levels, and rent collections, including an increase in tenant delinquencies and/or requests for rent abatements. These effects would impact the amount of rental revenues generated from the multifamily apartment communities sponsored and managed by the Altman Companies, the extent of management fees earned by the Altman Companies, and the ability of the related joint ventures to stabilize and successfully sell such communities. Furthermore, a decline in rental revenues at developments sponsored by the Altman Companies could require it, as the sponsor and managing member, to fund operating shortfalls in certain circumstances and could also impact the ability of the related joint ventures to extend or refinance the construction loans on their respective projects.

Further, BBXRE and the Altman Companies believe that capitalization rates for multifamily apartment communities similar to those sponsored and managed by the Altman Companies have largely remained steady, as the impact of the increased uncertainty in the overall market has generally been seen as having been offset by the impact of the significant decline in interest rates. However, the impact of the COVID-19 pandemic on economic conditions in general, including the uncertainty regarding the severity and duration of such impact, has adversely impacted the level of real estate sales activity and overall credit markets and may ultimately have a significant adverse impact on capitalization rates and real estate values in future periods, particularly if there is a prolonged economic downturn.

If there is a significant adverse impact on real estate values as a result of lower rental revenues, higher capitalization rates, or otherwise, the joint ventures sponsored by the Altman Companies may be unable to sell their respective multifamily apartment developments within the time frames previously anticipated and/or for the previously forecasted sales prices, if at all, which may impact the profits expected to be earned by BBXRE from its investment in the managing member of such projects and could result in the recognition of impairment losses related to BBXRE’s investment in such projects. Furthermore, the Altman Companies may be unable to close on the equity and/or debt financing necessary to commence the construction of new projects, including the development of Altis at Lake Willis, which could result in increased operating losses at the Altman Companies due to a decline in development, general contractor, and management fees, the recognition of impairment losses by BBXRE and/or the Altman Companies related to their current investments in predevelopment expenditures and land acquired for development, and the recognition of impairment losses related to BBXRE’s overall investment in the Altman Companies, as the profitability and value of the Altman Companies is directly correlated with its ability to source new development opportunities.

Beacon Lake Master Planned Development

During the six months ended June 30, 2020, BBXRE continued the development of the lots comprising Phase II of the Beacon Lake Community in St. Johns County, Florida, which is expected to include approximately

400 single-family homes and 196 townhomes, and an additional 79 lots for single-family homes as part of Phase III of the project and sold to homebuilders 71 single family lots and 38 townhome lots. In addition, as part of BBXRE’s efforts to maximize liquidity in light of overall economic conditions, the community development district related to the Beacon Lake Community issued $8.6 million of additional community development bonds. The funds from the issuance were used to reimburse BBXRE for its funding of ongoing development costs related to Phases II and III and the repayment of a portion of the bonds previously issued by the community development district. As of June 30, 2020, BBXRE had entered into agreements with homebuilders to sell developed lots for an additional 373 single-family homes and 158 townhomes as part of Phases II and III and has collected deposits related to these agreements.

Following the initial outbreak of COVID-19 in March 2020, homebuilders at the Beacon Lake Community experienced a decline in the volume of sales traffic and home sales and requested extensions of their existing agreements for the purchase of additional developed lots from BBXRE, and BBXRE agreed to such extensions. Subsequently, sales activity significantly increased in May 2020 and generally returned to pre-pandemic levels in June and July 2020. Accordingly, BBXRE currently expects the remaining sale of developed lots to occur pursuant to the modified takedown schedules under its agreements with homebuilders. However, there is no assurance that this will be the case, and the effects of the COVID-19 pandemic on the economy and demand for single-family housing remain uncertain and could result in further requests by homebuilders to extend the timing of their purchase of developed lots and/or failure of the homebuilders to meet their obligations under these contracts. In addition, a decline in home prices as a result of the economic impacts associated with the COVID-19 pandemic could result in a decrease in contingent revenues expected to be earned by BBXRE in connection with sales of homes by homebuilders on developed lots previously sold to them, as well as a decrease in the expected sales prices for the unsold lots comprising the remainder of the Beacon Lakes Community. Although BBXRE is not currently expecting a significant decrease in the sales prices or fair value of its unsold lots, a significant decline in the demand and pricing for single-family homes could result in the recognition of impairment losses in future periods.

Results of Operations

Information regarding the results of operations for BBXRE is set forth below (dollars in thousands):

	For the Six Months Ended June 30,
	2020	2019	Change
Sales of real estate inventory	$9,278	4,660	4,618
Interest income	185	465	(280)
Net (losses) gains on sales of real estate assets	(34)	10,996	(11,030)
Other	787	1,125	(338)

Total revenues	10,216	17,246	(7,030)

Cost of real estate inventory sold	6,106	2,643	3,463
Recoveries from loan losses, net	(5,037)	(2,385)	(2,652)
Impairment losses	2,710	—	2,710
Selling, general and administrative expenses	3,461	4,373	(912)

Total costs and expenses	7,240	4,631	2,609

Operating profits	2,976	12,615	(9,639)
Equity in net earnings of unconsolidated joint ventures	696	8,742	(8,046)
Other income	—	170	(170)

Income before income taxes	$3,672	21,527	(17,855)

BBX Capital Real Estate’s income before income taxes for the six months ended June 30, 2020 compared to the same 2019 period decreased by $17.9 million primarily due to the following:

•	A decrease in net gains on sales of real estate assets primarily due to BBXRE’s sale of various real estate assets during the 2019 period, including RoboVault and land parcels at PGA Station; and

•

A decrease in equity in net earnings of unconsolidated joint ventures primarily due to sales of real estate during the 2019 period, including the sale of real estate assets by the Altis at Lakeline and PGA Design Center joint ventures and single-family homes by the Chapel Trail joint venture; and

•	The recognition of impairment losses during the 2020 period; partially offset by,

•

An increase in net profits from the sale of developed lots to homebuilders at the Beacon Lake Community development, as BBXRE sold 110 developed lots during the 2020 period and 51 developed lots during the 2019 period;

•	A net increase in recoveries from loan losses primarily due to a settlement with a financial institution servicing loans and guarantors for BBXRE; and

•

A decrease in selling, general and administrative expenses primarily associated with the receipt of a legal settlement with a title company in the 2020 period and lower operating expenses due to the sale of RoboVault.

BBX Sweet Holdings Reportable Segment

Segment Description

BBX Sweet Holdings is engaged in the ownership and management of operating businesses in the confectionery industry, including IT’SUGAR, Hoffman’s Chocolates, and Las Olas Confections and Snacks. IT’SUGAR is a specialty candy retailer whose products include bulk candy, candy in giant packaging, and licensed and novelty items. Hoffman’s Chocolates is a retailer of gourmet chocolates with retail locations in South Florida, and Las Olas Confections and Snacks is a manufacturer and wholesaler of chocolate and other confectionery products.

Overview

Although BBX Sweet Holdings’ results from operations were improved for the first two months of 2020 as compared to 2019, reflecting, among other things, IT’SUGAR’s opening of a three story candy department store at American Dream in New Jersey in December 2019 and the opening of three other stores in 2019, BBX Sweet Holdings has been materially adversely impacted by the effects of the COVID-19 pandemic.

In March 2020, as a result of various factors, including government-mandated closures and CDC and WHO advisories in connection with the COVID-19 pandemic, IT’SUGAR closed all of its retail locations and furloughed all store employees and the majority of its corporate employees. During the three months ended June 30, 2020, IT’SUGAR reopened 85 of its retail locations (out of approximately 100 locations that were open prior to the pandemic) as part of a phased reopening plan, and as part of this plan, it implemented revised store floor plans, increased sanitation protocols and began recalling furloughed store and corporate employees to full or part-time employment. Subsequent to June 30, 2020, IT’SUGAR reopened an additional 11 of its retail locations but was required to close 4 previously reopened retail locations as a result of various governments reimplementing mandated closures. In addition, on a daily basis, IT’SUGAR has had to temporarily close 4-6 locations due to staffing shortages. Sales at IT’SUGAR’s retail locations that were open as of June 30, 2020 declined during the second quarter of 2020 by approximately 48% as compared to the comparable period in 2019, and sales at its locations that were open as of July 31, 2020 declined by approximately 43% during July 2020 as compared to the comparable period in 2019. There is no assurance that sales volumes will improve or will not further decline, as the duration and severity of the COVID-19 pandemic and its effects on demand and future sales levels, including a recessionary economic environment and the potential impact of the pandemic on consumer behavior, remain uncertain. In addition, IT’SUGAR may close additional previously reopened locations as a result of various factors, including governments reimplementing mandated closures, continued staffing shortages, or insufficient sales volumes. Further, there is uncertainty as to when IT’SUGAR will be able to reopen locations that have remained closed since March 2020 or that were subsequently closed following their initial reopening.

As a result of the closure of its retail locations, IT’SUGAR ceased paying rent to the landlords of such locations in April 2020 and has been engaged in negotiations with its landlords for rent abatements, deferrals, and other modifications for the period of time that the locations were or have been closed and the period of time that the locations are opened and operating under conditions which are affected by the pandemic. Accordingly, as of June 30, 2020, IT’SUGAR had accrued and unpaid current rental obligations of $4.5 million, which are included in other liabilities in the Company’s condensed consolidated statement of financial condition, and had received default notices from landlords in relation to 28 of its locations. While IT’SUGAR had executed lease amendments in relation to 16 of its retail locations as of June 30, 2020 and an additional 5 of its retail locations subsequent to June 30, 2020, it remains involved in ongoing and active negotiations with most of its landlords and has only paid a portion of July 2020 rent for most of its locations (including many locations for which IT’SUGAR had previously executed lease amendments related to rent concessions for April through June 2020). In connection with these negotiations, IT’SUGAR’s landlords have in some cases indicated that they might provide additional relief if IT’SUGAR opened additional locations at certain of the landlords’ other retail locations. The terms of the executed lease amendments vary and include a combination of rent abatements and deferrals. For amendments that provide for the deferral of rent, the repayment terms generally contemplate a repayment period during the remainder of 2020 and through the end of 2021. Certain amendments also provide for the payment of rent based on a percentage of sales volumes for a period of one year to two years in lieu of previously scheduled fixed and variable lease costs under the terms of the existing leases. However, there is no assurance that IT’SUGAR will be able to reach agreements with the landlords of its remaining locations relating to rents for the months of April through June 2020 or with all of its landlords relating to rents for the remaining months of 2020. Furthermore, due to the uncertainty related to IT’SUGAR’s business as a result of the pandemic, including the potential impact on sales volumes and the possibility of additional closures of its retail locations, there is no assurance that it will be in a position to meet its obligations under the terms of lease agreements and amendments that have been executed or are otherwise being negotiated. Further, there is no assurance that the terms of lease amendments that have been executed or are being negotiated will provide sufficient relief for IT’SUGAR to stabilize and maintain its full operations. If IT’SUGAR’s negotiations with its landlords are not successful and its failure to pay rent constitutes an event of default under the applicable lease agreements, IT’SUGAR’s landlords may also pursue remedies available to them pursuant to such agreements, which may include the acceleration of obligations under the lease agreements and the initiation of eviction proceedings.

In April 2020, New BBX Capital, through a wholly-owned subsidiary of BBXRE, purchased IT’SUGAR’s revolving line of credit and equipment note from the respective lenders for the aggregate outstanding principal balance of the loans of $4.3 million plus accrued interest and subsequently advanced an additional $2.0 million to IT’SUGAR pursuant to the terms of the loans. However, New BBX Capital is continuing to evaluate the potential operating deficits and liquidity requirements of its subsidiaries as a result of the impact of the COVID-19 pandemic and may determine not to provide additional funding or capital to subsidiaries whose operations they believe may not be sustainable. There is no assurance that New BBX Capital or its other subsidiaries will provide additional funds to IT’SUGAR.

The effects of the COVID-19 pandemic on demand, sales levels, and consumer behavior, as well as the current recessionary economic environment, have had and could continue to have a material adverse effect on IT’SUGAR’s business, results of operations, and financial condition. As a result of the impact of the pandemic on IT’SUGAR’s business, including the above mentioned decline in sales volumes as a result of the prolonged closure of its retail locations, decrease in customer traffic in its stores, and the impact of the pandemic on demand and consumer behavior, IT’SUGAR does not believe that it will have sufficient liquidity to continue its operations if it is unable to obtain significant rent abatements or deferrals from its landlords and amended payment terms from its vendors and its sales volumes do not recover and stabilize in a reasonable period of time. Further, based on its current estimates, IT’SUGAR expects that it will require additional funding or capital in 2020 in order to maintain its operations and is engaged in efforts to obtain additional funding from New BBX Capital or other outside investors. If IT’SUGAR is unable to successfully negotiate with its landlords and vendors, its sales volumes do not recover, and it is unable to obtain additional funding or capital, IT’SUGAR would need to consider pursuing a formal or informal restructuring.

As a result of the above factors, the Company recognized $25.3 million of impairment losses related to IT’SUGAR’s goodwill and long-lived assets during the six months ended June 30, 2020, including the recognition of a goodwill impairment loss of $20.3 million during the three months ended March 31, 2020 based on a decline in the estimated fair value of IT’SUGAR as of March 31, 2020. See Notes 1 and 6 to the Company’s unaudited combined carve-out financial statements for the six months ended June 30, 2020 and 2019 included in this information statement for additional information with respect to the Company’s recognition of impairment losses related to IT’SUGAR, including the Company’s significant estimates and assumptions related to IT’SUGAR and the fact that such assumptions may change over time as a result of the COVID-19 pandemic, which may result in the recognition of additional impairment losses related to IT’SUGAR’s assets that would be material to the Company’s financial statements.

In addition to the material adverse impact of the COVID-19 pandemic on IT’SUGAR’s operations, BBX Sweet Holdings’ other operations have also been adversely impacted by the pandemic. In March 2020, Hoffman’s Chocolates closed all of its retail locations to customer traffic and limited sales to curbside pickup (where allowable by government mandates) and online customers. During the three months ended June 30, 2020, it reopened all of its locations and achieved sales volumes at approximately 70% of pre-pandemic levels (as compared to the comparable period in 2019). In addition, while Las Olas Confections and Snacks’ manufacturing and distribution processes were not materially impacted by the pandemic, its sales during the three months ended June 30, 2020 were approximately 51% of pre-pandemic levels (as compared to the comparable period in 2019). Hoffman’s Chocolates and Las Olas Confections and Snacks have also been engaged in negotiations with the landlords of their respective retail and manufacturing locations for rent abatements, deferrals, and other modifications. As of June 30, 2020, Hoffman’s Chocolates and Las Olas Confections and Snacks had accrued and unpaid current rental obligations of $0.3 million, which are included in other liabilities in the Company’s condensed consolidated statement of financial condition, and they had executed lease amendments with respect to 4 of such locations, including Las Olas Confections and Snacks’ manufacturing facility in Orlando, Florida. Subsequent to June 30, 2020, Hoffman’s Chocolates executed lease amendments with respect to an additional 2 of its retail locations. Similar to IT’SUGAR, there is no assurance that the sales volumes of these businesses will improve, and they may be required to close previously reopened locations as a result of governments reimplementing mandated closures or otherwise. Furthermore, there is no assurance that Hoffman’s Chocolates will be able to execute lease amendments with the landlords of its remaining locations, and due to the uncertainty related to these businesses as a result of the pandemic, there is no assurance they will be in position to meet their obligations under the terms of lease agreements and amendments that have been executed or are otherwise being negotiated.

Results of Operations

Information regarding the results of operations for BBX Sweet Holdings is set forth below (dollars in thousands):

	For the Six Months Ended June 30,
	2020	2019	Change
Trade sales	$26,577	47,988	(21,411)
Cost of trade sales	(23,815)	(31,634)	7,819

Gross margin	2,762	16,354	(13,592)
Interest income	27	29	(2)
Other revenue	204	96	108
Interest expense	(116)	(98)	(18)
Impairment losses	(25,303)	—	(25,303)
Selling, general and administrative expenses	(16,640)	(20,774)	4,134

Operating losses	(39,066)	(4,393)	(34,673)
Other income	114	227	(113)

Loss before income taxes	$(38,952)	(4,166)	(34,786)

Gross margin percentage	%10.39	34.08	(23.69)

SG&A as a percent of trade sales	%62.61	43.29	19.32

BBX Sweet Holdings’ loss before income taxes for the six months ended June 30, 2020 was $39.0 million compared to $4.2 million during the same 2019 period, which reflects the following:

•

The recognition of impairment losses due to a decline in the estimated value of the goodwill and long-lived assets associated with BBX Sweet Holdings’ reporting units as a result of the impact of the COVID-19 pandemic on market conditions;

•	A decrease in trade sales primarily due to the impacts of the COVID-19 pandemic described above, including the temporary closing of all of IT’SUGAR’s retail locations in March 2020; and

•	A significant decline in gross margin percentage as a result of ongoing lease costs associated with BBX Sweet Holdings’ retail and manufacturing locations; partially offset by

•

A net decrease in selling, general and administrative expenses primarily due to the furlough of all of IT’SUGAR’s store employees and the majority of its corporate employees from March 2020 to June 2020 as a result of the COVID-19 pandemic.

Information regarding the results of operations for IT’SUGAR for the six months ended June 30, 2020 and 2019 is set forth below (dollars in thousands):

	For the Six Months Ended June 30,
	2020	2019	Change
Trade sales	$19,597	38,669	(19,072)
Cost of trade sales	(17,828)	(23,540)	5,712

Gross margin	1,769	15,129	(13,360)
Other revenue	8	7	1
Interest expense	(76)	(57)	(19)
Impairment losses	(24,948)	—	(24,948)
Selling, general and administrative expenses	(13,327)	(17,078)	3,751

Operating losses	(36,574)	(1,999)	(34,575)
Other income	62	219	(157)

Loss before income taxes	$(36,512)	(1,780)	(34,732)

Gross margin percentage	%9.03	39.12	(30.09)

SG&A as a percent of trade sales	%68.01	44.16	23.84

Renin Reportable Segment

Segment Description

Renin is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products and operates through its headquarters in Canada and two manufacturing and distribution facilities in the United States and Canada. In addition to its own manufacturing, Renin also sources various products and raw materials from China and Vietnam. Renin’s products are sold through three channels in North America: retail, commercial, and direct installation in the greater Toronto area.

Overview

Renin has not to date been significantly impacted by the COVID-19 pandemic, and it has continued to operate both of its manufacturing and distribution facilities, source various products and raw materials from China and Vietnam, and sell its products through various channels. Although Renin has experienced a decline in sales to certain customers as a result of concerns related to the pandemic, these declines have been offset by an increase in sales to various customers in its retail and commercial channels. In particular, Renin has observed an increase in online orders in its retail channel and has also experienced an increase in sales to former customers in its commercial channel who previously began sourcing products in China and have returned as customers following the implementation of tariffs on Chinese products. In addition, Renin has realized cost reductions as a result of the pandemic, including lower costs related to travel and trade shows and wage subsidies related to employees in its Canadian offices.

Although Renin’s operations have not to date been significantly impacted by the pandemic, the effects of the pandemic, including a recessionary economic environment, could have a significant adverse impact on Renin’s results of operations and financial condition in future periods, particularly if an economic downturn is prolonged in nature and impacts consumer demand or the effects of the pandemic result in material disruptions in the supply chains for its products and raw materials. Further, while Renin has begun to diversify its supply chain and transfer the assembly of certain products from foreign suppliers to its own manufacturing facilities, Renin continues to source products and raw materials from China. As a result, disruptions in its supply chain from China as a result of various factors, including increased tariffs or closures in the supply chain, could impact Renin’s cost of product and ability to meet customer demand.

Renin is currently evaluating various opportunities to expand its operations, including through acquisitions.

Results of Operations

Information regarding the results of operations for Renin is set forth below (dollars in thousands):

	For the Six Months Ended June 30,
	2020	2019	Change
Trade sales	$34,621	34,682	(61)
Cost of trade sales	(28,127)	(28,006)	(121)

Gross margin	6,494	6,676	(182)
Interest expense	(185)	(256)	71
Selling, general and administrative expenses	(4,653)	(5,477)	824

Operating profits	1,656	943	713
Other (expense) income	(3)	152	(155)
Foreign exchange gain (loss)	272	(24)	296

Income before income taxes	$1,925	1,071	854

Gross margin percentage	%18.76	19.25	(0.49)

SG&A as a percent of trade sales	%13.44	15.79	(2.35)

Renin’s income before income taxes for the six months ended June 30, 2020 was $1.9 million compared to $1.1 million during the same 2019 period. The increase was primarily due to reduced selling, general and administrative expenses associated with lower marketing expenses from reduced travel and trade show costs and open positions.

Other

Other in the Company’s segment information includes its investments in other operating businesses, including a restaurant located in South Florida that was acquired through a loan foreclosure and an insurance agency.

During the six months ended June 30, 2020, the Company recognized $2.7 million of impairment losses related to certain of these investments primarily resulting from the effects of the COVID-19 pandemic on the estimated value of the businesses.

Reconciling Items and Eliminations

Reconciling items and eliminations in the Company’s segment information includes the following:

•	New BBX Capital’s corporate general and administrative expenses allocation from Parent;

•

Elimination of transactions between New BBX Capital’s subsidiaries, including the purchase by BBXRE of IT’SUGAR’s revolving line of credit and equipment note for the outstanding principal balances plus accrued interest and subsequent $2.0 million advance to IT’SUGAR pursuant to the terms of the loans; and

•	Interest expense capitalized in connection with real estate construction activities.

Corporate General and Administrative Expenses

New BBX Capital’s corporate general and administrative expenses consist primarily of an allocation of the cost of services provided by the Parent to New BBX Capital for various support functions, including executive compensation, legal, accounting, human resources, investor relations, and executive offices. The cost allocation from Parent to New BBX Capital’s corporate general and administrative expenses for the six months ended June 30, 2020 and 2019 were $7.9 million and $11.3 million, respectively. The decrease in the cost allocation for corporate general and administrative expenses for the 2020 period as compared to the same 2019 period primarily reflects the allocation of compensation expense related to Parent’s Chief Executive Officer and Chief Financial Officer to Bluegreen as a result of their expanded roles at Bluegreen in the 2020 periods, which resulted in lower executive compensation expenses incurred directly by Parent, as well as an updated estimate of the allocation of annual executive bonus expenses expected to be paid in cash and stock.

Provision for Income Taxes

The Company estimates its effective annual income tax rate on a quarterly basis based on current and forecasted operating results for the annual period and applies the estimated effective income tax rate to its loss or income before income taxes reduced by net income or loss attributable to noncontrolling interests in joint ventures taxed as partnerships.

The Company’s effective income tax rate was approximately 21% and 29% during the six months ended June 30, 2020 and 2019, respectively. The Company’s effective income tax rate for the six months ended June 30, 2020 was impacted by the Company’s nondeductible executive compensation allocated from Parent and state income taxes. The effective income tax rate for the 2020 period reflects a current estimated ordinary taxable loss for the year ended December 31, 2020 resulting primarily from the effects of the COVID-19 pandemic.

Discontinued Operations

As described in Note 1 to the Company’s unaudited combined carve-out financial statements for the six months ended June 30, 2020 and 2019, Food for Thought Restaurant Group (“FFTRG”), a wholly-owned subsidiary of the Company, previously entered into area development and franchise agreements with MOD Pizza related to the development of MOD Pizza franchised restaurant locations throughout Florida and, through 2019, had opened nine restaurant locations. In September 2019, the Company entered into an agreement with MOD Pizza to terminate the area development and franchise agreements and transferred seven of its restaurant locations, including the related assets, operations, and lease obligations, to MOD Pizza. In addition, the Company closed the remaining two locations and terminated the related lease agreements.

The Company recognized a pre-tax loss from discontinued operations of $0.1 million and $4.6 million during the six months ended June 30, 2020 and 2019, respectively. The $4.6 million loss for the six months ended June 30, 2019 was primarily attributable to operating losses associated with FFTRG’s MOD Pizza restaurant locations, including costs incurred in connection with the opening of two restaurant locations and the recognition of impairment losses of $2.8 million associated with property and equipment at three locations that were performing below expectations.

Net Loss Attributable to Noncontrolling Interests

New BBX Capital’s combined carve-out financial statements include the results of operations and financial position of IT’SUGAR, a partially-owned subsidiary in which it holds a controlling financial interest. As a result, the Company is required to attribute net income or loss to the noncontrolling interest in IT’SUGAR.

Net loss attributable to noncontrolling interests was $4.3 million during the six months ended June 30, 2020 compared to $68,000 for the comparable 2019 period. The increase in the net loss attributable to noncontrolling interests for the six months ended June 30, 2020 as compared to the same 2019 period was primarily due to increased operating losses at IT’SUGAR, including the recognition of impairment losses related to its goodwill and long lived assets,

Consolidated Cash Flows

A summary of our consolidated cash flows is set forth below (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Cash flows used in operating activities	$(8,856)	(2,801)
Cash flows (used in) provided by investing activities	(10,324)	29,218
Cash flows provided by (used in) financing activities	94,962	(30,227)

Net increase (decrease) in cash, cash equivalents and restricted cash	$75,782	(3,810)
Cash, cash equivalents and restricted cash at beginning of period	21,287	30,082

Cash, cash equivalents and restricted cash at end of period	$97,069	26,272

Cash Flows related to Operating Activities

The Company’s cash used in operating activities increased by $6.1 million during the six months ended June 30, 2020 compared to the same 2019 period primarily due to increased operating losses as a result of the impacts of the COVID-19 pandemic, including a decline in trade sales primarily reflecting the closure of BBX Sweet Holdings’ retail locations and subsequent impact on consumer demand, and lower distributions from unconsolidated real estate joint ventures, partially offset by a reduction in spending for real estate inventory during the 2020 period as compared to the 2019 period.

Cash Flows related to Investing Activities

The Company’s cash used in investing activities increased by $39.5 million during the six months ended June 30, 2020 compared to the same 2019 period primarily to lower distributions from unconsolidated real estate joint venture and decreased proceeds from the sale of real estate, partially offset by an increase in loan recoveries in the legacy asset portfolio.

Cash Flows related to Financing Activities

The Company’s cash provided by financing activities increased by $125.2 million during the six months ended June 30, 2020 compared to the same 2019 period, which was primarily due to higher net transfers from Parent in the 2020 period.

Commitments

The Company’s material commitments as of June 30, 2020 included the required payments due on notes payable and other borrowings and commitments under non-cancelable operating leases.

The following table summarizes the contractual minimum principal and interest payments required on the Company’s outstanding debt and payments required on the Company’s non-cancelable operating leases by period due date as of June 30, 2020 (in thousands):

	Payments Due by Period
Contractual Obligations (1)	Less than 1 year	1 — 3 Years	4 — 5 Years	After 5 Years	Unamortized Debt Issuance Costs	Total
Notes payable and other borrowings	$8,438	850	2,539	30,832	(1,045)	41,614
Noncancelable operating leases	13,007	50,101	34,495	48,557	—	146,160

Total contractual obligations	21,445	50,951	37,034	79,389	(1,045)	187,774

Interest Obligations (2)
Notes payable and other borrowings	1,959	4,265	4,114	27,449	—	37,787

Total contractual interest	1,959	4,265	4,114	27,449	—	37,787

Total contractual obligations	$23,404	55,216	41,148	106,838	(1,045)	225,561

(1)

Does not include BBXRE’s obligation under the Altman Companies’ operating agreement to purchase an additional 40% equity interest in January 2023 for a purchase price, subject to certain adjustments, of $9.4 million.

(2)	Assumes that the scheduled minimum principal payments are made in accordance with the table above and the interest rate on variable rate debt remains the same as the rate at June 30, 2020.

At the current time, New BBX Capital intends to use its cash in order to satisfy the payments required under its contractual obligations for the foreseeable future, while its subsidiaries will use, to the extent available, their respective cash on hand, cash flows from operations, and cash received from new borrowings under existing or future debt facilities in order to satisfy their respective obligations. However, as a result of the COVID-19 pandemic and the related impact on the Company’s operations, there is no assurance that New BBX Capital’s subsidiaries will have sufficient cash from such sources to satisfy their respective contractual obligations and maintain their respective operations.

While New BBX Capital has available cash that it may use to contribute to or fund the obligations and commitments of its subsidiaries, New BBX Capital intends to evaluate the facts and circumstances of the cash requirements of each of its subsidiaries, including their operating deficits, their liquidity requirements, and the sustainability of their operations as a result of the COVID-19 pandemic and otherwise, and make a determination of whether and to what extent it will make funds available to each subsidiary.

Off-balance-sheet Arrangements

Parent guarantees certain obligations of New BBX Capital’s wholly-owned subsidiaries and unconsolidated real estate joint ventures as described in further detail in Note 11 to the Company’s unaudited combined carve-out financial statements for the six months ended June 30, 2020 and 2019 included in this information statement.

The Company has investments in joint ventures involved in the development of multifamily rental apartment communities, as well as single-family master-planned for sale housing communities. The Company’s investments in these joint ventures are accounted for as unconsolidated variable interest entities, and as a result, the Company does not recognize the assets and liabilities of these joint ventures in its financial statements. As of June 30, 2020 and December 31, 2019, the Company’s investments in these joint ventures totaled $63.8 million and $57.3 million, respectively. These unconsolidated real estate joint ventures generally finance their activities with a combination of debt financing and equity. The Company generally does not directly guarantee the financing of these joint ventures, other than as described in Note 11 to the Company’s unaudited combined carve-out financial statements included in this information statement, and the Company’s maximum exposure to losses from these joint ventures is its equity investment. The Company is typically not obligated to fund additional capital to its joint ventures; however, the Company’s interest in a joint venture may be diluted if the Company elects not to fund a joint venture capital call.

Summary of Combined Results of Operations for the years ended December 31, 2019, 2018 and 2017

Consolidated Results

The following summarizes key financial highlights for the year ended December 31, 2019 compared to the same 2018 period:

•	Total consolidated revenues were $203.7 million, a 2.3% decrease compared to 2018.

•	Income from continuing operations before income taxes was $29.0 million compared to a loss from continuing operations of $3.0 million for 2018.

•	Net income attributable to Parent was $13.7 million, compared to a net loss attributable to Parent of $9.2 million for 2018.

The Company’s consolidated results for the year ended December 31, 2019 compared to 2018 were significantly impacted by the following:

•

A net increase in sale activity in BBX Capital Real Estate’s portfolio in 2019, including the Altis at Bonterra joint venture’s sale of its multifamily apartment community in Hialeah, Florida, which resulted in the recognition of $29.2 million of equity earnings from the joint venture in 2019, and the sale of various real estate assets, which resulted in an increase in the gains on sales of real estate assets of $9.1 million in 2019 as compared to 2018.

•

A decrease in operating losses generated by BBX Sweet Holdings in 2019, which primarily reflects the impact of various strategic initiatives implemented by the Company during 2018, including the closure of a manufacturing facility and a reduction in corporate personnel and infrastructure, and various impairment losses and other costs recognized in 2018 in connection with such initiatives.

The following summarizes key financial highlights for the year ended December 31, 2018 compared to 2017:

•	Total consolidated revenues were $208.6 million, a 37.2% increase compared to 2017.

•	Loss from continuing operations before income taxes was $3.0 million, a 77.6% decrease compared to 2017.

•	Net loss attributable to Parent was $9.2 million, a 42.8% decrease compared to 2017.

The Company’s consolidated results for 2018 as compared to the same 2017 period were significantly impacted by the following events:

•

In June 2017, the Company acquired IT’SUGAR, a specialty candy retailer with retail locations throughout the United States, for a purchase price of $58.4 million, net of cash acquired. During 2018, IT’SUGAR contributed revenues of $79.8 million and a loss before income taxes of $2.4 million.

•

In December 2017, the enactment of the Tax Cuts and Jobs Act (the “Tax Reform Act”), which reduced the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, resulted in a $4.0 million reduction in the Company’s deferred tax asset in 2017.

•

During 2018, BBX Capital Real Estate closed on the sale of 251 developed lots to homebuilders as part of Phase I of its development of the Beacon Lake Community, which resulted in pre-tax profits of $7.7 million in 2018. In addition, BBX Capital Real Estate monetized various investments within its portfolio, including the Addison on Millenia, Altis at Shingle Creek, and a student housing facility.

Segment Results

Income before income taxes by reportable segment for the years ended December 31, 2019, 2018, and 2017 is set forth in the table below (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
BBX Capital Real Estate	$52,696	30,214	16,085
BBX Sweet Holdings	(5,122)	(14,986)	(16,781)
Renin	1,808	2,461	2,180
Other	349	346	(219)
Reconciling items and eliminations	(20,746)	(21,057)	(14,729)

Income (loss) from continuing operations before income taxes	28,985	(3,022)	(13,464)
Provision for income taxes	(8,334)	(2,865)	(1,306)

Net income (loss) from continuing operations	20,651	(5,887)	(14,770)
Net loss from discontinued operations	(7,138)	(3,580)	(1,339)

Net income (loss)	13,513	(9,467)	(16,109)
Less: Net loss attributable to noncontrolling interests	224	266	20

Net income (loss) attributable to Parent	$13,737	(9,201)	(16,089)

BBX Capital Real Estate Reportable Segment

Overview

The Altman Companies and Related Investments

In 2018, BBXRE acquired a 50% membership interest in the Altman Companies, a joint venture between the Company and Joel Altman (“JA”) engaged in the development, construction, and management of multifamily apartment communities. As of December 31, 2019, BBXRE had investments in ten active developments sponsored by the Altman Companies, comprised of three developments that are stabilized or being leased and expected to be sold over the next two years, five developments that are under construction, and two projects that are currently in predevelopment stages.

During the year ended December 31, 2019, BBXRE monetized certain of its investments in real estate joint ventures that were sponsored by the Altman Companies, including the following:

•

In April 2019, the Altis at Lakeline joint venture sold its 354 unit multifamily apartment community in Cedar Park, Texas. As a result of the sale, BBXRE recognized $5.0 million of equity earnings and received approximately $9.3 million of distributions from the venture during the year ended December 31, 2019.

•

In August 2019, the Altis at Bonterra joint venture sold its 314 unit multifamily apartment community located in Hialeah, Florida. As a result of the sale, BBXRE recognized $29.2 million of equity earnings and received approximately $46.0 million of distributions from the joint venture. In addition, prior to the sale, BBXRE received approximately $4.3 million of distributions from the venture during the year ended December 31, 2019 related to prior operating profits of the venture.

BBXRE also continued to invest in new real estate joint ventures sponsored by the Altman Companies, which are summarized below:

•	During the year ended December 31, 2019, joint ventures sponsored by the Altman Companies closed on construction financing and commenced development of the following projects:

•	Altis at Preserve (Suncoast), a 350 unit multifamily apartment community in Tampa, Florida;

•	Altis at Little Havana, a 224 unit multifamily apartment community in Miami, Florida;

•	Altis Miramar West, a 320 unit multifamily apartment community in Miramar, Florida; and

•	Altis Miramar East, a 330 unit multifamily apartment community, in Miramar, Florida.

The Altman Companies is providing development, construction, and management services to the ventures in exchange for ongoing fee revenue, and BBXRE and JA have invested in the respective managing member of these ventures. As of December 31, 2019, BBXRE had invested an aggregate of $4.2 million in the managing members of these joint ventures.

•

In August 2019, BBXRE invested $4.5 million in the Altis at Lake Willis (Vineland Pointe) joint venture, which was formed to acquire land, obtain entitlements, and fund predevelopment costs for the development of a potential multifamily apartment community in Orlando, Florida. The joint venture expects to receive entitlements for the project, close on the capital to construct the project, and commence construction in 2021.

Beacon Lake Master Planned Development

During the year ended December 31, 2019, BBXRE continued its development of the Beacon Lake Community in St. Johns County, Florida and sold to homebuilders the remaining 51 developed lots in Phase I of the project, which is comprised of 302 lots.

BBXRE has commenced land development on the lots comprising Phase II of the project, which is expected to include approximately 400 single-family homes and 196 townhomes, and an additional 79 lots for single-family homes as part of Phase III of the project. BBXRE has entered into agreements with homebuilders to sell developed lots for 422 single-family homes and all of the 196 townhomes, and closings on the sale of developed lots in Phase II to homebuilders commenced in January 2020.

Other Joint Venture Activity

During the year ended December 31, 2019, the PGA Design Center joint venture sold its remaining commercial buildings located in Palm Beach Gardens, Florida and provided seller financing to the buyer for a portion of the sales price. As a result of the sale, BBXRE recognized $2.8 million of equity earnings and received approximately $2.3 million of distributions from the venture.

In addition, BBXRE invested in two new real estate joint ventures, including The Main Las Olas joint venture, which was formed to invest in the development of The Main Las Olas, a mixed-used project in downtown Fort Lauderdale, Florida that is planned to be comprised of an office tower with approximately 365,000 square feet of leasable area, a residential tower with approximately 341 units, and approximately 45,000 square feet of ground floor retail, and the Sky Cove joint venture, which was formed to develop, construct, and sell 204 single-family homes in Westlake Florida. BBXRE has invested $2.0 million in The Main Las Olas joint venture and $4.2 million in the Sky Cove joint venture and expects to invest an additional $2.0 million in The Main Las Olas joint venture as the development progresses.

Other Real Estate Activity

During the year ended December 31, 2019, BBXRE sold other various real estate assets within its portfolio, including RoboVault, a self-storage facility located in Fort Lauderdale, Florida, its remaining land parcels located at PGA Station in Palm Beach Gardens, Florida, and various land parcels located in Florida. As a result of these sales, BBXRE recognized total net gains on sales of real estate of $13.6 million and received aggregate net proceeds of $35.2 million.

In connection with the sale of its remaining land parcels at PGA Station, which were sold to the buyer of the commercial buildings sold by the PGA Design Center joint venture, as described above, BBXRE reinvested

$2.1 million of the proceeds in the PGA Lender joint venture, a joint venture formed with the PGA Design Center joint venture to invest in the seller financing provided to the buyer.

Results of Operations

Information regarding the results of operations for BBX Capital Real Estate is set forth below (dollars in thousands):

	For the Years Ended December 31,			Change 2019 vs 2018	Change 2018 vs 2017
	2019	2018	2017
Sales of real estate inventory	$5,049	21,771	—	(16,722)	21,771
Interest income	750	2,277	2,225	(1,527)	52
Net gains on sales of real estate assets	13,616	4,563	1,451	9,053	3,112
Other	1,619	2,541	4,997	(922)	(2,456)

Total revenues	$21,034	31,152	8,673	(10,118)	22,479

Cost of real estate inventory sold	2,643	14,116	—	(11,473)	14,116
Recoveries from loan losses, net	(5,428)	(8,653)	(7,546)	3,225	(1,107)
Impairment losses	47	571	1,696	(524)	(1,125)
Selling, general and administrative expenses	9,144	9,210	11,127	(66)	(1,917)

Total costs and expenses	6,406	15,244	5,277	(8,838)	9,967

Operating profits	14,628	15,908	3,396	(1,280)	12,512
Equity in net earnings of unconsolidated joint ventures	37,898	14,194	12,541	23,704	1,653
Other income	170	112	148	58	(36)

Income before income taxes	$52,696	30,214	16,085	22,482	14,129

BBX Capital Real Estate’s income before income taxes for the year ended December 31, 2019 compared to the 2018 period increased by $22.5 million, or 74.4%, primarily due to the following:

•

A net increase in equity in earnings of unconsolidated joint ventures and gains on sales of real estate assets primarily associated with the sales in 2019 described above, as well as the sale of single-family homes by the Chapel Trail joint venture; partially offset by

•	The recognition of a $3.1 million net gain upon the sale of a student housing complex in 2018;

•

A decrease in interest income and recoveries from loan losses primarily due to the continued decline in the balance of the legacy asset portfolio, as several significant nonaccrual commercial loans were repaid in 2018; and

•	A decrease in net profits from the sale of developed lots to homebuilders at the Beacon Lake Community development, as BBXRE sold 51 developed lots in 2019 and 251 in 2018.

BBX Capital Real Estate’s income before income taxes for the year ended December 31, 2018 compared to 2017 increased by $14.1 million, or 87.9%, primarily due to the following:

•	Net profits from the sale of 251 developed lots to homebuilders at the Beacon Lake Community development during the year ended December 31, 2018;

•	Net gains on the sale of real estate primarily resulting from the sale of a student housing facility during 2018;

•

A net increase in equity in earnings of unconsolidated joint ventures primarily due to the sale of the properties developed by the Addison on Millenia and Altis at Shingle Creek joint ventures, partially offset by the CC Homes Bonterra joint venture’s completion of sales in its 394 single-family home community development during late 2017;

•	A decrease in impairment losses on commercial land parcels; and

•	An increase in recoveries from loan losses primarily resulting from a $2.9 million recovery on a commercial loan in 2018; partially offset by

•

A decrease in net profits from the above mentioned student housing facility after its sale, which consists of a decrease in rental revenues and selling, general and administrative expenses associated with the property.

BBX Sweet Holdings Reportable Segment

Overview

During the fourth quarter of 2019, the Company reorganized the operating businesses in the confectionery industry that are owned by BBX Sweet Holdings, including the centralization of various management and back office activities and the management of the operations of these businesses by the Company’s executive management based on the consolidated activities and results of BBX Sweet Holdings. In addition, BBX Sweet Holdings continued its efforts to streamline and integrate the operations of these businesses, including the manufacturing and sourcing of certain products by Las Olas Confections and Snacks for BBX Sweet Holdings’ retail operations at IT’SUGAR and Hoffman’s Chocolates. As a result of these organizational changes, the Company updated its internal and external presentations of the operating results of these businesses to reflect the consolidated results of BBX Sweet Holdings.

IT’SUGAR

Consistent with its focus at the time on selectively opening larger stores in resort and entertainment locations which experience high traffic, IT’SUGAR invested capital in several new retail locations in 2019, including Grand Bazaar, a 6,000 square foot location in Las Vegas, Nevada that was opened in June 2019, and a 22,000 square foot, three story candy department store at American Dream, a 3 million square foot shopping and entertainment complex in New Jersey, that was opened in December 2019.

Hoffman’s Chocolates

During the year ended December 31, 2019, BBX Sweet Holdings implemented various initiatives to reduce costs at Hoffman’s Chocolates, including reductions in corporate personnel and the integration of certain of its management and back office activities with BBX Sweet Holdings.

Las Olas Confections and Snacks

During the year ended December 31, 2019, Las Olas Confections and Snacks significantly reduced its operating losses as a result of various strategic initiatives implemented by BBX Sweet Holdings during 2018, including the closure of a manufacturing facility in Utah and a reduction in corporate personnel and infrastructure, and various impairment losses and other costs recognized in 2018 in connection with such initiatives that did not reoccur in 2019.

Results of Operations

Information regarding the results of operations for BBX Sweet Holdings is set forth below (dollars in thousands):

	For the Years Ended December 31,				Change 2019 vs 2018	Change 2018 vs 2017
	2019		2018	2017
Trade sales		$105,406	101,187	72,899	4,219	28,288
Cost of trade sales		(67,703)	(65,829)	(51,975)	(1,874)	(13,854)

Gross margin		37,703	35,358	20,924	2,345	14,434
Interest income		56	61	40	(5)	21
Other revenues		324	10	7	314	3
Interest expense		(196)	(308)	(335)	112	27
Impairment losses		(142)	(4,147)	(5,786)	4,005	1,639
Selling, general and administrative expenses		(43,203)	(46,130)	(31,703)	2,927	(14,427)

Total operating losses		(5,458)	(15,156)	(16,853)	9,698	1,697
Other income		336	170	72	166	98

Loss before income taxes		$(5,122)	(14,986)	(16,781)	9,864	1,795

Gross margin percentage	%	35.77	34.94	28.70	0.83	6.24

SG&A as a percent of trade sales	%	40.99	45.59	43.49	(4.60)	2.10

BBX Sweet Holdings’ results of operations include the results of IT’SUGAR’s operations commencing on June 16, 2017, the date on which BBX Sweet Holdings acquired IT’SUGAR.

BBX Sweet Holdings’ loss before income taxes for the year ended December 31, 2019 compared to the same 2018 period decreased by $9.9 million, or 65.8%, primarily due to the following:

•	The recognition of impairment losses in 2018 in connection with the implementation of various strategic initiatives in 2018, as described above, and ongoing losses from BBX Sweet Holdings’ businesses;

•

A net decrease in selling, general and administrative expenses primarily due to the above mentioned strategic initiatives, which have resulted in lower ongoing operating costs and the recognition of severance and other expenses in 2018 that did not reoccur in 2019, partially offset by costs associated with new IT’SUGAR locations opened in 2019 and 2018, including the FAO Schweetz location in New York City, the Grand Bazaar location in Las Vegas, and the American Dream location in New Jersey; and

•

A net increase in gross margin primarily due to sales from the new IT’SUGAR locations described above and improvements in Las Olas Confections and Snacks’ gross margin percentage as a result of improved efficiencies in its manufacturing facility and the closure of its manufacturing facility in Utah.

BBX Sweet Holdings’ loss before income taxes for the year ended December 31, 2018 compared to the same 2017 period decreased by $1.8 million, or 10.7%, primarily due to the following:

•

A net increase in the loss before income taxes generated by IT’SUGAR as a result of costs and expenses associated with replacing various executives and opening new locations, as well as the operating results for 2018 reflecting seasonal operating losses that are typically incurred during the first half of the annual period which are not reflected in IT’SUGAR’s operating results for 2017 due to the timing of BBX Sweet Holdings’ acquisition of IT’SUGAR in June 2017;

•	A net decrease in Las Olas Confections and Snacks selling, general and administrative expenses and improvements in gross margin primarily due to the above mentioned strategic initiatives; and

•	A net decrease in impairment losses related to certain of BBX Sweet Holdings’ businesses.

Information regarding the results of operations for IT’SUGAR is set forth below (dollars in thousands):

	For the Years Ended December 31,			June 16, 2017 to December 31, 2017	Change 2019 vs 2018	Change 2018 vs 2017
	2019		2018
Trade sales		$85,275	79,618	46,765	5,657	32,853
Cost of trade sales		(50,748)	(46,718)	(26,639)	(4,030)	(20,079)

Gross margin		34,527	32,900	20,126	1,627	12,774
Interest income		—	1	2	(1)	(1)
Other revenues		10	10	6	—	4
Interest expense		(114)	(40)	—	(74)	(40)
Impairment losses		(142)	—	—	(142)	—
Selling, general and administrative expenses		(36,521)	(35,404)	(17,594)	(1,117)	(17,810)

Total operating (losses) profits		(2,240)	(2,533)	2,540	293	(5,073)
Other income		276	149	58	127	91

Loss before income taxes		$(1,964)	(2,384)	2,598	420	(4,982)

Gross margin percentage	%	40.49	41.32	43.04	(0.83)	(1.71)

SG&A as a percent of trade sales	%	42.83	44.47	37.62	(1.64)	6.85

Renin Reportable Segment

Overview

During the year ended December 31, 2019, Renin’s trade sales were down compared to its trade sales in 2018. Although Renin’s gross trade sales marginally increased during 2019 as compared to 2018, this increase was offset by higher volume rebates and promotional spend on customers in its retail channel. Overall, sales to retail customers, including big box retailers, continue to comprise a significant portion of Renin’s customer mix, as retail, commercial, and direct installation trade sales as a percentage of total gross trade sales were 63%, 26%, and 11%, respectively, during the year ended December 31, 2019. With respect to Renin’s product mix, although barn door products had been historically increasing as a percentage of its overall product mix, Renin’s product mix based on gross sales within its major product categories remained relatively consistent in 2019 as compared to 2018.

Although Renin’s gross margins improved in 2019 as compared to 2018 partially due to the impact of certain promotions in which products were sold at low margins in 2018, Renin experienced increased costs on the products it sources from China as a result of tariffs levied on these products. As a result, Renin is focusing on identifying alternative sources for such products and reducing the costs of its manufactured products. Renin has also experienced increased interest in its manufactured products in its commercial channel, as its domestically produced products are becoming more competitive with Chinese imports as a result of tariffs.

Results of Operations

Information regarding the results of operations for Renin is set forth below (dollars in thousands):

	For the Years Ended December 31,				Change 2019 vs 2018	Change 2018 vs 2017
	2019		2018	2017
Trade sales		$67,537	68,417	68,935	(880)	(518)
Cost of trade sales		(54,243)	(55,483)	(54,941)	1,240	(542)

Gross margin		13,294	12,934	13,994	360	(1,060)
Interest expense		(498)	(638)	(509)	140	(129)
Selling, general and administrative expenses		11,066	9,903	11,112	1,163	(1,209)

Total operating profits		1,730	2,393	2,373	(663)	20

Other income		153	—	—	153	—
Foreign exchange (loss) gain		(75)	68	(193)	(143)	261

Income before income taxes		$1,808	2,461	2,180	(653)	281

Gross margin percentage	%	19.68	18.90	20.30	0.78	(1.40)

SG&A as a percent of trade sales	%	16.39	14.47	16.12	1.92	(1.65)

Renin’s income before income taxes for the year ended December 31, 2019 compared to the same 2018 period decreased by $0.7 million, or 26.5%, primarily due to the following:

•

An increase in selling, general and administrative expenses primarily due to consulting expenses related to the procurement of raw materials, severance expenses, and higher employee compensation expenses associated with the accrual of performance bonuses; and

•	A decrease in trade sales primarily resulting from higher volume rebates and promotional spend on customers in Renin’s retail channel; partially offset by

•

An improvement in Renin’s gross margin percentage which reflects improved pricing for the procurement of raw materials in 2019 and a barn door promotion to sell excess inventory in 2018 that was not repeated in 2019, partially offset by the impact of tariffs on products imported from China.

Renin’s income before income taxes for the year ended December 31, 2018 compared to 2017 increased by $0.3 million, or 12.9%, primarily due to the following:

•	A decrease in selling, general and administrative expenses primarily attributable to a reduction in headcount and lower consulting expenses; partially offset by

•

A decrease in trade sales primarily due to the impact of lower sales to customers in its commercial and direct installation channels and higher rebates and promotional discounts, partially offset by an increase in sales to retail customers; and

•	An overall decrease in the gross margin percentage primarily due to promotional discounts provided to a customer to sell excess inventory.

Other

Other in the Company’s segment information includes its investments in other operating businesses, including a restaurant located in South Florida that was acquired through a loan foreclosure and an insurance agency. Income before income tax for the other businesses was $0.3 million for each of the years ended December 31, 2019 and 2018 and a net loss before income tax of $0.2 million for the year ended December 31, 2017.

Reconciling Items and Eliminations

Reconciling items and eliminations in the Company’s segment information includes the following:

•	New BBX Capital’s corporate general and administrative expense allocation from Parent;

•	Elimination of transactions between New BBX Capital’s subsidiaries; and

•	Interest expense capitalized in connection with real estate construction.

Corporate General and Administrative Expenses

New BBX Capital’s corporate general and administrative expenses consist of a cost allocation of services provided by Parent to New BBX Capital for various support functions, including executive compensation, legal, accounting, human resources, investor relations, and executive offices. The cost allocation from Parent to New BBX Capital’s for the years ended December 31, 2019, 2018, and 2017, were $20.7 million, $21.2 million, and $14.9 million, respectively. The lower cost allocation for the year ended December 31, 2017 compared to the years ended December 31, 2019 and 2018 was due to the impact of lower revenues during 2017, as IT’SUGAR was acquired in June 2017.

Provision for Income Taxes

The Company’s effective income tax rate was approximately 29.0%, (96.0%), and (9.7%) during 2019, 2018 and 2017, respectively. The provision for income taxes was different than the expected federal income tax rate of 21% for the years ended December 31, 2019 and 2018 primarily due to nondeductible executive compensation and state income taxes, and for 2018, nondeductible goodwill impairments and a $2.8 million adjustment associated with the Company’s completion of its analysis of its accounting for the enactment of the Tax Reform Act in December 2017. See Note 13 to New BBX Capital’s audited combined carve-out financial statements for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this information statement for additional information with respect to the Company’s accounting for the Tax Reform Act. The benefit for income taxes was lower than the expected federal income tax rate of 35% for the year ended December 31, 2017 due to the reduction in the corporate tax rate discussed above, nondeductible executive compensation and goodwill impairments, and state income taxes.

Discontinued Operations

In September 2019, due to continuing losses at FFTRG’s MOD Pizza restaurant locations and the Company’s goal of streamlining its investment verticals, the Company entered into an agreement with MOD to terminate FFTRG’s area development and franchise agreements. The Company disposed of its restaurant locations by transferring the assets and lease obligations to MOD or closing the restaurant locations in September 2019.

The net losses before taxes from the Company’s MOD Pizza franchise operations for the years ended December 31, 2019, 2018, and 2017 were $9.4 million, $4.5 million, and $2.5 million, respectively. The net losses for the year ended December 31, 2019 included aggregate impairment losses of $6.7 million related to the transfer of the seven restaurant locations to MOD Pizza and the closure of the two restaurant locations.

The net losses in the 2018 and 2017 periods were primarily attributable to selling, general, and administrative expenses, including compensation expenses associated with store employees and operations, human resource, marketing, and finance personnel that were hired in connection with establishing initial restaurant operations, depreciation expense associated with leasehold improvements, furniture, and fixtures at restaurant locations, and costs associated with store openings and the review of potential restaurant sites. During the year ended December 31, 2018, the selling, general and administrative expenses were partially offset by sales generated from the five restaurant locations opened during 2018 and the two restaurant locations opened during the fourth quarter of 2017.

Net Income Attributable to Noncontrolling Interests

New BBX Capital’s consolidated financial statements include the results of operations and financial position of IT’SUGAR, a partially-owned subsidiary in which it holds a controlling financial interest. As a result, the Company is required to attribute net income to the noncontrolling interests in this subsidiary.

Net loss attributable to noncontrolling interests during the years ended December 31, 2019, 2018, and 2017 was $0.2 million, $0.3 million, and $20,000, respectively.

Consolidated Cash Flows

A summary of our consolidated cash flows is set forth below (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Cash flows provided by (used in) operating activities	$22,669	11,207	(13,388)
Cash flows provided by (used in) investing activities	35,963	1,574	(39,268)
Cash flows (used in) provided by financing activities	(67,427)	(10,084)	46,974

Net (decrease) increase in cash, cash equivalents and restricted cash	$(8,795)	2,697	(5,682)
Cash, cash equivalents and restricted cash at beginning of period	30,082	27,385	33,067

Cash, cash equivalents and restricted cash at end of period	$21,287	30,082	27,385

Cash Flows provided by Operating Activities

The Company’s operating cash flows increased $11.5 million during the year ended December 31, 2019 compared to the same period in 2018. The increase was primarily due to increase in operating distributions from real estate joint ventures partially offset by a decrease in proceeds from the sale of developed lots at the Beacon Lake Community development and an increase in spending on the development of real estate inventory at Beacon Lake.

The Company’s operating cash flows increased $24.6 million during the year ended December 31, 2018 compared to the same period in 2017. The increase was primarily due to higher operating distributions from real estate joint ventures and the sale of real estate inventory at the Beacon Lake Community development.

Cash Flows provided by/used in Investing Activities

Cash provided by investing activities increased by $34.4 million during the year ended December 31, 2019 compared to the same period in 2018. The increase primarily reflects a $19.4 million increase in distributions from unconsolidated real estate joint ventures, $17.3 million of higher proceeds from the sale of real estate and property and equipment, and a $4.0 million net decrease in investments in unconsolidated real estate joint ventures, partially offset by a $13.1 million decrease in proceeds from net loan recoveries.

Cash provided by investing activities increased by $40.8 million during the year ended December 31, 2018 compared to the same period in 2017. The increase reflects the $58.4 million of cash paid for the Company’s acquisition of IT’SUGAR in June 2017, partially offset by the acquisition of joint venture interests associated with the Altman Companies and increased expenditures for property and equipment.

Cash Flows provided by/used in Financing Activities

Cash used in financing activities increased by $57.3 million during the year ended December 31, 2019 compared to the same period in 2018. The increase was primarily the result of $65.4 million of net transfers to

Parent compared to net transfers from Parent of $7.6 million during 2018. The increase in cash used from financing activities was partially offset by a $14.1 million decrease in repayments of notes payable.

Cash used in financing activities increased by $57.1 million during the year ended December 31, 2018 compared to the same period in 2017. The increase was primarily the result of a $34.4 million increase in net transfers to Parent and a $15.7 million increase in loan repayments, partially offset by a $6.6 million increase net proceeds from borrowings.

Commitments

The Company’s material commitments as of December 31, 2019 included the required payments due on its, notes payable and other borrowings and commitments under non-cancelable operating leases.

The following table summarizes the contractual minimum principal and interest payments, net of unamortized discount, required on all of the Company’s outstanding debt and payments required on the Company’s non-cancelable operating leases by period due date as of December 31, 2019 (in thousands):

	Payments Due by Period
	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 Years	Unamortized Debt Issuance Costs	Total
Contractual Obligations (1)
Notes payable and other borrowings	$7,017	6,842	2,279	27,422	(824)	42,736
Noncancelable operating leases	19,492	39,178	27,671	32,299	—	118,640

Total contractual obligations	26,509	46,020	29,950	59,721	(824)	161,376

Interest Obligations (2)
Notes payable and other borrowings	2,293	3,774	3,265	20,194	—	29,526

Total contractual interest	2,293	3,774	3,265	20,194	—	29,526

Total contractual obligations	$28,802	49,794	33,215	79,915	(824)	190,902

(1)

Does not include BBXRE’s obligation under the Altman Companies’ operating agreement to purchase an additional 40% equity interest in January 2023 for a purchase price, subject to certain adjustments, of $9.4 million.

(2)	Assumes that the scheduled minimum principal payments are made in accordance with the table above and the interest rate on variable rate debt remains the same as the rate at December 31, 2019.

Off-balance-sheet Arrangements

New BBX Capital guarantees certain obligations of its wholly-owned subsidiaries and unconsolidated real estate joint ventures, which are not included in the contractual obligations table above, and also guarantees certain of the obligations in the above table as described in further detail in Note 16 to New BBX Capital’s audited combined carve-out financial statements for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this information statement.

The Company has investments in joint ventures involved in the development of multifamily apartment and townhome communities, as well as single-family master planned communities. The Company’s investments in these joint ventures are accounted for under the equity method of accounting, and as a result, the Company does not recognize the assets and liabilities of these joint ventures in its financial statements. As of December 31, 2019 and 2018, the Company’s investments in these joint ventures totaled $57.3 million and $64.7 million, respectively. These unconsolidated real estate joint ventures generally finance their activities with a combination of debt financing and equity. The Company generally does not directly guarantee the financing of these joint ventures, other than as described in further detail in Note 7 to New BBX Capital’s audited combined carve-out financial statement for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this information statement, and the Company’s maximum exposure to losses from these joint ventures is its equity investment. The Company is typically not obligated to fund additional capital to its joint ventures; however, the Company’s interest in a joint venture may be diluted if the Company elects not to fund a joint venture capital call.

Liquidity and Capital Resources

As of June 30, 2020, the Company, had cash, cash equivalents, and short-term investments of approximately $96.5 million. Management believes that the Company has sufficient liquidity to fund operations, including anticipated working capital, capital expenditure, and debt service requirements, and respond to the challenges related to the COVID-19 pandemic for the foreseeable future, subject to mitigation and cost reduction efforts and management’s determination of whether and/or the extent to which it will fund the operations and commitments of its subsidiaries. As discussed in this report, the Company has sought to take various mitigating measures to manage through the current challenges resulting from the COVID-19 pandemic, including cost and capital expenditure reductions at its subsidiaries. However, management is continuing to evaluate the potential operating deficits and liquidity requirements of its subsidiaries as a result of the impact of the COVID-19 pandemic and may determine not to provide additional funding or capital to subsidiaries whose operations it believes may not be sustainable.

New BBX Capital’s principal sources of liquidity have historically been its available cash and short-term investments, distributions from unconsolidated real estate joint ventures, proceeds received from lot sales at the Beacon Lake Community development, sales of real estate, and contributions from Parent. However, the COVID-19 pandemic has impacted or otherwise resulted in uncertainty regarding many of these sources of liquidity, and if the proposed distribution of New BBX Capital’s stock to Parent’s stockholders is approved and consummated, New BBX Capital will no longer receive ongoing capital contributions from Parent following the consummation of the distribution. New BBX Capital believes that its primary source of liquidity for the foreseeable future will be its available cash, cash equivalents, and short-term investments.

New BBX Capital believes that its current financial condition will allow it to meet its anticipated near-term liquidity needs. New BBX Capital may also seek additional liquidity from outside sources, including traditional bank financing, secured or unsecured indebtedness, or the issuance of equity and/or debt securities. However, these alternatives may not be available to New BBX Capital on attractive terms, or at all. The inability to raise funds through the sources discussed above would have a material adverse effect on the Company’s business, results of operations, and financial condition.

Anticipated and Potential Liquidity Requirements

New BBX Capital has historically used its available funds for operations and general corporate purposes (including working capital, capital expenditures, debt service requirements, and the Company’s other commitments described above), make additional investments in real estate opportunities, operating businesses, or other opportunities, or make distributions to Parent. While New BBX Capital may continue to evaluate opportunistic investments, New BBX Capital currently expects to use its available funds primarily for operations and general corporate purposes and to fund operating deficits resulting from the COVID-19 pandemic. However, as discussed above, New BBX Capital’s management intends to evaluate the operating deficits and liquidity requirements of its subsidiaries as a result of the impact of the COVID-19 pandemic on operations and general economic conditions and may make a determination that it will not provide additional funding or capital to certain of its subsidiaries.

In November 2018, BBXRE acquired a 50% membership interest in the Altman Companies, a joint venture between the Company and Joel Altman engaged in the development, construction, and management of multifamily apartment communities. Although the Altman Companies generates revenues from the performance of development, general contractor, leasing, and property management services to the joint ventures that are formed to invest in the development projects that it originates, it is expected to generate profits for BBXRE and Joel Altman primarily through the equity distributions that BBXRE and Joel Altman receive through their investment in the managing member of such joint ventures. Therefore, as the timing of such distributions to BBXRE and Joel Altman is generally contingent upon the sale or refinancing of a completed development project, it is anticipated that BBXRE and Joel Altman will be required to contribute capital to the Altman Companies for its ongoing operating costs and predevelopment expenditures, as well as to the managing member of newly formed joint ventures. At the current time, BBXRE anticipates that it will invest approximately $1.0 million to $2.0 million in the Altman Companies and related joint ventures during the remainder of 2020 relating to planned predevelopment expenditures, ongoing operating costs and potential operating shortfalls related to certain projects. Furthermore, if the Altman Companies closes on development financing for additional projects, BBXRE expects that it would be required to contribute an additional $1.25 million to ABBX Guaranty, LLC, a joint venture between BBXRE and Joel Altman that provides guarantees on the indebtedness and construction cost overruns of new real estate joint ventures formed by the Altman Companies. However, at this time, the COVID-19 pandemic has resulted in uncertainty in the ability of the Altman Companies to close on the capital necessary to commence the construction of new projects for the foreseeable future.

Pursuant to the operating agreement of the Altman Companies, BBXRE will also acquire an additional 40% equity interest in the Altman Companies from Joel Altman for a purchase price of $9.4 million in January 2023, while Joel Altman can also, at his option or in other predefined circumstances, require BBXRE to purchase his remaining 10% equity interest in the Altman Companies for $2.4 million. In addition, in certain circumstances, BBXRE may acquire the 40% membership interests in Altman-Glenewinkel Construction that are not owned by the Altman Companies for a purchase price based on prescribed formulas in the operating agreement of Altman-Glenewinkel Construction.

In addition to BBXRE’s anticipated investments in the Altman Companies and related joint ventures, BBXRE has entered into two real estate joint ventures, CCB Miramar, LLC and L03/212 Partners, LLC, in which the Company expects to contribute additional capital of approximately $1.9 million during the next twelve to twenty-four months based on the current plans and estimates associated with the related development projects.

Credit Facilities with Future Availability

As of June 30, 2020, New BBX Capital and certain of its subsidiaries had the following credit facilities with future availability, subject to eligible collateral and the terms of the facilities, as applicable.

Toronto-Dominion Commercial Bank. In May 2017, Renin entered into a credit facility with TD Bank that was subsequently renewed in September 2019 and 2018. Under the terms and conditions of the credit facility, TD Bank agreed to provide term loans for up to $1.7 million and loans under a revolving credit facility for up to approximately $16.3 million subject to certain terms and conditions. During the first quarter of 2020, Renin received a waiver from TD Bank of its breach of the quarterly debt service coverage ratio under the facility, and the credit facility was amended to replace the existing debt service coverage ratio with an interest coverage ratio. In connection with the amendment to the credit facility, Renin repaid the outstanding balance of the term loan with borrowings from the revolving credit facility. As of June 30, 2020, the outstanding amounts under the revolving credit facility was $8.0 million with an effective interest rate of 3.17%.

As of June 30, 2020, New BBX Capital and certain of its subsidiaries had availability of approximately $5.2 million under the above revolving lines of credit, subject to eligible collateral and the terms of the facilities, as applicable. However, the effects of the COVID-19 pandemic on the Company’s operations could impact its ability to remain in compliance with the financial covenants under these facilities and limit the extent of availability under the facilities in future periods.

In connection with the spin-off, Parent will enter into a $75 million promissory note in favor of New BBX Capital. Amounts outstanding under the note will accrue interest at a rate of 6% per annum. The note will require payments of interest only on a quarterly basis. It is also anticipated that payments may be deferred at the option of Parent, with amounts deferred to accrue interest at a cumulative, compounded rate of 8% per annum. All outstanding amounts under the note will become due and payable in five years or upon certain events.

Critical Accounting Policies

Management views critical accounting policies as accounting policies that are important to the understanding of our financial statements and also involve estimates and judgments about inherently uncertain matters. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of financial condition and assumptions that affect the recognition of income and expenses on the consolidated statements of operations and comprehensive income (loss) for the periods presented. On an ongoing basis, management evaluates its estimates, including, but not limited to, those that relate to the determination of: the recognition of revenue; the recovery of the carrying value of real estate inventories; the fair value of assets measured at, or compared to, fair value on a non-recurring basis, such as assets held for sale, intangible assets, other long-lived assets and goodwill; the valuation of assets and liabilities assumed in the acquisition of a business; the amount of deferred tax valuation allowance and accounting for uncertain tax positions; and the estimate of contingent liabilities related to litigation and other claims and assessments. The accounting policies that we have identified as critical accounting policies are: the recognition of revenue; evaluating goodwill for impairment; and evaluating long-lived assets and definite lived intangible assets for impairment. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions. If actual results significantly differ from management’s estimates, our results of operations and financial condition could be materially and adversely impacted.

Revenue Recognition—Variable Consideration on Trade Sales and Sales of Real Estate Inventory

The Company’s trade sales are generally sold with a right of return, and the Company may provide other sales credits or incentives, such as volume discounts or rebates. Additionally, the Company is entitled to contingent consideration on certain single-family lot sales to builders. These programs are accounted for as variable consideration when determining the amount of revenue to recognize upon transfer of control. Estimates of contingent consideration, returns, and incentives are calculated using the expected value method and updated at the end of each reporting period when additional information becomes available. Variable consideration estimates are based on historical experience adjusted for current economic conditions and sales trends. These estimates rely on assumptions and judgments regarding issues where the outcome is unknown, and actual results or values may differ significantly from these estimates. A significant change in the timing of revenue recognized could occur if actual variable consideration is significantly different than our estimates.

Evaluating Goodwill for Impairment

The process of evaluating goodwill for impairment involves the determination of the fair value of the Company’s reporting units. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including the Company’s interpretation of current economic indicators and market valuations, and assumptions about the Company’s strategic plans with regard to its operations. Due to the uncertainties associated with such evaluations, actual results could differ materially from such estimates. The Company’s goodwill as of December 31, 2019 was $37.2 million, $35.2 million of which related to the IT’SUGAR reporting unit. Based on its annual impairment test as of December 31, 2019, the Company determined that the goodwill assigned to its reporting units, including the IT’SUGAR reporting unit, was not impaired at December 31, 2019. However, due to the continuing adverse impacts of the COVID-19 pandemic, in connection with its impairment testing as of March 31, 2020, the Company estimated that the fair value of the IT’SUGAR reporting unit was $27.3 million as of March 31, 2020 and recognized a goodwill impairment loss of $20.3 million during the quarter ended March 31, 2020 based on the excess of the carrying amount of the IT’SUGAR reporting unit over its estimated fair value.

In addition to the IT’SUGAR reporting unit, the Company tested the goodwill of its other reporting units and based on its estimates of fair value recognized goodwill impairment losses of $2.1 million during the six months ended June 30, 2020 related to these reporting units. The decline in the fair value of these reporting units from December 31, 2019 primarily resulted from the effects of the COVID-19 pandemic on these businesses. To the extent that conditions or performance do not improve, we may recognize additional goodwill impairment charges in future periods.

Evaluating Long-lived Assets and Definite-lived Intangible Assets for Impairment

The Company evaluates its long-lived assets and definite-lived intangible assets, including property and equipment, and real estate held-for-investment, for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. With respect to property and equipment associated with new retail locations, the Company assesses whether there are indicators of impairment upon the earlier of the stabilization of the applicable retail location or twelve to eighteen months following the opening of the location (depending on the maturity of the retail brand). The carrying amounts of assets are not considered recoverable when the carrying amounts exceed the undiscounted cash flows estimated to be generated by those assets. As the carrying amounts of these assets are dependent upon estimates of future earnings that they are expected to generate, these assets may be impaired if cash flows decrease significantly or do not meet expectations, in which case they would be written down to their fair value. The estimates of useful lives and expected cash flows require us to make significant judgments regarding future periods that are subject to a number of factors, many of which may be beyond our control. As of December 31, 2019, the Company had capitalized in excess of $9.2 million of property and equipment associated with new IT’SUGAR retail locations which had not stabilized or had not been open for twelve to eighteen months. As a result of the Company’s testing of its long-lived assets for impairment as of June 30, 2020, the Company recognized impairment losses of $5.4 million during the six months ended June 30, 2020 related primarily to leasehold improvements and right-of-use assets associated with certain of IT’SUGAR’s retail locations. The recognition of these impairment losses primarily resulted from the effects of the COVID-19 pandemic on the estimated cash flows expected to be generated by the related assets. To the extent that conditions or performance do not improve, we may recognize additional impairment charges associated with these locations and assets in future periods.

Recent Accounting Pronouncements

See Note 2 to the Company’s audited combined carve-out financial statements for the years ended December 31, 2019, 2018 and 2017 for a discussion of recently adopted and recently issued accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is defined as the risk of loss arising from adverse changes in market valuations resulting from interest rate risk, foreign currency exchange rate risk, commodity price risk and equity price risk. New BBX Capital’s primary market risk is equity price risk, interest rate risk and commodity price risk.

New BBX Capital’s real estate assets market risk consists primarily of equity pricing risk and secondarily interest rate risk. New BBX Capital’s real estate assets are investments in unconsolidated real estate companies, real estate held-for-investment or held-for-sale and real estate inventory. New BBX Capital’s financial condition and earnings are affected by changes in real estate values in the markets where the real estate or real estate collateral is located and changes in interest rates which affects the affordability of real estate. As a result, there is exposure to equity pricing and interest rate risk in the real estate market.

New BBX Capital’s results of operations are subject to foreign currency exchange risk of the U.S. dollar compared to the Canadian dollar though its ownership of Renin. Renin’s assets, liabilities, revenue and expenses that are denominated in foreign currencies will be affected by changes in the exchange rates between the U.S. dollar and the Canadian dollar. As of June 30, 2020, New BBX Capital has not entered into any foreign exchange forward contracts as hedges against foreign currency exchange risk.

New BBX Capital is affected by interest rates, which are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The nature and timing of any changes in such policies or general economic conditions and their effect on the Company and its subsidiaries are unpredictable.

As of June 30, 2020, New BBX Capital had fixed interest rate debt of approximately $34.7 million and floating interest rate debt of approximately $8.0 million. The floating interest rates are subject to floors and are generally based either upon the prevailing prime or LIBOR rates. For floating rate financial instruments, interest rate changes generally do not affect the market value of the debt, but do impact earnings and cash flows relating to the debt, assuming other factors are held constant. Conversely, for fixed rate financial instruments, interest rate changes affect the market value of the debt but do not impact earnings or cash flows relating to the debt, assuming other factors are held constant.

New BBX Capital is subject to commodity pricing risk in connection with its Renin and BBX Sweet Holdings operating businesses. Commodity price increases or decreases ultimately result in corresponding changes in raw material prices which could impact our financial condition and results of operations. We have not in the past entered into, and do not currently have any plans to enter into, commodity futures and options contracts to reduce our commodity pricing risk.

To the extent inflationary trends, tightened credit markets or other factors affect interest rates, New BBX Capital’s debt service costs may increase. In the event of tightened credit markets, there may be a significant tightening of availability under our existing lines, we may be unable to renew our lines of credit or obtain new facilities. As a result, instability or volatility in the financial markets restricting the availability of credit, including any tightening of the credit markets in connection with the recent coronavirus outbreak, may adversely impact New BBX Capital’s business, results of operations, liquidity, or financial condition.

Impact of Inflation

The financial statements and related financial data and notes presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

New BBX Capital believes that inflation and changing prices have had and may in the future have a material impact on its revenues and results of operations. Furthermore, while increases in real estate construction and development costs may result in increases in rental rates and real estate sales prices, rental rates and sales prices may not increase commensurate with the increase in costs or they may decrease, and increased construction costs may have a material adverse impact on gross margin. In addition, inflation is often accompanied by higher interest rates which could have a negative impact on consumer demand and the costs of financing activities. Rising interest rates as well as increased materials and labor costs may reduce margins.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Related Party Transactions

New BBX Capital will have in place a policy for the review and approval of transactions in which New BBX Capital is to be a participant, where the amount involved exceeds or is expected to exceed $120,000 annually, and in which any of New BBX Capital’s directors or executive officers, or any of their immediate family members, will have a direct or indirect material interest. Any such related party transaction is to be for the benefit of New BBX Capital and upon terms no less favorable to New BBX Capital than if the related party transaction was with an unrelated party.

It is expected that New BBX Capital will delegate to its Nominating/Corporate Governance Committee the review and approval of related party transactions relating to directors or executive officers, or their immediate family members, other than those presenting issues regarding financial or accounting matters, the review and approval of which is expected to be delegated to the Audit Committee. In reviewing related party transactions, the Nominating/Corporate Governance Committee or the Audit Committee, as applicable, will evaluate and consider the terms of the related party transaction, including an assessment of the arms-length nature of the terms, and such other factors that it deems appropriate with respect to the transaction.

Related Party Transactions and Relationships

It is expected that Alan B. Levan, John E. Abdo and Jarett Levan will be deemed to control New BBX Capital following the spin-off by virtue of their collective ownership of shares expected to represent approximately 78.2% of the total voting power of New BBX Capital’s Class A Common Stock and Class B Common Stock following the spin-off. It is further expected that Messrs. Alan Levan, Abdo, Jarett Levan and Wise and Norman H. Becker are expected to serve as directors of both Parent and New BBX Capital following the spin-off.

New BBX Capital and its subsidiaries are parties to an Agreement to Allocate Consolidated Income Tax Liability and Benefits with Parent and its other subsidiaries. Under the agreement, the parties calculate their respective income tax liabilities and attributes as if each of them was a separate filer. If any tax attributes are used by another party to the agreement to offset its tax liability, the party providing the benefit will receive an amount for the tax benefits realized. For the year ended December 31, 2019, Renin paid Parent $1.0 million pursuant to the tax sharing agreement. As of December 31, 2019, $2.8 million was due from New BBX Capital to Parent under the tax sharing agreement. The tax sharing agreement will be terminated with respect to BBX Capital and its subsidiaries in connection with the spin-off.

For the year ended December 31, 2019, New BBX Capital and its subsidiaries reimbursed Parent for its provision of management advisory and employer provided medical insurance in the amount of $621,000, which was Parent’s cost of providing the services.

For the year ended December 31, 2019, New BBX Capital and its subsidiaries received $774,000 in consideration for its provision of risk management consulting services to Parent and Bluegreen Vacations.

Certain of New BBX Capital’s affiliates, including its executive officers, have independently made investments with their own funds in investments that New BBX Capital has sponsored or in which New BBX Capital holds investments.

In addition to the foregoing, see the section of this information statement entitled “The Spin-Off—Relationship Between New BBX Capital and Parent” for a description of the agreements expected to be entered into between Parent and New BBX Capital in connection with the spin-off which set forth the terms and conditions of the separation of the businesses of Parent between Parent and New BBX Capital and will govern various ongoing arrangements between Parent and New BBX Capital upon completion of the spin-off.

MANAGEMENT

Directors and Executive Officers Following the Spin-Off

The following table lists the names, ages and expected positions of the individuals who are expected to serve as the executive officers and/or directors of New BBX Capital immediately following the spin-off.

Name	Age	Position
Alan B. Levan	75	Chairman
John E. Abdo	76	Vice Chairman
Jarett S. Levan	46	Chief Executive Officer, President and Director; Chief Executive Officer, BBX Sweet Holdings
Seth M. Wise	50	Executive Vice President and Director; President, BBX Capital Real Estate; Co-Chief Executive Officer, The Altman Companies
Brett Sheppard	36	Chief Financial Officer
Norman H. Becker	82	Director
Andrew R. Cagnetta, Jr.	55	Director
Steven M. Coldren	72	Director
Gregory A. Haile	42	Director
Willis N. Holcombe	74	Director
Anthony P. Segreto	70	Director
Neil Sterling	68	Director

The following additional information is provided for each of the above-named individuals. Our executive officers will be appointed by, and serve at the discretion of, our Board of Directors. Except as set forth below, there is no family relationship between any of the individuals expected to serve as directors or executive officers of New BBX Capital.

Alan B. Levan formed the I.R.E. Group (predecessor to Parent) in 1972. From 1978 until December 2015, he served as Chairman, Chief Executive Officer and President of Parent or its predecessors. During February 2017, Mr. Alan Levan was reappointed as Parent’s Chairman and Chief Executive Officer and he continues to serve in such capacities. From December 2015 until his reappointment as Parent’s Chairman and Chief Executive Officer during February 2017, Mr. Alan Levan served as Founder and strategic advisor to Parent’s Board of Directors. Mr. Alan Levan has also served as Chairman of the Board of Bluegreen Vacations since May 2017 and from May 2002 to December 2015. In addition, effective January 1, 2020, Mr. Alan Levan was appointed Chief Executive Officer and President of Bluegreen Vacations. From May 2015 until February 2017, he served Bluegreen Vacations in a non-executive capacity. Bluegreen Vacations is a publicly traded company with common stock listed on the New York Stock Exchange (the “NYSE”). Parent currently holds approximately 93% of Bluegreen Vacations’ outstanding common stock. From 1994 until December 2015, Mr. Alan Levan was also Chairman and Chief Executive Officer of BCC, which merged with and into a wholly owned subsidiary of Parent during December 2016 (the “BCC Merger”). He also served as Founder and strategic advisor to the Board of Directors of BCC during that time and currently serves as its Chairman and Chief Executive Officer. In addition, Mr. Alan Levan served as Chairman of BankAtlantic, BCC’s former federal savings bank subsidiary, from 1987 until July 2012 when BCC sold BankAtlantic to BB&T Corporation (“BB&T”). Mr. Alan Levan also served as a director of Benihana Inc. (“Benihana”) until August 2012. Parent had a significant investment in Benihana until August 2012 when Benihana was acquired by Safflower Holdings Corp. We believe that Mr. Alan Levan is a strong operating executive and that his proven leadership skills will enhance us and our Board of Directors. We also believe that Mr. Alan Levan, as our Chairman, will provide our Board of Directors with critical insight regarding our business and prospects. Mr. Alan Levan is the father of Jarett S. Levan, who is expected to serve as Chief Executive Officer, President and a director of New BBX Capital and Chief Executive Officer of BBX Sweet Holdings.

John E. Abdo has served as Vice Chairman of Parent since 1993 and Vice Chairman of BCC since 1994. He has also served as Vice Chairman of the Board of Bluegreen Vacations since 2002, except for the period from December 2015 until August 2017, during which time he served as Acting Chairman of the Board of Bluegreen Vacations. Mr. Abdo served as Vice Chairman of BankAtlantic from 1987 until the completion of the sale of BankAtlantic to BB&T during July 2012. Mr. Abdo is also President of Abdo Companies, Inc., a member of the Board of Directors of the Performing Arts Center Authority (“PACA”) and the former 20-year President, and current member of the Investment Committee and Finance Committee, of the Broward Performing Arts Foundation. Mr. Abdo also served as a director of Benihana until August 2012, including serving as Vice Chairman of the Board of Benihana from 2009 through August 2012. We believe that, based on his extensive experience as part of the Florida business community and his knowledge of our business and affairs, we will benefit from Mr. Abdo’s contributions to our Board of Directors. We also believe that Mr. Abdo’s real estate background will enable him to provide additional knowledge and perspective to our Board of Directors.

Jarett S. Levan serves as President of Parent and will be the President and Chief Executive Officer of New BBX Capital. From December 2015 to February 2017, he also served as Acting Chairman and Chief Executive Officer of Parent. He has served as a member of Parent’s Board of Directors since September 2009. Since August 2017, Mr. Jarett Levan has served as a director of Bluegreen Vacations. Commencing in 1999 he was a Director and in 2015 he became the Acting Chairman and Chief Executive Officer of BCC until the completion of the BCC Merger in December 2016. Further, Mr. Jarett Levan was the President of BankAtlantic from 2005 to 2007 and was the Chief Executive Officer of BankAtlantic from January 2007 until July 2012 when BankAtlantic was sold to BB&T. Mr. Jarett Levan also serves as a director of Business for the Arts of Broward, the Broward Center for the Performing Arts, the Greater Fort Lauderdale Alliance, the Broward Workshop, the Broward College Foundation and is a member of the Ambassadors Board of Nova Southeastern University. We believe that Mr. Jarett Levan’s operating and management experience, and his knowledge of our business, will allow him to provide insight to our Board of Directors with respect to our business, affairs and prospects. Mr. Jarett Levan is the son of Alan B. Levan, who is expected to serve as our Chairman.

Seth M. Wise has served as a director and Executive Vice President of Parent since September 2009. Mr. Wise has also served as Executive Vice President of BCC since August 2012 and as a director of Bluegreen Vacations since August 2017. In addition, since July 2005, Mr. Wise has served as President of Woodbridge Holdings Corporation (including its predecessor, Woodbridge Holdings, LLC) (“Woodbridge”) after serving as its Executive Vice President since September 2003. He also previously was Vice President of Abdo Companies, Inc. We believe that Mr. Wise’s real estate-related experience and background will enhance our Board of Directors’ knowledge with respect to the real estate industry and that our Board will benefit from the insight he brings with respect to our operations and investments.

Brett Sheppard joined Parent in 2017 and has served as its Chief Accounting Officer since August 2018. Mr. Sheppard will be appointed Chief Financial Officer of New BBX Capital in connection with the spin-off. Prior to joining Parent, Mr. Sheppard served as Corporate Controller of Equity One, Inc. and as a Senior Auditor with Ernst & Young LLP. Mr. Sheppard is a Certified Public Accountant and holds an M.Pr.A. and B.B.A. in Accounting and Finance.

Norman H. Becker was appointed to Parent’s Board of Directors in connection with the completion of the BCC Merger during December 2016 after serving as a director of BCC since 2013. Mr. Becker is currently, and has been for more than ten years, self-employed as a Certified Public Accountant. Mr. Becker was the Chief Financial Officer and Treasurer of Proguard Acquisition Corp. as well as a member of its Board of Directors until his resignation from such positions during June 2012. Mr. Becker was previously a partner with Touche Ross & Co., the predecessor of Deloitte & Touche LLP, for more than ten years. He has served as a director of Bluegreen Vacations since 2003. He also served as a director of Benihana until August 2012. We believe that Mr. Becker’s business, financial and accounting expertise will allow him to provide valuable insight to our Board of Directors and that his accounting and financial knowledge will make him a valuable resource for our Audit Committee.

Andrew R. Cagnetta, Jr. has served as a director of Parent since 2018. Mr. Cagnetta is the Chief Executive Officer of Transworld Business Advisors, LLC, an international business brokerage firm headquartered in West Palm Beach, Florida. We believe that Mr. Cagnetta will be a valuable asset to our Board of Directors based on his understanding of, and connections in, the South Florida business market and his knowledge and experience with respect to business acquisitions and sales, including developments and trends with respect thereto, and other business and financial matters generally.

Steven M. Coldren was appointed to Parent’s Board of Directors in connection with the completion of the BCC Merger during December 2016 after serving as a director of BCC or its predecessor since 1986. Mr. Coldren is the President/Founder of Business Information Systems, Inc., a distributor of commercial recording systems since 1982. Until 2004, Mr. Coldren was also Chairman of Medical Information Systems, Corp., a distributor of hospital computer systems. We believe that Mr. Coldren’s business and financial experience as the President/Founder of Business Information Systems, Inc. and Chairman of Medical Information Systems Corp., combined with his knowledge of our business as a consequence of his long history of service as a director of Parent, will be valuable to our Board of Directors.

Gregory A. Haile was appointed to Parent’s Board of Directors during October 2019. Mr. Haile has served as the President of Broward College since July 1, 2018. From September 2011 to June 2018, he was the General Counsel and Vice President for Public Policy and Government Affairs for Broward College. Prior to joining Broward College, Mr. Haile was an attorney in private practice. We believe that Mr. Haile will provide valuable input and contributions to our Board based on, among other things, his leadership experience, relationships within and knowledge of the South Florida community, and significant history of board and committee service.

Willis N. Holcombe was appointed to Parent’s Board of Directors in connection with the completion of the BCC Merger during December 2016 after serving as a director of BCC since 2003. Dr. Holcombe served as the Chancellor of the Florida College System from October 2007 until his retirement from that position in November 2011 and as interim President of Florida State College at Jacksonville from January 2013 through December 2013. He previously served as the President of Broward Community College from January 1987 until January 2004, as well as interim President from November 2006 to July 2007. Dr. Holcombe also served as a director on the Florida Prepaid College Board from January 2008 through November 2011. We believe that Dr. Holcombe’s academic background and management acumen, including his previous service as Chancellor of the Florida College System, give him a unique perspective to provide meaningful insight to our Board of Directors and that we will also benefit from Dr. Holcombe’s knowledge of, and relationships within, the South Florida community.

Anthony P. Segreto was appointed to Parent’s Board of Directors in connection with the completion of the BCC Merger during December 2016 after serving as a director of BCC since 2012 and an advisory director of BCC from 2009 until 2012. Mr. Segreto also served as a consultant to BankAtlantic from October 2009 until the completion of the sale of BankAtlantic to BB&T during July 2012. Mr. Segreto was an integral part of the South Florida NBC news team for 40 years where he was a well- respected reporter and anchor for both sports and news. He has also served on the Boards of a number of nonprofit organizations, including as a member of the Board of Governors of the Huizenga School of Business and Entrepreneurship and the Community Foundation of Broward. We believe that we will benefit from Mr. Segreto’s recognition, relationships and community involvement in Florida, as well as his business acumen.

Neil Sterling has served as a director of Parent since 2003. Mr. Sterling has been the principal of The Sterling Resources Group, Inc., a business development consulting firm, since 1998. He is also the Founder and Chief Executive Officer of SRG Technology, LLC, a software development company. We believe that, as a result of his experience as an executive and business consultant and his resulting exposure to, and knowledge of, numerous companies and industries, Mr. Sterling will be able to bring strategic insight to our Board of Directors. In addition, we believe that he will provide a valuable perspective to our Board resulting from his not-for-profit services as a former member of the Broward County School Board, Founding Chairperson of PACA, and member of the Florida Ethics Commission, among other charitable and not-for-profit services.

Board of Directors Composition

Our Bylaws provide that our Board of Directors will consist of no less than three or more than sixteen directors, and for each director to serve for a term expiring at our next annual meeting of shareholders. The specific number of directors is set from time to time by resolution of the Board. It is expected that our Board of Directors will set the number of directors comprising the Board immediately following the spin-off at eleven directors. Our directors will hold office until their successors have been duly elected and qualified or until the earlier of their death, resignation or removal. An election of directors by our shareholders will be determined by plurality vote.

Director Independence

Based on current transactions and relationships, it is expected that Norman H. Becker, Andrew R. Cagnetta, Jr., Steven M. Coldren, Gregory Adam Haile, Willis N. Holcombe, Anthony P. Segreto and Neil Sterling, who together would comprise a majority of our Board of Directors and each of whom has been determined to be an “independent” director of Parent under the listing standards of the NYSE and applicable SEC rules and regulations, will qualify as independent directors for purposes of serving on our Board. We expect to make our determination of director independence using the definition of “independence” set forth in listing standards of the NYSE. In addition, it is expected that, to assist it in making its independence determinations, our Board of Directors will adopt the following categorical standards of relationships that, in our Board’s opinion, will not constitute material relationships that would impair a director’s independence: (i) serving on third party Boards of Directors, including Parent’s Board of Directors, with other members of our Board; (ii) payments or charitable gifts by us to entities with which a director is an executive officer or employee where such payments do not exceed the greater of $1 million annually or 2% of such entity’s consolidated gross revenues for the applicable year; and (iii) investments by directors in common with each other or us. In addition, among the relationships and transactions expected to be reviewed by our Board, it is expected that our Board will consider Mr. Becker’s service on the Board of Directors of Bluegreen Vacations, and that Business Information Systems, Inc., a company of which Mr. Coldren is the President leases office space from Abdo Companies, Inc., of which John E. Abdo is President. Prior to its expansion in 2019, the lease covered 4,000 square feet and provided for annual rent of $84,000. During 2019, the lease was expanded to cover a total approximately 6,000 square feet and the annual rent was increased to $140,000, which is purported to be the current market rate. Further, Gregory Adam Haile has served as the President of Broward College since July 2018 after serving as its General Counsel and Vice President for Public Policy and Government Affairs since September 2011 Mr. Haile is also a member of the Board of Directors of the Broward College Foundation. During 2019, Parent made contributions of $10,000 to each of Broward College and the Broward College Foundation. Such relationships are not expected to constitute material relationships that would impair the applicable director’s independence.

Board Committees

Following the spin-off, the standing committees of our Board will include an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee, each as further described below.

Audit Committee

We will have a separately-designated Audit Committee. The members of the Audit Committee are expected to be Norman H. Becker, Chairman, Andrew R. Cagnetta, Jr., Steven M. Coldren and Gregory A. Haile. We expect that each member of the Audit Committee will be deemed to be “financially literate” and “independent,” as determined in accordance with applicable rules and regulations, and that Mr. Becker will be determined to be “audit committee financial experts,” as defined under Item 407 of Regulation S-K promulgated by the SEC.

The Audit Committee’s responsibilities will include, among other things, appointing, retaining, overseeing and determining the compensation and services of our independent auditors, overseeing the quality and integrity of our financial statements and related disclosures, overseeing our compliance with legal and regulatory requirements, assessing our independent auditors’ qualifications, independence and performance, and monitoring the performance of our internal audit and control functions.

The responsibilities of the Audit Committee, which we anticipate will be substantially similar to the responsibilities of Parent’s Audit Committee, will be more fully described in the Audit Committee charter. We will post the Audit Committee charter on our website at                 , and we will provide it in print, without charge, to any shareholder that requests it.

Compensation Committee

We will have a separately-designated Compensation Committee. The members of the Compensation Committee are expected to be Neil Sterling, Chairman, Steven M. Coldren, and Willis N. Holcombe. We expect that each member of the Compensation Committee will be determined to be “independent,” as determined in accordance with applicable rules and regulations, and “non-employee directors” within the meaning of Section 16 of the Exchange Act.

The Compensation Committee will provide assistance to our Board in fulfilling its responsibilities relating to the compensation of our executive officers. It will review and determine the compensation of our executive officers, including our Chief Executive Officer, and administer our equity-based compensation plans. The Compensation Committee will have the authority to retain consultants to assist the Compensation Committee in its evaluation of executive compensation, as well as the authority to approve any such consultant’s fees and retention terms.

The responsibilities of the Compensation Committee, which we anticipate will be substantially similar to the responsibilities of Parent’s Compensation Committee, will be more fully described in the Compensation Committee charter. We will post the Compensation Committee charter on our website at                 , and we will provide it in print, without charge, to any shareholder that requests it.

Nominating/Corporate Governance Committee

We will have a separately-designated Nominating/Corporate Governance Committee. The members of the Nominating/Corporate Governance Committee are expected to be Steven M. Coldren, Chairman, Andrew R. Cagnetta, Jr., Gregory A. Haile, Anthony P. Segreto and Neil Sterling. We expect that each member of the Nominating/Corporate Governance Committee will be determined to be “independent,” as determined in accordance with applicable rules and regulations.

The Nominating/Corporate Governance Committee will be responsible for assisting our Board of Directors in identifying individuals qualified to become directors, making recommendations of candidates for directorships, developing and recommending a set of corporate governance principles to our Board of Directors, overseeing the evaluation of our Board of Directors and management, overseeing the selection, composition and evaluation of Board committees, and overseeing the management continuity and succession planning process. As previously described, it is also expected that the Nominating/Corporate Governance Committee will be responsible for reviewing and, if it determines to be advisable, approving related party transactions involving New BBX Capital and its directors or executive officers, or their immediate family members, other than those presenting issues regarding financial or accounting matters, the review and approval of which is expected to be delegated to the Audit Committee.

Our initial Board of Directors will be selected by Parent and is expected to be comprised of the individuals indicated as directors under “Directors and Executive Officers Following the Spin-Off” above. After the spin-off, the Nominating/Corporate Governance Committee will review, following the end of each fiscal year, the composition of our Board of Directors and the ability of its current members to continue effectively as directors for the upcoming fiscal year. If the Nominating/Corporate Governance Committee thinks it is in our best interest to nominate a new individual for director, or fill a vacancy on our Board of Directors which may exist from time to time, it will consider potential candidates for Board appointments who meet the criteria for selection as a nominee and have the specific qualities or skills sought.

The responsibilities of the Nominating/Corporate Governance Committee, which we anticipate will be substantially similar to the responsibilities of Parent’s Nominating/Corporate Governance Committee, will be more fully described in the Nominating/Corporate Governance Committee charter. We will post the Nominating/Corporate Governance Committee charter on our website at                 , and we will provide it in print, without charge, to any shareholder that requests it.

Code of Business Conduct and Ethics

We expect that our Board of Directors will adopt a Code of Business Conduct and Ethics similar to Parent’s Code of Business Conduct and Ethics and that will apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of the Code of Business Conduct and Ethics will be available on our website at                  and will be available in print, without charge, to any shareholder that requests it. In addition, we will post amendments to or waivers from the Code of Business Conduct and Ethics (to the extent applicable to our principal executive officer, principal financial officer or principal accounting officer) on our website.

Corporate Governance Guidelines

We expect that our Board will adopt Corporate Governance Guidelines similar to those adopted by Parent’s Board of Directors. The full text of the Corporate Governance Guidelines will be posted on our website at                  and will be available in print, without charge, to any shareholder that requests it.

Risk Oversight

Our Board will responsible for overseeing our management and our business and affairs, which includes the oversight of risk. In exercising its oversight, our Board may allocate some areas of focus to its committees and retain other areas of focus for itself. The Audit Committee will be responsible for efforts designed to assure that the Board is provided the information and resources to assess management’s handling of our approach to risk management. The Audit Committee will also have oversight responsibility for our financial risk (such as accounting, finance, internal control and tax strategy), and the Audit Committee or the full Board will receive and review, as appropriate, the reports of our internal audit group regarding the results of its annual company-wide risk assessment and internal audit plan. Reports of all internal audits will be provided to the Audit Committee. The Compensation Committee will oversee compliance with our executive compensation plans and related laws and policies. The Nominating/Corporate Governance Committee will oversee compliance with governance-related laws and policies, including our Corporate Governance Guidelines. The Board as a whole will have responsibility for overseeing management’s handling of our strategic and operational risks. Throughout the year, senior management will report to the Board the risks that it believes may be material to us, with a goal of achieving serious and thoughtful Board-level attention to the nature of the material risks we face and the adequacy of our risk management processes and systems.

Executive Sessions of Non-Employee Directors

It is expected that our non-employee directors will meet at least twice per year in executive sessions of the Board in which members of management, including directors who are also employees, will not participate. We expect that Neil Sterling will be the presiding director for the executive sessions.

EXECUTIVE COMPENSATION

Historical Compensation of Named Executive Officers Prior to the Spin-Off

Set forth below is summary information regarding the compensation paid or accrued by Parent and its subsidiaries to or on behalf of Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise (who are expected to be our “Named Executive Officers,” as defined under Item 402 of Regulation S-K promulgated by the SEC) and the compensation arrangements between the Named Executive Officers and Parent prior to the spin-off.

The amounts and forms of compensation reported below do not necessarily reflect the compensation that the Named Executive Officers will receive for their services on our behalf following the spin-off because historical compensation was determined by Parent’s management and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee.

Summary Compensation Table

The following table sets forth, for the years ended December 31, 2019 and 2018, certain summary information concerning compensation which Parent and its subsidiaries, including Bluegreen Vacations, paid to, or accrued on behalf of, the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Alan B. Levan,	2019	1,500,000	3,000,000	4,044,226	—	197,930	(3)	8,742,156

Chairman and CEO	2018	1,500,000	—	4,211,698	3,705,709	314,330		9,731,737

John E. Abdo,	2019	1,500,000	3,000,000	4,044,226	—	317,440	(4)	8,861,666

Vice Chairman of the Board	2018	1,500,000	—	4,917,408	3,000,000	322,740		9,740,148

Jarett S. Levan	2019	900,000	1,871,011	1,011,055	—	49,468	(5)	3,831,534

President	2018	900,000	—	1,229,355	1,949,349	25,766		4,104,470

Seth M. Wise,	2019	900,000	1,871,011	1,011,055	—	37,850	(6)	3,819,916

EVP	2018	900,000	—	1,229,355	1,949,349	28,615		4,107,319

(1)

Represents, for 2019, annual bonuses paid to the Named Executive Officers at the discretion of Parent’s Compensation Committee and, for each of Mr. Jarett Levan and Mr. Wise, the cash portion of an additional discretionary bonus awarded to such executive for 2019 in lieu of restricted stock awards. $2,000,000 of Mr. Alan Levan’s bonus was paid by Bluegreen Vacations.

(2)

The 2019 amounts represent the grant date fair value of restricted stock awards of 965,209 shares, 965,209 shares, 241,302 shares and 241,302 shares of Parent’s Class A Common Stock granted to Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise, respectively, under Parent’s Amended and Restated 2014 Incentive Plan. These restricted stock awards are scheduled to vest in four equal annual installments beginning on October 1, 2020. The restricted stock awards were granted on January 21, 2020 for services performed during 2019. Assumptions used in the calculation of the grant date fair value of the awards described in this footnote are included in Note 17 to Parent’s audited financial statements contained in Parent’s Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC on March 13, 2020.

(3)

Includes $135,567 of life and disability insurance premium payments and $62,363 of perquisites and other benefits, including $25,700 of membership dues and $25,344 of automobile expenses. Perquisites and benefits also included matching contributions to Parent’s 401(k) plan, and payment for physical medical examinations.

(4)

Includes $306,240 in management fees paid by Parent to Abdo Companies, Inc., of which Mr. Abdo is the principal shareholder and Chief Executive Officer, as well as matching contributions to Parent’s 401(k) plan.

(5)

Includes $36,654 of membership dues to community and professional organizations, as well as other benefits, including matching contributions to Parent’s 401(k) plan and payment for physical medical examinations.

(6)	Includes membership dues to community and professional organizations, automobile expenses, and matching contributions to Parent’s 401(k) plan.

Outstanding Equity Awards at Fiscal Year End 2019

The table below sets forth certain information regarding equity-based awards of Parent held by the Named Executive Officers as of December 31, 2019, all of which are in the form of restricted stock awards. As described in the “Summary Compensation Table” above, in addition to the restricted stock awards set forth in the following table, during January 2020, each of Mr. Alan Levan and Mr. Abdo was granted restricted stock awards of 965,209 shares of Parent’s Class A Common Stock, and each of Mr. Jarett Levan and Mr. Wise was granted restricted stock awards of 241,302 shares of Parent’s Class A Common Stock. The shares subject to the restricted stock awards granted during January are scheduled to vest in four equal annual installments beginning on October 1, 2020. As previously described, it is expected that, subject to the approval of Parent’s Compensation Committee, all unvested restricted stock awards will accelerate and vest in connection with the spin-off. See “The Spin-Off—Treatment of Restricted Stock Awards.” No Named Executive Officer holds, or held as of December 31, 2019, any equity awards in New BBX Capital.

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested		Market Value of Shares or Units of Stock that have not Vested	Equity Incentive Plan Awards Number of Unearned Share, Units or Other Rights that have not Vested	Equity Incentive Plan Awards Market or Payout Value or Unearned Shares, Units or Other Rights that have not Vested
Name	Exercisable	Unexercisable
Alan B. Levan	—	—	N/A	—	—	149,482	(1)(2)	$701,071	N/A	N/A
						250,000	(1)(3)	$1,172,500	N/A	N/A
						516,140	(1)(4)	$2,420,697	N/A	N/A
John E. Abdo	—	—	N/A	—	—	149,482	(1)(2)	$701,071	N/A	N/A
						312,351	(1)(3)	$1,464,926	N/A	N/A
						602,624	(1)(4)	$2,826,307	N/A	N/A
Jarett S. Levan	—	—	N/A	—	—	74,741	(1)(2)	$350,535	N/A	N/A
						78,088	(1)(3)	$366,233	N/A	N/A
						150,657	(1)(4)	$706,581	N/A	N/A
Seth M. Wise	—	—	N/A	—	—	74,741	(1)(2)	$350,535	N/A	N/A
						78,088	(1)(3)	$366,233	N/A	N/A
						150,657	(1)(4)	$706,581	N/A	N/A

(1)	Represents restricted stock awards of shares of the Parent’s Class B Common Stock.
(2)

Vesting pro-rata over four years, with the first three installments having vested on October 1, 2017, 2018 and 2019. As described above, it is expected that the balance of the restricted shares will vest in connection with the spin-off.

(3)

Vesting pro-rata over four years, with the first two installments having vested on October 1, 2018 and 2019. As described above, it is expected that the balance of the restricted shares will vest in connection with the spin-off.

(4)

Vesting pro-rata over four years, with the first installment having vested on October 1, 2019. As described above, it is expected that the balance of the restricted shares will vest in connection with the spin-off.

Employment Agreements with Parent

Parent has employment agreements with each of the Named Executive Officers. Under the terms of their respective employment agreements, each Named Executive Officer receives an annual base salary and is entitled to receive bonuses (payable in cash, equity awards or a combination thereof) pursuant to bonus plans established from time to time by Parent’s Compensation Committee or otherwise at the discretion of Parent’s Compensation Committee. Each employment agreement may be terminated by Parent for “Cause” or “Without Cause” or by the Named Executive Officer for “Good Reason” (as such terms are defined in the employment agreement). If an employment agreement is terminated for “Cause,” the applicable Named Executive Officer will be entitled to receive his base salary through the date of termination. If an employment agreement is terminated “Without Cause” or by the Named Executive Officer for “Good Reason,” the applicable Named Executive Officer will be entitled to receive his base salary through the date of termination and the prorated portion of the Named Executive Officer’s annual bonus based on the average annual bonus paid to him during the prior two fiscal years, subject to a maximum annual bonus for purposes of this calculation in an amount equal to 200% of his then-current annual base salary, in the case of Mr. Alan Levan and Mr. Abdo, and 80% of his then-current annual base salary, in the case of Mr. Jarett Levan and Mr. Wise. In addition, if an employment agreement is terminated “Without Cause” or by the Named Executive Officer for “Good Reason,” the Named Executive Officer will be entitled to receive a severance payment as follows. Each of Mr. Alan Levan and Mr. Abdo will be entitled to receive a severance payment in an amount equal to 2 times the sum of his annual base salary and annual bonus opportunity at the date of termination (or 2.99 times the sum of his annual base salary and annual bonus opportunity at the date of termination if such termination occurs within two years after a “Change in Control” (as defined in the employment agreements)). Each of Mr. Jarett Levan and Mr. Wise will be entitled to receive a severance payment in an amount equal to 1.5 times the sum of his annual base salary and annual bonus opportunity at the date of termination (or 2 times the sum of his annual base salary and annual bonus opportunity at the date of termination if such termination occurs within two years after a “Change in Control”). For purposes of calculating the severance payment, each Named Executive Officer’s “annual bonus opportunity” will be subject to the same maximum as described above with respect to the calculation of the prorated bonus to which the Named Executive Officer would be entitled in the event of a “Without Cause” or “Good Reason” termination. In addition, with respect to each Named Executive Officer’s employment agreement, if the employment agreement is terminated “Without Cause” or is terminated by the Named Executive Officer for “Good Reason” or as a result of the Named Executive Officer’s death, all unvested incentive stock options, if any, and restricted stock awards will immediately accelerate and fully vest as of the termination date. Further, in the event of a termination “Without Cause” or a termination by the Named Executive Officer for “Good Reason,” the Named Executive Officer will be entitled to continued benefits, including, without limitation, health and life insurance, for the following periods: (i) two years following the year in which the termination occurs (or three years following the year in which the termination occurs, if such termination occurred within two years after a “Change in Control”), in the case of Mr. Alan Levan and Mr. Abdo, and (ii) eighteen months following the year in which the termination occurs (or two years following the year in which the termination occurs, if such termination occurred within two years after a “Change in Control”), in the case of Mr. Jarett Levan and Mr. Wise. Each employment agreement will also be terminated upon the Named Executive Officer’s death, in which case the estate of the applicable Named Executive Officer will be entitled to receive his base salary through the date of his death and the prorated portion of the Named Executive Officer’s annual bonus, calculated as described above.

As described in further detail below, it is expected that following the spin-off, Mr. Alan Levan and Mr. Abdo will enter into employment agreements with New BBX Capital, which will be in addition to their respective employment agreements with Parent, and that Mr. Jarett Levan and Mr. Wise will enter into employment agreements with New BBX Capital in lieu of their respective employment agreements with Parent.

Expected Named Executive Officer Compensation Following the Spin-Off

Following the spin-off, the compensation of the Named Executive Officers for their services on behalf of New BBX Capital and its subsidiaries will be determined by our Compensation Committee. It is currently expected that, unless otherwise determined by our Compensation Committee, each of Mr. Alan Levan and Mr. Abdo will initially receive from New BBX Capital annual cash compensation, including salary and bonuses, of up to $1.2 million in the aggregate and that each of Mr. Jarett Levan and Mr. Wise will initially receive from New BBX Capital annual cash compensation, including salary and bonuses, of up to $1.4 million in the aggregate. The Named Executive Officers may also receive grants of equity awards as from time to time determined by our Compensation Committee as well as perquisites and other personal benefits. It is currently expected that each of Mr. Alan Levan and Mr. Abdo will initially have the opportunity to receive from New BBX Capital annual awards of restricted shares of New BBX Capital’s common stock having a value of up to $1.6 million and that each of Mr. Jarett Levan and Mr. Wise will initially have the opportunity to receive from New BBX Capital annual awards of restricted shares of New BBX Capital’s common stock having a value of up to $1.5 million. It is expected that such awards will be subject to pro rata vesting in annual installments over four years. The grant of restricted stock awards will be subject to our adoption of an equity compensation plan upon the approval of our Compensation Committee and shareholders following the spin-off (as described below under “Equity Incentive Plan”) and the approval of the grants by our Compensation Committee.

It is expected that, following the spin-off, Mr. Alan Levan and Mr. Abdo will enter into employment agreements with New BBX Capital, which will be in addition to their respective employment agreements with Parent, and that Mr. Jarett Levan and Mr. Wise will enter into employment agreements with New BBX Capital in lieu of their respective employment agreements with Parent. The employment agreements with New BBX Capital are expected to contain terms substantially similar to those contained in the Named Executive Officers’ respective current employment agreements with Parent, as described above. The compensation of the Named Executive Officers following the spin-off and the other terms of the employment agreements will be subject to the approval of New BBX Capital’s Compensation Committee following the spin-off.

Equity Incentive Plan

We expect that equity-based compensation will be an important component of our compensation program and, accordingly, expect that we will seek to adopt an equity incentive plan following the spin-off. Any such plan will be subject to the approval of our Compensation Committee, presented for shareholder approval at a meeting of our shareholders, and described in detail in the proxy statement for such shareholder meeting.

Compensation Committee Interlocks and Insider Participation

None of the individuals expected to serve on our Compensation Committee following the spin-off are current or former officers or employees of our Company or any of our subsidiaries. In addition, we are not aware of any interlocking or other relationships or transactions involving any such individuals required to be disclosed under Item 407(e)(4) of Regulation S-K promulgated by the SEC.

DIRECTOR COMPENSATION

Following the spin-off, the Compensation Committee will recommend director compensation to the full Board of Directors based on factors it considers appropriate and based on the recommendations of management. We expect that such compensation will initially be the same as the compensation currently paid by Parent to its directors for their service on Parent’s Board and its committees, which is as follows. It is expected that each non-employee director of the Company will receive an annual cash retainer of $100,000 for his service on the Board of Directors. In addition to compensation for their service on the Board of Directors, we also expect to pay compensation to our non-employee directors for their service on the Board’s committees. It is expected that the Chairman of the Audit Committee will receive an annual cash retainer of $20,000, that all other members of the Audit Committee will receive annual cash retainers of $16,000, and that the Chairman of the Compensation Committee and the Chairman of the Nominating/Corporate Governance Committee will each receive an annual cash retainer of $3,500. Other than the Chairman, it is not expected that members of the Compensation Committee or the Nominating/Corporate Governance Committee will receive additional compensation for their service on those committees. In addition, we do not expect to separately compensate our directors who are also employees of our Company or any of our subsidiaries for their service on our Board of Directors or, if applicable, any of its committees. Our directors will be entitled to reimbursement for reasonable travel and other out-of-pocket business expenses incurred in connection with their service on our Board and its committees, including any such expenses incurred in connection with their attendance at Board and committee meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the spin-off, all of the outstanding shares of our common stock will be owned beneficially and of record by Parent. Immediately following the spin-off, Parent will not own any shares of our common stock.

The following table shows the anticipated beneficial ownership of our Class A Common Stock and Class B Common Stock immediately following the spin-off by (i) each person who we believe, based on the assumptions described below, will beneficially own more than 5% of the outstanding shares of our Class A Common Stock or Class B Common Stock, (ii) each of the Named Executive Officers, (iii) each person expected to serve as a director on our Board following the spin-off, and (iv) all of our expected directors and executive officers following the spin-off as a group. The following table has been prepared based on the number of outstanding shares of Parent’s Class A Common Stock and Class B Common Stock as of August 17, 2020, each person’s beneficial ownership of Parent’s Class A Common Stock and Class B Common Stock as of such date, and a distribution ratio of one share of our Class A Common Stock for each share of Parent’s Class A Common Stock and one share of our Class B Common Stock for each share of Parent’s Class B Common Stock. Except as otherwise noted in the footnotes below, (i) each person named in the table below is expected to have sole voting and investment power over the shares of our Class A Common Stock or Class B Common Stock expected to be beneficially owned by such person and (ii) the address of each person named in the table below is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Name of Beneficial Owner	Notes	Class A Common Stock Ownership	Class B Common Stock Ownership	Percent of Class A Common Stock	Percent of Class B Common Stock
Levan BFC Stock Partners LP	(1,2,3,6)	—	336,915	2.1%	9.1%
Levan Partners LLC	(1,2,3,6)	986,197	141,577	7.2%	3.8%
Alan B. Levan	(1,2,3,4,5,6,7)	1,760,057	3,516,232	27.6%	95.2%
John E. Abdo	(1,2,3,5)	1,065,286	1,495,311	15.0%	40.5%
Seth M. Wise	(1,2,7,8)	197,445	335,158	3.3%	9.1%
Jarett S. Levan	(1,2,6,7)	191,395	342,606	5.3%	18.3%
Norman H. Becker	(2)	1,204	—	*	0.0%
Andrew R.Cagnetta Jr.	(2)	1,000	—	*	0.0%
Steven M. Coldren	(2)	1,893	—	*	0.0%
Willis N. Holcombe	(2)	—	—	0.0%	0.0%
Anthony P. Segreto	(2)	—	—	0.0%	0.0%
Neil Sterling	(2)	—	—	0.0%	0.0%
Gregory A. Haile	(2)	—	—	0.0%	0.0%
Dr. Herbert A. Wertheim	(1,9)	793,632	83,290	5.6%	2.3%
All expected directors and executive officers as a group (12 persons)	(1,2,3,4,5,6,7,8)	3,218,280	3,516,232	35.2%	95.2%

*	Less than one percent of class.
(1)

Shares of the Company’s Class B Common Stock are convertible on a share-for-share basis into shares of the Company’s Class A Common Stock at any time at the beneficial owner’s discretion. The number of shares of Class B Common Stock held by each beneficial owner and convertible within 60 days after August 17, 2020 into shares of Class A Common Stock is not separately included in the “Class A Common Stock Ownership” column, but is included for the purpose of calculating the percent of Class A Common Stock held by each beneficial owner.

(2)	Mailing address is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.
(3)

The Company may be deemed to be controlled by Messrs. Alan Levan, Jarett Levan and Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of the Company’s Class A Common Stock and Class B Common Stock representing approximately 78.2% of the total voting power of the Company’s Common Stock.

(4)

Mr. Alan Levan’s beneficial holdings include the 986,196 shares of Class A Common Stock and 141,576 shares of Class B Common Stock owned by Levan Partners LLC and the 336,914 shares of Class B Common Stock owned by Levan BFC Stock Partners LP. Mr. Alan Levan’s beneficial holdings also include 2,340 shares of Class A Common Stock and 240 shares of Class B Common Stock held of record by his wife, 7,342 shares of Class A Common Stock held through trusts for the benefit of his children and 78,700 of Class A Common Stock held by the Susie and Alan B. Levan Family Foundation. In addition, Mr. Alan Levan’s beneficial holdings of Class B Common Stock include the shares of Class B Common Stock held by Mr. Abdo, Mr. Jarett Levan and Mr. Wise, as described below.

(5)

Mr. Alan Levan and Mr. Abdo are parties to an agreement pursuant to which Mr. Abdo has granted to Mr. Alan Levan a proxy to vote the shares of Class B Common Stock that Mr. Abdo beneficially owns. As a result, the shares of Class B Common Stock beneficially owned by Mr. Abdo are included in Mr. Alan Levan’s beneficial holdings in the table. Mr. Abdo has also agreed not to sell any of his shares of Class B Common Stock without first converting those shares into shares of Class A Common Stock. Pursuant to the agreement, Mr. Alan Levan and Mr. Abdo have also agreed to vote their shares of Class B Common Stock in favor of the election of the other to the Company’s Board of Directors for so long as they are willing and able to serve as directors of the Company. The agreement also provides for Mr. Jarett Levan to succeed to Mr. Alan Levan’s rights under the agreement in the event of Mr. Alan Levan’s death or disability.

(6)

Mr. Alan Levan and Mr. Jarett Levan are parties to an agreement pursuant to which Mr. Jarett Levan has agreed to vote the shares of Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Alan Levan votes his shares of Class B Common Stock. As a result, the shares of Class B Common Stock beneficially owned by Mr. Jarett Levan are included in Mr. Alan Levan’s beneficial holdings in the table. Mr. Jarett Levan has also agreed, subject to certain exceptions, not to transfer certain of his shares of Class B Common Stock and to obtain the consent of Mr. Alan Levan prior to the conversion of certain of his shares of Class B Common Stock into shares of Class A Common Stock. Pursuant to the agreement, Mr. Alan Levan and Mr. Jarett Levan have also agreed to vote their shares of Class B Common Stock in favor of the election of the other to the Company’s Board of Directors for so long as they are willing and able to serve as directors of the Company.

(7)

Mr. Jarett Levan and Mr. Wise are parties to an agreement pursuant to which Mr. Wise has agreed to vote the shares of Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Jarett Levan’s shares of Class B Common Stock are voted. As a result of this agreement and the above-described agreement between Mr. Alan Levan and Mr. Jarett Levan, the shares of Class B Common Stock beneficially owned by Mr. Wise are included in Mr. Alan Levan’s beneficial holdings in the table. Mr. Wise has also agreed, subject to certain exceptions, not to transfer certain of his shares of Class B Common Stock or convert such shares of Class B Common Stock into shares of Class A Common Stock, in each case, without first offering Mr. Jarett Levan the right to purchase such shares. Pursuant to the agreement, Mr. Jarett Levan and Mr. Wise have also agreed to vote, or cause to be voted, their shares of Class B Common Stock in favor of the election of the other to the Company’s Board of Directors for so long as they are willing and able to serve as directors of the Company.

(8)	Mr. Wise’s holdings of Class A Common Stock include 49 shares held in his spouse’s IRA which he may be deemed to beneficially own.
(9)

Dr. Wertheim’s ownership was reported in a Rebuttal of Control Agreement filed on December 20, 1996 with the Office of Thrift Supervision (as adjusted for stock splits since the date of filing). The Rebuttal of Control Agreement indicated that Dr. Wertheim had no intention to directly or indirectly manage or control the Company. Dr. Wertheim’s mailing address, as reported by him, is 191 Leucadendra Drive, Coral Gables, Florida 33156.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock that will be contained in our Articles of Incorporation and Bylaws, as expected to be adopted in connection with our conversion into a Florida corporation prior to the spin-off. We also expect to enter into a rights agreement (referred to in this section as the “Rights Agreement”) in connection with or prior to the spin-off, which is summarized below. The terms of our capital stock may also be affected by Florida law.

The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the forms of our Articles of Incorporation, our Bylaws and the Rights Agreement, each of which is included as an exhibit to the registration statement on Form 10 of which this information statement is a part. See “Where You Can Find More Information.”

Authorized Capital Stock

Under our Articles of Incorporation, our authorized capital stock will consist of 30,000,000 shares of Class A Common Stock, par value $0.01 per share, 5,000,000 shares of Class B Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Class A Common Stock and Class B Common Stock

Based on the number of shares of Parent’s Class A Common Stock and Class B Common Stock expected to be outstanding as of the record date, we expect that approximately 15,624,091 shares of our Class A Common Stock and 3,693,596 shares of our Class B Common Stock will be distributed in the spin-off. However, the actual number of shares of our Class A Common Stock and Class B Common Stock to be distributed in the spin-off will be determined based on the actual number of shares of Parent’s Class A Common Stock and Class B Common Stock outstanding as of the record date. The shares of our Class A Common Stock and Class B Common Stock distributed in the spin-off will constitute all of the issued and outstanding shares of our capital stock immediately following the distribution.

Voting Rights

Except as provided by Florida law or as specifically provided in our Articles of Incorporation, holders of our Class A Common Stock and Class B Common Stock will vote as a single group on matters presented to them for a shareholder vote. With respect to each such matter, each share of our Class A Common Stock will be entitled to one vote, with all of the shares of Class A Common Stock representing in the aggregate 22% of the total voting power of our Class A Common Stock and Class B Common Stock, and each share of our Class B Common Stock will be entitled to the number of votes per share so that all of the shares of Class B Common Stock will represent in the aggregate 78% of the total voting power of our Class A Common Stock and Class B Common Stock. These fixed voting percentages will remain in effect until the total number of outstanding shares of our Class B Common Stock falls below 360,000 shares. If the total number of outstanding shares of our Class B Common Stock is less than 360,000 shares but greater than 280,000 shares, then our Class A Common Stock will hold a voting percentage equal to 40% and our Class B Common Stock will hold a voting percentage equal to the remaining 60%. If the total number of outstanding shares of our Class B Common Stock is less than 280,000 shares but greater than 100,000 shares, then our Class A Common Stock will hold a voting percentage equal to 53% and our Class B Common Stock will hold a voting percentage equal to the remaining 47%. If the total number of outstanding shares of our Class B Common Stock is less than 100,000 shares, then each share of our Class A Common Stock and Class B Common Stock will be entitled to one vote on each matter presented to a vote of our shareholders. Each of the above-described share thresholds will be ratably adjusted in connection with any stock split, reverse stock split or similar transaction effected by us.

Under Florida law, holders of our Class A Common Stock will be entitled to vote as a separate voting group on amendments to our Articles of Incorporation which require the approval of our shareholders under Florida law and would:

•	effect an exchange or reclassification of all or part of the shares of our Class A Common Stock into shares of another class;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of our Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or part of the shares of our Class A Common Stock;

•	change all or part of the shares of our Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior or superior to our Class A Common Stock;

•

increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to our Class A Common Stock;

•	limit or deny any existing preemptive right of all or part of the shares of our Class A Common Stock; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of our Class A Common Stock.

However, if a proposed amendment that would otherwise entitle the holders of our Class A Common Stock to vote as a separate voting group as a result of the amendment having one of the effects described above would affect the holders of our Class B Common Stock or any of our other securities outstanding from time to time in the same or substantially similar way, then the holders of our Class A Common Stock will not be entitled to vote as a separate voting group on the proposed amendment but instead will vote together with the other similarly affected shareholders as a single voting group on the amendment.

Under Florida law, holders of our Class B Common Stock will be entitled to vote as a separate voting group on any amendment to our Articles of Incorporation which requires the approval of our shareholders under Florida law and would affect the rights of the holders of our Class B Common Stock in substantially the same manner as described above with respect to our Class A Common Stock. Holders of our Class A Common Stock and Class B Common Stock will also be entitled to vote as a separate voting group on any plan of merger or plan of share exchange that requires the approval of our shareholders under Florida law and contains a provision which, if included in a proposed amendment to our Articles of Incorporation, would require their vote as a separate voting group.

In addition to the rights afforded to our shareholders under Florida law, our Articles of Incorporation will provide that the approval of the holders of our Class B Common Stock, voting as a separate voting group, will be required before any of the following actions may be taken:

•	the issuance of any additional shares of our Class B Common Stock, other than a stock dividend issued to holders of our Class B Common Stock;

•

a reduction in the number of outstanding shares of our Class B Common Stock, except for any reduction by virtue of a conversion of shares of our Class B Common Stock into shares of our Class A Common Stock or a voluntary disposition to us; or

•	any amendments of the voting rights provisions of our Articles of Incorporation.

Our Articles of Incorporation do not provide for cumulative voting on the election of directors.

Convertibility

Under our Articles of Incorporation, holders of our Class B Common Stock will possess the right, at any time, to convert any or all of their shares of our Class B Common Stock into shares of our Class A Common Stock on a share-for-share basis. Our Class A Common Stock will not be convertible into any other class or series of our securities.

Dividends and Other Distributions

Holders of our Class A Common Stock and Class B Common Stock will be entitled to receive cash dividends, when and as declared by our Board of Directors out of legally available assets, subject to preferences that may apply to any shares of our preferred stock outstanding from time to time. Any distribution per share with respect to our Class A Common Stock will be identical to the distribution per share with respect to our Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of our Class A Common Stock may be declared and issued in the form of our Class A Common Stock or Class A Common Stock of our affiliates while a dividend or other non-cash distribution to holders of our Class B Common Stock may be declared and issued in the form of either our Class A Common Stock or Class B Common Stock or Class A Common Stock or Class B Common Stock of our affiliates.

Liquidation Rights

Upon any liquidation, the assets legally available for distribution to our shareholders after payment of liabilities and any liquidation preference of any shares of our preferred stock outstanding from time to time will be distributed ratably among the holders of our Class A Common Stock and Class B Common Stock.

Other Rights

All of our outstanding shares of common stock currently held by Parent are, and all of the shares of our Class A Common Stock and Class B Common Stock that we will issue in connection with the spin-off will, be fully paid and nonassessable. The holders of our Class A Common Stock and Class B Common Stock have no preemptive rights, and our Class A Common Stock and Class B Common Stock is not subject to any redemption or sinking fund provisions.

Additional Shares of Common Stock

We may issue additional authorized shares of our Class A Common Stock or Class B Common Stock as authorized by our Board of Directors from time to time, without shareholder approval, subject to any limitations imposed by the listing standards of any national securities exchange on which our Class A Common Stock or Class B Common Stock may be listed.

Preferred Stock

Under our Articles of Incorporation, and as permitted by Florida law, our Board of Directors may authorize the issuance of preferred stock in one or more series, establish from time to time the number of shares to be included in each series and fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case, without vote or action by our shareholders except to the extent required by the listing standards of any national securities exchange on which our Class A Common Stock or Class B Common Stock may be listed. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our Class A Common Stock or Class B Common Stock or otherwise adversely affect the voting power or other rights of the holders of our Class A Common Stock or Class B Common Stock, including the likelihood that holders of our Class A Common Stock or Class B Common Stock would receive dividend payments and payments on liquidation, or the amounts thereof. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financing transactions and other corporate purposes, could also, among other things, have the effect of delaying, deferring or preventing a change in control or other corporate actions, and might adversely affect the market price of our Class A Common Stock or Class B Common Stock.

In connection with the expected adoption of the rights agreement described below, it is anticipated that 2,000,000 shares of our authorized preferred stock will be designated as Series A Junior Participating Preferred Stock, none of which will be outstanding upon the effectiveness of the spin-off.

Rights Agreement

In connection with the spin-off, we expect to enter into a Rights Agreement prior to the distribution. The following is a summary of the terms of the Rights Agreement.

The Rights

Under the terms and conditions of the Rights Agreement, one preferred share purchase right (a “Right”) will be issued with respect to each share of our Class A Common Stock and Class B Common Stock issued in the spin-off. In addition, new Rights will accompany any new shares of our Class A Common Stock and Class B Common Stock subsequently issued until the earlier of the Rights Agreement Distribution Date described below or the redemption or exchange of the Rights or other termination or expiration of the Rights Agreement. Prior to exercise, the Rights will not give their holders any dividend, voting, liquidation or any other rights of a shareholder of our Company.

Prior to the Rights Agreement Distribution Date, each Right will be transferred with and only with the share of our Class A Common Stock or Class B Common Stock with respect to which the Right was issued. Until the Rights Agreement Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any shares of our Class A Common Stock or Class B Common Stock will also constitute the transfer of the Rights associated with such shares. After the Rights Agreement Distribution Date, the Rights will separate from our Class A Common Stock and Class B Common Stock and be evidenced by book-entry credits or by Rights certificates to be mailed to all eligible holders of our Class A Common Stock or Class B Common Stock. Any Rights beneficially owned by an Acquiring Person and any of the Acquiring Person’s Affiliates, Associates and other Related Persons (as such terms are defined in the Rights Agreement), and certain subsequent transferees of such persons, will become null and void and may not be exercised.

Exercise Price

Once the Rights become exercisable, each Right will allow its holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a price determined by the Board of Directors (the “Purchase Price”).

Series A Junior Participating Preferred Stock Provisions

The value of one one-hundredth of a share of Series A Junior Participating Preferred Stock is intended to approximate the value of one share of our Class A Common Stock. Each one one-hundredth of a share of Series A Junior Participating Preferred Stock, if issued:

•	will not be redeemable;

•

will entitle holders to, when, as and if declared by our Board of Directors, dividend payments of $0.01, or an amount equal to the dividend paid on one share of our Class A Common Stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of our Class A Common Stock, whichever is greater;

•

will have the same voting power as one share of our Class A Common Stock (with all outstanding shares of our Class A Common Stock and Series A Junior Participating Preferred Stock representing, in the aggregate, 22% of the general voting power of our stock, subject to adjustment in accordance with our Articles of Incorporation, as described above; and

•

will entitle holders to a payment equal to the payment made on one share of our Class A Common Stock if shares of our Class A Common Stock are exchanged via merger, consolidation, or a similar transaction.

Exercisability

The Rights will not be exercisable until the Rights Agreement Distribution Date, which is the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons or person(s) acting in concert therewith has acquired, or obtained the right to acquire, beneficial ownership of 5% or more of the outstanding shares of our Class A Common Stock, Class B Common Stock or total combined common stock or (ii) 10 business days (or such later date as may be determined by action of our Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 5% or more of the outstanding shares of our Class A Common Stock, Class B Common Stock or total combined common stock.

Exemptions

Persons who would beneficially own 5% or more of our Class A Common Stock, Class B Common Stock or total combined common stock by virtue of the distribution, if such distribution were to be consummated at the time of the first public announcement of our adoption of the Rights Agreement will not be required to divest any shares and will not trigger exercisability of the Rights so long as they do not become the beneficial owner of one or more additional shares of our Class A Common Stock or Class B Common Stock (other than pursuant to certain limited exceptions expressly set forth in the Rights Agreement) which results in their beneficial ownership of 5% or more of the outstanding shares of our Class A Common Stock, Class B Common Stock or total combined common stock. Additionally, if our Board of Directors determines that a person or group who would otherwise be an Acquiring Person exceeded any of the 5% thresholds inadvertently and without any intention of obtaining, changing or influencing control of our Company, then such person or group will not be deemed to be or to have become an Acquiring Person in such case provided such person or group divests itself, as soon as practicable (as determined by our Board of Directors), of beneficial ownership of a sufficient number of shares of our Class A Common Stock or Class B Common Stock (as determined by our Board of Directors) so that such person or group would no longer otherwise qualify as an Acquiring Person. Further, if we repurchase shares of our Class A Common Stock or Class B Common Stock and, as a result, a person or group’s holdings constitute 5% or more of the remaining outstanding shares of our Class A Common Stock, Class B Common Stock or total combined common stock, that person or group will not be an Acquiring Person so long as they do not become the beneficial owner of one or more additional shares of our Class A Common Stock or Class B Common Stock (other than pursuant to certain limited exceptions expressly set forth in the Rights Agreement) which results in their beneficial ownership of 5% or more of the outstanding shares of our Class A Common Stock, Class B Common Stock or total combined common stock. The Rights will also not become exercisable solely as a result of any unilateral grant of a security by us, including our grant of stock awards, restricted stock awards, options, warrants, rights or similar interests to our directors, officers or employees, or as a result of the vesting or exercise of any such security. In addition, a person or group will not become an Acquiring Person solely as the result of the acquisition by such person or group of shares of our Class A Common Stock or Class B Common Stock from an individual who beneficially owned 5% or more of our Class A Common Stock, Class B Common Stock or total combined common stock then outstanding if such shares are received upon such individual’s death pursuant to such individual’s will or pursuant to a charitable trust created by such individual for estate planning purposes. We and our subsidiaries, any employee benefit plan of us or any of our subsidiaries, or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of our Class A Common Stock or Class B Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for our employees or the employees of any of our subsidiaries are excepted from the provisions of the Rights Agreement.

Acquisitions of shares of our Class A Common Stock or Class B Common Stock as a result of acquiring additional shares of Parent’s Class A Common Stock or Class B Common Stock following the first public announcement of our adoption of the Rights Agreement and prior to the distribution or shares representing our Class A Common Stock or Class B Common Stock in the when-issued trading market or as a result of the distribution will each be included in determining the beneficial ownership of a person and all such acquisitions following the first public announcement of our adoption of the Rights Agreement will be taken into account in determining whether a person is an Acquiring Person under the terms of the Rights Agreement. Therefore, a person could become an Acquiring Person under the terms of the Rights Agreement simultaneously with the receipt of shares in the distribution.

Consequences of a Person or Group Becoming an Acquiring Person

If a person or group becomes an Acquiring Person, all holders of Rights (except the Acquiring Person, each Related Person of the Acquiring Person, and certain of their respective transferees, whose Rights will have become void) may, for the Purchase Price, purchase from us a number of shares of our Class A Common Stock or equivalent securities having a market value at that time of twice the Purchase Price.

If, after a person or group has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, each Related Person of the Acquiring Person, and certain of their respective transferees, all of which Rights will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) that at the time of such transaction having a market value of two times the Purchase Price.

Exchange

From the date, if any, on which any person or group becomes an Acquiring Person until the expiration of the Rights Agreement, our Board of Directors will have the right to extinguish the Rights by exchanging the Rights (other than Rights beneficially owned by the Acquiring Person, each Related Person of the Acquiring Person, and certain of their respective transferees, all of which Rights will have become void), in whole or in part, at an exchange ratio of one share of our Class A Common Stock, or a fractional share of Series A Junior Participating Preferred Stock (or other class or series of our preferred stock having similar rights, preferences and privileges as the Series A Junior Participating Preferred Stock) of equivalent value, per Right (subject to adjustment in accordance with the terms of the Rights Agreement).

Redemption

At any time prior to the Rights Agreement Distribution Date, our Board of Directors may redeem the Rights, in whole but not in part, at a price of $0.0001 per Right (the “Redemption Price”), payable, at our option, in cash, shares of Class A Common Stock or Class B Common Stock or such other form of consideration as our Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate, and the holders of Rights will thereafter only have the right to receive the Redemption Price.

Adjustments

The Purchase Price, the Redemption Price, the number of shares issuable in exchange for or upon exercise of the Rights and the number of outstanding Rights will be subject to adjustment in accordance with the terms of the Rights Agreement to prevent dilution that may occur as a result of certain events, including, among others, a stock dividend, a stock split or a reclassification of our capital stock. No adjustments to the Purchase Price of less than 1% will be made.

Amendments

For so long as the Rights are redeemable, we may amend the Rights Agreement in any manner without the approval of any holders of Rights or of our Class A Common Stock or Class B Common Stock. After such time as the Rights are no longer redeemable, we may amend the Rights Agreement in any manner without the consent of any holders of Rights, except that no such amendment may (i) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person, any Related Person of an Acquiring Person and certain of their transferees), (ii) cause the Rights Agreement again to become amendable other than in accordance with this sentence, or (iii) cause the Rights again to become redeemable.

Term

The Rights Agreement will have a term of                  years, subject to earlier termination upon redemption or exchange of the rights or otherwise at the discretion our Board of Directors, or extension of the Rights Agreement by our Board of Directors in accordance with the terms of the Rights Agreement.

Certain Anti-Takeover Effects

The terms of our Class A Common Stock and Class B Common Stock will make the sale or transfer of control of our Company or the removal of our directors unlikely without the concurrence of the holders of our Class B Common Stock. In addition, the sale or transfer of control of our Company or the removal of our directors will be impossible without the consent of Alan B. Levan, John E. Abdo and Jarett S. Levan so long as they own shares of our Class A Common Stock and Class B Common Stock representing a majority of our total voting power.

Our Articles of Incorporation and Bylaws will also contain other provisions that may discourage, delay or prevent a merger, acquisition or other change in control. These provisions include those which permit our Board of Directors to establish the number of directors and fill any vacancies and newly created directorships and specify advance notice procedures that must be complied with by shareholders in order to make shareholder proposals or nominate directors. The Rights Agreement may also have an anti-takeover effect as it will provide a deterrent to any person or group from acquiring 5% or more of our outstanding Class A Common Stock, Class B Common Stock or total combined common stock, although the Rights Agreement should not interfere with any merger or other business combination approved by our Board of Directors.

In addition, the authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of any national securities exchange on which our Class A Common Stock or Class B Common Stock may be listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock (and our Board of Directors’ authority to establish the rights, preferences and limitation of the preferred stock, as described above) could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

As a Florida corporation, we are also subject to the provisions of Florida law, including those limiting the voting rights of “control shares.” Under Florida law, subject to certain exceptions, including mergers and acquisitions effected in accordance with Florida law, the holder of  “control shares” of a Florida corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida, will not have the right to vote those shares unless the acquisition of the shares was approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons. “Control shares” are defined as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power within any of the following ranges: (i) 20% or more but less than 33% of all voting power of the corporation’s voting securities; (ii) 33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities.

Exclusive Forum Provision

Our Bylaws will contain an exclusive forum provision which provides that, unless our Board of Directors consents to the selection of an alternative forum, the Circuit Court located in Miami-Dade County, Florida (or, if such Circuit Court does not have jurisdiction, another Circuit Court located within Florida or, if no Circuit Court located within Florida has jurisdiction, the federal district court for the Southern District of Florida) shall be the sole and exclusive forum for “Covered Proceedings,” which include: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders; (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the Florida Business Corporation Act, our Articles of Incorporation or our Bylaws (in each case, as may be amended or amended and restated from time to time); and (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine of the State of Florida. To the extent within the categories set forth in the preceding sentence, Covered Proceedings include causes of action under the Exchange Act and the Securities Act. The exclusive forum provision will also provide that if any Covered Proceeding is filed in a court other than a court located within Florida in the name of any shareholder, then such shareholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within Florida in connection with any action brought in any such court to enforce the exclusive forum provision and (b) having service of process made upon such shareholder in any such enforcement action by service upon such shareholder’s counsel in the action as agent for such shareholder. Notwithstanding the foregoing, shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees or be cost-prohibitive to shareholders, which may discourage such lawsuits against us and our directors, officers and other employees. However, there is uncertainty regarding whether a court would enforce the exclusive forum provision. If a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our financial condition and operating results.

Transfer Agent and Registrar

After the distribution, we expect that the transfer agent and registrar for our Class A Common Stock and Class B Common Stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have submitted an application for our Class A Common Stock and Class B Common Stock to be quoted on the OTCQX market and requested the trading symbol “BBXT” for our Class A Common Stock and “BFCTB” for our Class B Common Stock.

Limitation on Liability and Indemnification of Directors and Officers

Florida law generally provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and the director’s breach of or failure to perform those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an unlawful distribution, (iv) in a proceeding by or in the right of the corporation or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

In addition, Florida law provides that a Florida corporation has the power to (i) indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), because he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (ii) indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor because that person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors of the corporation, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Indemnification under clause (ii) of the preceding sentence is authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification with regard to a proceeding by or in the right of the corporation is to be made in respect of any claim, issue or matter as to which such person has been found liable unless, and only to the extent that, the court in which the proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Further, under Florida law, to the extent that a director, officer, employee or agent of a Florida corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding paragraph, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

Our Articles of Incorporation and Bylaws will contain indemnification provisions substantially similar to the above-described provisions of Florida law. In addition, we carry insurance permitted by Florida law for our directors, officers, employees and agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting in such capacities on behalf of the corporation, which acts may include liabilities under the Securities Act.

To the extent our directors and officers are indemnified against liabilities arising under the Securities Act, whether under the provisions contained in our Articles of Incorporation or Bylaws or pursuant to Florida law or other contractual arrangements providing for indemnification which we may enter into from time to time, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our Class A Common Stock, Class B Common Stock and associated preferred share purchase rights that the shareholders of Parent will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us and the spin-off, we refer you to the registration statement and its exhibits, which are available from the SEC as described below. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document so filed. We qualify each statement in all respects by the relevant reference.

We will maintain a website at                 . Our website and the information contained on or connected to that site do not and will not constitute part of, and are not incorporated into, this information statement or the registration statement on Form 10 of which this information statement is a part.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, accordingly, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. The registration statement referred to above, including its exhibits, is, and our future filings with the SEC will be, available to the public on the Internet website maintained by the SEC at www.sec.gov. In addition, we plan to make available, free of charge, on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed under Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish those materials to the SEC.

We intend to furnish holders of our Class A Common Stock and Class B Common Stock with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or in the documents incorporated by reference herein. We have not authorized any person to provide you with different information or to make any representation not contained in, or incorporated by reference into, this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Parent. Neither the delivery of this information statement nor consummation of the spin-off shall under any circumstances create any implication that there has been no change in our affairs or those of Parent since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

INDEX TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

BBX CAPITAL FLORIDA LLC AND SUBSIDIARIES

AUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS

UNAUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and Audit Committee of Shareholder

BBX Capital Florida LLC

Opinion on the financial statements

We have audited the accompanying combined carve-out statements of financial condition of BBX Capital Florida LLC (a Florida limited liability company) and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related combined carve-out statements of operations and comprehensive income (loss), statements of changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

COVID-19 Outbreak

We draw attention to Note 21 to the combined financial statements, which describes the uncertainty related to the COVID-19 pandemic and impact on the Company’s business.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.

Fort Lauderdale, Florida

June 17, 2020

BBX Capital Florida LLC and Subsidiaries

Combined Carve-Out Statements of Financial Condition

	December 31,
(in thousands)	2019	2018
ASSETS
Cash and cash equivalents	$20,723	22,103
Restricted cash	529	966
Trade accounts receivable, net	13,104	18,293
Trade inventory	22,843	20,046
Real estate ($11,297 in 2019 and $20,202 in 2018 held for sale)	65,818	54,956
Investments in unconsolidated real estate joint ventures	57,330	64,738
Property and equipment, net	29,836	33,007
Goodwill	37,248	37,248
Intangible assets, net	6,671	7,331
Operating lease assets	87,082	—
Due from parent	—	1,922
Other assets	16,051	28,974
Deferred tax asset, net	3,280	4,749
Discontinued operations total assets	992	15,619

Total assets	$361,507	309,952

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$10,104	10,513
Accrued expenses	14,115	10,761
Other liabilities	6,336	8,317
Due to parent	1,362	—
Operating lease liability	99,568	—
Notes payable and lines-of-credit	42,736	37,496
Discontinued operations total liabilities	1,041	2,756

Total liabilities	175,262	69,843

Commitments and contingencies (See Note 16)
Redeemable noncontrolling interest	4,009	2,579
Equity:
Parent’s equity	179,681	235,415
Accumulated other comprehensive income	1,554	1,216
Noncontrolling interests	1,001	899

Total equity	182,236	237,530

Total liabilities and equity	$361,507	309,952

See Notes to Combined Carve-Out Financial Statements

BBX Capital Florida LLC and Subsidiaries

For the Years Ended December 31, 2019, 2018 and 2017

Combined Carve-Out Statements of Operations and Comprehensive Income (Loss)

	For the Years Ended December 31,
(in thousands)	2019	2018	2017
Revenues:
Trade sales	$180,319	175,499	141,834
Sales of real estate inventory	5,049	21,771	—
Interest income	811	2,338	2,265
Net gains on sales of real estate assets	13,616	4,563	1,451
Other revenue	3,929	4,394	6,486

Total revenues	203,724	208,565	152,036

Costs and Expenses:
Cost of trade sales	125,735	124,223	107,245
Cost of real estate inventory sold	2,643	14,116	—
Interest expense	433	803	593
Recoveries from loan losses, net	(5,428)	(8,653)	(7,546)
Impairment losses	189	4,718	7,482
Selling, general and administrative expenses	89,655	90,919	70,294

Total costs and expenses	213,227	226,126	178,068

Operating losses	(9,503)	(17,561)	(26,032)

Equity in net earnings of unconsolidated real estate joint ventures	37,898	14,194	12,541
Other income	665	277	220
Foreign exchange (loss) gain	(75)	68	(193)

Income (loss) from continuing operations before income taxes	28,985	(3,022)	(13,464)
Provision for income taxes	(8,334)	(2,865)	(1,306)

Income (loss) from continuing operations	20,651	(5,887)	(14,770)
Discontinued Operation (See Note 19)
Loss from operations	(9,434)	(4,529)	(2,454)
Benefit for income taxes	2,296	949	1,115

Loss from discontinued operations	(7,138)	(3,580)	(1,339)

Net income (loss)	13,513	(9,467)	(16,109)
Less: Net loss attributable to noncontrolling interests	224	266	20

Net income (loss) attributable to Parent	$13,737	(9,201)	(16,089)

Net income (loss)	$13,513	(9,467)	(16,109)
Other comprehensive income, net of tax:
Unrealized gain (loss) on securities available for sale	51	(46)	141
Foreign currency translation adjustments	287	(194)	595

Other comprehensive gain (loss), net	338	(240)	736

Comprehensive income (loss), net of tax	13,851	(9,707)	(15,373)
Less: Comprehensive loss attributable to noncontrolling interests	224	266	20

Comprehensive income (loss) attributable to Parent	$14,075	(9,441)	(15,353)

See Notes to Combined Carve-Out Financial Statements

BBX Capital Florida LLC and Subsidiaries

For the Years Ended December 31, 2019, 2018 and 2017

Combined Carve-Out Statements of Changes in Equity

(in thousands)	For each of the Years in the Three Years Ended December 31, 2019
	Parent’s Equity	Accumulated Other Comprehensive income	Noncontrolling Interest	Total Equity
Balance at December 31, 2016	$211,237	1,049	77	212,363
Net loss excluding $176 of earnings attributable to redeemable noncontrolling interest	(16,089)	—	(196)	(16,285)
Other comprehensive income	—	736	—	736
Noncontrolling interest distributions	—	—	(119)	(119)
Net transfers from parent	42,111	—	—	42,111

Balance at December 31, 2017	237,259	1,785	(238)	238,806

Cumulative effect from the adoption of ASU 2016-01	329	(329)	—	—
Net loss excluding $369 of loss attributable to redeemable noncontrolling interest	(9,201)	—	103	(9,098)
Other comprehensive loss	—	(240)	—	(240)
Purchase of noncontrolling interest	(587)	—	329	(258)
Increase in noncontrolling interest from loan foreclosures	—	—	705	705
Net transfers from parent	7,615	—	—	7,615

Balance at December 31, 2018	235,415	1,216	899	237,530

Cumulative effect from the adoption of ASU 2016-02 net of income taxes and redeemable noncontrolling interest	(2,202)	—	—	(2,202)
Accretion of redeemable noncontrolling interest	(1,902)	—	—	(1,902)
Net income excluding $326 of loss attributable to redeemable noncontrolling interest	13,737	—	102	13,839
Other comprehensive income	—	338	—	338
Net transfers to parent	(65,367)	—	—	(65,367)

Balance at December 31, 2019	$179,681	1,554	1,001	182,236

See Notes to Combined Carve-Out Financial Statements

BBX Capital Florida LLC and Subsidiaries

Combined Carve-Out Statements of Cash Flows

	For the Years Ended December 31,
(in thousands)	2019	2018	2017
Operating activities:
Net income (loss)	$13,513	(9,467)	(16,109)
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Recoveries from loan losses, net	(5,428)	(8,653)	(7,546)
Depreciation, amortization and accretion, net	8,008	8,322	6,005
Net gains on sales of real estate and property and equipment	(13,305)	(4,563)	(2,502)
Equity earnings of unconsolidated real estate joint ventures	(37,898)	(14,194)	(12,541)
Return on investment in unconsolidated real estate joint ventures	39,043	17,679	12,852
Decrease in deferred income tax asset, net	2,343	1,084	1,912
Impairment losses	6,938	4,718	6,873
Decrease (increase) in trade receivable	5,190	(2,323)	39
(Increase) decrease in trade inventory	(2,733)	3,882	(2,261)
(Increase) decrease in real estate inventory	(7,445)	12,001	(273)
Net change in operating lease asset and operating lease liability	515	—	—
Decrease (increase) in other assets	6,817	2,197	(696)
(Decrease) increase in accounts payable	(596)	1,648	1,883
Net change in due/from to parent	3,284	(1,282)	(1,326)
Increase in accrued expenses	927	1,638	4,512
Increase (decrease) in other liabilities	3,496	(1,480)	(4,210)

Net cash provided by (used in) operating activities	22,669	11,207	(13,388)

Investing activities:
Return of investment in unconsolidated real estate joint ventures	31,442	12,080	6,440
Investments in unconsolidated real estate joint ventures	(25,179)	(29,187)	(5,194)
Proceeds from repayment of loans receivable	6,339	19,394	11,168
Proceeds from sales of real estate held-for-sale	23,512	17,431	15,081
Proceeds from sales of property and equipment	11,762	569	341
Additions to real estate held-for-sale and held-for-investment	(600)	(1,221)	(1,642)
Purchases of property and equipment	(11,091)	(12,796)	(6,664)
Cash paid for acquisition, net of cash received	—	—	(58,418)
Decrease in cash from other investing activities	(222)	(4,696)	(380)

Net cash provided by (used in) investing activities	35,963	1,574	(39,268)

(Continued)

BBX Capital Florida LLC and Subsidiaries

Combined Carve-Out Statements of Cash Flows

	For the Years Ended December 31,
(in thousands)	2019	2018	2017
Financing activities:
Repayments of notes payable and other borrowings	(3,947)	(18,037)	(2,362)
Proceeds from notes payable and other borrowings	1,983	721	7,344
Payments for debt issuance costs	(96)	(125)	—
Purchase of noncontrolling interest	—	(258)	—
Noncontrolling interest distributions	—	—	(119)
Net transfers (to) from parent	(65,367)	7,615	42,111

Net cash (used in) provided by financing activities	(67,427)	(10,084)	46,974

(Decrease) increase in cash, cash equivalents and restricted cash	(8,795)	2,697	(5,682)
Cash, cash equivalents and restricted cash at beginning of period	30,082	27,385	33,067

Cash, cash equivalents and restricted cash at end of period	$21,287	30,082	27,385

Supplemental cash flow information:
Interest paid on borrowings, net of amounts capitalized	$721	854	2,253
Income taxes paid	1,227	678	2,236
Supplementary disclosure of non-cash investing and financing activities:
Construction funds receivable transferred to real estate	18,318	14,548	11,276
Loans receivable transferred to real estate	333	1,673	1,365
Increase in other assets upon issuance of Community Development District Bonds	8,110	15,996	—
Assumption of Community Development District Bonds by builders	1,035	5,572	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	20,723	22,103	19,795
Restricted cash	529	966	609
Cash discontinued operations	35	7,013	6,981

Total cash, cash equivalents, and restricted cash	$21,287	30,082	27,385

See Notes to Combined Carve-Out Financial Statements

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

1. Organization

BBX Capital Florida LLC and its subsidiaries (the “Company” or, unless otherwise indicated or the context otherwise requires, “we,” “us,” or “our”) is a Florida-based diversified holding company. BBX Capital Florida LLC as a standalone entity without its subsidiaries is referred to as “New BBX Capital.”

New BBX Capital is currently wholly owned by BBX Capital Corporation (“BBX Capital” or “Parent”) and includes subsidiaries which hold or will hold substantially all of the BBX Capital’s investments other than its investment in Woodbridge Holdings Corporation (“Woodbridge”), which owns greater than 90% of the common stock of Bluegreen Vacations Corporation. BBX Capital previously formed New BBX Capital and merged the former BBX Capital Corporation (“BCC”) into it in December 2016.

On June 17, 2020, the Parent announced plans to spin-off the Company to its stockholders through a pro rata distribution of the Company’s stock to the Parent’s existing shareholders. The spin-off transaction is expected to be taxable to the Parent’s stockholders. The distribution is subject to the satisfaction or waiver of certain conditions, including, among other things, final approval of the distribution by the Parent’s shareholders, the Information Statement on Form 10, of which these financial statements form a part, being declared effective by the Securities and Exchange Commission (“SEC”), and New BBX Capital’s common stock being approved for listing on a national securities exchange.

Principal Investments

New BBX Capital’s principal investments include BBX Capital Real Estate LLC (“BBX Capital Real Estate”), BBX Sweet Holdings, LLC (“BBX Sweet Holdings”), and Renin Holdings, LLC (“Renin”).

BBX Capital Real Estate

BBX Capital Real Estate is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, including investments in multifamily apartment and townhome communities, single-family master-planned communities, and commercial properties located primarily in Florida. In addition, BBX Capital Real Estate owns a 50% equity interest in The Altman Companies, LLC (the “Altman Companies”), a developer and manager of multifamily apartment communities, and manages the legacy assets acquired in connection with BCC’s sale of BankAtlantic in 2012, including portfolios of loans receivable, real estate properties.

BBX Sweet Holdings

BBX Sweet Holdings is engaged in the ownership and management of operating businesses in the confectionery industry, including IT’SUGAR, Hoffman’s Chocolates, and Las Olas Confections and Snacks. IT’SUGAR is a specialty candy retailer which operates approximately 100 retail locations, which include a mix of high-traffic resort and entertainment, lifestyle, mall/outlet, and urban locations in over 25 states and Washington D.C., and its products include bulk candy, candy in giant packaging, and novelty items. Hoffman’s Chocolates is a retailer of gourmet chocolates with retail locations in South Florida, and Las Olas Confections and Snacks is a manufacturer and wholesaler of chocolate and other confectionery products.

Renin

Renin is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products and operates through its headquarters in Canada and two manufacturing and distribution

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

facilities in the United States and Canada. In addition to its own manufacturing, Renin also sources various products and raw materials from China. During the year ended December 31, 2019, Renin’s total revenues included $36.0 million of trade sales to two major customers and their affiliates and $18.4 million of revenues generated outside the United States. Revenues from one customer of Renin represented $20.2 million, $20.7 million, and $20.9 million of the Company’s total revenues for the years ended December 31, 2019, 2018 and 2017, respectively, which represented nearly 10% of the Company’s total revenues for the years ended December 31, 2019 and 2018 and over 10% of the Company’s total revenues for the year ended December 31, 2017. Renin’s properties and equipment located outside the United States had a carrying amount of $1.6 million as of December 31, 2019.

Other

In addition to its principal investments, the Company has investments in other operating businesses, including a restaurant located in South Florida that was acquired through a loan foreclosure and an insurance agency, and previously operated pizza restaurant locations as a franchisee of MOD Super Fast Pizza (“MOD Pizza”), as described below.

In 2016, Food for Thought Restaurant Group (“FFTRG”), a wholly owned subsidiary of New BBX Capital, entered into area development and franchise agreements with MOD Pizza related to the development of up to approximately 60 MOD Pizza franchised restaurant locations throughout Florida. Through 2019, FFTRG had opened nine restaurant locations. As a result of FFTRG’s overall operating performance and the Company’s goal of streamlining its investment verticals, the Company entered into an agreement with MOD Pizza to terminate the area development and franchise agreements and transferred seven of its restaurant locations, including the related assets, operations, and lease obligations, to MOD Pizza during the third quarter of 2019. In addition, the Company closed the remaining two locations and terminated the related lease agreements. In connection with the transfer of the seven restaurant locations to MOD Pizza, the Company recognized an aggregate impairment loss of $4.0 million related to the disposal group, which included property and equipment, intangible assets, and net lease liabilities. In addition, prior to the transaction, the Company previously recognized $2.7 million of impairment losses associated with property and equipment at three restaurant locations. Accordingly, the Company recognized $6.7 million of impairment losses associated with its investment in MOD Pizza restaurant locations during the year ended December 31, 2019. FFTRG’s operations as a franchisee of MOD Pizza are presented as discontinued operations in the Company’s combined financial statements.

Basis of Presentation

The accompanying combined carve-out financial statements of the Company include the combined financial statements of New BBX Capital and its subsidiaries, including BBX Capital Real Estate, BBX Sweet Holdings, Renin, and FFTRG, as well as certain subsidiaries in which ownership is expected to be transferred from the Parent in connection with the spin-off transaction described above.

These combined carve-out financial statements have been derived from the accounting records of these companies and should be read with the accompanying notes thereto. Further, the combined carve-out financial statements do not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity nor are they indicative of the future results of the Company.

The majority of the assets, liabilities, revenues, expenses, and cash flows of the Company have been identified based on the existing legal entities. However, the historical costs and expenses reflected in the financial statements also include an allocation for certain corporate and shared service functions historically provided by the Parent. These expenses have been allocated to the Company on the basis of direct usage when identifiable, while the remainder of the expenses, including costs related to executive compensation, were allocated primarily on a pro-rata basis of combined revenues and equity in earnings of unconsolidated joint ventures of the Parent and its subsidiaries. The Company believes that the assumptions underlying the combined carve-out financial

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

statements, including the assumptions regarding the allocation of general corporate expenses from the Parent, are reasonable. However, the combined carve-out financial statements may not include all of the actual expenses that would have been incurred had the Company been operating as a standalone company during the periods presented. Actual costs that would have been incurred if the Company operated as a standalone company would depend on multiple factors, including organizational structure, technology infrastructure, and strategic direction. The Company also may incur additional costs associated with being a public company that are not reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies

Consolidation Policy—The combined carve-out financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of New BBX Capital’s wholly-owned subsidiaries, other entities in which New BBX Capital or its subsidiaries hold controlling financial interests, and any VIEs in which New BBX Capital or one of its consolidated subsidiaries is deemed the primary beneficiary of the VIE. All significant inter-company accounts and transactions have been eliminated.

Use of Estimates—The preparation of GAAP financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management evaluates its estimates, including those that relate to the recognition of revenue; the allowance for bad debt; the recovery of the carrying value of real estate; the measurement of assets and liabilities at fair value, including amounts recognized in business combinations and items measured at fair value on a non-recurring basis, such as intangible assets, goodwill, and real estate; the amount of the deferred tax valuation allowance and accounting for uncertain tax positions; and the estimate of contingent liabilities related to litigation and other claims and assessments. Management bases its estimates on historical experience and on other various assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions.

Cash and Cash Equivalents, and Restricted Cash—Cash equivalents consist of demand deposits at financial institutions, money market funds, and other short-term investments with original maturities at the time of purchase of 90 days or less. Cash in excess of the Company’s immediate operating requirements are generally invested in short-term time deposits and money market instruments that typically have original maturities at the date of purchase of three months or less. Restricted cash consists primarily of cash held at financial institutions associated with our insurance subsidiary or with borrowings. Cash and cash equivalents are maintained at various financial institutions located throughout the United States and Canada, in amounts exceeding the $250,000 federally insured limit. Accordingly, the Company is subject to credit risk. Management performs periodic evaluations of the relative credit standing of financial institutions maintaining the Company’s deposits to evaluate and, if necessary, take actions in an attempt to mitigate credit risk.

Revenue Recognition

Trade sales—Revenue is recognized on trade sales as follows:

•

Revenue is recognized on wholesale trade sales when control of the products is transferred to customers, which generally occurs when the products are shipped or the customers accept delivery. Wholesale trade sales typically have payment terms between 10 and 90 days. Certain customer trade sale contracts have

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

provisions for right of return, volume rebates, and price concessions. These types of discounts are accounted for as variable consideration, and the Company uses the expected value method to calculate the estimated reduction in the trade sales revenue. The inputs used in the expected value method include historical experience with the customer, sales forecasts, and outstanding purchase orders.

•	Revenue is recognized on retail trade sales at the point of sale, which occurs when products are sold at the Company’s retail locations.

•	Sales and other taxes imposed by governmental authorities that are collected by the Company from customers are excluded from revenue or the transaction price.

•	Shipping and handling activities that occur after the control of goods is transferred to a customer are accounted for as fulfillment activities instead of a separate performance obligation.

•

Revenue is not adjusted for the effects of a significant financing component if the Company expects, at the contract inception, that the performance obligation will be satisfied within one year or less.

Sales of real estate inventory—Revenue is generally recognized on sales of real estate inventory to customers when the sales are closed and title passes to the buyer. The Company generally receives payment from the sale of real estate inventory at the date of closing. In addition, certain real estate sales contracts provide for a contingent purchase price. The contingent purchase price in contracts pursuant to which the Company sells developed lots to homebuilders is generally calculated as a percentage of the proceeds that the homebuilders receive from sales to their own customers, and the Company does not receive payment of such amounts until the homebuilders close on such sales. The Company accounts for the contingent purchase price in these contracts as variable consideration and estimates the amount of such consideration that may be recognized upon the closing of the real estate transaction based on the expected value method. The estimate of variable consideration is recognized as revenue to the extent that it is not probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved. The inputs used in the expected value method include current sales prices (net of incentives), historical contingent purchase price receipts, and sales contracts on similar properties.

Interest income—Interest income from loans receivable originated by the Company is recognized on accruing loans when management determines that it is probable that all of the principal and interest will be collected in accordance with the loan’s contractual terms. Interest income is recognized on non-accrual loans on a cash basis. Loans receivable are included in other assets in the Company’s combined carve-out statements of financial condition.

Net gains on sales of real estate assets—Net gains on sales of real estate assets represents sales of assets to non-customers. Gains (or losses) are recognized from sales to non-customers when the control of the asset has been transferred to the buyer, which generally occurs when title passes to the buyer.

Trade Accounts Receivable and Allowance for Bad Debts—Accounts receivable are stated at the amounts billed to customers for sale of goods or services with a contractual maturity of one year or less. The Company provides an allowance for bad debts. This allowance is based on a review of outstanding receivables, historical collection information, and an evaluation of existing economic conditions impacting the Company’s customers. Accounts receivable are ordinarily due 30 to 60 days after the issuance of the invoice (based on terms). Accounts receivable are considered delinquent after 30 days past the due date. These delinquent receivables are monitored and are charged to the allowance for bad debts based on an evaluation of individual circumstances of the customer. Account balances are written off after collection efforts have been made and the potential recovery is considered remote.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Trade Inventories—Trade inventory is measured at the lower of cost or market. Cost includes all costs of conversions, including materials, direct labor, production overhead, depreciation of equipment, and shipping costs. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials. Finished goods and work in progress are stated at the lower of cost or market determined on a first-in, first-out or average cost basis. Shipping and handling fees billed to customers are recorded as trade sales, and shipping and handling fees paid by the Company are recorded as cost of goods sold.

In valuing inventory, the Company makes assumptions regarding the write-downs required for excess and obsolete inventory based on judgments and estimates formulated from available information. Estimates for excess and obsolete inventory are based on historical and forecasted usage. Inventory is also examined for upcoming expiration, and write-downs are recorded where appropriate. At December 31, 2019 and 2018, the reserve for inventory was $0.9 million and $0.5 million, respectively.

Real Estate—From time to time, the Company acquires real estate or takes possession or ownership of real estate through the foreclosure of collateral on loans receivable. Such real estate is classified as real estate held-for-sale, real estate held-for-investment, or real estate inventory. When real estate is classified as held-for-sale, it is initially recorded at fair value less estimated selling costs and subsequently measured at the lower of cost or estimated fair value less selling costs. When real estate is classified as held-for-investment, it is initially recorded at fair value and, if applicable, is depreciated in subsequent periods over its useful life using the straight-line method. Real estate is classified as real estate inventory when the property is under development for sale to customers and is measured at cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest and real estate taxes, and other costs incurred during the construction period. Expenditures for capital improvements are generally capitalized, while the ongoing costs of owning and operating real estate are charged to selling, general and administrative expenses as incurred. Impairments required on loans receivable at the time of foreclosure of real estate collateral are charged to the allowance for loan losses, while impairments of real estate required under ASC 360 to reflect subsequent declines in fair value are recorded as impairment losses in the Company’s combined carve-out statements of operations and comprehensive income.

Investments in Unconsolidated Real Estate Joint Ventures—The Company uses the equity method of accounting to record its equity investments in entities in which it has significant influence but does not hold a controlling financial interest, including equity investments in VIEs in which the Company is not the primary beneficiary. Under the equity method, an investment is reflected on the statement of financial condition of an investor as a single amount, and an investor’s share of earnings or losses from its investment is reflected in the statement of operations as a single amount. The investment is initially measured at cost and subsequently adjusted for the investor’s share of the earnings or losses of the investee and distributions received from the investee. The investor recognizes its share of the earnings or losses of the investee in the periods in which they are reported by the investee in its financial statements rather than in the period in which an investee declares a distribution. Intra-entity profits and losses on assets still remaining with an investor or investee are eliminated.

The Company recognizes its share of earnings or losses from certain equity method investments based on the hypothetical liquidation at book value (“HLBV”) method. Under the HLBV method, earnings or losses are recognized based on how an entity would allocate and distribute its cash if it were to sell all of its assets and settle its liabilities for their carrying amounts and liquidate at the reporting date. The HLBV method is used to calculate the Company’s share of earnings or losses from equity method investments when the contractual cash disbursements are different than the investors’ equity interest.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The Company capitalizes interest expense on investments in and advances or loans to real estate joint ventures accounted for under the equity method that have commenced qualifying activities, such as real estate development projects. The capitalization of interest expense ceases when the investee completes its qualifying activities, and total capitalized interest expense cannot exceed interest expense incurred.

The Company reviews its investments on an ongoing basis for indicators of other-than-temporary impairment. This determination requires significant judgment in which the Company evaluates, among other factors, the fair market value of its investments, general market conditions, the duration and extent to which the fair value of an investment is less than cost, and the Company’s intent and ability to hold an investment until it recovers. The Company also considers specific adverse conditions related to the financial health and business outlook of the investee, including industry and market performance, rating agency actions, and expected future operating and financing cash flows. If a decline in the fair value of an investment is determined to be other-than-temporary, an impairment loss is recorded to reduce the investment to its fair value, and a new cost basis in the investment is established.

Property and Equipment, net—Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally 3 years for computer equipment, 3 to 5 years for software, 5 years for furniture and fixtures, and 7 to 10 years for manufacturing equipment. The cost of leasehold improvements is depreciated using the straight-line method over the shorter of the terms of the related leases or the estimated useful lives of the improvements. Costs for new property, leasehold improvements, and equipment, as well as major renewals and betterments, are capitalized, while costs for maintenance and repairs are expensed as incurred.

Long-Lived Assets—The Company evaluates its long-lived assets, including property and equipment, definite-lived intangible assets, and right-of-use assets associated with its lease agreements, for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Factors which could indicate that an asset (or asset group) may not be recoverable include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets, and significant negative industry or economic trends. The carrying amount of an asset (or asset group) is not considered recoverable when the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use of the asset (or asset group). To the extent that the carrying amount of an asset (or asset group) exceeds the sum of such undiscounted cash flows, an impairment loss is measured and recorded based on the amount by which the carrying amount of the asset (or asset group) exceeds its fair value. Impairment losses associated with an asset group are allocated to long-lived assets within the asset group based on their relative carrying amounts; however, the carrying amounts of individual long-lived assets within an asset group are not reduced below their individual fair values.

To the extent that impairment testing is required, the Company estimates the fair values of its trademark and customer relationship intangible assets. The relief from royalty valuation method, a form of the income approach, is used to estimate the fair value of trademarks. Under this method, the fair value of trademarks is determined by calculating the present value using a risk-adjusted discount rate of the estimated future royalty payments that would have to be paid if the trademarks were not owned. The multi-period excess earnings method, a form of the income approach, is used to estimate the fair value of customer relationships. The multi-period excess earnings method isolates the expected cash flows attributable to the customer relationship intangible asset and discounts these cash flows at a risk adjusted discount rate.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

As the carrying amounts of the Company’s long-lived assets and definite-lived intangible assets are dependent upon estimates of future cash flows that they are expected to generate, these assets may be impaired if cash flows decrease significantly or do not meet expectations, in which case they would be written down to their estimated fair values. The estimates of useful lives and expected cash flows require the Company to make significant judgments regarding future periods that are subject to a number of factors, many of which are beyond the Company’s control.

Goodwill—The Company recognizes goodwill upon the acquisition of a business when the fair values of the consideration transferred and any noncontrolling interests in the acquiree are in excess of the fair value of the acquiree’s identifiable net assets. The Company tests goodwill for potential impairment on an annual basis as of December 31 or during interim periods if impairment indicators exist. The Company first assesses qualitatively whether it is necessary to perform goodwill impairment testing. Impairment testing is performed when it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company evaluates various factors affecting a reporting unit in its qualitative assessment, including, but not limited to, macroeconomic conditions, industry and market considerations, cost factors, and financial performance. If the Company concludes from its qualitative assessment that goodwill impairment testing is required, the fair value of the reporting unit is compared to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the Company records an impairment loss for the excess amount, although the impairment loss is limited to the amount of goodwill allocated to the reporting unit.

The Company generally applies an income approach utilizing a discounted cash flow methodology and a market approach utilizing a guideline public company and transaction methodology to estimate the fair value of its reporting units. The estimated fair values obtained from the income and market approaches are compared and reviewed for reasonableness to determine a best estimate of fair value. The Company’s discounted cash flow methodology establishes an estimate of fair value by estimating the present value of the projected future cash flows to be generated from a reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. The Company generally uses a five to ten-year period in computing discounted cash flow values. The most significant assumptions used in the discounted cash flow methodology are generally the terminal value, the discount rate, and the forecast of future cash flows. The guideline public company methodology establishes an estimate of fair value based upon the trading prices of public traded companies that are similar to the applicable reporting unit, while the guideline transaction methodology establishes an estimate of fair value based on acquisitions of companies that are similar to the applicable reporting unit. Under these methods, the Company develops multiples of revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) based upon the indicated enterprise value, revenues, and EBITDA of the guideline companies and makes adjustments to such multiples based on various considerations, including the financial condition, operating performance, and relative risk of the guideline companies. The adjusted multiples are then applied to the revenues and EBITDA of the reporting unit to develop an estimated fair value of the reporting unit. Depending on the facts and circumstances applicable to the reporting unit and the guideline companies, the Company may place greater emphasis on the income or market approach to determine its best estimate of fair value.

Inherent in the Company’s determinations of fair value are certain judgments and estimates relating to future cash flows, including the Company’s assessment of current economic indicators and market valuations, and assumptions about the Company’s strategic plans with regard to its operating businesses. Due to the uncertainties associated with such evaluations, actual results could differ materially from such estimates.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Operating Lease Assets and Operating Lease Liabilities—The Company recognizes right-of-use assets and lease liabilities associated with lease agreements with an initial term of greater than 12 months, while lease agreements with an initial term of 12 months or less are not recorded in the Company’s combined carve-out statements of financial condition. The Company determines if an arrangement is a lease at inception. The operating lease assets represent the Company’s right to use an underlying asset for the lease term, and operating lease liabilities represent the Company’s obligation to make lease payments. Operating lease assets and liabilities are recognized when the Company takes possession of the underlying asset based on the present value of lease payments over the lease term. The Company generally does not include lease payments associated with renewal options that are exercisable at its discretion in the measurement of its operating lease assets and operating lease liabilities as it is not reasonably certain that such options will be exercised. The Company generally recognizes lease costs associated with its operating leases on a straight-line basis over the lease term, while variable lease payments that do not depend on an index or rate are recognized as variable lease costs in the period in which the obligation for those payments is incurred. The Company recognizes accrued straight-line rent and unamortized tenant allowances received from landlords associated with its operating leases as a reduction of the operated lease assets associated with such leases. The Company has lease agreements with lease and non-lease components which it generally accounts for as a single lease component for lease classification, recognition and measurement purposes.

Cost of Trade Sales—Cost of trade sales includes the cost of inventory, shipping and handling, warehousing, and occupancy expenses related to the Company’s retail locations and manufacturing facilities.

Deferred Financing Costs—Deferred financing costs are comprised of costs incurred in connection with obtaining financing from third-party lenders and are presented in the Company’s combined carve-out statements of financial condition as other assets or as a direct deduction from the carrying amount of the associated debt liability. These costs are capitalized and amortized to interest expense over the terms of the related financing arrangements. As of December 31, 2019 and 2018, unamortized deferred financing costs presented in other assets totaled $0.1 million and $0.2 million, respectively, while unamortized costs presented against the associated debt liabilities totaled $0.8 million and $0.7 million, respectively. Interest expense from the amortization of deferred financing costs for the years ended December 31, 2019, 2018 and 2017 was $72,000, $41,000, and $20,000, respectively.

Income Taxes—The Company accounts for income taxes on a separate return basis and accounts for income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain. If a valuation allowance is recorded, a subsequent change in circumstances that causes a change in judgment about the realization of the related deferred tax amount could result in the reversal of the deferred tax valuation allowance.

An uncertain tax position is defined as a position taken or expected to be taken in a tax return that is not based on clear and unambiguous tax law and which is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Company may recognize the tax benefit from an uncertain tax position only if it believes that it is more likely than not that the tax position will be sustained on examination by

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

the taxing authorities based on the technical merits of the position. The Company measures the tax benefits recognized based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes.

Noncontrolling Interests—Noncontrolling interests reflect third parties’ ownership interests in entities that are combined in the Company’s financial statements but are less than 100% owned by the Company. Noncontrolling interests are recognized as equity in the combined carve-out statement of financial condition and presented separately from the equity attributable to the Parent, while noncontrolling interests that are redeemable for cash at the holder’s option or upon a contingent event outside of the Company’s control are classified as redeemable noncontrolling interests and presented in the mezzanine section between total liabilities and equity in the combined carve-out statement of financial condition. The Company measures redeemable noncontrolling interests on an ongoing basis by accreting changes in the estimated redemption value of such interests from the date of issuance to the earliest redemption date and adjusts the carrying amount of such interests to the calculated value in the event that it is in excess of the carrying amount of such interests at such time.

A change in the ownership interests of a subsidiary is accounted for as an equity transaction if the Company retains its controlling financial interest in the subsidiary.

The amounts of combined carve-out net income and comprehensive income attributable to the Parent and noncontrolling interests are separately presented in the Company’s combined carve-out statement of operations and comprehensive income.

Advertising and Marketing—Advertising and marketing costs are expensed as incurred. Advertising and marketing costs, which are included as selling, general and administrative expenses in the Company’s combined carve-out statements of operations and comprehensive income (loss), were $2.5 million, $2.3 million and $1.5 million, respectively, for the years ended December 31, 2019, 2018 and 2017.

Accounting for Loss Contingencies—Loss contingencies, including those arising from legal actions, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued the following accounting pronouncements and guidance relevant to the Company’s operations which have been adopted as of January 1, 2019:

ASU No. 2016-02—Leases (Topic 842). This standard, as subsequently amended and clarified by various ASUs, requires lessees to recognize assets and liabilities for the rights and obligations created by leases of assets. For income statement purposes, the standard retains a dual model which requires leases to be classified as either operating or finance based on criteria that are largely similar to those applied under prior lease accounting but without explicit bright lines. The standard also requires extensive quantitative and qualitative disclosures, including significant judgments and assumptions made by management in applying the standard, intended to provide greater insight into the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard on January 1, 2019 and applied the transition guidance as of the date of adoption under the current-period adjustment method. As a result, the Company recognized right-of-use assets and lease liabilities associated with its leases on January 1, 2019, with a cumulative-effect adjustment to the

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

opening balance of accumulated earnings, while the comparable prior periods in the Company’s financial statements have been and will continue to be reported in accordance with Topic 840, including the disclosures of Topic 840.

The standard includes a number of optional practical expedients under the transition guidance. The Company elected the package of practical expedients which allowed the Company to not reassess prior conclusions about lease identification, lease classification, and initial direct costs. The Company also made accounting policy elections by class of underlying asset to not apply the recognition requirements of the standard to leases with terms of 12 months or less and to not separate non-lease components from lease components. Consequently, each separate lease component and the non-lease components associated with that lease component is accounted for as a single lease component for lease classification, recognition, and measurement purposes.

Upon adoption of the standard on January 1, 2019, the Company recognized a lease liability of $95.3 million and a right-of-use asset of $86.4 million. The difference between the lease liability and right-of-use asset primarily reflects the reclassification of accrued straight-line rent and unamortized tenant allowances from other liabilities in the Company’s combined carve-out statement of financial condition to a reduction of the right-of-use asset. In addition, the Company recognized an impairment loss of $3.4 million in connection with the recognition of right-of-use assets for certain IT’SUGAR retail locations as a cumulative-effect adjustment to the opening balance of accumulated earnings. The implementation of the standard did not have a material impact on the Company’s combined carve-out statement of operations and comprehensive income or statement of cash flows. See Note 11 for additional information regarding the Company’s lease agreements.

Future Adoption of Recently Issued Accounting Pronouncements

The FASB has issued the following accounting pronouncements and guidance relevant to the Company’s operations which have not been adopted as of December 31, 2019:

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (as subsequently amended and clarified by various ASUs). This standard introduces an approach of estimating credit losses on certain types of financial instruments based on expected losses and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating its allowance for bad debts. The Company adopted this standard on January 1, 2020 using a modified retrospective method. The Company did not recognize a cumulative effect adjustment upon adoption of the standard as the standard did not have a material impact on the Company’s allowance for bad debts. The Company also elected the practical expedient to not measure an allowance for credit losses for accrued interest receivables, as the Company’s interest income is suspended, and previously accrued but unpaid interest income is reversed, on all delinquent notes receivable when principal or interest payments are more than 90 days contractually past due and not resumed until such loans are less than 90 days past due. As such, the adoption of the standard did not have a material impact on the Company’s combined carve-out financial statements.

ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard removes specific exceptions to the general principles in Topic 740 including exceptions related to (i) the incremental approach for intraperiod tax allocations, (ii) accounting for basis differences when there are ownership changes in foreign investments, and (iii) interim period income tax accounting for year-to-date losses that exceed anticipated losses. The statement is effective for the Company on January 1, 2021 and interim periods within that fiscal year. Early adoption is permitted. The Company is currently evaluating the impact that ASU 2019-12 may have on its combined carve-out financial statements.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

ASU 2018-15, Intangibles (Topic 350-40): Goodwill and Other – Internal–Use Software. This standard requires a customer in a cloud computing arrangement that is a service contract (“CCA”) to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets or expense as incurred. The standard also requires entities to present implementation costs related to a CCA in the same financial statement line items as the CCA service fees. The Company adopted this standard on January 1, 2020 and is applying the transition guidance as of the date of adoption prospectively, under the current period adjustment method. The adoption of the standard is not expected to have a material impact on the Company’s combined carve-out financial statements.

ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard modifies the disclosure requirements in Topic 820 related to the valuation techniques and inputs used in fair value measurements, uncertainty in measurement, and changes in measurements applied. This standard was effective for the Company on January 1, 2020, and the adoption of the standard is not expected to have a material impact on the Company’s combined carve-out financial statements and disclosures.

3. Acquisition

Acquisition of IT’SUGAR

On June 16, 2017, BBX Sweet Holdings acquired IT’SUGAR, a specialty candy retailer with approximately 100 retail locations in over 25 states and Washington, D.C., through the acquisition of all of its Class A Preferred Units and 90.4% of its Class B Common Units for cash consideration of approximately $58.4 million, net of cash acquired. The remaining 9.6% of IT’SUGAR’s Class B Common Units is owned by JR Sugar Holdings, LLC (“JR Sugar”), an entity owned by the founder and CEO of IT’SUGAR.

The consolidated net assets and results of operations of IT’SUGAR are included in the Company’s combined carve-out financial statements commencing on June 16, 2017 and resulted in the following impact to trade sales and income before income taxes from the acquisition date to December 31, 2017 (in thousands):

June 16, 2017 to December 31, 2017
Trade sales	$46,765

Income before income taxes	$2,598

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Purchase Price Allocation

The Company accounted for the acquisition of IT’SUGAR using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed associated with an acquiree be recognized at their fair values at the acquisition date. The following table summarizes the purchase price allocation based on the Company’s valuation, including the fair values of the assets acquired, liabilities assumed, and the redeemable noncontrolling interest in IT’SUGAR at the acquisition date (in thousands):

Property and equipment	$18,747
Cash, inventory and other assets	12,212
Identifiable intangible assets(1)	4,512

Total assets acquired	35,471

Accounts payable and other liabilities	(5,370)
Identifiable intangible liabilities(2)	(716)

Total liabilities assumed	(6,086)

Fair value of identifiable net assets	29,385
Redeemable noncontrolling interest	(2,490)
Goodwill	35,164

Purchase consideration	62,059
Less: cash acquired	(3,641)

Cash paid for acquisition less cash acquired	$58,418

Acquisition-related costs included in selling, general and administrative expenses	$2,963

(1)

Identifiable intangible assets were comprised of $4.2 million, $0.2 million and $0.1 million associated with IT’SUGAR’s trademark, favorable operating lease agreements, and a noncompetition agreement, respectively.

(2)	Identifiable intangible liabilities were comprised of unfavorable operating lease agreements.

The fair values reported in the above table were estimated by the Company using available market information and appropriate valuation methods. As considerable judgment is involved in estimates of fair value, the fair values presented above are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods could have a material effect on the estimated fair value amounts.

The following summarizes the Company’s methodologies for estimating the fair values of certain assets and liabilities associated with IT’SUGAR:

Property and Equipment

Property and equipment acquired consisted primarily of leasehold improvements at IT’SUGAR’s retail locations. The fair value of the leasehold improvements and other equipment was estimated based on the replacement cost approach.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Identifiable Intangible Assets and Liabilities

The identifiable intangible assets acquired primarily consisted of the fair value of IT’SUGAR’s trademark, which was estimated using the relief-from-royalty method, a form of the income approach. Under this approach, the fair value was estimated by calculating the present value using a risk-adjusted discount rate of the expected future royalty payments that would have to be paid if the IT’SUGAR trademark was not owned.

The identifiable intangible assets and liabilities also included the fair value of IT’SUGAR’s operating lease agreements associated with its retail stores. The fair values of these assets and liabilities were estimated by calculating the present value using a risk-adjusted discount rate of the difference between the contractual amounts to be paid pursuant to the lease agreements and the estimate of market lease rates at the acquisition date.

The $4.2 million trademark intangible asset is being amortized over 15 years, and the $0.2 million of favorable lease agreements and the $0.7 million of unfavorable lease agreements were being amortized over a weighted average period of 6.5 years. Upon the Company’s adoption of the new lease accounting standard on January 1, 2019, the unamortized balances of the intangibles related to IT’SUGAR’s lease agreements were reclassified and included in the measurement of the right-of-use assets associated with the applicable lease agreements. The noncompetition agreement is being amortized over five years.

Goodwill

The goodwill recognized in connection with the acquisition reflects the difference between the estimated fair value of the net assets acquired and the consideration paid by BBX Sweet Holdings to acquire IT’SUGAR. The goodwill recognized in the acquisition is deductible for income tax purposes.

Pro Forma Information (unaudited)

The following unaudited pro forma financial data presents the Company’s revenues and earnings for the year ended December 31, 2017 as if the acquisition was completed on January 1, 2016 (in thousands):

Pro Forma For the Year Ended December 31, 2017
Trade sales	$178,643

Loss from continuing operations before income taxes	$(12,792)

Net loss(1)	$(15,709)

Net loss attributable to Parent(1)	$(15,658)

(1)	The pro forma income before income taxes, net income, and net income attributable to the Parent for the year ended December 31, 2017 were adjusted to exclude $3.0 million of acquisition-related costs.

The unaudited pro forma financial data reported in the above table does not purport to represent what the actual results of the Company’s operations would have been assuming that the acquisition date was January 1, 2016, nor does it purport to predict the Company’s results of operations for future periods.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Noncontrolling Interest

Under the terms of IT’SUGAR’s operating agreement, JR Sugar may require the Company to purchase for cash its Class B Common Units of IT’SUGAR upon the occurrence of certain events, including events relating to the employment agreement between the Company and the CEO of IT’SUGAR, as described below. The purchase price payable by the Company for such Class B Common Units will be determined based on the circumstance giving rise to such purchase obligation in accordance with prescribed formulas set forth in IT’SUGAR’s operating agreement. In addition, commencing on the seventh anniversary of the acquisition date, the Company shall have the right, but not the obligation, to require JR Sugar to sell its Class B Common Units to the Company in accordance with a prescribed formula set forth in IT’SUGAR’s operating agreement.

As a result of the redemption features, JR Sugar’s Class B Common Units are considered redeemable noncontrolling interests and reflected in the mezzanine section as a separate line item in the Company’s combined carve-out statement of financial condition. As the noncontrolling interests are not currently subject to redemption but are probable of becoming redeemable in a future period, the Company is measuring the noncontrolling interests by accreting changes in the estimated purchase price from the acquisition date to the earliest redemption date and adjusts the carrying amount of such interests to equal the calculated value in the event it is in excess of the carrying amount of such interests at such time.

The redeemable noncontrolling interest included in the Company’s combined carve-out statements of financial condition as of December 31, 2019 and 2018 was $4.0 million and $2.6 million, respectively.

Employment and Loan Agreements

In connection with the acquisition of IT’SUGAR, the Company entered into an employment agreement with the founder and CEO of IT’SUGAR for his continued services as CEO of IT’SUGAR. Upon the occurrence of certain events constituting a breach of the employment agreement by the CEO resulting in his termination, the Company may exercise its ability to purchase JR Sugar’s Class B Common Units for cash for an amount equal to the lesser of the fair market value of such units determined in accordance with the prescribed formula set forth in IT’SUGAR’s operating agreement and the initial value ascribed to such units at the acquisition date. Similarly, upon the occurrence of certain “not for cause” termination events associated with the termination of the CEO’s employment, JR Sugar may require the Company to purchase its Class B Common Units for cash for an amount equal to the greater of the fair market value of such units determined in accordance with the prescribed formula set forth in IT’SUGAR’s operating agreement and the initial value ascribed to such units at the acquisition date.

Concurrent with the acquisition, JR Sugar borrowed $2.0 million from the Company in the form of two promissory notes, as partial consideration for the purchase of its 9.6% ownership of IT’SUGAR’s Class B Common Units. The notes mature on June 16, 2024, and a portion of the aggregate principal balance and accrued interest of such notes will be forgiven on an annual basis provided that IT’SUGAR’s CEO continues to remain employed with the Company pursuant to his employment agreement. The notes receivable are presented as a deduction from the balance of the related Class B Common Units included in redeemable noncontrolling interests in the combined carve-out statements of financial condition.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

4. Trade Accounts Receivable

The Company’s trade receivables consisted of the following (in thousands):

	December 31,
	2019	2018
Trade receivables	$13,274	18,372
Allowance for bad debts	(170)	(79)

Total trade inventory	$13,104	18,293

5. Trade Inventory

The Company’s trade inventory consisted of the following (in thousands):

	December 31,
	2019	2018
Raw materials	$3,048	2,718
Paper goods and packaging materials	1,327	1,112
Finished goods	18,468	16,216

Total trade inventory	$22,843	20,046

6. Real Estate

The Company’s real estate consisted of the following (in thousands):

	December 31,
	2019	2018
Real estate held-for-sale	$11,297	20,202
Real estate held-for-investment	6,015	10,976
Real estate inventory	48,506	23,778

Total real estate	$65,818	54,956

The Company sold various real estate assets that were classified as held-for-sale or held-for-investment, including its remaining land parcels located at PGA Station in Palm Beach Gardens, Florida and various land parcels located in Florida, as well as RoboVault, a self-storage facility in Fort Lauderdale, Florida that was previously classified in property and equipment. As a result of these sales, the Company recognized total net gains on sales of real estate of $13.6 million and received aggregate net proceeds of $35.2 million during the year ended December 31, 2019.

7. Investments in Unconsolidated Real Estate Joint Ventures

As of December 31, 2019, the Company has equity interests in unconsolidated real estate joint ventures involved in the development of multifamily apartment and townhome communities, as well as single-family master planned communities. In addition, the Company owns a 50% equity interest in the Altman Companies, a developer and manager of multifamily apartment communities.

Investments in unconsolidated real estate joint ventures are accounted for as unconsolidated VIEs.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Investments in unconsolidated real estate joint ventures consisted of the following (in thousands, except ownership percentages):

	December 31,
	2019	Ownership(1)	2018
Altis at Lakeline - Austin Investors, LLC	$242%	34.47	$4,531
Altis at Grand Central Capital, LLC	2,653	11.07	2,549
Altis Promenade Capital, LLC	2,126	6.61	2,195
Altis at Bonterra - Hialeah, LLC	618	96.73	21,602
Altis Ludlam - Miami Investor, LLC	1,081	33.30	675
Altis Suncoast Manager, LLC	753	33.30	1,857
Altis Pembroke Gardens, LLC	1,277	0.41	1,284
Altis Fairways, LLC	1,880	0.42	1,876
Altis Wiregrass, LLC	1,792	2.22	1,897
Altis LH-Miami Manager, LLC	811	3.43	—
Altis Vineland Pointe Manager, LLC	4,712	50.00	—
Altis Miramar East/West	2,631	5.00	—
The Altman Companies, LLC(2)	14,745	50.00	14,893
ABBX Guaranty, LLC	3,750	50.00	2,500
Sunrise and Bayview Partners, LLC	1,562	50.00	1,439
PGA Design Center Holdings, LLC	996	40.00	691
CCB Miramar, LLC	5,999	70.00	1,575
BBX/Label Chapel Trail Development, LLC	1,126	46.75	4,515
L03/212 Partners, LLC	2,087	3.41	—
PGA Lender, LLC	2,111	45.88	—
Sky Cove, LLC	4,178	26.25	—
All other investments in real estate joint ventures	200		659

Total	$57,330		$64,738

(1)

The Company’s ownership percentage in each real estate joint venture represents the Company’s percentage of the contributed capital in each venture. The operating agreements for many of these ventures provide for a disproportionate allocation of distributions to the extent that certain investors receive specified returns on their investments, and as a result, these percentages do not necessarily reflect the Company’s economic interest in the expected distributions from such ventures.

(2)

The investment in The Altman Companies, LLC includes $2.3 million of transaction costs that were incurred in connection with the formation of the joint venture. See additional information below in this Note 7 regarding the Company’s acquisition of its interest in the Altman Companies, LLC.

Unconsolidated Variable Interest Entities

In accordance with the applicable accounting guidance for the consolidation of VIEs, the Company analyzes its investments in real estate joint ventures to determine if such entities are VIEs, and to the extent that such entities are VIEs, if the Company is the primary beneficiary. Based on the Company’s analysis of the forecasted cash flows and structure of these ventures, including the respective operating agreements governing these entities and any relevant financial agreements, such as financing arrangements, the Company has determined that its real estate joint ventures are VIEs in which the Company is not the primary beneficiary, and therefore, the Company accounts for its investments in the real estate joint ventures under the equity method of accounting. The

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Company’s conclusion that it is not the primary beneficiary of these entities is primarily based on the determination that the Company does not have the power to direct activities of the entities that most significantly affect their economic performance. In many of the joint ventures, the Company is not the operating manager and has limited protective rights under the operating agreements, while in certain joint ventures, the investors share decision-making authority in a manner that prevents any individual investor from exercising power over such entities.

The Company’s maximum exposure to loss in its unconsolidated real estate joint ventures was $59.8 million as of December 31, 2019.

Basis Differences

The aggregate difference between the Company’s investments in unconsolidated real estate joint ventures and its underlying equity in the net assets of such ventures was $9.2 million and $11.9 million as of December 31, 2019 and 2018, respectively, which includes $8.5 million and $10.3 million associated with the Company’s investment in the Altman Companies and certain multifamily apartment developments which were acquired for cash consideration based on their estimated fair values as of the acquisition date, as described below, and $0.7 million and $1.6 million associated with the capitalization of interest on real estate development projects.

Equity in Net Earnings of Unconsolidated Real Estate Joint Ventures

For the years ended December 31, 2019, 2018 and 2017, the Company’s equity in net earnings of unconsolidated real estate joint ventures was $37.9 million, $14.2 million and $12.5 million, respectively.

Equity earnings for the year ended December 31, 2019 includes $29.2 million and $5.0 million in equity earnings from the Altis at Bonterra and the Altis at Lakeline joint ventures, respectively, which includes the Company’s share of gains recognized by the ventures upon the sale of their respective multifamily apartment communities. Equity earnings for the year ended December 31, 2018 includes $9.3 million in equity earnings from the Addison on Millenia joint venture, which includes the Company’s share of the gain recognized by the venture upon the sale of its multifamily apartment community. Equity earnings for the year ended December 31, 2017 includes $11.0 million in equity earnings from the Hialeah Communities joint venture, which reflects the Company’s share of the profits recognized by the venture upon the sale of single-family homes in its master planned community.

The Altman Companies, LLC

In November 2018, the Company acquired a 50% equity interest in the Altman Companies, a joint venture between the Company and Joel Altman (“JA”) engaged in the development, construction, and management of multifamily apartment communities, for cash consideration of $14.6 million, including $2.3 million in transaction costs.

The Altman Companies owns 100% of the membership interests in Altman Development Company and Altman Management Company and 60% of the membership interests in Altman-Glenewinkel Construction and generates revenues from the performance of development, general contractor, leasing, and property management services to joint ventures that are formed to invest in development projects originated by the Altman Companies. In addition, the Company and JA invest in the managing member of such joint ventures based on their relative ownership percentages in the Altman Companies.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Pursuant to the operating agreement of the Altman Companies, the Company will acquire an additional 40% equity interest in the Altman Companies from JA for a purchase price of $9.4 million in January 2023, and JA can also, at his option or in other predefined circumstances, require the Company to purchase his remaining 10% equity interest in the Altman Companies for $2.4 million. However, JA will retain his membership interests, including his decision making rights, in the managing member of any development joint ventures that are originated prior to the Company’s acquisition of additional equity interests in the Altman Companies. In addition, in certain circumstances, the Company may acquire the 40% membership interests in Altman-Glenewinkel Construction that are not owned by the Altman Companies for a purchase price based on prescribed formulas in the operating agreement of Altman-Glenewinkel Construction.

Under the terms of the operating agreement of the Altman Companies, the venture is being jointly managed by the Company and JA until the Company’s acquisition of the additional 40% equity interest from JA, with the partners sharing decision making authority for all significant operating and financing decisions. To the extent that the parties cannot reach consensus on a matter, the operating agreement generally provides that a third party will resolve such matter; however, for certain decisions, the operating agreement provides that the venture cannot proceed with such matters without approval from both parties.

In connection with its investment in the Altman Companies, the Company acquired interests in the managing member of seven multifamily apartment developments, including four developments in which the Company had previously invested as a non-managing member, for aggregate cash consideration of $8.8 million. In addition, the Company and JA have each contributed $3.8 million to ABBX Guaranty, LLC, a joint venture established to provide guarantees on the indebtedness and construction cost overruns of new real estate joint ventures formed by the Altman Companies.

Summarized Financial Information of Certain Unconsolidated Real Estate Joint Ventures

The tables below set forth financial information, including condensed statements of financial condition and operations, related to Altis at Bonterra – Hialeah, LLC (in thousands):

	December 31,
	2019	2018
Assets
Cash	$855	3,777
Restricted cash	559	256
Real estate	—	55,734
Other assets	—	134

Total assets	$1,414	59,901

Liabilities and Equity
Notes payable	$—	38,641
Other liabilities	751	571

Total liabilities	751	39,212

Total equity	663	20,689

Total liabilities and equity	$1,414	59,901

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

	For the Years Ended December 31,
	2019	2018	2017
Total revenues	$4,498	6,510	1,851
Gain on sale of real estate	33,843	—	—
Other expenses	(4,480)	(5,937)	(2,657)

Net earnings (loss)	$33,861	573	(806)

Equity in net earnings (loss) of unconsolidated real estate joint venture—Altis at Bonterra - Hialeah, LLC	$29,221	544	(766)

The tables below set forth financial information, including condensed statements of financial condition and operations, related to Altis at Lakeline - Austin Investors, LLC (in thousands):

	December 31,
	2019	2018
Assets
Cash	$628	2,403
Restricted cash	5	229
Real estate	—	42,940
Other assets	144	108

Total assets	$777	45,680

Liabilities and Equity
Notes payable	$—	33,467
Other liabilities	—	1,835

Total liabilities	—	35,302

Total equity	777	10,378

Total liabilities and equity	$777	45,680

	For the Years Ended December 31,
	2019	2018	2017
Total revenues	$1,458	5,842	3,528
Gain on sale of real estate	17,178	—	—
Other expenses	(1,801)	(6,746)	(6,028)

Net earnings (loss)	$16,835	(904)	(2,500)

Equity in net earnings (loss) of unconsolidated real estate joint venture—Altis at Lakeline - Austin Investors, LLC	$5,029	(312)	(862)

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The tables below set forth financial information, including condensed statements of financial condition and operations, related to Hialeah Communities, LLC (in thousands):

	December 31,
	2019	2018
Assets
Cash	$431	675
Properties and equipment	—	—
Other assets	—	—

Total assets	$431	675

Liabilities and Equity
Notes payable	$—	—
Other liabilities	—	277

Total liabilities	—	277

Total equity	431	398

Total liabilities and equity	$431	675

	For the Years Ended December 31,
	2019	2018	2017
Total revenues	$50	406	80,407
Costs of sales	—	(64)	(51,072)
Other expenses	(38)	(44)	(5,134)

Net earnings	$12	298	24,201

Equity in net earnings of unconsolidated real estate joint venture—Hialeah Communities, LLC	$5	55	11,043

The tables below set forth financial information, including condensed statements of financial condition and operations, related to Altis at Shingle Creek, LLC (in thousands):

December 31,
	2019	2018
Assets
Cash	$—	—
Properties and equipment	—	—
Other assets	—	—

Total assets	$—	—

Liabilities and Equity
Notes payable	$—	—
Other liabilities	—	—

Total liabilities	—	—

Total equity	—	—

Total liabilities and equity	$—	—

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

	For the Years Ended December 31,
	2019	2018	2017
Net gain on sale of real estate	$—	22,027	—
Other revenues	—	1,704	4
Costs of sales	—	—	—
Other expenses	—	(2,156)	(254)

Net earnings (losses)	$—	21,575	(250)

Equity in net earnings (losses) of unconsolidated real estate joint venture—Altis at Shingle Creek, LLC	$—	3,401	(5)

The tables below set forth financial information, including condensed statements of financial condition and operations, related to BBX/Label Chapel Trail Development, LLC (in thousands):

	December 31,
	2019	2018
Assets
Cash	$1,725	876
Real estate	2,134	20,103
Other assets	6	6

Total assets	$3,865	20,985

Liabilities and Equity
Notes payable	$184	9,286
Other liabilities	357	2,587

Total liabilities	541	11,873

Total equity	3,324	9,112

Total liabilities and equity	$3,865	20,985

	For the Years Ended December 31,
	2019	2018	2017
Total revenues	$44,988	—	—
Costs of sales	(35,575)	—	—
Other expenses	(2,341)	(1,388)	(177)

Net earnings (losses)	$7,072	(1,388)	(177)

Equity in net earnings (losses) of unconsolidated real estate joint venture—BBX/Label Chapel Trail Development, LLC	$3,306	(649)	(83)

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

8. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2019	2018
Land, building and building improvements	$2,258	11,052
Leasehold improvements	35,768	26,171
Office equipment, furniture, fixtures and software	11,941	9,115
Transportation	379	193

	50,346	46,531
Accumulated depreciation	(20,510)	(13,524)

Property and equipment, net	$29,836	33,007

9. Goodwill

The activity in the balance of the Company’s goodwill was as follows (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Balance, beginning of period	$37,248	39,482	6,731
Acquisitions	—	1,727	35,164
Impairment losses	—	(3,961)	(2,413)

Balance, end of period	$37,248	37,248	39,482

The Company recognized $1.7 million of goodwill in connection with the acquisition of an operating business through a loan foreclosure during the year ended December 31, 2018 and $35.2 million of goodwill in connection with the acquisition of IT’SUGAR during the year ended December 31, 2017. The goodwill associated with IT’SUGAR is included in the Company’s BBX Sweet Holdings reportable segment, while the remaining goodwill relates to an operating business included in the “Other” category for segment reporting.

As described in Note 2, the Company tests goodwill for potential impairment on an annual basis as of December 31 or during interim periods if impairment indicators exist. During the year ended December 31, 2019, the Company determined that its goodwill was not impaired. During the years ended December 31, 2018 and 2017, the Company determined that the fair values of certain of BBX Sweet Holdings’ reporting units were below their respective carrying values as of the applicable testing dates and recognized goodwill impairment losses of $4.0 million and $2.4 million, respectively. The goodwill impairment losses recognized during the years ended December 31, 2018 and 2017 were measured based on the excess of the applicable reporting unit’s carrying value over its fair value.

The decline in the fair values of these reporting units and the related recognition of goodwill impairment losses primarily resulted from ongoing losses in these operations and various strategic initiatives related to such businesses, including the consolidation of manufacturing facilities, a reduction in corporate personnel and infrastructure, and the elimination of various unprofitable brands.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

10. Intangible Assets

The Company’s intangible assets consists of the following (in thousands):

	December 31,
Class	2019	2018
Intangible assets:
Trademarks	$8,522	8,522
Customer relationships	70	70
Lease premium	—	111
Other	306	306

	8,898	9,009
Accumulated amortization	(2,227)	(1,678)

Total intangible assets	$6,671	7,331

Trademarks and customer relationships are amortized using the straight-line method over their expected useful lives, which range from 12 to 20 years.

Amortization Expense

During the years ended December 31, 2019, 2018, and 2017, the Company recognized approximately $0.6 million, $0.5 million and $0.7 million, respectively, of amortization expense related to its intangible assets which is reflected in selling, general and administrative expenses in the Company’s statements of operations and comprehensive income.

The table below sets forth the estimated aggregate amortization expense of intangible assets during each of the five years subsequent to December 31, 2019 (in thousands):

Years Ending December 31,	Total
2020	$546
2021	526
2022	501
2023	500
2024	500

11. Leases

New BBX Capital and its subsidiaries are lessees under various operating leases for retail stores, office space, equipment, and vehicles. Many of the Company’s lease agreements include one or more options to renew, with renewal terms that can extend the lease term from one to seven years, and the exercise of such renewal options is generally at the Company’s discretion. Certain of the Company’s lease agreements include rental payments based on a percentage of sales generated at the leased location over contractually specified levels, and others include rental payments adjusted periodically for inflation. The Company’s lease agreements do not contain material residual value guarantees or material restrictive covenants.

The Company recognizes right-of-use assets and lease liabilities associated with lease agreements with an initial term of 12 months or greater, while lease agreements with an initial term of 12 months or less are not recorded in

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

the Company’s statement of financial condition. The Company generally does not include lease payments associated with renewal options that are exercisable at its discretion in the measurement of its right-of-use assets and lease liabilities as it is not reasonably certain that such options will be exercised. The table below sets forth information regarding the Company’s lease agreements which had an initial term of greater than 12 months (dollars in thousands):

As of December 31, 2019
Operating lease assets	$87,082
Operating lease liabilities	$99,568
Weighted average remaining lease term (years)	6.6
Weighted average discount rate(1)	5.26%

(1)

As most of the Company’s lease agreements do not provide an implicit rate, the Company estimates incremental secured borrowing rates corresponding to the maturities of its lease agreements to determine the present value of future lease payments. To estimate incremental borrowing rates applicable to New BBX Capital and its subsidiaries, the Company considers various factors, including the rates applicable to its recently issued debt and credit facilities and prevailing financial market conditions. The Company used the incremental borrowing rates applicable to New BBX Capital and its subsidiaries on January 1, 2019 for operating leases that commenced prior to that date.

The Company generally recognizes lease costs associated with its operating leases on a straight-line basis over the lease term, while variable lease payments that do not depend on an index or rate are recognized as variable lease costs in the period in which the obligation for those payments is incurred. The table below sets forth information regarding the Company’s lease costs which are included in cost of trade sales and selling, general, and administrative expenses in the Company’s combined carve-out statements of operations (in thousands):

For the Year Ended December 31, 2019
Fixed lease costs	$19,944
Short-term lease costs	121
Variable lease costs	5,763

Total operating lease costs	$25,828

The table below sets forth information regarding the maturity of the Company’s operating lease liabilities as of December 31, 2019 (in thousands):

Period Ending December 31,
2020	$19,492
2021	20,243
2022	18,935
2023	16,283
2024	11,388
After 2024	32,299

Total lease payments	118,640
Less: interest	19,072

Present value of lease liabilities	$99,568

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Included in the Company’s statement of cash flows under operating activities for the year ended December 31, 2019 was $18.7 million of cash paid for amounts included in the measurement of lease liabilities. During the year ended December 31, 2019, the Company obtained $22.9 million of right-of-use assets in exchange for operating lease liabilities.

The table below sets forth the approximate minimum future rental payments (excluding executory costs) under the Company’s lease agreements during periods subsequent to December 31, 2018 related to agreements that were executed as of December 31, 2018 (in thousands):

Period Ending December 31,
2019	$18,363
2020	17,400
2021	16,839
2022	15,079
2023	12,787
After 2023	22,411

Total lease obligation	$102,879

During the years ended December 31, 2018 and 2017, the Company recognized rent expenses under its lease agreements of $22.4 million and $11.1 million, respectively, which are included in cost of trade sales and selling, general, and administrative expenses in the Company’s combined carve-out statements of operations.

12. Debt

The table below sets forth the contractual minimum principal payments of the Company’s debt during each of the five years subsequent to December 31, 2019 and thereafter (in thousands):

Notes Payable and Lines-of Credit
2020	$7,017
2021	2,947
2022	3,895
2023	400
2024	1,879
Thereafter	27,422

43,560
Unamortized debt issuance costs	(824)

Total Debt	$42,736

The minimum contractual payments set forth in the table above may differ from actual payments due to the timing of principal payments required upon the sale of real estate assets that serve as collateral on certain debt (release payments).

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Notes Payable and Lines-of-Credit

The table below sets forth information regarding the Company’s notes payable and other borrowings (dollars in thousands):

	December 31, 2019			December 31, 2018
	Debt Balance	Interest Rate	Carrying Amount of Pledged Assets	Debt Balance	Interest Rate	Carrying Amount of Pledged Assets
Community Development District Obligations	$29,287	4.25-6.00%	$49,352	$24,583	4.25-6.00%	$35,157
TD Bank Term Loan and Line of Credit	6,826	5.00%	(1)	8,117	5.47%	(1)
Banc of America Leasing & Capital Equipment Note	355	4.75%	(2)	555	4.75%	(2)
Bank of America Revolving Line of Credit	2,000	3.24%	—	—	—	—
Unsecured Note(3)	3,400	6.00%	—	3,400	6.00%	—
Centennial Bank Note(3)	1,469	5.25%	1,892	1,507	5.25%	1,968
Other	223	15.00%	—	—	—	—
Unamortized debt issuance costs	(824)			(666)

Total notes payable and other borrowings	$42,736			$37,496

(1)	The collateral is a blanket lien on Renin’s assets.
(2)	The collateral is a security interest in the equipment financed by the underlying note. Additionally, IT’SUGAR is guarantor on the note.
(3)	BBX is guarantor on the note.

Community Development District Obligations—A community development district or similar development authority (“CDD”) is a unit of local government created under various state and/or local statutes to encourage planned community development and allow for the construction of infrastructure improvements through alternative financing sources, including the tax-exempt bond markets. A CDD is generally created through the approval of the local city or county in which the CDD is located and is controlled by a board of supervisors representing the landowners within the CDD. In connection with the Company’s development of the Beacon Lakes Community, The Meadow View at Twin Creeks CDD (the “Beacon Lakes CDD”) was formed by St. Johns County, Florida to use bond financing to fund the construction of infrastructure improvements at the Beacon Lakes Community. The Beacon Lakes CDD issues bonds periodically to fund ongoing construction of the Beacon Lakes Community, and in May 2020, February 2019, November 2018 and November 2016, the Beacon Lakes CDD issued $8.6 million, $8.1 million, $16.5 million, and $21.4 million, respectively, of bonds.

The CDD bond obligations issued in May 2020 have fixed interest rates ranging from 4.25% to 5.38% and mature at various times during the years 2026 through 2051. The Company at its option has the ability to repay a specified portion of the bonds at the time that it sells developed lots in the Beacon Lakes Community.

The obligation to pay principal and interest on the bonds issued by the Beacon Lakes CDD is assigned to each parcel within the CDD, and the Beacon Lakes CDD has a lien on each parcel. If the owner of the parcel does not pay this obligation, the Beacon Lakes CDD can foreclose on the lien. The CDD bond obligations, including interest and the associated lien on the property, are typically payable, secured, and satisfied by revenues, fees, or assessments levied on the property benefited. The assessments to be levied by the CDD are fixed or determinable amounts.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The CDD bond obligations outstanding as of December 31, 2019 have fixed interest rates ranging from 4.25% to 6.00% and mature at various times during the years 2026 through 2049. The Company at its option has the ability to repay a specified portion of the bonds at the time that it sells developed lots in the Beacon Lakes Community.

Upon the issuance of CDD bond obligations by the Beacon Lakes CDD, the Company records an obligation for the CDD bond obligations with a corresponding increase in other assets. The CDD bonds are secured by a lien on the Beacon Lakes property, which is included in “Real Estate” in the Company’s combined statement of financial condition and has a carrying amount of $48.5 million as of December 31, 2019. The Company relieves the CDD bond obligation associated with a particular parcel when the purchaser of the property assumes the obligation, which occurs automatically upon such purchaser’s acquisition of the property, or upon repayment by the Company. Included in “Other Assets” in the Company’s combined carve-out statements of financial condition as of December 31, 2019 and 2018 was $0.8 million and $11.4 million, respectively, of funds that the Company does not have the right of setoff on the Company’s CDD bond obligations. Construction funds receivable associated with the CDD bond obligations is reduced with a corresponding increase in real estate inventory when the CDD disburses the funds to contractors for the construction of infrastructure improvements.

Toronto-Dominion Commercial Bank (“TD Bank”) Term Loan and Line of Credit—Renin maintains a credit facility with TD Bank. Under the terms and conditions of the credit facility, TD Bank provides term loans for up to $1.7 million and loans under a revolving credit facility for up to approximately $16.3 million based on available collateral, as defined in the facility, and subject to Renin’s compliance with the terms and conditions of the facility, including certain specific financial covenants.

Amounts outstanding under the revolving credit facility bear interest at the Canadian or United States Prime Rate plus a margin of 1.00% per annum or the three-month LIBOR rate plus a margin of 2.75% per annum. Outstanding principal on the revolving credit facility is payable one year from the date of the advance. As of December 31, 2019, the amount outstanding under the revolving credit facility was $6.1 million and is scheduled to mature in September 2020.

The term loans were funded in three tranches aggregating $1.6 million through July 2017. Amounts outstanding under the term loans bear interest at fixed interest rates ranging from 5.8% to 6.2% for one year from the date of the applicable drawdown for each loan. Annually, the fixed interest rates adjust to a variable rate based on Canadian or United States Prime Rate plus a margin of 1.00% per annum or the three-month LIBOR rate plus a margin of 2.75% per annum. The amounts outstanding under the term loans mature between June 2020 and July 2022.

Amounts outstanding under the term loans and borrowings under the revolving credit facility require monthly interest payments.

Under the terms and conditions of the TD Bank credit facility, Renin is required to comply with certain financial covenants, including a quarterly debt service coverage ratio and a quarterly total debt to tangible net worth ratio, as defined in the facility. The facility also contains customary affirmative and negative covenants, including those that, among other things, limit the ability of Renin to incur liens or engage in certain asset dispositions, mergers or consolidations, dissolutions, liquidations, or winding up of its businesses. The credit facility is collateralized by all of Renin’s assets.

As of December 31, 2019, Renin was not in compliance with certain covenants under the TD Bank credit facility as a result of a breach of its quarterly debt service coverage ratio. During the first quarter of 2020, Renin received a waiver of the default from TD Bank, and the credit facility was amended to replace the existing debt service

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

coverage ratio with an interest coverage ratio. In connection with the amendment to the credit facility, Renin repaid the outstanding balance of the term loans with borrowings from the revolving credit facility.

Banc of America Leasing & Capital Equipment Note—In September 2018, IT’SUGAR entered into a Master Loan and Security Agreement with Banc of America Leasing & Capital, LLC which sets forth the terms and conditions pursuant to which IT’SUGAR may borrow funds to purchase equipment under one or more equipment security notes. The agreement contains customary representations and covenants. Each equipment note constitutes a separate, distinct and independent financing of equipment, is secured by a security interest in the purchased equipment, and is an unconditional contractual obligation of IT’SUGAR. As of December 31, 2019, there was one equipment note outstanding with a balance of $0.4 million. The equipment note bears interest at a fixed rate of 4.75% per annum and is payable in 36 consecutive monthly principal and interest installments of $18,516 with a maturity date of September 2021. The equipment note is subject to a prepayment charge equal to one percent of the amount prepaid multiplied by the number of years or fraction thereof for the then remaining equipment note term.

Bank of America Revolving Line of Credit—In August 2018, IT’SUGAR entered into a revolving credit facility with Bank of America. Under the terms and conditions of the credit facility, Bank of America has agreed to provide a revolving line of credit to IT’SUGAR for up to $4.0 million based on available collateral, as defined by the credit facility, and subject to IT’SUGAR’s compliance with the terms and conditions of the credit facility, including certain specific financial covenants. The revolving credit facility is available through August 2021, and amounts outstanding bear interest at a LIBOR daily floating rate plus 1.50% or a monthly LIBOR rate subject to the terms and conditions of the credit facility. Payments of interest only are payable monthly.

Under the terms and conditions of this revolving line of credit, IT’SUGAR is required to comply with certain financial covenants, including quarterly and annual debt service coverage ratios. The facility also contains various covenants, including those that, among other things, limit the ability of IT’SUGAR to incur liens, make certain investments, or engage in certain asset acquisitions or dispositions.

In April 2020, a wholly-owned subsidiary of BBX Capital Real Estate purchased the Bank of America revolving line of credit and the Banc of America equipment note from the respective lenders for the outstanding principal balance of the loans, which were $4.0 million and $0.3 million, respectively, at the time of the purchase, plus accrued interest.

Unsecured Note—In October 2017, a wholly-owned subsidiary of BBX Capital Real Estate issued a $3.4 million unsecured note to the seller of real estate to the Chapel Trail real estate joint venture, in which the subsidiary has a 46.75% equity interest. The issuance of the unsecured note was part of the subsidiary’s initial capital contribution to the venture. The note was not secured by the Company’s equity interest in the joint venture or the venture’s underlying property, and BBX guaranteed the repayment of the unsecured note. The unsecured note accrued interest at a fixed rate of 6.0% per annum, with monthly interest only payments, and was scheduled to mature in October 2022. In February 2020, the Company repaid in full the unsecured note.

Centennial Bank Note—In October 2014, Hoffman’s Chocolates issued a $1.7 million note payable to Centennial Bank. The note is secured by land and buildings owned by Hoffman’s Chocolates, and BBX and BBX Sweet Holdings have guaranteed the repayment of the note. The note requires monthly principal and interest payments based upon a 25 year amortization schedule and matures in October 2024.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Debt Compliance and Amounts Available under Credit Facilities

As of December 31, 2019, New BBX Capital and its subsidiaries were in compliance with all financial debt covenants under its debt instruments other than the default which occurred under Renin’s credit facility with TD Bank that was waived in the first quarter of 2020, as described above.

Amounts available under credit facilities for New BBX Capital and its subsidiaries as of December 31, 2019 were as follows (in thousands):

Renin	$4,983
IT’SUGAR	2,000

Total credit availability	$6,983

The amounts available under the Company’s credit facilities are subject to eligible collateral and the terms of the facilities, as applicable.

13. Income Taxes

United States and foreign components of income (loss) from continuing operations before income taxes were as follows (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
U.S.	$29,638	(2,170)	(13,950)
Foreign	(653)	(852)	486

Total	$28,985	(3,022)	(13,464)

The Company’s provision for income taxes from continuing operations consisted of the following (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Current:
Federal	$4,163	914	(19)
State	1,738	536	(227)

	5,901	1,450	(246)

Deferred:
Federal	2,665	1,471	1,801
State	(232)	(56)	(249)

	2,433	1,415	1,552

Provision for income taxes	$8,334	2,865	1,306

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The reasons for the difference between the provision for income taxes and the amount that results from applying the federal statutory tax rate to income before provision for income taxes from continuing operations relate to (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Income tax provision (benefit)from continuing operations at expected federal income tax rate	$6,087	(635)	(4,712)
Increase (decrease) resulting from:
Provision for state taxes, net of federal effect	1,156	343	(230)
Effect of rate change	—	—	3,963
Nondeductible goodwill	—	832	832
Nondeductible executive compensation	1,119	1,205	805
(Decrease) increase in valuation allowance	(153)	226	(125)
Other—net	125	894	773

Provision for income taxes	$8,334	2,865	1,306

The Company’s deferred income taxes consists of the following components (in thousands):

	As of December 31,
	2019	2018
Deferred federal and state tax assets:
Net operating loss carryforwards	$6,714	10,377
Book reserves for bad debt, inventory, real estate and property and equipment	1,407	2,167
Expensed recognized for books and deferred for tax	3,439	1,185
Intangible assets	—	114
Other assets	49	147

Total gross federal and state deferred tax assets	11,609	13,990
Less deferred tax asset valuation allowance	(6,914)	(7,067)

Total deferred tax assets	4,695	6,923

Deferred federal and state tax liabilities:
Tax over book depreciation	(245)	(1,034)
Intangible assets	(592)	—
Other liabilities	(578)	(1,140)

Total gross deferred federal and state tax liabilities	(1,415)	(2,174)

Net federal and state deferred tax assets	$3,280	4,749

Impact of the Tax Reform Act

On December 22, 2017, the Tax Reform Act was signed into law. In addition to changes or limitations to certain tax deductions, including limitations on the deductibility of interest payable to related and unrelated lenders and further limiting deductible executive compensation, the Tax Reform Act permanently lowered the federal corporate tax rate to 21% from the previous maximum rate of 35%, effective for tax years commencing

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

January 1, 2018. As a result of the reduction of the corporate tax rate to 21%, the Company revalued its deferred tax assets and liabilities as of the date of enactment and recognized a $4.0 million provision for income taxes during the year ended December 31, 2017.

The Company’s effective income tax rate was approximately 29.0%, (96.0%) and (9.7%) during 2019, 2018 and 2017, respectively. The provision for income taxes was different than the expected federal income tax rate of 21% for the years ended December 31, 2019 and 2018 primarily due to nondeductible executive compensation and state income taxes and for 2018 nondeductible goodwill impairments. The benefit for income taxes was lower than the expected federal income tax rate of 35% for the year ended December 31, 2017 due to the reduction in the corporate tax rate discussed above and nondeductible executive compensation and goodwill impairments as well as state income taxes.

The Company evaluates its deferred tax assets to determine if valuation allowances are required. In the evaluation, management considers expectations of sufficient future taxable income, trends in earnings, existence of taxable income in recent years, the future reversal of temporary differences, and available tax planning strategies that could be implemented, if required. Valuation allowances are established based on the consideration of all available evidence using a more likely than not standard. Based on the Company’s evaluation a deferred tax valuation allowance was established for $5.7 million of federal and state net operating loss carryforwards (“NOL”) and $1.2 million of Canadian NOL as of December 31, 2019.

The Company’s federal and Florida NOL carryforwards can only be utilized if the separate entity that generated them has separate company taxable income (the “SRLY Limitation”). These carryforwards cannot be utilized against most of the Company’s subsidiaries’ taxable income. As such, a full valuation allowance has been established for these carryforwards. The Company’s Canadian operation has had cumulative taxable losses in recent years, a full valuation allowance has been applied to these NOL carryforwards. In addition, one of the Canadian subsidiaries has a capital loss carryforward that can only be used to reduce capital gains, and the tax on Canadian capital gains is 50% of the Canadian tax rate. Canadian capital loss carryforwards do not expire. A full valuation allowance is maintained for the Canadian capital loss carryforward as it is unlikely that the Canadian subsidiary will generate capital gains in the future. The federal and Florida NOLs expire in the year 2026-2034 and the Canadian NOLs expire in the year 2033-2039. The Company’s income tax provision (benefit) and current and deferred income taxes were calculated on a separate return basis. Certain deferred tax assets and liabilities will never be realized if the Company were to become a tax filer separate from the Parent.

The Company recognizes a liability for uncertain tax positions. An uncertain tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax return that is not based on clear and unambiguous tax law and which is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Company must recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company measures the tax benefits recognized based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company had no uncertain tax positions as of December 31, 2019.

The Company is a party to an Agreement to Allocate Consolidated Income Tax Liability and Benefits with BBX Capital. Under the agreement, the parties calculate their respective income tax liabilities and attributes as if each of them was a separate filer. If any tax attributes are used by another party to the agreement to offset its tax liability, the party providing the benefit will receive an amount for the tax benefits realized. As of December 31, 2019, $2.8 million was due the Parent and as of December 31, 2018, $0.9 million was due to New BBX Capital

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

from the Parent. Renin paid New BBX Capital $1.0 million for the year ended December 31, 2019 pursuant to the tax sharing agreement.

14. Revenue Recognition

The table below sets forth the Company’s revenue disaggregated by category (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Trade sales—wholesale	$80,197	82,800	89,223
Trade sales—retail	100,122	92,699	52,611
Sales of real estate inventory	5,049	21,771	—

Revenue from customers	185,368	197,270	141,834
Interest income	811	2,338	2,265
Net gains on sales of real estate assets	13,616	4,563	1,451
Other revenue	3,929	4,394	6,486

Total revenues	$203,724	208,565	152,036

15. Related Parties

The Company paid the Parent $0.6 million, $1.0 million and $1.0 million during the years ended December 31, 2019, 2018 and 2017, respectively, for management advisory and employer provided medical insurance. The Company reimbursed the Parent the actual cost of providing the services.

The Company received $0.8 million, $1.0 million, and $0.8 million for providing risk management consulting services to the Parent and Bluegreen Vacations Corporation for the years ended December 31, 2019, 2018 and 2017, respectively.

The expenses associated with certain support functions paid for by the Parent were allocated to the Company on the basis of direct usage when identifiable, while the remainder of the expenses, including costs related to executive compensation, were allocated primarily on a pro-rata basis of combined revenues and equity in earnings of unconsolidated joint ventures of the Parent and its subsidiaries. These support functions included treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, shared information technology systems, corporate governance activities, executive services and centralized managed employee benefit arrangements. The support function costs allocated to the Company and included in selling, general and administrative expenses in the Company’s combined carve-out statements of operations and comprehensive income (loss) for the years ended December 31, 2019, 2018 and 2017 were $21.0 million, $21.2 million and $15.0 million, respectively. The allocated support function costs were recognized as contributed capital in the Company’s combined carve-out statements of financial condition for the years ended December 31, 2019, 2018 and 2017.

See also the description of the Agreement to Allocate Consolidated Income Tax Liability and Benefits under Note 13—Income Taxes above.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The components of net transfers from (to) Parent in the Combined Carve-Out Statement of Changes in Parent Equity consisted of the following (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Cash pooling	$(85,246)	(14,222)	27,477
Corporate overhead allocations	21,037	21,198	15,024
Asset transfers	302	660	341
Income taxes	(1,460)	(21)	(731)

Net transfers (to) from parent	$(65,367)	7,615	42,111

In March 2018, the Parent, Woodbridge, New BBX Capital, BBX Sweet Holdings, and FFTRG entered into a $50.0 million revolving credit facility with Iberiabank as co-borrowers. Amounts borrowed under the facility accrue interest at a floating rate of 30-day LIBOR plus a margin of 3.0% to 3.75% or the Prime Rate plus a margin of 1.50% to 2.25%. The applicable margin is based on the Parent’s debt to EBITDA ratio. Payments of interest only are payable monthly. The facility matures, and all outstanding principal and interest will be payable, on June 30, 2021, with a twelve month renewal option at Parent’s request, subject to the satisfaction of certain conditions. The facility is secured by a pledge of a percentage of the Parent’s membership interests in Woodbridge having a value of not less than $100 million. Borrowings under the facility may be used for business acquisitions, real estate investments, stock repurchases, letters of credit, and general corporate purposes. Any one of the borrowers can make a funding request subject to availability and specific satisfaction of the terms and conditions of the advance for the specified purpose. In April 2018, the Parent borrowed $30.0 million from the Iberiabank credit facility to partially fund a tender offer in which it purchased and retired 6,486,486 shares of its Class A common stock for an aggregate price of $60.1 million. In January 2019, the Parent repaid the $30.0 million outstanding balance of the credit facility. There have been no other advances under the credit facility. The credit facility had an outstanding balance of $0 and $30.0 million as of December 31, 2019 and 2018, respectively. Although New BBX Capital, BBX Sweet Holdings, and FFTRG are jointly and severally liable for obligations under the facility, the Company accounts for the Iberiabank facility as a contingent liability and recognizes the portion of the outstanding balance of the facility that it has agreed to pay or expects to pay on behalf of the co-borrowers. Therefore, as the Parent borrowed and repaid the outstanding balance under the facility, the Company did not recognize a liability for the outstanding balance of the credit facility at December 31, 2018.

16. Commitments and Contingencies

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters that have not been recorded, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

The Parent guarantees certain obligations of the Company’s unconsolidated real estate joint ventures and debt obligations, including the following:

•

The Parent is a guarantor of 50% of the outstanding balance of a third party loan to the Sunrise and Bayview Partners, LLC real estate joint venture, which had an outstanding balance of $5.0 million as of December 31, 2019.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

•	The Parent is a guarantor on certain notes payable by its wholly-owned subsidiaries. See Note 12 for additional information regarding these obligations.

17. Fair Value Measurement

Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

There are three main valuation techniques to measure the fair value of assets and liabilities: the market approach, the income approach and the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses financial models to convert future amounts to a single present amount and includes present value and option-pricing models. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset and is often referred to as current replacement cost.

The accounting guidance for fair value measurements defines an input fair value hierarchy that has three broad levels and gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The input fair value hierarchy is summarized below:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:

Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3:	Unobservable inputs for the asset or liability

There were no material assets or liabilities measured at fair value on a recurring or nonrecurring basis in the Company’s combined carve-out financial statements as of December 31, 2019 and 2018.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Financial Disclosures about Fair Value of Financial Instruments

The tables below set forth information related to the Company’s financial instruments (in thousands):

			Fair Value Measurements Using
	Carrying Amount As of December 31, 2019	Fair Value As of December 31, 2019	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$20,723	20,723	20,723	—	—
Restricted cash	529	529	529	—	—
Financial liabilities:
Notes payable and other borrowings	42,736	45,669	—	—	45,669

			Fair Value Measurements Using
	Carrying Amount As of December 31, 2018	Fair Value As of December 31, 2018	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$22,103	22,103	22,103	—	—
Restricted cash	966	966	966	—	—
Financial liabilities:
Notes payable and other borrowings	37,496	39,047	—	—	39,047

The amounts reported in the combined carve-out statements of financial condition for cash and cash equivalents and restricted cash approximate fair value.

The fair values of the Company’s Community Development Bonds, which are included in notes payable and other borrowings above, were measured using the market approach with Level 3 inputs obtained based on estimated market prices of similar financial instruments.

The fair values of the Company’s notes payable and lines-of-credit (other than other borrowings and Community Development Bonds above) were measured using the income approach with Level 3 inputs by discounting the forecasted cash outflows associated with the debt using estimated market discount rates.

The Company’s financial instruments also includes trade accounts receivable, accounts payable and accrued liabilities. The carrying amount of these financial instruments approximate their fair values due to their short-term maturities.

The Company is exposed to credit related losses in the event of non-performance by counterparties to the financial instruments with a maximum exposure equal to the carrying amount of the assets. The Company’s exposure to credit risk consists of accounts receivable balances.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

18. Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”) in assessing performance and deciding how to allocate resources. Reportable segments consist of one or more operating segments with similar economic characteristics, products and services, production processes, type of customer, distribution system or regulatory environment.

The information provided for segment reporting is obtained from internal reports utilized by the Company’s CODM, and the presentation and allocation of assets and results of operations may not reflect the actual economic costs of the segments as standalone businesses. If a different basis of allocation were utilized, the relative contributions of the segments might differ, but the relative trends in the segments’ operating results would, in management’s view, likely not be impacted.

The Company’s three reportable segments are as follows: BBX Capital Real Estate, BBX Sweet Holdings and Renin. See Note 1 for a description of the Company’s reportable segments.

In the segment information for the years ended December 31, 2019, 2018 and 2017, amounts set forth in the column entitled “Other” include the Company’s investments in various operating businesses, including a controlling financial interest in a restaurant acquired in connection with a loan receivable default. The amounts set forth in the column entitled “Reconciling Items and Eliminations” include unallocated corporate general and administrative expenses.

The Company evaluates segment performance based on segment income from continuing operations before income taxes.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The table below sets forth the Company’s segment information as of and for the years ended December 31, 2019 (in thousands):

	BBX Capital Real Estate	BBX Sweet Holdings	Renin	Other	Reconciling Items and Eliminations	Segment Total
Trade sales	$—	105,406	67,537	7,376	—	180,319
Sales of real estate inventory	5,049	—	—	—	—	5,049
Interest income	750	56	—	—	5	811
Net gains on sales of real estate assets	13,616	—	—	—	—	13,616
Other revenue	1,619	324	—	2,233	(247)	3,929

Total revenues	21,034	105,786	67,537	9,609	(242)	203,724

Costs and expenses:
Cost of trade sales	—	67,703	54,243	3,788	1	125,735
Cost of real estate inventory sold	2,643	—	—	—	—	2,643
Interest expense	—	196	498	27	(288)	433
Recoveries from loan losses, net	(5,428)	—	—	—	—	(5,428)
Impairment losses	47	142	—	—	—	189
Selling, general and administrative expenses	9,144	43,203	11,066	5,451	20,791	89,655

Total costs and expenses	6,406	111,244	65,807	9,266	20,504	213,227

Equity in net earnings of unconsolidated real estate joint ventures	37,898	—	—	—	—	37,898
Other (expense) income	170	336	153	6	—	665
Foreign exchange loss	—	—	(75)	—	—	(75)

Income (loss) before income taxes	$52,696	(5,122)	1,808	349	(20,746)	28,985

Total assets	$145,930	167,281	32,320	10,059	5,917	361,507

Expenditures for property and equipment	$4	9,441	517	1,129	—	11,091

Depreciation and amortization	$93	5,565	1,202	770	—	7,630

Debt accretion and amortization	$125	226	27	—	—	378

Cash and cash equivalents	$13,776	6,314	—	633	—	20,723

Equity method investments	$57,330	—	—	—	—	57,330

Goodwill	$—	35,521	—	1,727	—	37,248

Notes payable and other borrowings	$31,877	3,810	6,825	224	—	42,736

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The table below sets forth the Company’s segment information as of and for the years ended December 31, 2018 (in thousands):

	BBX Capital Real Estate	BBX Sweet Holdings	Renin	Other	Reconciling Items and Eliminations	Segment Total
Revenues:
Trade sales	$—	101,187	68,417	5,895	—	175,499
Sales of real estate inventory	21,771	—	—	—	—	21,771
Interest income	2,277	61	—	—	—	2,338
Net gains on sales of real estate assets	4,563	—	—	—	—	4,563
Other revenue	2,541	10	—	1,865	(22)	4,394

Total revenues	31,152	101,258	68,417	7,760	(22)	208,565

Costs and expenses:
Cost of trade sales	—	65,829	55,483	2,911	—	124,223
Cost of real estate inventory sold	14,116	—	—	—	—	14,116
Interest expense	—	308	638	7	(150)	803
Recoveries from loan losses, net	(8,653)	—	—	—	—	(8,653)
Impairment losses	571	4,147	—	—	—	4,718
Selling, general and administrative expenses	9,210	46,130	9,903	4,491	21,185	90,919

Total costs and expenses	15,244	116,414	66,024	7,409	21,035	226,126

Equity in net earnings of unconsolidated real estate joint ventures	14,194	—	—	—	—	14,194
Other income (expense)	112	170	—	(5)	—	277
Foreign exchange gain	—	—	68	—	—	68

Income (loss) before income taxes	$30,214	(14,986)	2,461	346	(21,057)	(3,022)

Total assets	$165,109	83,617	32,322	20,187	8,717	309,952

Expenditures for property and equipment	$318	6,254	796	5,428	—	12,796

Depreciation and amortization	$374	5,897	1,159	671	—	8,101

Debt accretion and amortization	$3	201	17	—	—	221

Cash and cash equivalents	$16,103	5,328	—	668	4	22,103

Equity method investments	$64,738	—	—	—	—	64,738

Goodwill	$—	35,521	—	1,727	—	37,248

Notes payable and other borrowings	$27,333	2,046	8,117	—	—	37,496

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The table below sets forth the Company’s segment information as of and for the years ended December 31, 2017 (in thousands):

	BBX Capital Real Estate	BBX Sweet Holdings	Renin	Other	Reconciling Items and Eliminations	Segment Total
Revenues:
Trade sales	$—	72,899	68,935	—	—	141,834
Interest income	2,225	40	—	—	—	2,265
Net gains on sales of real estate assets	1,451	—	—	—	—	1,451
Other revenue	4,997	7	—	1,528	(46)	6,486

Total revenues	8,673	72,946	68,935	1,528	(46)	152,036

Costs and expenses:
Cost of trade sales	—	51,975	54,941	329	—	107,245
Interest expense	—	335	509	—	(251)	593
Recoveries from loan losses, net	(7,546)	—	—	—	—	(7,546)
Impairment losses	1,696	5,786	—	—	—	7,482
Selling, general and administrative expenses	11,127	31,703	11,112	1,418	14,934	70,294

Total costs and expenses	5,277	89,799	66,562	1,747	14,683	178,068

Equity in net earnings of unconsolidated real estate joint ventures	12,541	—	—	—	—	12,541
Other income	148	72	—	—	—	220
Foreign exchange loss	—	—	(193)	—	—	(193)

Income (loss) before income taxes	$16,085	(16,781)	2,180	(219)	(14,729)	(13,464)

Total assets	$166,548	92,587	36,189	12,525	7,321	315,170

Expenditures for property and equipment	$308	2,246	1,592	2,518	—	6,664

Depreciation and amortization	$581	4,080	1,000	112	—	5,773

Debt accretion and amortization	$—	55	—	75	102	232

Cash and cash equivalents	$8,636	10,160	863	7,099	18	26,776

Equity method investments	$51,117	—	—	—	—	51,117

Goodwill	$—	39,482	—	—	—	39,482

Notes payable and other borrowings	$24,215	6,815	12,890	—	—	43,920

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

19. Discontinued Operations

As described in Note 1, in September 2019, FFTRG, a wholly owned subsidiary of New BBX Capital, exited its operations as a franchisee of MOD Pizza restaurant locations. Accordingly, these operations are presented as discontinued operations in the Company’s combined financial statements.

The carrying amount of major classes of assets and liabilities included as part of discontinued operations is as follows (in thousands):

	For the Years Ended December 31,
	2019	2018
ASSETS
Cash and cash equivalents	$35	7,013
Trade inventory	—	64
Property and equipment, net	—	7,355
Intangible assets, net	—	534
Operating lease assets	772	—
Other assets	185	653

Discontinued operations total assets	$992	15,619

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$2	189
Accrued expenses	134	2,567
Operating lease liability	905	—

Discontinued operations total liabilities	$1,041	2,756

The major components on loss from discontinued operations are as follows (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Revenues:
Trade sales	$6,044	4,007	245
Interest income	104	87	39

Total revenues	6,148	4,094	284

Costs and Expenses:
Cost of trade sales	2,012	1,438	91
Depreciation, amortization and accretion, net	691	555	115
Impairment losses	6,749	—	—
Selling, general and administrative expenses	6,139	6,634	2,534

Total costs and expenses	15,591	8,627	2,740

Other revenue	9	4	2

Pre-tax loss from discontinued operations	$(9,434)	(4,529)	(2,454)

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The following are the major components of the statement of cash flows from discontinued operations (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Operating activities:
Net loss	$(9,434)	(4,529)	(2,454)
Adjustment to reconcile net loss to net cash used by operating activities:
Depreciation, amortization and accretion, net	691	555	115
Impairment losses	6,749	—	—
(Decrease) increase in trade inventory	64	(42)	(22)
Decrease (increase) in other assets	522	242	(61)
Change in operating lease assets and liabilities	(88)	—	—
(Decrease) increase in accounts payable	(187)	(16)	206
(Decrease) increase in accrued expenses	(1,201)	(138)	1,095

Net cash used in operating activities	$(2,884)	(3,928)	(1,121)

Investing activities:
Cash paid for intangible assets	$(40)	(100)	—
Purchases of property and equipment	(576)	(5,140)	(1,953)

Net cash used in investing activities	$(616)	(5,240)	(1,953)

Supplemental disclosure of non-cash investing and financing activities:
Operating lease assets recognized upon adoption of ASC 842	$6,878	—	—
Operating lease liabilities recognized upon adoption of ASC 842	8,192	—	—

Included in discontinued operations total assets was a $772,000 right of use asset and included in discontinued total liabilities was a $905,000 lease obligation associated with a lease contract for a restaurant that was not opened. The Company is in negotiations with the landlord to terminate the lease and is currently in default of its lease obligation.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

20. Selected Quarterly Results (Unaudited)

The following tables summarize the results of operations for each fiscal quarter during the years ended December 31, 2019 and 2018 (in thousands):

2019	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$50,979	54,157	47,692	50,896	203,724
Costs and expenses	56,554	50,446	52,232	53,995	213,227

	(5,575)	3,711	(4,540)	(3,099)	(9,503)
Equity in net (loss) earnings of unconsolidated real estate joint ventures	(17)	8,759	28,534	622	37,898
Other income	376	178	67	44	665
Foreign exchange gains (losses)	5	(29)	1	(52)	(75)

Income (loss) from continuing operations before income taxes	(5,211)	12,619	24,062	(2,485)	28,985
(Provision) benefit for income taxes	1,460	(3,608)	(6,893)	707	(8,334)

Income (loss) from continuing operations	(3,751)	9,011	17,169	(1,778)	20,651
Discontinued operations	(1,269)	(2,254)	(3,654)	39	(7,138)

Net income (loss)	(5,020)	6,757	13,515	(1,739)	13,513
Less: Net loss attributable to noncontrolling interests	40	27	98	59	224

Net income (loss) attributable to Parent	$(4,980)	6,784	13,613	(1,680)	13,737

2018	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$50,867	48,315	51,871	57,512	208,565
Costs and expenses	50,814	55,672	55,177	64,463	226,126

	53	(7,357)	(3,306)	(6,951)	(17,561)
Equity in net earnings (loss) of unconsolidated real estate joint ventures	1,280	(488)	373	13,029	14,194
Other income	19	87	101	70	277
Foreign exchange gains (losses)	52	(37)	76	(23)	68

Income (loss) from continuing operations before income taxes	1,404	(7,795)	(2,756)	6,125	(3,022)
(Provision) benefit for income taxes	1,610	(8,072)	(3,044)	6,641	(2,865)

Income (loss) from continuing operations	3,014	(15,867)	(5,800)	12,766	(5,887)
Discontinued operations	(619)	(825)	(1,074)	(1,062)	(3,580)

Net income (loss)	2,395	(16,692)	(6,874)	11,704	(9,467)
Less: Net income attributable to noncontrolling interests	145	30	(172)	263	266

Net income (loss) attributable to Parent	$2,540	(16,662)	(7,046)	11,967	(9,201)

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

21. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 17, 2020, the date the financial statements were available to be issued. As of such date, there were no subsequent events identified that required recognition or disclosure other than as disclosed below or in the footnotes herein.

In June 2020, the Company invested an additional $8.5 million in the Altis at Ludlam joint venture for an aggregate investment in the project of $8.9 million. The Altis at Ludlam project is anticipated to be an approximate 310 unit multi family community with approximately 6,000 square feet of retail space located in Miami, Florida.

The ongoing novel coronavirus disease (“COVID-19”) pandemic, which began to impact the Company in March 2020, has been, and continues to be, an unprecedented disruption in the U.S. and global economies and the industries in which the Company operates due to, among other things, government ordered “shelter in place” and “stay at home” orders and advisories, travel restrictions, and restrictions on business operations, including required closures of retail locations. The disruptions arising from the pandemic and the reaction of the general public has had a significant adverse impact on the Company’s financial condition and operations during 2020. The duration and severity of the pandemic and related disruptions, as well as the adverse impact on economic and market conditions, are uncertain; however, given the nature of these circumstances, the adverse impact of the pandemic on the Company’s combined carve-out results of operations, cash flows, and financial condition in 2020 has been, and is expected to continue to be, material. Furthermore, although the duration and severity of the effects of the pandemic are uncertain, it is expected that demand for many of the Company’s products and services may remain weak for a significant length of time, and the Company cannot predict if and when the industries in which the Company operates will return to pre-pandemic levels.

Although the impact of the COVID-19 pandemic on the Company’s principal investments, including management’s efforts to mitigate the effects of the pandemic, has varied, as described in further detail below, New BBX Capital and its subsidiaries have taken steps to manage expenses through cost saving initiatives and reductions in employee head count and taken actions to increase liquidity and strengthen the Company’s financial position.

The following summarizes the current impact of the COVID-19 pandemic on the Company’s principal investments:

BBX Capital Real Estate

Construction activities remain ongoing at BBX Capital Real Estate (“BBXRE”)’s existing projects; however, the effects of the COVID-19 pandemic, including “shelter in place” and “stay at home” orders and advisories and increased unemployment and economic uncertainty, have disrupted sales activities at BBXRE’s single-family home developments and rental activities at its multifamily apartment developments. In addition, the effects of the pandemic, including the impact on general economic conditions and real estate and credit markets, have increased uncertainty related to the expected timing and pricing of future sales of multifamily apartment developments, single-family homes, and developed lots at BBXRE’s Beacon Lake Community, as well as the commencement of new multifamily apartment developments. The Company expects that the impact of the COVID-19 pandemic will adversely affect BBXRE’s operating results and financial condition for the year ended December 31, 2020.

BBX Capital Florida and Subsidiaries

Combined Carve-Out Statements of Financial Condition - Unaudited

(in thousands)	June 30, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	$96,537	20,723
Restricted cash	529	529
Trade accounts receivable, net	15,157	13,104
Trade inventory	20,501	22,843
Real estate ($11,354 in 2020 and $11,297 in 2019 held for sale)	63,897	65,818
Investments in and advances to unconsolidated real estate joint ventures	63,775	57,330
Property and equipment, net	28,990	29,836
Goodwill	14,864	37,248
Intangible assets, net	6,392	6,671
Operating lease assets	79,853	87,082
Deferred tax asset, net	9,944	3,280
Due from parent	683	—
Other assets	15,614	16,051
Discontinued operations total assets	61	992

Total assets	$416,797	361,507

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$11,814	10,104
Accrued expenses	14,440	14,115
Other liabilities	6,597	6,336
Due to parent	—	1,362
Operating lease liabilities	96,119	99,568
Notes payable and other borrowings	41,614	42,736
Discontinued operations total liabilities	41	1,041

Total liabilities	170,625	175,262

Commitments and contingencies (See Note 10)
Redeemable noncontrolling interest	1,759	4,009
Equity:
Parent’s equity	242,932	179,681
Accumulated other comprehensive income	1,203	1,554
Noncontrolling interests	278	1,001

Total equity	244,413	182,236

Total liabilities and equity	$416,797	361,507

See Notes to Combined Carve-Out Financial Statements - Unaudited

BBX Capital Florida and Subsidiaries

Combined Carve-Out Statements of Operations and Comprehensive (Loss) Income-Unaudited

	For the Six Months Ended June 30,
In thousands	2020	2019
Revenues:
Trade sales	$63,936	87,074
Sales of real estate inventory	9,278	4,660
Interest income	199	496
Net (losses) gains on sales of real estate assets	(34)	10,996
Other revenue	1,406	1,910

Total revenues	74,785	105,136

Costs and Expenses:
Cost of trade sales	52,173	61,837
Cost of real estate inventory sold	6,106	2,643
Interest expense	—	291
Recoveries from loan losses, net	(5,037)	(2,385)
Impairment losses	30,740	—
Selling, general and administrative expenses	35,914	44,614

Total costs and expenses	119,896	107,000

Operating losses	(45,111)	(1,864)
Equity in net earnings of unconsolidated real estate joint ventures	696	8,742
Other income	111	554
Foreign exchange gain (loss)	272	(24)

(Loss) income before income taxes	(44,032)	7,408
Benefit (provision) for income taxes	9,214	(2,148)

Net (loss) income from continuing operations	(34,818)	5,260
Discontinued operations
Loss from operations	(91)	(4,644)
Benefit for income taxes	17	1,121

Net loss from discontinued operations	(74)	(3,523)

Net (loss) income	(34,892)	1,737
Less: Net loss attributable to noncontrolling interests	4,312	68

Net (loss) income attributable to Parent	$(30,580)	1,805

Net (loss) income	$(34,892)	1,737
Other comprehensive (loss) income, net of tax:
Unrealized gain on securities available for sale	4	37
Foreign currency translation adjustments	(355)	226

Other comprehensive (loss) income, net	(351)	263

Comprehensive (loss) income, net of tax	(35,243)	2,000
Less: Comprehensive loss attributable to noncontrolling interests	4,312	68

Comprehensive (loss) income attributable to Parent	$(30,931)	2,068

See Notes to Combined Carve-Out Financial Statements - Unaudited

BBX Capital Florida and Subsidiaries

Combined Carve-Out Statements of Changes in Equity – Unaudited

For the Six Months Ended June 30, 2019 and 2020

(In thousands)	Parent Equity	Accumulated Other Comprehensive Income	Non- controlling Interests	Total Equity
Balance, December 31, 2018	$235,415	1,216	899	237,530
Cumulative effect from the adoption of ASU 2016-02, net of $874 of income taxes and redeemable noncontrolling interest	(2,202)	—	—	(2,202)
Net income excluding $240 of loss attributable to redeemable noncontrolling interest	1,805	—	172	1,977
Other comprehensive income	—	263	—	263
Net transfers from Parent	(27,276)	—	—	(27,276)

Balance, June 30, 2019	$207,742	1,479	1,071	210,292

Balance, December 31, 2019	$179,681	1,554	1,001	182,236
Net loss excluding $3,589 of loss attributable to redeemable noncontrolling interest	(30,580)	—	(723)	(31,303)
Other comprehensive loss	—	(351)	—	(351)
Accretion of redeemable noncontrolling interest	(1,248)	—	—	(1,248)
Net transfers from Parent	95,079	—	—	95,079

Balance, June 30, 2020	$242,932	1,203	278	244,413

See Notes to Combined Carve-Out Financial Statements - Unaudited

BBX Capital Florida and Subsidiaries

Combined Carve-Out Statements of Cash Flows - Unaudited

	For the Six Months Ended June 30,
	2020	2019
Operating activities:
Net (loss) income	$(34,892)	1,737
Adjustment to reconcile net (loss) income to net cash used in operating activities:
Recoveries from loan losses, net	(5,037)	(2,385)
Depreciation, amortization and accretion, net	3,780	4,236
Net losses (gains) on sales of real estate and property and equipment	34	(11,015)
Equity earnings of unconsolidated real estate joint ventures	(696)	(8,742)
Return on investment in unconsolidated real estate joint ventures	3,991	8,277
(Increase) decrease in deferred income tax asset, net	(6,650)	502
Impairment losses	31,588	2,756
Decrease (increase) in trade inventory	2,342	(3,213)
(Increase) decrease in trade receivables	(2,053)	6,805
Increase in real estate inventory	(316)	(2,657)
Net change in operating lease asset and operating lease liability	(507)	685
(Increase) decrease in other assets	(234)	1,603
Increase (decrease) in accrued liabilities	230	(3,698)
Increase in due from parent	(2,046)	(646)
Increase (decrease) in accounts payable	1,712	(815)
(Decrease) increase in other liabilities	(102)	3,769

Net cash used in operating activities	(8,856)	(2,801)

Investing activities:
Return of investment in unconsolidated real estate joint ventures	748	14,059
Investments in unconsolidated real estate joint ventures	(12,664)	(13,944)
Proceeds from repayment of loans receivable	5,259	2,662
Proceeds from sales of real estate	—	30,690
Additions to real estate held-for-sale and held-for-investment	(59)	(474)
Purchases of property and equipment	(3,574)	(3,711)
Decrease in cash from other investing activities	(34)	(64)

Net cash (used in) provided by investing activities	(10,324)	29,218

(Continued)

BBX Capital Florida and Subsidiaries

Combined Carve-Out Statements of Cash Flows - Unaudited

	For the Six Months Ended June 30,
	2020	2019
Financing activities:
Repayments of notes payable and other borrowings	(13,179)	(3,706)
Proceeds from notes payable and other borrowings	13,062	891
Payments for debt issuance costs	—	(136)
Net transfers from/(to) Parent	95,079	(27,276)

Net cash provided by (used in) financing activities	94,962	(30,227)

Increase (decrease) in cash, cash equivalents and restricted cash	75,782	(3,810)
Cash, cash equivalents and restricted cash at beginning of period	21,287	30,082

Cash, cash equivalents and restricted cash at end of period	$97,069	26,272

Supplemental cash flow information:
Interest paid on borrowings, net of amounts capitalized	$—	246
Income taxes paid	—	1,016
Supplementary disclosure of non-cash investing and financing activities:
Construction funds receivable transferred to real estate	7,386	9,183
Operating lease assets recognized upon adoption of ASC 842	—	86,431
Operating lease liabilities recognized upon adoption of ASC 842	—	95,296
Operating lease assets obtained in exchange for new operating lease liabilities	4,063	20,011
Increase in other assets upon issuance of Community Development District Bonds	8,213	8,110
Assumption of Community Development District Bonds by homebuilders	1,987	1,035
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	96,537	19,944
Restricted cash	529	528
Cash discontinued operations	3	5,800

Total cash, cash equivalents, and restricted cash	$97,069	26,272

See Notes to Combined Carve-Out Financial Statements - Unaudited

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

1. Organization

BBX Capital Florida LLC and its subsidiaries (the “Company” or, unless otherwise indicated or the context otherwise requires, “we,” “us,” or “our”) is a Florida-based diversified holding company. BBX Capital Florida LLC as a standalone entity without its subsidiaries is referred to as “New BBX Capital.”

New BBX Capital is currently wholly owned by BBX Capital Corporation (“BBX Capital” or “Parent”) and includes subsidiaries which hold or will hold substantially all of the BBX Capital’s investments other than its investment in Woodbridge Holdings Corporation (“Woodbridge”), which owns approximately 93% of the common stock of Bluegreen Vacations Corporation (“Bluegreen”). BBX Capital previously formed New BBX Capital and merged the former BBX Capital Corporation (“BCC”) into it in December 2016.

On June 17, 2020, the Parent announced its intention to spin off the Company to its stockholders through a pro rata distribution of the Company’s stock to the Parent’s existing stockholders. The spin-off transaction is expected to be taxable to the Parent’s stockholders. In addition, BBX Capital will in connection with the spin-off issue a $75.0 million note payable to New BBX Capital that will accrue interest at a rate of 6% per annum and require payments of interest on a quarterly basis. Under the expected terms of the note, BBX Capital will have the option in its discretion to defer payments under the note, with amounts deferred to accrue interest at a cumulative, compounded rate of 8% per annum, and all outstanding amounts will become due and payable in five years or earlier upon certain other events.

The distribution is subject to the satisfaction or waiver of certain conditions, including, among other things, approval of the distribution by the Parent’s stockholders, final approval of the distribution by the Parent’s Board of Directors, and New BBX Capital’s common stock being approved for listing on a national securities exchange. Notwithstanding any approval of the distribution by Parent’s stockholders or the satisfaction of any of the other closing conditions, Parent may, in the sole discretion of its Board of Directors, abandon the spin-off at any time prior to its consummation.

Principal Investments

New BBX Capital’s principal investments include BBX Capital Real Estate LLC (“BBX Capital Real Estate” or “BBXRE”), BBX Sweet Holdings, LLC (“BBX Sweet Holdings”), and Renin Holdings, LLC (“Renin”).

BBX Capital Real Estate

BBX Capital Real Estate is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, including investments in multifamily rental apartment communities, single-family master-planned for sale communities, and commercial properties located primarily in Florida. In addition, BBX Capital Real Estate owns a 50% equity interest in The Altman Companies, LLC (the “Altman Companies”), a developer and manager of multifamily rental apartment communities, and manages the legacy assets acquired in connection with the Company’s sale of BankAtlantic in 2012, including portfolios of loans receivable, real estate properties, and judgments.

BBX Sweet Holdings

BBX Sweet Holdings is engaged in the ownership and management of operating businesses in the confectionery industry, including IT’SUGAR, Hoffman’s Chocolates, and Las Olas Confections and Snacks. IT’SUGAR is a

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

specialty candy retailer whose products include bulk candy, candy in giant packaging, and novelty items. Hoffman’s Chocolates is a retailer of gourmet chocolates with retail locations in South Florida, and Las Olas Confections and Snacks is a manufacturer and wholesaler of chocolate and other confectionery products.

Renin

Renin is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products and operates through its headquarters in Canada and two manufacturing and distribution facilities in the United States and Canada. In addition to its own manufacturing, Renin also sources various products and raw materials from China and Vietnam.

Other

In addition to its principal investments, the Company has investments in other operating businesses, including a restaurant located in South Florida that was acquired through a loan foreclosure and an insurance agency.

In 2016, Food for Thought Restaurant Group (“FFTRG”), a wholly-owned subsidiary of the Company, entered into area development and franchise agreements with MOD Pizza related to the development of up to approximately 60 MOD Pizza franchised restaurant locations throughout Florida. Through 2019, FFTRG had opened nine restaurant locations. As a result of FFTRG’s overall operating performance and the Company’s goal of streamlining its investment verticals, the Company entered into an agreement with MOD Pizza to terminate the area development and franchise agreements and transferred seven of its restaurant locations, including the related assets, operations, and lease obligations, to MOD Pizza in September 2019. In addition, the Company closed the remaining two locations and terminated the related lease agreements. FFTRG’s operations as a franchisee of MOD Pizza are presented as discontinued operations in the Company’s combined carve-out financial statements.

Basis of Presentation

The accompanying combined carve-out financial statements of the Company include the combined financial statements of New BBX Capital and its subsidiaries, including BBX Capital Real Estate, BBX Sweet Holdings, Renin, and FFTRG, as well as certain subsidiaries in which ownership is expected to be transferred from the Parent in connection with the spin-off transaction described above.

These combined carve-out financial statements have been derived from the accounting records of these companies and should be read with the accompanying notes thereto. Further, the combined carve-out financial statements do not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity nor are they indicative of the future results of the Company.

Financial statements prepared in conformity with GAAP require the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in the Company’s financial statements. Due to, among other things, the impact and potential future impact of the ongoing COVID-19 pandemic, which is discussed in more detail below, actual conditions could differ from the Company’s expectations and estimates, which could materially affect the Company’s results of operations and financial condition. The severity, magnitude, and duration, as well as the economic consequences, of the COVID-19 pandemic, are uncertain, rapidly changing, and difficult to predict. As a result, the Company’s accounting estimates and assumptions may change over time in response to the COVID-19 pandemic. Such changes could result in, among other adjustments, future impairments of goodwill, intangibles, long-lived assets, and inventory.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The majority of the assets, liabilities, revenues, expenses, and cash flows of the Company have been identified based on the existing legal entities. However, the historical costs and expenses reflected in the financial statements also include an allocation for certain corporate and shared service functions historically provided by the Parent. These expenses have been allocated to the Company on the basis of direct usage when identifiable, while the remainder of the expenses, including costs related to executive compensation, were allocated primarily on a pro-rata basis of combined revenues and equity in earnings of unconsolidated joint ventures of the Parent and its subsidiaries. The Company believes that the assumptions underlying the combined carve-out financial statements, including the assumptions regarding the allocation of general corporate expenses from the Parent, are reasonable. However, the combined carve-out financial statements may not include all of the actual expenses that would have been incurred had the Company been operating as a standalone company during the periods presented. Actual costs that would have been incurred if the Company operated as a standalone company would depend on multiple factors, including organizational structure, technology infrastructure, and strategic direction. The Company also may incur additional costs associated with being a public company that are not reflected in the accompanying financial statements.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has caused, and continues to cause, an unprecedented disruption in the U.S. and global economies and the industries in which the Company operates due to, among other things, government ordered “shelter in place” and “stay at home” orders and advisories, travel restrictions, and restrictions on business operations, including government guidance with respect to travel, public accommodations, social gatherings, and related matters. The disruptions arising from the pandemic and the reaction of the general public had a significant adverse impact on the Company’s financial condition and operations during the six months ended June 30, 2020. The duration and severity of the pandemic and related disruptions, as well as the adverse impact on economic and market conditions, are uncertain; however, given the nature of these circumstances, the adverse impact of the pandemic on the Company’s consolidated results of operations, cash flows, and financial condition in 2020 has been, and is expected to continue to be, material. Furthermore, although the duration and severity of the effects of the pandemic are uncertain, demand for many of the Company’s products and services may remain weak for a significant length of time, and the Company cannot predict if or when the industries in which the Company operates will return to pre-pandemic levels.

Although the impact of the COVID-19 pandemic on the Company’s principal investments and management’s efforts to mitigate the effects of the pandemic has varied, as described in further detail below, New BBX Capital and its subsidiaries have sought to take steps to manage expenses through cost saving initiatives and reductions in employee head count and actions to increase liquidity and strengthen the Company’s financial position, including maintaining availability under lines of credit and reducing planned capital expenditures. As of June 30, 2020, the Company’s consolidated cash balances were $96.5 million

The following is a summary of the current and estimated impacts of the COVID-19 pandemic on the Company’s principal investments:

BBX Capital Real Estate

Although BBXRE has not to date been as significantly impacted by the COVID-19 pandemic as BBX Sweet Holdings, the effects of the pandemic have impacted BBXRE’s operations and are expected to impact its operating results and financial position for the year ended December 31, 2020. Recent construction activities have continued at BBXRE’s existing projects, and following some disruptions in March and April 2020, sales at

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

BBXRE’s single-family home developments generally returned to pre-pandemic levels. However, the effects of the pandemic, including increased unemployment and economic uncertainty, as well as recent increases in the number of COVID-19 cases in Florida and throughout the United States, have impacted rental activities at BBXRE’s multifamily apartment developments. In addition, the effects of the pandemic, including the impact on general economic conditions and real estate and credit markets, have increased uncertainty relating to the expected timing and pricing of future sales of multifamily apartment developments, single-family homes, and developed lots at BBXRE’s Beacon Lake Community, as well as the timing and financing of new multifamily apartment developments.

While the Company expects that the impact of the COVID-19 pandemic will adversely affect BBXRE’s operating results and financial condition for the year ended December 31, 2020, particularly with respect to the expected timing of sales, the Company evaluated various factors, including asset-specific factors, overall economic and market conditions, and the excess of the expected profits associated with such assets in relation to their carrying amounts, and concluded that, except as discussed below, there had not been a significant decline in the fair value of most of BBXRE’s real estate assets as of June 30, 2020 that should be recognized as an impairment loss. As part of this evaluation, the Company considered the sales at its single-family home developments (which remain at or near pre-pandemic levels), continued collection of rent at its multifamily apartment developments, and indications that there has not to date been a significant decline in sales prices for single family homes or an increase in capitalization rates for multifamily apartment communities. However, the Company recognized $2.7 million of impairment losses during the six months ended June 30, 2020 primarily related to a decline in the estimated fair values of certain of BBXRE’s investments in joint ventures, including i) a joint venture that is developing an office tower, as the market for office space has been more significantly impacted by the pandemic compared to the single family and multifamily markets in which BBXRE primarily invests, and ii) a joint venture invested in a multifamily apartment community in which BBXRE purchased its interest following the stabilization of the underlying asset at a purchase price calculated based on assumptions related to the timing and pricing of the sale of the asset, both of which have been impacted by the pandemic.

There is no assurance that the real estate market will not be materially adversely impacted by the pandemic or otherwise, that the sales prices of single-family homes will not materially decline, that rents will be paid when due or at all, or that market rents will not materially decline. While government efforts to delay or forestall evictions and the availability of judicial remedies have not to date materially impacted BBXRE’s operations, they may in the future have an adverse impact on both market values and BBXRE’s operating results. Further, the effects of the pandemic may impact the costs of operating BBXRE’s real estate assets, including, but not limited to, an increase in property insurance costs indicated by recent quotes of insurance costs that are higher than pre-pandemic levels, which could also have an adverse impact on market values and BBXRE’s operating results. BBXRE will continue to monitor economic and market conditions and may recognize further impairment losses in future periods as a result of various factors, including, but not limited to, material declines in overall real estate values, sales prices for single family homes, and/or rental rates for multifamily apartments.

The Altman Companies and Related Investments

To date, the COVID-19 pandemic has not significantly impacted construction activities which remain ongoing at the existing projects sponsored by the Altman Companies, and as a result, the Altman Companies continues to generate development and general contractor fees from such projects. In addition, the Altman Companies had collected in excess of 95% of the rents at the multifamily apartment communities under its management through July 2020, although initial collections of August 2020 rent were slower than in prior months. With respect to its leasing activities, while leasing was conducted virtually during March through May 2020, the Altman Companies

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

has reopened its leasing offices for visits by appointment. However, as a result of the effects of the pandemic, the Altman Companies has experienced a decline in tenant demand and in the volume of new leases at certain of its communities, which has resulted in an increase in concessions offered to prospective and renewing tenants in an effort to maintain occupancy at its stabilized communities or increase occupancy at its communities under development. Further, some jurisdictions have imposed moratoriums on evictions.

The impact of the COVID-19 pandemic on the economy remains uncertain, and the effects of the pandemic, including a prolonged economic downturn, high unemployment, the expiration of or a decrease in government benefits to individuals, and government-mandated moratoriums on tenant evictions, could ultimately have a longer term and more significant impact on rental rates, occupancy levels, and rent collections, including an increase in tenant delinquencies and/or requests for rent abatements. These effects would impact the amount of rental revenues generated from the multifamily apartment communities sponsored and managed by the Altman Companies, the extent of management fees earned by the Altman Companies, and the ability of the related joint ventures to stabilize and successfully sell such communities. Furthermore, a decline in rental revenues at developments sponsored by the Altman Companies could require it, as the sponsor and managing member, to fund operating shortfalls in certain circumstances.

Further, while there are indications that that capitalization rates for multifamily apartment communities similar to those sponsored and managed by the Altman Companies have largely remained steady, the impact of the COVID-19 pandemic on economic conditions in general, including the uncertainty regarding the severity and duration of such impact, has adversely impacted the level of real estate sales activity and overall credit markets and may ultimately have a significant adverse impact on capitalization rates and real estate values in future periods, particularly if there is a prolonged economic downturn.

If there is a significant adverse impact on real estate values as a result of lower rental revenues, higher capitalization rates, or otherwise, the joint ventures sponsored by the Altman Companies may be unable to sell their respective multifamily apartment developments within the time frames previously anticipated and/or for the previously forecasted sales prices, if at all, which may impact the profits expected to be earned by BBXRE from its investment in the managing member of such projects and could result in the recognition of impairment losses related to BBXRE’s investment in such projects. Furthermore, the Altman Companies may be unable to close on the equity and/or debt financing necessary to commence the construction of new projects, including the development of Altis at Lake Willis, which could result in increased operating losses at the Altman Companies due to a decline in development, general contractor, and management fees, the recognition of impairment losses by BBXRE and/or the Altman Companies related to their current investments in predevelopment expenditures and land acquired for development, and the recognition of impairment losses related to BBXRE’s overall investment in the Altman Companies, as the profitability and value of the Altman Companies is directly correlated with its ability to source new development opportunities.

Beacon Lake Master Planned Development

Following the initial outbreak of COVID-19 in March 2020, homebuilders at the Beacon Lake Community experienced a decline in the volume of sales traffic and home sales and requested extensions of their existing agreements for the purchase of additional developed lots from BBXRE, and BBXRE agreed to such extensions. Subsequently, sales activity significantly increased in May 2020 and generally returned to pre-pandemic levels in June and July 2020. Accordingly, BBXRE currently expects the remaining sale of developed lots to occur pursuant to the modified takedown schedules under its purchase agreements with homebuilders. However, there is no assurance that this will be the case, and the effects of the COVID-19 pandemic on the economy and demand

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

for single-family housing remain uncertain and could result in further requests by homebuilders to extend the timing of their purchase of developed lots and/or failure of the homebuilders to meet their obligations under these contracts. In addition, a decline in home prices as a result of the economic impacts associated with the COVID-19 pandemic could result in a decrease in contingent revenues expected to be earned by BBXRE in connection with sales of homes by homebuilders on developed lots previously sold to them, as well as a decrease in the expected sales prices for the unsold lots comprising the remainder of the Beacon Lakes Community. Although BBXRE is not currently expecting a significant decrease in the sales prices or fair value of its unsold lots, a significant decline in the demand and pricing for single-family homes could result in the recognition of impairment losses in future periods.

BBX Sweet Holdings

In March 2020, as a result of various factors, including government-mandated closures and CDC and WHO advisories in connection with the COVID-19 pandemic, IT’SUGAR closed all of its retail locations and furloughed all store employees and the majority of its corporate employees. During the three months ended June 30, 2020, IT’SUGAR reopened 85 of its retail locations (out of approximately 100 locations that were open prior to the pandemic) as part of a phased reopening plan, and as part of this plan, it implemented revised store floor plans, increased sanitation protocols, and began recalling furloughed store and corporate employees to full or part-time employment. Subsequent to June 30, 2020, IT’SUGAR reopened an additional 11 of its retail locations but was required to close 4 previously reopened retail locations as a result of various governments reimplementing mandated closures. In addition, on a daily basis, IT’SUGAR has had to temporarily close 4-6 locations due to staffing shortages. Sales at IT’SUGAR’s retail locations that were open as of June 30, 2020 declined during the second quarter of 2020 by approximately 48% as compared to the comparable period in 2019, and sales at its locations that were open as of July 31, 2020 declined by approximately 43% during July 2020 as compared to the comparable period in 2019. There is no assurance that sales volumes will improve or will not further decline, as the duration and severity of the COVID-19 pandemic and its effects on demand and future sales levels, including a recessionary economic environment and the potential impact of the pandemic on consumer behavior, remain uncertain. In addition, IT’SUGAR may close additional previously reopened locations as a result of various factors, including governments reimplementing mandated closures, continued staffing shortages, or insufficient sales volumes. Further, there is uncertainty as to when IT’SUGAR will be able to reopen locations that have remained closed since March 2020 or that were subsequently closed following their initial reopening.

As a result of the closure of its retail locations, IT’SUGAR ceased paying rent to the landlords of such locations in April 2020 and has been engaged in negotiations with its landlords for rent abatements, deferrals, and other modifications for the period of time that the locations were or have been closed and the period of time that the locations are opened and operating under conditions which are affected by the pandemic. Accordingly, as of June 30, 2020, IT’SUGAR had accrued and unpaid current rental obligations of $4.5 million, which are included in other liabilities in the Company’s condensed consolidated statement of financial condition, and had received default notices from landlords in relation to 28 of its locations. While IT’SUGAR had executed lease amendments in relation to 16 of its retail locations as of June 30, 2020 and an additional 5 of its retail locations subsequent to June 30, 2020, it remains involved in ongoing and active negotiations with most of its landlords and has only paid a portion of July 2020 rent for most of its locations (including many locations for which IT’SUGAR had previously executed lease amendments related to rent concessions for April through June 2020). In connection with these negotiations, IT’SUGAR’s landlords have in some cases indicated that they might provide additional relief if IT’SUGAR opened additional locations at certain of the landlords’ other retail locations. The terms of the executed lease amendments vary and include a combination of rent abatements and

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

deferrals. For amendments that provide for the deferral of rent, the repayment terms generally contemplate a repayment period during the remainder of 2020 and through the end of 2021. Certain amendments also provide for the payment of rent based on a percentage of sales volumes for a period of one year to two years in lieu of previously scheduled fixed and variable lease costs under the terms of the existing leases. However, there is no assurance that IT’SUGAR will be able to execute agreements with the landlords of its remaining locations relating to rents for the months of April through June 2020 or, if necessary, with all of its landlords relating to rents for the remaining months of 2020. Furthermore, due to the uncertainty related to IT’SUGAR’s business as a result of the pandemic, including the potential impact on sales volumes and the possibility of additional closures of its retail locations, there is no assurance that it will be in a position to meet its obligations under the terms of lease agreements and amendments that have been executed or are otherwise being negotiated. Further, there is no assurance that the terms of lease amendments that have been executed or are being negotiated will provide sufficient relief for IT’SUGAR to stabilize and maintain its full operations. If IT’SUGAR’s negotiations with its landlords are not successful and its failure to pay rent constitutes an event of default under the applicable lease agreements, IT’SUGAR’s landlords may also pursue remedies available to them pursuant to such agreements, which may include the acceleration of liabilities under the lease agreements and the initiation of eviction proceedings.

The effects of the COVID-19 pandemic on demand, sales levels, and consumer behavior, as well as the current recessionary economic environment, have had and could continue to have a material adverse effect on IT’SUGAR’s business, results of operations, and financial condition. As a result of the impact of the pandemic on IT’SUGAR’s business, including the above mentioned decline in sales volumes as a result of the prolonged closure of its retail locations, decrease in customer traffic in its stores, and the impact of the pandemic on demand and consumer behavior, IT’SUGAR does not believe that it will have sufficient liquidity to continue its operations if it is unable to obtain significant rent abatements or deferrals from its landlords and amended payment terms from its vendors and its sales volumes do not recover and stabilize in a reasonable period of time. Further, based on its current estimates, IT’SUGAR expects that it will require additional funding or capital in 2020 in order to maintain its operations and is engaged in efforts to obtain additional funding from New BBX Capital or other outside investors. If IT’SUGAR is unable to successfully negotiate with its landlords and vendors, its sales volumes do not recover, and it is unable to obtain additional funding or capital, IT’SUGAR would need to consider pursuing a formal or informal restructuring.

As a result of the above factors, the Company recognized $25.3 million of impairment losses related to IT’SUGAR’s goodwill and long-lived assets during the six months ended June 30, 2020, including the recognition of a goodwill impairment loss of $20.3 million during the three months ended March 31, 2020 based on a decline in the estimated fair value of IT’SUGAR to $27.3 million as of March 31, 2020. With respect to the decline in the estimated fair value of IT’SUGAR as of March 31, 2020 as compared to December 31, 2019, the Company’s estimated future cash flows reflected the impact of the temporary closure of IT’SUGAR’s retail locations commencing in March 2020 and the liabilities incurred by IT’SUGAR during the shutdown and considered scenarios in which IT’SUGAR’s business would stabilize following a phased reopening of its retail locations. The Company’s estimated discount rate applicable to IT’SUGAR’s cash flows was also increased to reflect, among other things, changes in market conditions, the uncertainty of the duration and severity of the economic downturn, uncertainty related to the retail environment and consumer behavior, uncertainty related to IT’SUGAR’s ability to stabilize its operations and implement its long-term strategies for its business, and the deterioration in IT’SUGAR’s financial condition as a result of the effects of the COVID-19 pandemic, including its lack of sufficient liquidity for its operations during 2020. As of June 30, 2020, the carrying amount of the IT’SUGAR reporting unit had declined to $18.9 million, which included goodwill of $14.9 million and debt payable to a subsidiary of BBXRE, as described in Note 8, primarily as a result of operating losses incurred

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

during the three months ended June 30, 2020. As a result of various factors, including IT’SUGAR’s sales volumes in June and July 2020 being lower than those estimated in the Company’s valuation of IT’SUGAR as of March 31, 2020 and an expectation that the stabilization of IT’SUGAR’s operations will take longer than previously anticipated, the Company updated its estimate of the fair value of IT’SUGAR as of June 30, 2020 to reflect its updated expectations regarding the stabilization of IT’SUGAR’s operations and concluded that no additional impairment loss related to IT’SUGAR’s goodwill was required to be recognized as of June 30, 2020.

The Company’s assessment of IT’SUGAR’s assets for impairment required the Company to make estimates based on facts and circumstances as of each reporting date and assumptions about current and future economic and market conditions. These assumptions included the stabilization of IT’SUGAR following a phased reopening of its retail locations in 2020 and its ability to access and operate in its retail locations in spite of ongoing negotiations with the landlords of these locations related to unpaid rents. In addition, the Company’s estimates assumed that there would not be a material permanent decline in the demand for IT’SUGAR’s products and that IT’SUGAR will ultimately in the future return to its full operations and implement its long-term strategy to reinvest in and grow its business. However, as the severity, magnitude, and duration, as well as the economic consequences, of the COVID-19 pandemic, are uncertain, rapidly changing, and difficult to predict, these estimates and assumptions may change over time, which may result in the recognition of additional impairment losses related to IT’SUGAR’s assets that would be material to the Company’s financial statements, as well as the recognition of restructuring charges. Changes in assumptions that could materially impact the Company’s estimates related to IT’SUGAR that could result in the recognition of impairment losses in future periods include, but are not limited to, a material permanent decline in demand for IT’SUGAR’s products, IT’SUGAR abandoning its long-term strategy to reinvest and grow its business as a result of changes in consumer demand, IT’SUGAR pursuing a formal or informal restructuring, retail locations not reopening pursuant to IT’SUGAR’s phased reopening plan, significant additional closures following the initial reopening of locations, and landlords of IT’SUGAR’s retail locations limiting operations in leased locations through eviction proceedings as a result of unpaid or disputed rent payments.

See Note 6 for additional information with respect to the recognition of impairment losses related to IT’SUGAR.

In addition to the material adverse impact of the COVID-19 pandemic on IT’SUGAR’s operations, BBX Sweet Holdings’ other operations have also been adversely impacted by the pandemic. In March 2020, Hoffman’s Chocolates closed all of its retail locations to customer traffic and limited sales to curbside pickup (where allowable by government mandates) and online customers. During the three months ended June 30, 2020, it reopened all of its locations and achieved sales volumes at approximately 70% of pre-pandemic levels (as compared to the comparable period in 2019). In addition, while Las Olas Confections and Snacks’ manufacturing and distribution processes were not materially impacted by the pandemic, its sales during the three months ended June 30, 2020 were approximately 51% of pre-pandemic levels (as compared to the comparable period in 2019). Hoffman’s Chocolates and Las Olas Confections and Snacks have also been engaged in negotiations with the landlords of their respective retail and manufacturing locations for rent abatements, deferrals, and other modifications. As of June 30, 2020, Hoffman’s Chocolates and Las Olas Confections and Snacks had accrued and unpaid current rental obligations of $0.3 million, which are included in other liabilities in the Company’s condensed consolidated statement of financial condition, and they had executed lease amendments with respect to 4 of such locations, including Las Olas Confections and Snacks’ manufacturing facility in Orlando, Florida. Subsequent to June 30, 2020, Hoffman’s Chocolates executed lease amendments with respect to an additional two of its retail locations. Similar to IT’SUGAR, there is no assurance that the sales volumes of these businesses will improve, and they may be required to close previously reopened locations as a result of governments reimplementing mandated closures or otherwise. Furthermore, there is no assurance that Hoffman’s Chocolates

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

will be able to execute lease amendments with the landlords of its remaining locations, and due to the uncertainty related to these businesses as a result of the pandemic, there is no assurance they will be in position to meet their obligations under the terms of lease agreements and amendments that have been executed or are otherwise being negotiated.

Renin

Renin has not to date been significantly impacted by the COVID-19 pandemic, and it has continued to operate both of its manufacturing and distribution facilities, source various products and raw materials from China and Vietnam, and sell its products through various channels. Although Renin has experienced a decline in sales to certain customers as a result of concerns related to the pandemic, these declines have been offset by an increase in sales through its retail and commercial channels.

Although Renin’s operations have not to date been significantly impacted by the pandemic, the effects of the pandemic, including a recessionary economic environment, could have a significant adverse impact on Renin’s results of operations and financial condition in future periods, particularly if an economic downturn is prolonged in nature and impacts consumer demand or the effects of the pandemic result in material disruptions in the supply chains for its products and raw materials. Further, while Renin has begun to diversify its supply chain and transfer the assembly of certain products from foreign suppliers to its own manufacturing facilities, Renin continues to source products and raw materials from China. As a result, disruptions in its supply chain from China as a result of various factors, including increased tariffs or closures in the supply chain, could impact Renin’s cost of product and ability to meet customer demand.

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued the following Accounting Standards Updates (“ASU”) and guidance relevant to the Company’s operations which were adopted as of January 1, 2020:

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (as subsequently amended and clarified by various ASUs). This standard introduces an approach of estimating credit losses on certain types of financial instruments based on expected losses and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating its allowance for credit losses. The standard also requires entities to record an allowance for credit losses for available for sale debt securities rather than reduce the carrying amount under the other-than temporary impairment model. In addition, the standard requires entities to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination (i.e., by vintage year). The Company adopted this standard on January 1, 2020 using a modified retrospective method and did not recognize a cumulative effect adjustment upon adoption of the standard as the Company’s trade receivables are generally due 30 to 60 days from the date of the invoice with minimal historical loss experience. The Company’s loans receivable are legacy loans from its sale of BankAtlantic that have been written down to the collateral value less cost to sell with interest recognized on a cash basis. As such, the adoption of the standard did not have a material impact on the Company’s combined carve-out financial statements.

ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This standard modifies the disclosure requirements in Topic 820 related to the valuation techniques and inputs used in fair value measurements, uncertainty in measurement, and changes in measurements applied. This standard was effective for the Company on January 1, 2020, and the

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

adoption of the standard did not have a material impact on the Company’s combined carve-out financial statements and disclosures.

FASB Staff Q&A Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (Topic 842): The FASB issued guidance on lease concessions related to the effects of the COVID-19 pandemic allowing entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic as if the enforceable rights and obligations for those concessions existed in the lease contract (regardless of whether those enforceable rights and obligations for the concessions explicitly exist in the lease contract). Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance of Topic 842. The election only applies to concessions that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee.

Pursuant to this FASB guidance, the Company has elected to account for lease concessions related to the effects of the COVID-19 pandemic as if the rights and obligations related to such concessions existed in the related lease agreements. Accordingly, if a concession does not result in a substantial increase in the rights of the lessor or the Company’s obligations as the lessee, the Company will elect to not account for the concession as a modification and will not remeasure the lease liability and right-of-use asset for such leases. If rent is deferred pursuant to a concession, such rents will be accrued pursuant to the existing terms of the lease, and the related liability will be relieved when the rental payment is made to the landlord pursuant to the terms of the concession. If rent is abated pursuant to a concession, the Company’s rent expense will be decreased by the amount of the abated rental payment in the period in which the payment was otherwise due pursuant to the existing terms of the lease.

As of June 30, 2020, the Company had executed 19 agreements related to lease concessions associated with the COVID-19 pandemic, which included a combination of rent deferrals and abatements. Under the terms of such agreements, rent payments subject to deferral are generally required to be paid between 1-42 months following the execution of the agreements based on the payment schedules specified in such agreements. The Company accounted for 5 of these agreements as modifications and remeasured the related lease liabilities as the concessions extended the lease terms and increased the Company’s overall obligations under the related lease agreements. The Company did not account for the remaining 14 agreements as modifications as the concessions did not result in a substantial increase in the rights of the lessor or the obligations of the Company as the lessee. Under these agreements, deferrals and abatements of rental payments were $394,000 and $583,000, respectively, for the three months ended June 30, 2020, which included deferrals and abatements of $350,000 and $507,000, respectively, of payments under agreements that were not accounted for as modifications. As noted above, certain of the Company’s subsidiaries, including IT’SUGAR and Hoffman’s Chocolates, are not in compliance with the terms of their lease agreements with respect to rents, including rents for July 2020, and remain in negotiations with the landlords of their retail locations for lease concessions for which agreements have not yet been reached, and there is no assurance that agreements for concessions will be reached on acceptable terms or at all. Although rent in many cases remains accrued and unpaid, the Company has continued to recognize lease costs related to such leases pursuant to the existing terms of such leases.

Future Adoption of Recently Issued Accounting Pronouncements

The FASB has issued the following accounting pronouncements and guidance relevant to the Company’s operations which had not been adopted by the Company as of June 30, 2020:

ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard removes specific exceptions to the general principles in Topic 740 including exceptions related to (i) the

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

incremental approach for intraperiod tax allocations, (ii) accounting for basis differences when there are ownership changes in foreign investments, and (iii) interim period income tax accounting for year-to-date losses that exceed anticipated losses. The statement is effective for the Company on January 1, 2021 and interim periods within that fiscal year. Early adoption is permitted. The Company is currently evaluating the impact that this standard may have on its combined carve-out financial statements.

ASU No. 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard provides relief for companies preparing for discontinuation of LIBOR in response to the Financial Conduct Authority (the regulatory authority over LIBOR) plan for a phase out of regulatory oversight of LIBOR interest rate indices after 2021 to allow for an orderly transition to an alternate reference rate. The Alternative Reference Rates Committee (“ARRC”) has proposed that the Secured Overnight Financing Rate (“SOFR”) is the rate that represents best practice as the alternative to LIBOR for promissory notes or other contracts that are currently indexed to LIBOR. The ARRC has proposed a market transition plan to SOFR from LIBOR, and organizations are currently working on transition plans as it relates to derivatives and cash markets exposed to LIBOR. The Company currently has a LIBOR indexed line of credit which has a balance of $8.0 million and matures after 2021. Although companies can apply this standard immediately, the guidance will only be available for a limited time, generally through December 31, 2022. The Company is currently evaluating the potential impact that the eventual replacement of the LIBOR benchmark interest rate could have on its results of operations, liquidity and consolidated financial statements and the related impact that this standard may have on its consolidated financial statements.

2. Trade Accounts Receivable

The Company’s trade receivables consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Trade receivables	$15,413	13,274
Allowance for bad debts	(256)	(170)

Total trade receivables	$15,157	13,104

3. Trade Inventory

The Company’s trade inventory consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Raw materials	$3,463	3,048
Paper goods and packaging materials	1,408	1,327
Finished goods	15,630	18,468

Total trade inventory	$20,501	22,843

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

4. Real Estate

The Company’s real estate consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Real estate held-for-sale	$11,354	11,297
Real estate held-for-investment	6,022	6,015
Real estate inventory	46,521	48,506

Total real estate	$63,897	65,818

5. Investments in and Advances to Unconsolidated Real Estate Joint Ventures

As of June 30, 2020, the Company had equity interests in and advances to unconsolidated real estate joint ventures involved in the development of multifamily rental apartment communities, as well as single-family master-planned for sale housing communities. In addition, the Company owns a 50% equity interest in the Altman Companies, a developer and manager of multifamily rental apartment communities.

Investments in unconsolidated real estate joint ventures are accounted for as unconsolidated VIEs.

The Company’s investments in and advances to unconsolidated real estate joint ventures consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Altis at Grand Central Capital, LLC	$2,547	$2,653
Altis Promenade Capital, LLC	2,012	2,126
Altis at Bonterra - Hialeah, LLC	598	618
Altis Ludlam - Miami Investor, LLC	9,051	1,081
Altis Suncoast Manager, LLC	765	753
Altis Pembroke Gardens, LLC	312	1,277
Altis Fairways, LLC	1,664	1,880
Altis Wiregrass, LLC	266	1,792
Altis LH-Miami Manager, LLC	829	811
Altis Vineland Pointe Manager, LLC	5,122	4,712
Altis Miramar East/West	2,690	2,631
The Altman Companies, LLC	16,001	14,745
ABBX Guaranty, LLC	3,750	3,750
Sunrise and Bayview Partners, LLC	1,479	1,562
PGA Design Center Holdings, LLC	996	996
CCB Miramar, LLC	7,279	5,999
BBX/Label Chapel Trail Development, LLC	153	1,126
L03/212 Partners, LLC	1,934	2,087
PGA Lender, LLC	2,111	2,111
Sky Cove, LLC	4,053	4,178
All other investments in real estate joint ventures	163	442

Total	$63,775	$57,330

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

See Note 7 to the Company’s combined carve-out financial statements for the years ended December 31, 2019, 2018, and 2017 included in this information statement for the Company’s accounting policies relating to its investments in unconsolidated real estate joint ventures, including the Company’s analysis and determination that such entities are VIEs in which the Company is not the primary beneficiary.

As of December 31, 2019, BBXRE had invested $1.1 million in the Altis at Ludlam joint venture to acquire land, obtain entitlements, and fund predevelopment costs for a potential multifamily apartment development in Miami, Florida. In June 2020, the joint venture obtained entitlements, closed on development financing, and commenced development of a 312 unit multifamily apartment community with 7,500 square feet of retail space. In connection with the closing, BBXRE received a $0.5 million distribution from the joint venture as a reimbursement of predevelopment costs and invested an additional $8.5 million in the joint venture as a preferred member. Pursuant to the applicable operating agreement for the Altis Ludlam joint venture, distributions from the joint venture are required to be paid to BBXRE as the preferred member until it receives its $8.5 million investment and a preferred return of 11.9% per annum (subject to a minimum payment of $11.9 million). Following such payment, all remaining distributions will be paid to the other members. Further, BBXRE’s preferred interest is required to be redeemed by the joint venture for a cash amount equal to its preferred return and initial investment in December 2023, although the joint venture has the option to extend the redemption for three one year periods, subject to certain conditions.

In March 2020, the Altis at Wiregrass joint venture sold its 392 unit multifamily apartment community in Tampa, Florida. As a result of the sale, BBXRE recognized $0.8 million of equity earnings during the six months ended June 30, 2020 and received approximately $2.3 million of distributions from the venture in April 2020.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

Summarized Financial Information of Certain Unconsolidated Real Estate Joint Ventures

The tables below set forth financial information, including condensed statements of financial condition and operations, related to BBX/Label Chapel Trail Development, LLC (in thousands):

	June 30, 2020	December 31, 2019
Assets
Cash	$500	1,725
Real estate	—	2,134
Other assets	—	6

Total assets	$500	3,865

Liabilities and Equity
Notes payable	$—	—
Other liabilities	73	541

Total liabilities	73	541

Total equity	427	3,324

Total liabilities and equity	$500	3,865

	For the Six Months Ended June 30,
	2020	2019
Total revenues	$4,062	27,469
Cost to sell	(3,139)	(22,177)

Gross profit	923	5,292
Other income	1	5
Other expenses	(168)	(592)

Net income	$756	4,705

Equity in net earnings of unconsolidated real estate joint venture - BBX/Label Chapel Trail Development, LLC	$267	2,200

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The tables below set forth financial information, including condensed statements of financial condition and operations, related to Altis at Lakeline – Austin Investors LLC (in thousands):

	June 30, 2020	December 31, 2019
Assets
Cash	$—	628
Restricted cash	—	5
Real estate	—	—
Other assets	—	144

Total assets	$—	777

Liabilities and Equity
Notes payable	$—	—
Other liabilities	—	—

Total liabilities	—	—

Total equity	—	777

Total liabilities and equity	$—	777

	For the Six Months Ended June 30,
	2020	2019
Total revenues	$—	1,459
Gain on sale of real estate	—	17,150
Other expenses	—	(1,773)

Net earnings	$—	16,836

Equity in net earnings of unconsolidated real estate joint venture - Altis at Lakeline - Austin Investors LLC	$—	5,029

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The tables below set forth financial information, including condensed statements of financial condition and operations, related to PGA Design Center Holdings, LLC (in thousands):

	June 30, 2020	December 31, 2019
Assets
Cash	$1	1
Investment in joint ventures	3,090	3,090

Total assets	$3,091	3,091

Liabilities and Equity
Notes payable	$—	—
Other liabilities	—	—

Total liabilities	—	—

Total equity	3,091	3,091

Total liabilities and equity	$3,091	3,091

	For the Six Months Ended June 30,
	2020	2019
Total revenues	$62	—
Gain on sale of real estate	—	7,212
Other expenses	(1)	(183)

Net earnings	$61	7,029

Equity in net earnings of unconsolidated real estate joint venture - PGA Design Center Holdings, LLC	$24	2,812

6. Impairments

Goodwill

The activity in the balance of the Company’s goodwill was as follows (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Balance, beginning of period	$37,248	37,248
Impairment losses	(22,384)	—

Balance, end of period	$14,864	37,248

The Company tests goodwill associated with its reporting units for potential impairment on an annual basis as of December 31 or during interim periods if impairment indicators exist. The Company concluded that the effects of the COVID-19 pandemic, including the recessionary economic environment and the impact on certain of the Company’s operations, indicated that it was more likely than not that the fair values of certain of its reporting units with goodwill had declined below the respective carrying amounts of such reporting units as of March 31,

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

2020. As a result, the Company tested the goodwill associated with such reporting units for impairment by estimating the fair values of the respective reporting units as of March 31, 2020 and recognized goodwill impairment losses of $22.4 million associated with IT’SUGAR and certain of its other reporting units. As of June 30, 2020, the Company’s remaining goodwill balance was comprised of goodwill associated with its IT’SUGAR reporting unit. As described in Note 1, no additional impairment loss related to IT’SUGAR’s goodwill was recognized as of June 30, 2020.

The Company generally applies an income approach utilizing a discounted cash flow methodology and a market approach utilizing a guideline public company and transaction methodology to estimate the fair value of its reporting units. The estimated fair values obtained from the income and market approaches are compared and reviewed for reasonableness to determine a best estimate of fair value. The Company’s discounted cash flow methodology establishes an estimate of fair value by estimating the present value of the projected future cash flows to be generated from a reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. The Company generally uses a five to ten-year period in computing discounted cash flow values. The most significant assumptions used in the discounted cash flow methodology are generally the terminal value, the discount rate, and the forecast of future cash flows. The guideline public company methodology establishes an estimate of fair value based upon the trading prices of public traded companies that are similar to the applicable reporting unit, while the guideline transaction methodology establishes an estimate of fair value based on acquisitions of companies that are similar to the applicable reporting unit. Under these methods, the Company develops multiples of revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) based upon the indicated enterprise value, revenues, and EBITDA of the guideline companies and makes adjustments to such multiples based on various considerations, including the financial condition, operating performance, and relative risk of the guideline companies. The adjusted multiples are then applied to the revenues and EBITDA of the reporting unit to develop an estimated fair value of the reporting unit. Depending on the facts and circumstances applicable to the reporting unit and the guideline companies, the Company may place greater emphasis on the income or market approach to determine its best estimate of fair value.

In connection with its impairment testing as of March 31, 2020, the Company estimated that the fair value of the IT’SUGAR reporting unit had declined to $27.3 million as of March 31, 2020 and recognized a goodwill impairment loss of $20.3 million during the six months ended June 30, 2020 based on the excess of the carrying amount of the IT’SUGAR reporting unit over its estimated fair value. The Company primarily utilized a discounted cash flow methodology to estimate the fair value of the IT’SUGAR reporting unit and used the relevant market approaches to support the reasonableness of its estimated fair value under the income approach. See Note 1 for additional discussion related to the factors which resulted in the decline in the estimated fair value of the IT’SUGAR reporting unit as of March 31, 2020 as compared to December 31, 2019, which included the effects of the COVID-19 pandemic on IT’SUGAR.

In addition to the IT’SUGAR reporting unit, the Company tested the goodwill of its other reporting units and, based on its estimates of their fair values, recognized goodwill impairment losses of $2.1 million during the six months ended June 30, 2020 related to these reporting units. The decline in the fair value of these reporting units from December 31, 2019 primarily resulted from the effects of the COVID-19 pandemic on these businesses.

Long-Lived Assets

The Company’s long-lived assets include property and equipment, amortizable intangible assets, and right-of-use assets associated with its lease agreements. The Company tests its long-lived assets, or asset groups which

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

include long-lived assets, for recoverability whenever events or changes in circumstances indicate that the carrying amount of such assets or asset groups may not be recoverable. The carrying amount of an asset or asset group is not considered recoverable when the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group. To the extent that the carrying amount of an asset or asset group exceeds the sum of such undiscounted cash flows, an impairment loss is measured and recorded based on the amount by which the carrying amount of the asset or asset group exceeds its fair value. Impairment losses associated with an asset group are allocated to long-lived assets within the asset group based on their relative carrying amounts; however, the carrying amount of individual long-lived assets within an asset group are not reduced below their individual fair values.

The Company concluded that the effects of the COVID-19 pandemic indicated that the carrying amount of certain of its long-lived assets may not be recoverable, including asset groups associated with certain of its retail locations which were temporarily closed as a result of the pandemic. In such circumstances, the Company compared its estimated undiscounted cash flows expected to result from the use of such assets or asset groups with their respective carrying amounts, and to the extent that such carrying amounts were in excess of the related undiscounted cash flows, the Company estimated the fair values of the applicable assets or asset groups and recognized impairment losses based on the excess of the carrying amounts of such assets or asset groups over their estimated fair values. In certain circumstances, the Company estimated the fair value of individual assets within its asset groups, including right-of-use assets associated with its retail locations, to determine the extent to which an impairment loss should be allocated to such assets.

The Company generally estimated the fair value of the relevant assets or asset groups utilizing a discounted cash flow methodology which estimated the present value of the projected future cash flows expected to be generated from such assets or asset groups. When estimating the fair value of asset groups related to a retail location, the Company’s estimated fair value considered the relevant market participants and the highest and best use for the location, including whether the value of the location would be maximized by operating the location in its current use or by permanently closing the location and subleasing it. In addition, to the extent applicable, the Company estimated the fair value of right-of-use assets associated with its retail locations using a discounted cash flow methodology which estimated the present value of market rental rates applicable to such right-of-use assets.

As a result of the Company’s testing of its long-lived assets for impairment, the Company recognized impairment losses of $5.4 million during the six months ended June 30, 2020 related primarily to leasehold improvements and right-of-use assets associated with certain of IT’SUGAR’s retail locations. The recognition of these impairment losses primarily resulted from the effects of the COVID-19 pandemic on the estimated cash flows expected to be generated by the related assets.

Equity Method Investments

The Company evaluates its equity method investments for impairment when events or changes in circumstances indicate that the fair values of the investments may be below the carrying values. When a decline in the fair value of an investment is determined to be other than temporary, an impairment loss is recorded to reduce the carrying amount of the investment to its fair value. The Company’s determination of whether an other-than-temporary impairment has occurred requires significant judgment in which the Company evaluates, among other factors, the fair value of an investment, general market conditions, the duration and extent to which the fair value of an investment is less than cost, and the Company’s intent and ability to hold an investment until it recovers. The Company also considers specific adverse conditions related to the financial health and business outlook of the investee, including industry and market performance and expected future operating and financing cash flows.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

During the three and six months ended June 30, 2020, the Company recognized impairment losses of $2.2 million associated with certain of its investments in unconsolidated real estate joint ventures. The Company estimated the fair value of these investments utilizing a discounted cash flow methodology which estimated the present value of the projected future cash flows expected to be generated from such investments. See Note 1 for additional discussion related to the factors which resulted in the decline in the estimated fair values of these investments. The Company did not record any impairment charges related to its equity method investments during the three and six months ended June 30, 2019.

7. Income Taxes

New BBX Capital and its subsidiaries were included in the consolidated federal and certain state income tax returns of the Parent. The accompanying combined carve-out financial statements allocates taxable income to the Company as if the Company was a separate taxpayer under the separate return basis.

Effective income tax rates for interim periods are based upon the Company’s current estimated annual rate, which varies based upon the Company’s estimate of taxable earnings or loss and the mix of taxable earnings or loss in the various states in which the Company operates. The Company’s effective tax rate was applied to income or loss before income taxes reduced by net income or loss attributable to noncontrolling interests in joint ventures taxed as partnerships. In addition, the Company recognizes taxes related to unusual or infrequent items or resulting from a change in judgment regarding a position taken in a prior period as discrete items in the interim period in which the event occurs.

The Company’s effective income tax rate was approximately 21% and 29% during the six months ended June 30, 2020 and 2019, respectively. The Company’s effective income tax rate for the six months ended June 30, 2020 and 2019 was impacted by nondeductible executive compensation allocated from Parent and state income taxes. The effective income tax rate for the 2020 period reflects a current estimated ordinary taxable loss for the year ended December 31, 2020 resulting primarily from the effects of the COVID-19 pandemic.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

8. Debt

The table below sets forth information regarding the Company’s notes payable and other borrowings (dollars in thousands):

	June 30, 2020			December 31, 2019
	Debt Balance	Interest Rate	Carrying Amount of Pledged Assets	Debt Balance	Interest Rate	Carrying Amount of Pledged Assets
Community Development District Obligations	$33,107	4.25-6.00%	$46,571	$29,287	4.25-6.00%	$49,352
TD Bank Term Loan and Line of Credit	7,974	3.17%	(1)	6,826	5.00%	(1)
Banc of America Leasing & Capital Equipment Note	—	—	(2)	355	4.75%	(2)
Bank of America Revolving Line of Credit	—	—	—	2,000	3.24%	—
Unsecured Note (3)	—	—	—	3,400	6.00%	—
Centennial Bank Note (3)	1,449	5.25%	1,867	1,469	5.25%	1,892
Other	129	15.00%	—	223	15.00%	—
Unamortized debt issuance costs	(1,045)			(824)

Total notes payable and other borrowings	$41,614			$42,736

(1)	The collateral is a blanket lien on Renin’s assets.
(2)	The collateral is a security interest in the equipment financed by the underlying note. Additionally, IT’SUGAR is guarantor of the note.
(3)	BBX Capital is guarantor of the note.

See Note 12 to the Company’s combined carve-out financial statements for the years ended December 31, 2019, 2018, and 2017 for additional information regarding the above listed notes payable and other borrowings.

Except as described below, there were no new debt issuances or significant changes related to the above listed notes payable and other borrowings during the six months ended June 30, 2020.

Community Development District Obligation. In May 2020, the Meadow View at Twin Creeks Community Development District issued $8.6 million of community development bonds related to the Company’s Beacon Lake Community development. The bonds issued in May 2020 have fixed interest rates ranging from 4.25% to 5.38% and mature at various times during the years 2026 through 2051. The Company at its option has the ability to repay a specified portion of the bonds at the time that it sells developed lots in the Beacon Lakes Community.

Toronto-Dominion Commercial Bank (“TD Bank”) Line of Credit. Renin maintains a credit facility with TD Bank which provides for a revolving line of credit for up to approximately $16.3 million based on available collateral, as defined in the facility, and subject to Renin’s compliance with the terms and conditions of the credit facility, including certain specific financial covenants. Through February 2020, the credit facility also provided for term loans for up to $1.7 million. However, in February 2020, the credit facility was amended to replace the existing debt service coverage ratio with an interest coverage ratio, and in connection with the amendment to the credit facility, Renin repaid the outstanding balance of the term loans with borrowings from the revolving line of credit. In July 2020, the credit facility was also amended to extend the maturity date of the facility from September 2020 to September 2022.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

Banc of America Leasing & Capital Equipment Note and Bank of America Revolving Line of Credit. During the three months ended June 30, 2020, a wholly-owned subsidiary of BBXRE purchased IT’SUGAR’s revolving line of credit and equipment note from the respective lenders for the outstanding principal balance of the loans plus accrued interest and subsequently advanced an additional $2.0 million to IT’SUGAR pursuant to the terms of the loans. As the Company paid the respective third party lenders and was relieved of its obligations to such lenders under the respective debt arrangements, the Company derecognized the liabilities in its consolidated financial statements in connection with the purchase of the loans by its wholly-owned subsidiary.

Debt Compliance and Amounts Available under Credit Facilities

As of June 30, 2020, New BBX Capital and its subsidiaries were in compliance with all financial debt covenants under their debt instruments, as amended.

Amounts available under credit facilities for New BBX Capital and its subsidiaries as of June 30, 2020 were $5.2 million, subject to eligible collateral requirements and the terms of the facilities, as applicable.

The effects of the COVID-19 pandemic on the Company’s operations could impact its ability to remain in compliance with the financial covenants under its debt instruments and the extent of availability under its credit facilities in future periods. If the Company is unable to maintain compliance with its debt covenants or obtain waivers from its lenders if it is not in compliance with its covenants, the Company will no longer be able to access its revolving credit facilities or may have to repay all or a portion of its borrowings prior to their scheduled maturity dates or provide additional collateral for such borrowings, any of which would have a material adverse effect on the Company’s liquidity, financial position, and results of operations.

9. Revenue Recognition

The table below sets forth the Company’s revenue disaggregated by category (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Trade sales - wholesale	$39,273	36,373
Trade sales - retail	24,663	50,701
Sales of real estate inventory	9,278	4,660

Revenue from customers	73,214	91,734
Interest income	199	496
Net (losses) gains on sales of real estate assets	(34)	10,996
Other revenue	1,406	1,910

Total revenues	$74,785	105,136

10. Related Parties

The Company paid the Parent $1.4 million and $0.2 million during the six months ended June 30, 2020 and 2019, respectively, for management advisory and employer provided medical insurance. The Company reimbursed the Parent the actual cost of providing the services.

Included in other revenues in the Company’s combined carve-out statements of operations and comprehensive loss or income for the six months ended June 30, 2020 and 2019 was $0.4 million received by the Company for risk management consulting services provided to the Parent and Bluegreen Vacations Corporation.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

Expenses related to certain support functions paid for by the Parent, including executive services, treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, shared information technology systems, corporate governance activities, and centralized managed employee benefit arrangements, were allocated to the Company. These expenses have been allocated to the Company on the basis of direct usage when identifiable, while the remainder of the expenses, including costs related to executive compensation, were allocated primarily on a pro-rata basis of combined revenues and equity in earnings of unconsolidated joint ventures of the Parent and its subsidiaries. The expenses related to these support functions allocated to the Company and included in selling, general and administrative expenses in the Company’s combined carve-out statements of operations and comprehensive loss for the six months ended June 30, 2020 and 2019 were $7.9 million and $11.3 million, respectively. The allocated support function costs were recognized as contributed capital in the Company’s combined carve-out statements of financial condition for the six months ended June 30, 2020 and 2019.

The Company is a party to an Agreement to Allocate Consolidated Income Tax Liability and Benefits with the Parent. Under the agreement, the parties calculate their respective income tax liabilities and attributes as if each of them was a separate filer. If any tax attributes are used by another party to the agreement to offset its tax liability, the party providing the benefit will receive an amount for the tax benefits realized. As of June 30, 2020 and December 31, 2019, $0 and $2.8 million, respectively, was due to the Parent in accordance with the tax sharing agreement.

The components of net transfers from/to Parent in the combined carve-out statements of changes in equity consisted of the following (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Cash pooling	$87,007	(38,543)
Corporate overhead allocations	7,927	11,267
Asset transfers	145	—

Net transfers from (to) parent	$95,079	(27,276)

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

In March 2018, the Parent, the Company, Woodbridge, and certain wholly-owned subsidiaries of the Company (BBX Sweet Holdings and FFTRG) entered into a $50.0 million revolving credit facility with Iberiabank as co-borrowers. Amounts borrowed under the facility accrue interest at a floating rate of 30-day LIBOR plus a margin of 3.0% to 3.75% or the Prime Rate plus a margin of 1.50% to 2.25%. The applicable margin is based on the Parent’s debt to EBITDA ratio. Payments of interest only are payable monthly. The facility matures, and all outstanding principal and interest will be payable, on June 30, 2021, with a twelve month renewal option at Parent’s request, subject to the satisfaction of certain conditions. The facility is secured by a pledge of a percentage of the Parent’s membership interests in Woodbridge having a value of not less than $100 million. Borrowings under the facility may be used for business acquisitions, real estate investments, stock repurchases, letters of credit, and general corporate purposes. Any one of the borrowers can make a funding request subject to availability and specific satisfaction of the terms and conditions of the advance for the specified purpose. There were no borrowings on the credit facility as of June 30, 2020 or December 31, 2019.

11. Commitments and Contingencies

Litigation

In the ordinary course of business, New BBX Capital and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its operations and activities. Additionally, from time to time in the ordinary course of business, the Company is involved in disputes with existing and former employees, vendors, taxing jurisdictions, and various other parties and also receive individual consumer complaints as well as complaints received through regulatory and consumer agencies. The Company takes these matters seriously and attempts to resolve any such issues as they arise. The Company may also become subject to litigation related to the COVID-19 pandemic, including with respect to any actions we take or may be required to take as a result thereof.

Reserves are accrued for matters in which management believes it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Management does not believe that the aggregate liability relating to known contingencies in excess of the aggregate amounts accrued will have a material impact on the Company’s results of operations or financial condition. However, litigation is inherently uncertain, and the actual costs of resolving legal claims, including awards of damages, may be substantially higher than the amounts accrued for these claims and may have a material adverse impact on the Company’s results of operations or financial condition.

Adverse judgments and the costs of defending or resolving legal claims may be substantial and may have a material adverse impact on the Company’s financial statements. Management is not at this time able to estimate a range of reasonably possible losses with respect to matters in which it is reasonably possible that a loss will occur. In certain matters, management is unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or reasonable range of loss. Frequently in these matters, the claims are broad, and the plaintiffs have not quantified or factually supported their claim.

Other Commitments and Guarantees

The Parent guarantees certain obligations of the Company’s unconsolidated real estate joint ventures and debt obligations, including the following:

•

The Parent is a guarantor of 50% of the outstanding balance of a third party loan to the Sunrise and Bayview Partners, LLC real estate joint venture, which had an outstanding balance of $5.0 million as of December 31, 2019.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

•	The Parent is a guarantor on certain notes payable by the Company’s wholly-owned subsidiaries. See Note 8 for additional information regarding these obligations.

12. Fair Value Measurement

Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

There are three main valuation techniques to measure the fair value of assets and liabilities: the market approach, the income approach and the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses financial models to convert future amounts to a single present amount and includes present value and option-pricing models. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset and is often referred to as current replacement cost.

The accounting guidance for fair value measurements defines an input fair value hierarchy that has three broad levels and gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The input fair value hierarchy is summarized below:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:

Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3:	Unobservable inputs for the asset or liability

Other than the measurement of certain reporting units and long-lived assets as further described in Note 6, there were no material assets or liabilities measured at fair value on a recurring or nonrecurring basis in the Company’s combined carve-out financial statements as of June 30, 2020 and December 31, 2019.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

Financial Disclosures about Fair Value of Financial Instruments

The tables below set forth information related to the Company’s combined carve-out financial instruments (in thousands):

			Fair Value Measurements Using
			Quoted prices
	Carrying		in Active	Significant
	Amount	Fair Value	Markets	Other	Significant
	As of	As of	for Identical	Observable	Unobservable
	June 30,	June 30,	Assets	Inputs	Inputs
	2020	2020	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$96,537	96,537	96,537	—	—
Restricted cash	529	529	529	—	—
Financial liabilities:
Notes payable and other borrowings	41,614	47,083	—	—	47,083

			Fair Value Measurements Using
			Quoted prices
	Carrying		in Active	Significant
	Amount	Fair Value	Markets	Other	Significant
	As of	As of	for Identical	Observable	Unobservable
	December 31,	December 31,	Assets	Inputs	Inputs
	2019	2019	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$20,723	20,723	20,723	—	—
Restricted cash	529	529	529	—	—
Financial liabilities:
Notes payable and other borrowings	42,736	45,669	—	—	45,669

The amounts reported in the combined carve-out statements of financial condition for cash and cash equivalents and restricted cash approximate fair value.

The fair values of the Company’s Community Development Bonds, which are included in notes payable and other borrowings above, were measured using the market approach with Level 3 inputs obtained based on estimated market prices of similar financial instruments.

The fair values of the Company’s notes payable and other borrowings (other than the Community Development Bonds above) were measured using the income approach with Level 3 inputs by discounting the forecasted cash flows based on estimated market rates.

The Company’s financial instruments also include trade accounts receivable, accounts payable, and accrued liabilities. The carrying amount of these financial instruments approximate their fair values due to their short-term maturities.

The Company is exposed to credit related losses in the event of non-performance by counterparties to the financial instruments with a maximum exposure equal to the carrying amount of the assets. The Company’s exposure to credit risk consists of accounts receivable balances.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

13. Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”) in assessing performance and deciding how to allocate resources. Reportable segments consist of one or more operating segments with similar economic characteristics, products and services, production processes, type of customer, distribution system or regulatory environment.

The information provided for segment reporting is obtained from internal reports utilized by the Company’s CODM, and the presentation and allocation of assets and results of operations may not reflect the actual economic costs of the segments as standalone businesses. If a different basis of allocation were utilized, the relative contributions of the segments might differ, but the relative trends in the segments’ operating results would, in management’s view, likely not be impacted.

The Company’s three reportable segments are as follows: BBX Capital Real Estate, BBX Sweet Holdings and Renin. See Note 1 for a description of the Company’s reportable segments.

In the segment information for the six months ended June 30, 2020 and 2019, amounts set forth in the column entitled “Other” include the Company’s investments in various operating businesses, including a controlling financial interest in a restaurant acquired in connection with a loan receivable default. The amounts set forth in the column entitled “Reconciling Items and Eliminations” include unallocated corporate general and administrative expenses.

The Company evaluates segment performance based on segment income from continuing operations before income taxes.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The table below sets forth the Company’s segment information as of and for the six months ended June 30, 2020 (in thousands):

	BBX Capital Real Estate	BBX Sweet Holdings	Renin	Other	Reconciling Items and Eliminations	Segment Total
Revenues:
Trade sales	$—	26,577	34,621	2,738	—	63,936
Sales of real estate inventory	9,278	—	—	—	—	9,278
Interest income	185	27	—	—	(13)	199
Net losses on sales of real estate assets	(34)	—	—	—	—	(34)
Other revenue	787	204	—	473	(58)	1,406

Total revenues	10,216	26,808	34,621	3,211	(71)	74,785

Costs and expenses:
Cost of trade sales	—	23,815	28,127	231	—	52,173
Cost of real estate inventory sold	6,106	—	—	—	—	6,106
Interest expense	—	116	185	5	(306)	—
Recoveries from loan losses, net	(5,037)	—	—	—	—	(5,037)
Impairment losses	2,710	25,303	—	2,727	—	30,740
Selling, general and administrative expenses	3,461	16,640	4,653	3,292	7,868	35,914

Total costs and expenses	7,240	65,874	32,965	6,255	7,562	119,896

Equity in net earnings of unconsolidated real estate joint ventures	696	—	—	—	—	696
Other income (expense)	—	114	(3)	—	—	111
Foreign exchange gain	—	—	272	—	—	272

(Loss) income before income taxes	$3,672	(38,952)	1,925	(3,044)	(7,633)	(44,032)

Total assets	$161,933	133,182	35,917	6,225	79,479	416,736

Expenditures for property and equipment	$—	2,924	605	45	—	3,574

Depreciation and amortization	$—	2,785	620	51	—	3,456

Debt accretion and amortization	$153	162	9	—	—	324

Cash and cash equivalents	$17,933	3,744	1,871	771	72,218	96,537

Equity method investments	$63,775	—	—	—	—	63,775

Goodwill	$—	14,864	—	—	—	14,864

Notes payable and other borrowings	$32,074	7,688	7,974	129	(6,251)	41,614

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The table below sets forth the Company’s segment information as of and for six months ended June 30, 2019 (in thousands):

	BBX Capital Real Estate	BBX Sweet Holdings	Renin	Other	Reconciling Items and Eliminations	Segment Total
Revenues:
Trade sales	$—	47,988	34,682	4,404	—	87,074
Sales of real estate inventory	4,660	—	—	—	—	4,660
Interest income	465	29	—	—	2	496
Net gains on sales of real estate assets	10,996	—	—	—	—	10,996
Other revenue	1,125	96	—	863	(174)	1,910

Total revenues	17,246	48,113	34,682	5,267	(172)	105,136

Costs and expenses:
Cost of trade sales	—	31,634	28,006	2,197	—	61,837
Cost of real estate inventory sold	2,643	—	—	—	—	2,643
Interest expense	—	98	256	2	(65)	291
Recoveries from loan losses, net	(2,385)	—	—	—	—	(2,385)
Selling, general and administrative expenses	4,373	20,774	5,477	2,828	11,162	44,614

Total costs and expenses	4,631	52,506	33,739	5,027	11,097	107,000

Equity in net losses of unconsolidated real estate joint ventures	8,742	—	—	—	—	8,742
Other income	170	227	152	5	—	554
Foreign exchange gain	—	—	(24)	—	—	(24)

Income (loss) before income taxes	$21,527	(4,166)	1,071	245	(11,269)	7,408

Total assets	$153,503	168,091	31,626	8,440	7,467	369,127

Expenditures for property and equipment	$3	2,586	205	374	—	3,168

Depreciation and amortization	$93	2,733	594	67	—	3,487

Debt accretion and amortization	$111	112	17	1	—	241

Cash and cash equivalents	$14,551	4,406	—	988	—	19,945

Equity method investments	$65,254	—	—	—	—	65,254

Goodwill	$—	35,521	—	1,727	—	37,248

Notes payable and other borrowings	$31,983	2,928	6,757	200	—	41,868

14. Discontinued Operations

As described in Note 1, FFTRG previously entered into area development and franchise agreements with MOD Pizza related to the development of MOD Pizza franchised restaurant locations throughout Florida and, through 2019, had opened nine restaurant locations. In September 2019, the Company entered into an agreement with MOD Pizza to terminate the area development and franchise agreements and transferred seven of its restaurant

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

locations, including the related assets, operations, and lease obligations, to MOD Pizza. In addition, the Company closed the remaining two locations and terminated the related lease agreements.

FFTRG’s operations as a franchisee of MOD Pizza are presented as discontinued operations in the Company’s combined carve-out financial statements.

The carrying amount of major classes of assets and liabilities included as part of discontinued operations is as follows (in thousands):

	June 30,	December 31,
	2020	2019
ASSETS
Cash and cash equivalents	$3	35
Operating lease assets	—	772
Other assets	58	185

Discontinued operations total assets	$61	992

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$2	2
Accrued expenses	39	134
Operating lease liability	—	905

Discontinued operations total liabilities	$41	1,041

The major components of loss from discontinued operations are as follows (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Revenues:
Trade sales	$—	3,987
Other revenue	—	58

Total revenues	—	4,045

Costs and expenses:
Cost of trade sales	—	1,296
Depreciation, amortization and accretion, net	—	507
Impairment losses	71	2,756
Selling, general and administrative expenses	20	4,130

Total costs and expenses	91	8,689

Pre-tax loss from discontinued operations	$(91)	(4,644)

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The following are the major components of the statement of cash flows from discontinued operations (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Operating activities:
Net loss	$(91)	(4,644)
Adjustment to reconcile net loss to net cash used by operating activities:
Depreciation, amortization and accretion, net	—	507
Impairment losses	71	2,756
Increase in trade inventory	—	(17)
Decrease in other assets	35	409
Change in operating lease assets and liabilities	(113)	208
Increase in accounts payable	—	9
Decrease in accrued expenses	(96)	(728)

Net cash used in operating activities	$(194)	(1,500)

Investing activities:
Cash paid for intangible assets	$—	(40)
Purchases of property and equipment	—	(542)

Net cash used in investing activities	$—	(582)

15. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 17, 2020, the date the financial statements were available to be issued. As of such date, there were no subsequent events identified that required recognition or disclosure other than disclosed below or in the footnotes herein.